

CHUBB®

Chubb Limited
Annual Report
2023



A Record-Breaking Year

Contents

Core Operating Income

$9.34B

A record and up 45.2%

Core Operating EPS

$22.54

A record and up 48.5%

P&C Combined Ratio

86.5%

A record

Consolidated Net Premiums Written

13.5%

Increase

Adjusted Net Investment Income

$5.34B

A record and up 32.8%

All metrics are for the year 2023

Financial Summary

In millions of U.S. dollars except per share data and ratios	Year Ended Dec. 31, 2023	*As Adjusted* Year Ended Dec. 31, 2022	Percentage Change	Percentage Change Constant Dollars
Gross premiums written	$57,526	$51,978	10.7%	10.7%
Net premiums written	47,361	41,720	13.5%	13.5%
Net premiums earned	45,712	40,360	13.3%	13.1%
P&C combined ratio	86.5%	87.6%	NM	
P&C current accident year combined ratio excluding catastrophe losses	83.9%	84.2%	NM	
Chubb net income	9,028	5,246	72.1%	
Core operating income	9,337	6,429	45.2%	
Diluted earnings per share – Chubb net income	21.80	12.39	75.9%	
Diluted earnings per share – core operating income	22.54	15.18	48.5%	
Total investments	136,735	113,551	20.4%	
Total assets	230,682	199,017	15.9%	
Chubb shareholders' equity	59,507	50,519	17.8%	
Book value per share	146.83	121.85	20.5%	
Book value per share excluding AOCI	163.64	146.42	11.8%	
Tangible book value per share	87.98	72.51	21.3%	
Tangible book value per share excluding tangible AOCI	102.78	94.90	8.3%	
Return on equity	16.4%	9.6%	NM	
Core operating return on tangible equity	24.2%	17.0%	NM	
Core operating return on equity	15.4%	11.1%	NM	

This document contains non-GAAP financial measures. Refer to pages 48-51 for reconciliations to the most directly comparable GAAP measures.
NM—not meaningful



Evan G. Greenberg

Chairman and Chief Executive Officer
Chubb Group

To My Fellow Shareholders

Chubb produced another year of record financial results in 2023. All divisions of the company contributed to our growth in operating income, which topped $9.3 billion, up 45%, with operating income per share up 49%. Operating income was double the amount from pre-COVID 2019. Three sources contributed to this growth – property and casualty (P&C) underwriting income, investment income and life insurance income – and each delivered new highs in operating performance.

We benefited one time from Bermuda's new income tax law, which added about 12% to earnings. Without this, core operating income was $8.2 billion, up 28%, and again a record.

We had another year of double-digit consolidated premium revenue growth, which reached $57.5 billion, up nearly 40% from three years ago. We continued to capitalize on favorable commercial P&C underwriting conditions around the world while growth accelerated in our global consumer businesses, supported by global non-life accident and health (A&H) insurance, North America high-net-worth personal lines, and our Asia life insurance business, which is also mostly supplemental A&H and risk products.

At our core, we are an underwriting company, dedicated to the art and science of taking risk. We have outperformed the industry in the craft of risk-taking for 20 years, and last year was no exception. We once again achieved industry-leading underwriting profitability with $5.5 billion in underwriting income and a record combined ratio of 86.5%, which is a real trick given our size and global breadth and speaks to our management, culture, and underwriting governance processes.

On the invested asset side, we are predominantly fixed-income investors, and we capitalized on our strong liquidity, higher rates and widening spreads while maintaining an average "A" rating. Adjusted net investment income grew 33% to $5.3 billion.

We advanced a number of our longer-term strategies that position us for future revenue and earnings growth, including attaining after 20 years of effort a significant majority stake in Huatai Group in China, a holding company with life, non-life and asset management subsidiaries. Over the longer term, Huatai should contribute meaningfully to revenue and earnings growth in both our life and non-life operations.

We are continuing to invest in our competitive profile to ensure future value creation. As I look forward, I am confident in our ability to continue growing operating earnings and earnings per share at a superior rate through the combination of P&C revenue and underwriting income, investment income and life income.

An organization built for purpose and value creation

Let me begin as usual by giving you, our owners, a view of who and what the company you are invested in is all about. The characteristics and features come together to create what I believe is a company synonymous with quality, an ambitious and enduring organization built for purpose and value creation.

Chubb is one of the largest insurers in the world as measured by our market capitalization of more than $100 billion as of this writing. Since 2013, we have tripled our market cap, reflecting our scale and income-generating power. When I became CEO, our market cap was about $12 billion. We have grown market cap since by more than 11% per year. We achieved this not simply by getting larger, but, more importantly, by delivering value to shareholders. Our total return to shareholders over the same period, measured on a per-share basis and including dividends, grew similarly at 11.4% per year, outpacing the S&P 500 at 9.9% and the S&P 500 P&C Index at 10.2%.



Chubb Market Capitalization

March 1, 2004 to March 1, 2024
in billions of dollars

Total Return to Shareholders: 11.4% per year

Market Cap Compound Annual Growth Rate: 11.1%

$120 | $100 | $80 | $60 | $40 | $20 | $0

$12

$102

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

We are global and well diversified with a deep local presence in 54 countries and territories, a true insurance multinational – one of only a few in the world – and we see a lot of room to grow over time. We are well integrated with a thoughtfully constructed portfolio of top-performing, multibillion-dollar businesses with substantial scale and potential for growth. Many are clear market leaders. While we are the largest commercial P&C insurer in America, 60% of our total company premium revenue originates outside our North America commercial division. About 30% of our global commercial P&C business and almost 50% of our global consumer P&C business is outside the U.S., and both have been growing quickly.

We have a well-balanced mix of business by customer and product. About 62% of our revenue and earnings globally comes from insuring businesses, where we serve the smallest to the largest companies with more than 200 different property and casualty-related products, and 38% comes from insuring individuals. We insure people's lives and their health as well as the things they own – everything from autos to homes and their contents to the gadgets they own. Our business insuring high-net-worth individuals in the U.S. is core to our brand recognition for quality.

By design, we market through an extensive range of distribution channels to reach the target buyer most effectively. In addition to being a vital partner of the largest global brokers, our distribution network spans 50,000 brokers and independent agents, hundreds of thousands of exclusive life and health agents, and hundreds of direct-to-consumer partnerships that give us access to hundreds of millions of existing and potential customers through digital, phone and face-to-face sales. We are, in fact, the largest direct marketer of insurance in Asia, and one of the largest in the world, through both digital and telemarketing channels.

Culturally, we are builders with a clear vision. Over the past 20 years, we have grown organically first and then added complementary acquisitions that advanced our strategy further. Few companies in any industry have our record of successfully acquiring and integrating businesses while at the same time building organically. We are hungry, results-focused and maniacally execution-oriented, with a relatively flat management structure that enables rapid decision-making and oversight, combined with a rigorous governance process to ensure discipline and consistency. We have consistently focused on talent management, patiently grooming over many years a deep, multi-generational leadership bench that is of our culture and brings decades of experience to bear, ensuring continuity of standards and knowledge for a long time to come.

The result is an enviable long-term track record of financial outperformance, including growth in earnings, tangible book value and book value, underpinned by distinguished underwriting and investment results.

Another year of underwriting outperformance

Last year was another above-average year in the U.S. and around the globe in terms of natural catastrophes (CATs) and one of the costliest on record for the insurance industry. Global insured losses from CATs exceeded $100 billion for the fourth consecutive year, above the 10-year average. The absence of a single, major insured CAT event globally was striking. A frequency of severe convective storms, e.g., tornadoes and thunderstorms, accounted for $60 billion of industry losses – an all-time high.

Exacerbated by climate change and urbanization, the industry and society face a growing frequency of costly CATs from a variety of perils. For Chubb, our total pre-tax CAT losses in 2023 were $1.8 billion, which, ironically,

> “I am confident in our ability to continue growing operating earnings and earnings per share at a superior rate through the combination of P&C revenue and underwriting income, investment income and life income.”

was below our expected losses – a mathematically derived number that by definition is always wrong and simply represents an expected average over time. In truth, it was the other side of volatility, and we were simply lucky.

Chubb’s underwriting performance last year was exceptional. As you can see from the nearby chart, our underwriting margin surpassed the average of our peers by almost 10 percentage points; over the past 10 and 20 years, the outperformance has been about eight and seven points, respectively. As a secondary measure of underlying health, our current accident year combined ratio excluding catastrophe losses, which strips out the volatility of CATs and claim reserve movement, was 83.9% – a record low. As we and other insurers become more CAT-levered by writing more property insurance business, of course, this ratio drops. You well know my view: The best measure for investors is the published calendar year combined ratio, which includes CATs and reserve movement. Volatility of margin and income is a feature of a company in the risk business.

The most important part of our balance sheet is our loss reserves, which back our liabilities and stand at $80 billion. We have always managed our reserves conservatively. In terms of loss development, we recognize bad news early and are slow to recognize favorable development. As I have said for years in this letter, insuring casualty is not for optimists. Our current reserve adequacy is as strong as I can remember.

Favorable conditions for both commercial and consumer lines, but beware of risk

For the year, commercial P&C underwriting conditions were broadly favorable around the globe and prices, in aggregate, increased at a faster pace than loss costs. My colleagues who lead our $39.7 billion global commercial P&C business – of which, again, two-thirds originates in the U.S. and one-third is international – did a great job capitalizing on these favorable conditions and produced net premium growth of 8.6%. Since 2019, we’ve grown our commercial P&C insurance business by about 50%.

Loss-cost inflation is a reality, both property-related and especially liability-related, and remains elevated, particularly in the U.S., due to a combination of societal attitudes toward business and a money-making litigation industry that is becoming more global. Lawyers seeking plaintiffs under the guise of Robin Hood righting a wrong have increased their advertising on billboards and the airwaves: About 800,000 television ads for litigation ran last year. The frequency of severity of liability losses, i.e., large liability awards, continues to increase, especially around anything with wheels. Think commercial fleets, transportation and logistics. Casualty loss-cost inflation also comes from other powerful sources that create new exposures, such as advancements in technology and science or new laws. Lately, we have forever chemicals, responsibility for climate change and climate disclosures, and cyber-related privacy exposures, to name a few.

Of course, there is plenty of appropriate litigation brought to truly address a wrong, but then there is excessive litigation, which is a tax on the economy, business and innovation. In total, litigation costs are estimated at about 2.1% of GDP – a major tax on society and innovation. Ultimately, the business community needs to band together, pool resources and take the lead in driving reforms if we are to bring costs down. The insurance industry is hardly the right constituent to lead the change: As an industry, we don’t garner much

> **"At times, shedding revenue when we can't make a profit is a strength and, in fact, leads to improved profit margins and income growth for Chubb. In this business, choosing to shrink at the right moments is a strength."**

sympathy. However, we are actively seeking out and supporting efforts to address reforms at a state and local level, advocating for changes such as those around joint and several liability laws or mandatory disclosure of who is funding a lawsuit so juries and judges can see the true motivations for many suits and requests for award.

In the meantime, we will underwrite casualty with the legal environment as we know it. That means at times shedding revenue when we can't make a profit, which is a strength and, in fact, leads to improved profit margins and income growth for Chubb – the opposite of how some uninformed sell-side analysts at times simplistically perceive our business. In this business, choosing to shrink at the right moments is a strength.

Growth in our $19.4 billion global consumer lines operations accelerated in 2023, with strong results in both our consumer P&C and life insurance businesses. In the U.S., the results were driven primarily by our high-net-worth personal lines business, which experienced the best growth in recent memory, and in Asia from growth in our A&H division. Total company consumer premiums increased 24%.

Record financial performance in '23

Again, our financial results were simply outstanding with numerous records achieved:

- Core operating income was $22.54 per share, up 49% compared with 2022 – and without the one-time tax benefit I mentioned earlier, it was $19.80 per share, up 30%. Either way, our operating earnings and per share were a record result. As you know, our preferred means of growing earnings per share is by investing in and growing the company and not shrinking our way to greatness through excessive capital management.

- Total consolidated net premiums written, which are the premiums we retain on our balance sheet, were $47.4 billion, up 13.5%. P&C net premiums grew 9.9% to $41.9 billion, while Life Insurance premiums and deposits grew more than 30% to $7.1 billion.

- P&C underwriting income of $5.5 billion was up 20%, driven by growth in revenue and margin.

- We have been slowly building our Life Insurance business for more than 15 years, and life income for the first time exceeded $1 billion, up 59%.

- We invested a record amount of cash and even accelerated portfolio turnover to raise more money to take advantage of higher interest rates and widening spreads, and we began to extend duration. Investment income increased to a record $5.3 billion, up 33% over prior year, and will continue to grow without a change to our portfolio risk profile.

Insurance is a balance sheet business, so we measure wealth creation by growth in tangible book value and book value. I firmly believe long-term tangible book value growth is the best measure of economic value creation for a few reasons. Tangible equity is our most constraining factor when it comes to growth, and we cannot pay claims out of goodwill. For the year, book and tangible book value per share increased 20.5% and 21.3%, respectively.

Our core operating return on equity (ROE) and core operating return on tangible equity (ROTE) last year were 15.4% and 24.2%, respectively. Without the one-time tax benefit, our core operating ROE and core operating ROTE were 13.6% and 21.6%, respectively. All of these are well in excess of our cost of equity capital, which is around 8.5%, so we are creating a lot of value for shareholders.

P&C Combined Ratio Versus Peers

The company's underwriting results have outperformed the average of its peers over the last 20 years.



Averages:	1 year	3 year	5 year	10 year	15 year	20 year
Peers[1]	96.1%	96.1%	96.3%	97.5%	98.2%	97.5%
Chubb	86.5%	87.7%	90.0%	89.9%	90.3%	90.8%

[1] Includes AIG, ALL, CNA, HIG, TRV.
Source: SNL and company disclosures

For an ambitious and acquisitive company such as Chubb, ROE and ROTE are distorted by purchase accounting requirements, which employ accounting theory that, frankly, distorts the true economic returns derived from an acquisition. In Chubb's case, these distortions scrub about 50 basis points on average from our ROE and about 75 basis points from our ROTE. Let me provide a simple, common-sense example of what I mean by distortion, which arises from the treatment of intangible assets – including what's called VOBA, which stands for value of business acquired – when one buys a life business.

Typically, an in-force insurance portfolio that we are acquiring produces substantial future earnings, a key rationale for the transaction. Purchase accounting requires the acquirer to record the entire present value of those earnings as an asset and amortize it over time. A profitable book of business like our recent Cigna acquisition leads to a higher asset value and, ironically, results in a higher amortization charge, making the acquired business look less profitable than it was when owned by those we bought it from. Those intangibles depress our ROE.

Another example: We are forced when we purchase a commercial P&C company to ascribe a portion of the purchase price to the brokerage relationships that were the source of the business and amortize that over a defined period as if it's an asset with a diminishing value. Pure theoretical nonsense. A better measure of ROE and ROTE recognizes and transparently adjusts for these distortions.

We expect to continue generating an ROE in the range of 13%+ and a tangible ROE of 20%+ on a published basis, and then add 50 and 75 basis points to whatever we publish for a better economic view.

Why our excess capital deserves to be valued at a premium to book value

We have told you for many years that our policy is to hold excess capital for both risk and opportunity, and that has served you well. That excess capital has created, on average, a drag on ROE of 1-2 percentage points depending on the period and how much we are holding. We would rather have some modest dilution to our ROE from holding excess capital and improve our accretion when used for an acquisition. We are constantly evaluating opportunities to deploy this cash, but we are patient and disciplined. An acquisition must meet our standard of return and must advance the strategy we are already pursuing organically. We have spent $47 billion on M&A over the past 15 years. The internal rate of return (IRR) on our cash from M&A has been 16% – almost double our cost of capital. Therefore, it stands to reason that if you think we are good stewards of capital, then our excess capital should be valued at a premium to book value.

In our company, independent of annual budgets, we prepare a rolling five-year plan. I introduced the process almost 20 years ago. Looking back, it's stunning how close our actual results have been over the years relative to what we imagined in the five-year plans – some up, some down, but over time pretty close. I must admit, though, that the path to how we got there was sometimes wildly different than what we had imagined. This leads me to the simple notion of intrinsic value of the company. We have a pretty good sense of ours. Our intrinsic value is substantially higher than our current share price, and the beauty: That's intrinsic value at a moment in time. If we are doing our job, it is continuing to increase over time. Chubb remains a bargain hiding in plain sight.

Next to our people, the balance sheet is our most important asset. We have $74 billion in total capital – double what we had 10 years ago and nearly seven times our $11 billion total of 20 years ago – and our equity capital was $60 billion at December 31. Our company is rated AA by S&P and A++ by AM Best.

Capitalizing on a broad set of growth opportunities

In previous years' letters, I described in detail every major division of the company. This year, I'll give you more of a summary by region, including key strategies and the growth outlook going forward. (If you want the description of each division, please revisit last year's letter.)

Chubb has approximately 40,000 employees and more than 1,100 offices in the U.S., Europe, Asia, Latin America and other parts of the world. We operate our insurance business under two principal P&C divisions – North America Insurance and Overseas General Insurance – and a Life Insurance division, which is basically Asia and North America. Given our breadth of local market presence and capability, we are well positioned to continue capitalizing on a broad set of growth opportunities globally.

North America Insurance comprises our commercial and consumer P&C divisions in the United States, Canada and Bermuda, which together write $35.0 billion in gross premiums annually. Chubb is the largest commercial P&C insurer in the U.S., and we serve all sizes of companies. We are the #1 insurer for large corporations, #2 for middle market companies, a top excess and surplus lines (E&S) writer, and the largest crop insurer in America. On the consumer side, we are the #1 writer of personal lines coverage for high-net-worth individuals and families. Capitalizing on favorable market conditions for underwriting and a resilient U.S. economy, North America Insurance had an excellent year in 2023. Net premiums grew 8.4%, with commercial lines up 7.8% and personal lines up 10.6%.

Our international P&C business, Overseas General Insurance, wrote $15.7 billion in gross premiums last year with major commercial and consumer operations. We have 500 branch offices in 51 countries spread across Europe, Asia and Latin America. We insure more than 12,000 multinational and large domestic companies around the world, and a third of our mid-market and small commercial business is outside the U.S. Our local presence gives us the ability and opportunity to compete for business in the local marketplace. It provides us with local insight and data, and it allows us to reach and service customers. The deeper we get in each market – it's iterative and takes time – the more the opportunity grows. Our international commercial business represents a major growth opportunity for us.

On the consumer side, we are one of the largest supplemental A&H writers in the world – a $7.5 billion business for Chubb written through both our non-life and life companies – and we have a meaningful international personal lines business underwriting everything from autos to homes to cell phones. Last year, international P&C net premiums written grew 13.7%, with commercial lines up 11.2% and consumer lines up 17.8%, led by Asia.

Looking ahead, commercial P&C underwriting conditions remain broadly favorable around the globe, and pricing continues to exceed or keep pace with loss costs in most of our major product areas. I am confident we will continue to capitalize and produce strong above-trend annual premium growth.

Property insurance has been a growth opportunity for us given favorable risk-reward underwriting conditions globally. With the growing impact of climate change,

> **Our intrinsic value is substantially higher than our current share price, and the beauty: That's intrinsic value at a moment in time. If we are doing our job, it is continuing to increase over time. Chubb remains a bargain hiding in plain sight."**

its related costs and volatility; reinsurers charging appropriately for risk and, in large part, passing all but the CAT tail risk back to primary companies; and the cost of money no longer zero, thus keeping alternative capital honest, favorable property insurance underwriting conditions in most areas of the world should endure. After all, inadequacy in property pricing shows up quickly.

Our company has become more property- and CAT exposure-levered. Property business is the best-priced business in the world right now, and as long as we are paid adequately, we have the balance sheet to take greater concentration and volatility in earnings from property.

In commercial lines, casualty conditions overall have been favorable, but it is an underwriter's market, and we are more selective depending on the type of casualty client, class and territory. We have the data and years of experience to distinguish those areas where pricing and terms are attractive and where they are not. As important, the environment for casualty is dynamic and constantly evolving. To be successful requires proactive management that is quick to recognize changes, adapt pricing and terms for the future, and adjust held reserves for the past if necessary.

We are one of the largest, if not the largest, underwriters of financial lines coverage in the world, including directors and officers (D&O) – public and private, errors and omissions (E&O) for a variety of professional risks, employment practices liability insurance (EPLI), and cyber. We are a global leader in this business with years of experience and lots of data, and we see opportunities for growth globally. The big exceptions: important areas of D&O and EPLI that are simply underpriced. Frequency of securities class actions is rising at both the federal and state levels, and severity is increasing. EPLI awards are growing in size. As usual, the naive or ignorant capital

and underwriters chasing this business at inadequate terms will get burned, and then pricing and terms will correct. At that time, clients and brokers will complain about inflated D&O prices, but they are happy to take advantage of soft pricing while it lasts. The same is true for certain underpriced areas of cyber.

New cybersecurity rules: an overreach

Cyber insurance is a dynamic and emerging risk and, therefore, an opportunity, and Chubb is one of the largest writers of this business. As polls show, cyber incidents rank as a top risk for businesses globally and for companies of all sizes. Cyber threats are growing as nation-state attackers and common criminals alike intensify strikes to steal information, hold companies for ransom and disrupt commerce. Our response to increasingly sophisticated cyber threats across the globe is a combination of improved threat detection and risk mitigation services, incident response services, and underwriting tools that allow us to discern sound cybersecurity standards and resiliency on the part of organizations seeking coverage. But while our capabilities improve, artificial intelligence is now creating an arms race between bad actors and the cybersecurity industry. Threats are growing, and the environment is becoming more complex.

Last year, the U.S. Securities and Exchange Commission (SEC) adopted new rules that require companies to disclose material cybersecurity breaches within four days. This is a bad idea. It compromises a company's ability to manage a delicate event by unnecessarily increasing pressure through forced disclosure that impacts its share price while the event is still in progress. It puts unnecessary pressure on companies to settle

> **"In North America, our Chubb Personal Risk Services business, the clear market leader and gold-standard franchise in high-net-worth personal lines, produced its best growth in 20 years."**

with attackers and, while the company is remedying the breach, the disclosure gives a potential roadmap to other bad actors to exploit similar software vulnerabilities in other companies. It essentially takes one problem and creates two, putting directors and officers in a difficult position as they try to balance SEC compliance against additional harm to their company from premature disclosure of a serious cybersecurity incident. Unwise.

Going a step further, the SEC recently expanded its enforcement powers by claiming a company failed to maintain its internal accounting controls as a result of a cybersecurity incident. While it is unclear whether the SEC's unprecedented move will survive a legal challenge, the expansive new rules and enforcement claim, in my judgment, are an overreach, reflecting both a poor understanding of cybersecurity and an intrusion on the cybersecurity responsibilities of other government agencies.

Rain and Hail: a terrific company run by great people

Returning to our North America business results, last year was another below-average year for our multi-peril crop insurance business, where Chubb is the #1 writer in America through our Rain and Hail affiliate, a terrific company run by great people providing a valuable service to American farmers. Growing conditions for crops were challenging last year, but we still produced a 95.4% combined ratio and earned $146 million in underwriting profit, so not bad.

Crop insurance is a CAT-like business, by its nature vulnerable to weather volatility, but with very good risk-reward dynamics. Crop insurance has been a great business for Chubb. Since fully acquiring Rain and Hail in 2010 for $1.1 billion, we've earned almost $2 billion in operating profit with an IRR of 26%.

Chubb Personal Risk Services: the gold standard

In North America, our $6.7 billion Chubb Personal Risk Services (PRS) business – the clear market leader and gold-standard franchise in high-net-worth personal lines with more than 60% market share among high-net-worth writers – produced its best growth in 20 years. I couldn't be prouder of our team of professionals who work every day to support our clients.

To provide needed coverage at appropriate terms, we are writing more homeowners business through our E&S entities on what's called a non-admitted basis in states where regulation doesn't allow us to tailor coverage or charge the right price for clients who are exposed in a more outsized way to catastrophes. Remember, affluent people want to live in beautiful places in sight of nature that are often more exposed to catastrophes. Where state regulators won't allow us to tailor coverage in line with exposure and price it adequately, we'll use our E&S capabilities. But frankly, I wish there was more flexibility within certain states' regulation so that we could serve this customer base on an admitted basis to give them what they need and want to buy, rather than be forced to E&S.

While other insurers compete on price, Chubb PRS offers an extensive array of services backed by a renowned reputation for quality. Frankly, the business is a historic wellhead of our company's brand reputation and gives the Chubb name a halo. Teams of Chubb engineers provide advice and services to help clients be more resilient against the threats of climate change. Home evaluation services utilize innovative technology, such as water leak detection systems, to prevent losses. We are reaching new clients and new demographics through digital distribution efforts, such as embedding insurance with luxury e-commerce retailers to offer protection for jewelry, collections and other valuables – all through a digitally enabled purchase experience.



Premium Growth by Geography

Percentage change in P&C net premiums written, 2023 versus 2022

- Commercial businesses
- Consumer businesses
- Overall growth

*Total P&C includes Global Re, Combined International, Japan and other international operations, which are excluded from the regions.

	North America	Asia Pacific	Latin America	Europe	Total P&C*
Commercial businesses	7.8%	16.0%	11.2%	10.4%	8.6%
Consumer businesses	10.6%	35.4%	17.4%	6.1%	13.8%
Overall growth	8.4%	24.7%	14.8%	9.4%	9.9%

A trusted brand-name insurer of large domestic and multinational European corporations

Europe is Chubb's second-largest commercial P&C market after North America and the company's third-largest region overall, with annual gross premiums of $7.5 billion. With more than 60 offices in 27 countries – from the U.K. across the entire European continent to parts of the Middle East – we have a rich history in Europe. Our presence in the U.K., for instance, dates back more than 100 years.

We serve businesses in Europe of all types and sizes through a substantial network of retail offices, while our Global Markets E&S division operates in the London wholesale market and Lloyd's. Chubb is a major and trusted brand-name insurer of large domestic and multinational European corporations. We write 75% of the FTSE 100 and all 40 companies in the CAC 40.

For consumers in Europe, Chubb is a leader in employer-paid group personal and travel accident insurance for employees, and we are the leading cell phone insurer for the customers of mobile network operators. In the U.K., we have a market-leading position in the high-net-worth personal lines segment as well. Europe had another excellent year in 2023 with net premium growth of 9.4%.

In Latin America, we have major operations in nine countries, with Mexico, Chile, Brazil and Ecuador being among our largest. We insure consumers through A&H, personal lines and life, and we are a major commercial P&C insurer for businesses, in sum producing $3.3 billion in gross premiums annually. Mexico is our largest country in the region, where we are a top-five commercial P&C and surety insurer. As one of the largest auto insurers in the nation, we have policies on about 2 million vehicles.

The combination of digital distribution and traditional direct marketing through a roster of distinguished partners is one of the primary drivers of growth for Chubb in the region. We are the preferred insurance partner for Nubank, the #1 digital bank in Latin America, and Banco de Chile and Citibanamex, the second-largest banks in those countries. Net premiums in the region grew nearly 15% last year.

A unique, integrated proposition in Asia

Asia and the United States are the two most dynamic regions in the world for future economic and insurance market growth. The two regions represent about 77% of our business but 69% of the world insurance market. Looking forward, they are expected to grow 40% faster than the rest of the world and are likely the regions with our greatest long-term growth potential.

During the summer of last year, I moved my office to Asia for six weeks to spend more time meeting more people and to gain broader and deeper insight into trends and what's driving the region. In total, I spent about nine weeks there over the year. While I have traveled in the region about two to four times a year for 40 years, trips of just one to two weeks simply limited my bandwidth to explore.

There is a lot more happening in Asia than just China and, though very important, what's occurring between China and the rest of the region. What's going on within and between ASEAN and North and South Asia is incredibly dynamic – it's an example of growing regionalism. There is immense trade in goods, capital flows, innovation and travel by people between and among countries across the region. India, Japan and Korea are powerhouses – investing, building and spreading their influence throughout Asia, particularly ASEAN. It's about the tech development that's taking place, and the next generation of leaders and entrepreneurs who are emerging. And we're well positioned to capitalize.

Geographic Sources of Premium

2023 net premiums written and deposits



Latin America **6%**

Europe **12%**

Asia **20%**

Bermuda/Canada **5%**

United States **57%**

With $10.7 billion in gross premiums and deposits, and operations in 15 countries in which we have built a deep local presence over many years, our Asia region is now 20% of our company. More than 75% of the business is consumer-focused – A&H, personal lines and life – and about 25% is commercial P&C. In 2023, Japan aside, Asia generated P&C net premium growth of 25%, with strong contributions from both consumer and commercial lines, while life premiums in the region grew more than 80%.

There is no better place to showcase our international consumer business than Asia – a collection of individual markets large and small with more than 2 billion people. We have the ability to bundle and cross-sell coverage across our consumer P&C and life product lines. Our direct marketing operation has more than 7,000 telemarketers, massive consumer databases, and powerful digital technology in the hands of a team with considerable marketing and sales know-how. We have distribution partnerships with some of the most successful digital companies in the world, giving us access to hundreds of millions of customers. To that point, we expect consumer premium revenue through our 100% digital channels to exceed $1 billion in 2024, more than 40% of which will originate in Asia.

Our commercial business in Asia is equally robust and benefited last year from continued favorable underwriting conditions in several major markets, including Hong Kong, Singapore and Australia, which alone produced about $1.2 billion in gross premiums. The dynamism I mentioned means a growing small and medium-sized (SME) and large business community across the region with growing needs for insurance. To reach and serve that base, you must be local in many markets – and we are there. Let me bring it to life with a few examples.

Korea is Chubb's second-largest country after the U.S. with $3 billion in gross premiums. Our Korean leadership team is a powerhouse with an operation that combines life and non-life capabilities to predominantly focus on the consumer through direct response marketing and a network of thousands of agents and brokers. LINA, which stands for Life Insurance Company of North America, is our life company in Korea and is a well-regarded brand that dates back nearly four decades.

In Thailand, where we have both non-life and life companies, we have bancassurance partnerships with major Thai financial institutions such as Krungthai Bank, or KTB, one of the largest banks in that country with 40 million customers. We are transitioning sales through branches and traditional telemarketing to digitally embedded products. We bring Chubb's considerable commercial P&C capacity and service solutions to Thailand's large, middle and small business marketplace through a network of 16 branches, and we write 37 of the Stock Exchange of Thailand's (SET) top 50 companies, including nine of the top 10.

In the dynamic and fast-growing consumer market of Vietnam, where we have life and non-life companies, our agency and brokerage distribution is complemented by partnerships with payments, banking, e-commerce, ride-share and travel platforms that give millions of emerging middle-class consumers access to Chubb's products through digital channels.

Huatai in China: a rare, long-term opportunity

In China, we now own Huatai Group, which has three major subsidiaries – a property and casualty company, a life company, and an asset management company with more than $120 billion of funds under management. Chubb is the only foreign financial institution to majority own a Chinese financial services holding company. It took us 20 years to get government permission, and we have invested about $4 billion over the years to acquire the

> **"** With $10.7 billion in gross premiums and deposits, and operations in 15 countries in which we have built a deep local presence over many years, our Asia region is now 20% of our company."

shares. Based upon any classic financial return model we overpaid. However, in this case, we purchased an opportunity – a long-term one. The licenses, provincial presence and branches throughout the country provide a rare opportunity to build something meaningful in the second-largest economy in the world, and one that is not going away. That's the bet.

Today, Huatai has 600 branch offices and thousands of employees spread among nearly all the provinces. We insure average citizens for life, health and auto insurance, and from small private businesses to large state-owned enterprises for all kinds of commercial insurance. Our asset management company is one of the largest in the country, offering both retail and institutional mutual funds and boasting top-quartile fixed-income performance.

We compete in China with our model of doing business, and we are an example of a market-oriented meritocracy. Our innovation, skill in risk-taking and distribution, building and managing insurance companies, and dynamic nature are our advantages. The valuable savings and protection we provide for Chinese citizens is an example in China of a private sector solution versus relying on the state for protection.

Our business in China, Hong Kong and the Greater Bay Area – a $2 trillion GDP market – is relatively small for us today but has the potential to be sizable. Given the size of the Chinese economy and the vastness of the business community, the country's aging population, the growing middle class and the limited government safety net, the long-term opportunity is attractive. While there is much risk and no guarantee of success, ultimately, I have confidence in the culture and in the hardworking nature and capitalist spirit of the Chinese people. We are patient.

Chubb Life: predominantly A&H and risk products in life clothing

Our Life Insurance division includes an Asia-based international life insurance company, Chubb Life, which produces about 85% of the division's life premium and deposits of $7.3 billion, and a growing worksite benefits business in North America under the Combined Insurance brand. Chubb Life operates in nine countries in North and Southeast Asia with a focus on protection and A&H-type health insurance products supplemented with savings-oriented plans. This product mix is the right kind of life business for us – predominantly A&H and risk products in life clothing combined with savings products that have minimum-to-no guarantees. Last year, net premiums were up 74%.

Our life business is leaning heavily into three macro trends in the Asia region: 1) Consumers have relatively little life and health insurance protection; 2) Wealth is being created at an unprecedented level. In Korea and Greater China, customers are aging, and it's about legacy planning and quality of life in retirement. In Southeast Asia, customers are much younger, and it's about protecting family and lifestyle, affording quality education, and access to international health care; and 3) Consumers are tech-savvy. Beyond coverage, they want access to digitally curated health services and personalized well-being reminders and rewards.

On the other side of the world, we have worked quietly over the last few years to convert Combined Insurance in North America to a worksite benefits business that offers supplemental A&H and life voluntary benefits plans. A team of 3,500 independent agents focuses on small businesses, while Chubb Workplace Benefits caters to mid- and large-size employers through brokers and consultants. This unit's growth, both revenue and earnings, should emerge in a more meaningful way over the next year or two, and I will talk more about it then.

13

> Investing in and protecting infrastructure investments is a large opportunity for those insurers with a global presence, large balance sheet and expertise. Chubb is ideally positioned."

Reimagining how an insurance company should operate in a digital age

Over the last three to four years, we have been investing in our company's digital transformation and our digitally native business unit – two separate efforts that are coordinated and will converge over time. We are making steady progress in our plan to transform our traditional flow businesses, which represent 70% of our company, into digital enterprises over the next few years, with the balance of our business becoming digitally enabled. These businesses are reorganized around multidisciplinary teams, bringing together underwriters or claims professionals with engineers, data analysts and managers who share common objectives and tasks. It breaks down silos. Transformation means reimagining how an insurance company should operate in a digital age, including how we employ and use data – our own and external – to drive analytics, AI literacy, straight-through processing, the customer experience, and underwriting and marketing insights. It's about cycle times of change – speed and insight. Importantly, we expect and measure outcomes.

Our de novo digital business unit is expanding quickly in terms of revenue, products and capabilities with leading digitally native platforms and financial institutions, particularly in Asia and Latin America. This business has 25 million digital policies in force now and access to more than 375 million customers. Last year, we produced about $760 million in gross premiums through digital platforms and next year expect to top $1.1 billion with more than $70 million in underwriting income.

The emergence of AI and the power of large language models

In the transformational potential of artificial intelligence, the emergence of large language models (LLMs) in 2023 may prove a seminal moment. In my judgment, AI is not an instant game-changer in our industry or most industries, but rather its impact will continue to unfold over time and will be immensely powerful. It is one of those technologies, like the steam engine, that emerge and usher in a historic period of change. The implications for both good and bad, which we as societies are coming to understand, are enormous. AI brings exciting promise for science and medicine, education and learning, services, engineering, manufacturing, agriculture, finance – you name it.

On the other hand, AI is a weapon that potentially threatens our notion of free will, which is at the core of democracy. We are already beginning to see what it means for military capabilities and cybercrime, and it's frightening. How do we govern AI, and what do we regulate? Who should do so, and how do we equip them? Is it even possible?

For Chubb and insurance, the power of LLMs will be profound. Algorithmic AI has been in use at Chubb for about six years in areas such as underwriting, claims and marketing. Using "ChubbGPT," a secure version of ChatGPT within our firewall, employees perform research, write code and summarize reports. AI presents an extraordinary opportunity for us to unlock and maximize our rich trove of data to accelerate innovation, expand capabilities and bolster competitive differentiation. By exploiting our data as a strategic asset across multiple lines of business, geographies and products, we are advancing our ability to materially outperform through improved risk selection, pricing, portfolio management and operational efficiency.

As we continue to invest in AI capability, we will progressively unlock more complex, unstructured data to provide deep insights for decision-makers across the company. We are optimistic about the business value these AI solutions will bring to Chubb, but we are realistic. We recognize that adoption will be iterative and take time to reap rewards, especially when considering not only the evolution of the technology itself but also the breadth of our business and geographies, the intrinsic complexity of insurance, as well as emerging regulations.

Responsibly insuring the transition to a net-zero economy

Protecting our insureds includes supporting their resilience against the threat of a changing climate. We also seek to help society make an orderly transition to a net-zero economy in a responsible way that does not sacrifice our energy security needs. We are taking tangible actions in three distinct areas.

Chubb Climate+, our climate-focused business division, brings together extensive technical capabilities in underwriting and risk engineering to support businesses engaged in developing or employing new technologies and processes to reduce dependence on carbon. Climate tech insurance solutions address carbon capture, hydrogen, EV charging stations and industrial battery storage systems that allow clean energy producers, such as wind and solar, to store energy for efficient distribution.

For instance, in the U.K., Chubb Climate+ Renewables supports the growth of alternative and renewable energy projects, principally onshore wind and ground-mounted photovoltaic solar. In addition, Chubb has a leadership role in a new Lloyd's of London consortium that provides insurance coverage for risks associated with the transit and storage of lithium batteries in the marine cargo market.

Through our underwriting actions, we support and encourage businesses to adopt best practices to help them achieve their sustainability goals. Our climate- and sustainability-based underwriting criteria for oil

and gas extraction projects require clients to limit their emissions, or we won't underwrite the risk. We are particularly focused on the capture or reduction of methane, a byproduct of oil and gas production that can be managed through controls and technologies. The digital Chubb Methane Resource Hub offers clients information and insights for measuring and mitigating methane emissions. We also limit the underwriting of oil and gas extraction in globally recognized conservation areas.

Through our risk engineering services, we help individuals, businesses and communities be more resilient to the effects of climate change. This includes conducting property resiliency assessments to help companies forecast their climate risks. Our political risk insurance division has helped finance remarkable conservation projects in places like Ecuador and Belize that support sustainable economic development and community resilience while providing debt relief.

One last thought on climate and digital: The convergence of two powerful trends – the world's transition to cleaner energy and the inexorable digitization of everything – is driving a massive societal need for infrastructure investment. Think energy generation and transmission, data storage and resiliency-related construction to protect against the effects of climate change. The need is enormous – in the trillions of dollars – and governments don't have the money. For the private sector, this mega-trend represents a growing asset class for investors, which, in turn, is creating the need for insurance to cover both the construction and operating-related risks of infrastructure. Investing in and protecting those investments is a large opportunity for those insurers with a global presence, large balance sheet and expertise. Chubb is ideally positioned.

Premium Distribution by Product

2023 net premiums written and deposits



Global Reinsurance **2%**

Agriculture **7%**

Global A&H and Life **21%**

Personal Lines **17%**

Large Corporate Commercial P&C **18%**

Middle Market/ Small Commercial P&C **23%**

Wholesale Specialty Commercial P&C **12%**

America's financial solvency: an existential risk

For perspective, looking back, government policies following the economic recession in 2008 supported an extended period of expansive monetary and fiscal stimulus. Persistent and enormous federal deficits caused the U.S. ratio of debt to GDP to nearly double. Meanwhile, negative "real" interest rates distorted asset prices and encouraged excessive risk-taking and use of leverage, inflating consumer and corporate balance sheets. Then, the government's response to COVID exacerbated these conditions by injecting massive fiscal stimulus of almost $6 trillion into the economy. As a result, the broad money supply rose to nearly 120% of real GDP versus its long-term average of approximately 80%, leading to a predictable surge in inflation, deeply aggravated by mostly short-term supply chain problems.

To counter this inflationary spiral, the Federal Reserve has raised short-term rates and reduced its balance sheet by nearly $1.5 trillion. However, liquidity remains abundant, and the Fed's security holdings remain at $7 trillion, or nearly twice the size of pre-COVID levels. Our economy is strong and resilient across a wide range of measures: Unemployment is low, and the outlook for '24 is favorable.

The medium-term outlook for inflation remains uncertain. The wealth effect linked to liquidity and financial market valuations supports the uncertainty. While inflation in the goods sector has slowed, helping to reduce overall inflation, tight labor markets and a robust service sector continue to support elevated wage and price gains. The declining support for globalization, a reordering of supply chains, the transition to renewable energy, aging demographics, latent excess liquidity and expansive fiscal policies all pose challenges to inflation.

One of the greatest risks, in fact, an existential risk to the health of America, is lying in plain sight: our financial solvency. Despite solid economic fundamentals and near-record full employment, the U.S. ran a 2023 fiscal deficit of $1.7 trillion, or 6.3% of GDP. Total U.S. debt is now more than $34 trillion, or approximately 123% of GDP, and interest expense stands at 16% of revenue, similar to the capital structure of a BBB corporation. In fact, federal net interest costs are forecasted to exceed defense payments in 2024 for the first time in six decades.

In addition, entitlement spending is crowding out important funding for key discretionary sectors such as defense and infrastructure, and the Congressional Budget Office now projects all federal revenue will be consumed by entitlement payments and interest on the debt by 2030. With 50% of U.S. debt maturing within three years, declining Federal Reserve Treasury holdings, slack foreign demand and the intransigent nature of our divided political environment, the U.S. credit rating risks further downgrades. The prospect of a "crowding out" in financial markets, higher U.S. yields, inflation and a weakened U.S. dollar are real and growing risks without decisive action on the part of our government.

America's central role in preserving security around the globe

The current geopolitical environment is defined by power distributed to more countries operating contrary to America's interests. Russia, Iran and China each are seeking to revise the regional order in their respective regions and globally. At the same time, Iran is at the nuclear threshold, and North Korea is expanding its nuclear inventory. These developments are generating increased tail risks.

European countries lack capacity to tip the military balance in Ukraine's favor. They are unable to defend themselves against Russian aggression without American

> **"There is a declining consensus inside our country for playing a leadership role. Our leaders are not making a strong case for our involvement abroad as a requirement for security and prosperity at home."**

security support. American-led efforts to support Ukraine's defense have produced outsized returns on investment. Failure to sustain support for Ukraine's defense would undermine the credibility of American resolve to stand down Russian aggression and raise the risk of emboldening Russia to expand its ambitions in ways that implicate NATO security commitments and threaten Europe. It would undermine America's credibility with allies around the world and embolden our adversaries.

In the Middle East, Israel feels existentially vulnerable, and the Palestinians need a homeland and a future. Even though, on balance, none of the major actors sees benefit from an escalation of tensions, the regional dynamic is fragile. There is no path out of the current morass without active American leadership.

China, meanwhile, is demonstrating diminished patience with the status quo. Beijing is generating greater military friction in pursuit of its territorial claims in the Taiwan Strait, the South China Sea and along the border with India. China is investing in its "no-limits" partnership with Russia. America's active alliance-building and military deterrence are essential to preserving regional peace and stability.

The United States and China are the two most powerful countries and account for more than one-third of global GDP. Even so, each's ability to influence outcomes outside its borders is less than was the case during America's unipolar moment from the end of the Cold War through the early part of this century.

China is viewed both as important and as a source of anxiety for many countries around the world. China is a revisionist and revanchist power that is pursuing a large-scale expansion in military capabilities. Its foreign policy is driven both by its historical aggrievement and an ambition to reshape the international system to suit its benefit. Beijing is protectionist and predatory in its economic practices. China is the largest trading partner for most countries in Asia and around the world. No country can do without China as a source of economic growth.

America plays a central role in preserving security in Europe, the Middle East and Asia. The U.S. is viewed as both indispensable but also unreliable. Our economy is the strongest in the world, our ability to innovate is unmatched, and our military remains the most powerful and capable in the world. At the same time, our political system produces unpredictable outcomes.

In the face of China's assertiveness and America's unreliability, countries around the world are hedging. Countries are avoiding aligning with either America or China across all domains.

There is a declining consensus inside our country for playing a leadership role. Our leaders are not making a strong case for our involvement abroad as a requirement for security and prosperity at home. The current direction of travel is toward increased nationalism and economic protectionism. This is not a direction that inspires confidence abroad or supports prosperity and innovation at home. It contributes to global instability and increases our vulnerability.

Restoring America's traditional leadership role in global trade

Our economy is the envy of the world. Our country is a beacon: We are the land of opportunity, and we protect the sanctity of the individual. Our democratic values inspire. Our economy is market-oriented and supports a thriving private sector. We have a transparent legal system and strong institutions to administer justice.



> It's all the more important to recognize that coexistence remains an inescapable requirement for both the United States and China. Neither country can subdue the other or force the other to abandon its ambitions."

U.S. companies lead the world in technological innovation. Our country is a magnet for capital, technology, and the best and brightest from around the world.

None of this is guaranteed, and we confront fundamental challenges that threaten our future prosperity. At the global level, our leaders project disunity in putting forth a foreign policy and national security strategy that integrates economic and military capability with the promotion of American values.

At the national level, our leaders are deeply divided and tribal in their politics. They are more focused on political survival and partisan advantage than addressing our deep societal challenges. This inability to address obvious problems is a source of frustration for most Americans. For example, our leaders have proven shamefully inept at protecting the country's borders and reforming immigration policies. Our country's mounting national deficit is an existential problem right in front of our faces.

Burdensome regulation and outsized bureaucracy inhibit our progress in important areas. It takes too long and costs too much to build infrastructure in our country. Energy and transportation infrastructure are pillars of a modern economy and enablers of innovation. Chronic delays and exorbitant costs impact our growth.

Our country lacks a critical ability to produce ships, planes, missiles and munitions at the speed and scale needed to meet our own national security requirements and those of our security partners. It is undermining America's value proposition for countries to align more closely with us. Rebuilding our defense industrial base in concert with our allies is an urgent priority.

While a view currently out of fashion, as part of our economic well-being and our national security and foreign policy, we should restore our traditional leadership role in global trade. After all, 95% of the world's consumers live outside our borders.

Our country is strongest when other countries are invested in our security and economic growth agenda, and we in theirs. We are not giving adequate consideration to our allies' requirements. Free trade agreements that include market access provisions are necessary to promote our vision of trade and unlock opportunities for our companies and workers. Deeper economic integration binds our fortunes more closely with those of our partners.

The prevailing narrative inside the United States today is that free trade destroys American jobs. I reject that narrative. America's unrivaled global power in the post-World War II era was underwritten by our vision of market-oriented, rules-based fair trade. Reinvigorating America's international trade leadership would strengthen America's presence and staying power globally. It would support economic growth at home. And it would undercut Beijing's preferred – and increasingly tarnished – narrative that countries must stand with China to prosper in the 21st century. A fair market-oriented trade system means we don't allow countries to game the trading system. The notion of reciprocity in trade and market access, and the rules we each adopt, are fundamental.

Supply chains are no longer linear transmission mechanisms from suppliers of raw materials to producers to consumers. Supply chains now encompass a global web of companies and countries at a density, scope and complexity never seen in human history. It would be unwise and infeasible to attempt to unwind global supply chains.

However, we should diversify supply chains for critical resources to ensure supply. Although likely inflationary, diversification represents sound risk management against a range of potential shocks. These efforts need to be undertaken with thoughtfulness and precision, and not blunt-force moves guided by nationalism and protectionism.

No country is in a stronger position in the world today than America. Many of our greatest challenges are within our own scope to address. With wise, focused and determined leadership, our country can compete with any country in the world.

The U.S. and China: Coexistence remains an inescapable requirement

In recent years, the U.S.-China relationship has grown increasingly rivalrous. Both countries see the other as a growing threat. Each has become more protectionist, more tolerant of friction, and more focused on military power in dealing with the other. Both countries are directionally moving to become more independent of the other.

China is continuing to grow more authoritarian at home and aggressive abroad. The Chinese leadership is unrelenting at home in their approach to imposing centralized control. China's foreign policy has become more assertive, intolerant of criticism and forceful in responding to challenges to its interests. China's leaders hold a different view of their behavior, believing they are responding to U.S.-led Western pressure to stifle China's rise. Nevertheless, we view China as increasingly presenting a threat to our interests and values, as well as those of our allies and partners.

Given these trends, it's all the more important to recognize that coexistence remains an inescapable requirement for both the United States and China. Neither country can subdue the other or force the other to abandon its ambitions. Acknowledging the mutual need for coexistence is a wise recognition of reality lest we have war. Coexistence requires active engagement to establish the terms by which both sides relate to each other. Engagement is not a form of surrender, and it does not mean either side needs to admire the other. Engagement is how relationships are built and knowledge is shared. It is how leaders in both countries acquire an understanding of each other and how trust is developed at a personal level. These relationships are a key ingredient for leaders to be able to craft a better framework for the relationship going forward.

Our country will best manage its competition with China if we show firmness in protecting our interests and supporting our alliances while showing patience and confidence in our long-term competitive advantages. In my judgment, China is making domestic and foreign policy decisions that are undermining its national competitiveness and interests. It would be wise for Washington, while defending our interests, to leave China room either to double down on its mistakes or adjust.

Chubb: our launching pad into the future

I want to thank my fellow employees and our senior management team for their outstanding contributions last year. You never cease to amaze me. Your technical proficiency, drive and creativity are matched only by your dedication to our clients and business partners. You are the brand. I also want to thank our thoughtful, active and supportive Board of Directors. I appreciate your wise counsel and commitment to our mission.

Our best days are in front of us. The company we have built is our launching pad into the future as we capitalize over time on an enormous number of opportunities we could only dream about a decade or two ago. Acknowledging that ours is a long-term business, we are patient in strategy. Exceeding our ambitious objectives, we are impatient in execution.

On behalf of the entire organization, thank you for your investment and trust in us.

Sincerely,



Evan G. Greenberg
Chairman and Chief Executive Officer

A World Leader in Insurance

A local presence in 54 countries and territories around the world

Chubb has operations in the countries and territories listed here and can help clients manage their risks anywhere in the world.



Argentina	Chile	France	Japan	Pakistan	Saudi Arabia	Tunisia
Australia	China	Germany	Korea	Panama	Singapore	Turkey
Austria	Colombia	Gibraltar	Macau SAR	Peru	South Africa	United Arab Emirates
Belgium	Czech Republic	Hong Kong SAR	Malaysia	Philippines	Spain	United Kingdom
Bermuda	Denmark	Hungary	Mexico	Poland	Sweden	United States
Brazil	Ecuador	Indonesia	Myanmar	Portugal	Switzerland	Vietnam
Canada	Egypt	Ireland	Netherlands	Puerto Rico	Taiwan	
	Finland	Italy	New Zealand	Russia	Thailand	
			Norway			

Chubb Senior Operating Leaders

Chubb's senior operating leadership includes the company's President and Chief Operating Officer and the presidents of the North America, Overseas General and Chubb Life insurance operations.



Bryce Johns

Senior Vice President,
Chubb Group;
President,
Chubb Life

Juan Luis Ortega

Executive Vice President,
Chubb Group;
President,
Overseas General Insurance

John Keogh

President and
Chief Operating Officer,
Chubb Group

John Lupica

Vice Chairman,
Chubb Group;
President,
North America Insurance

9 regions and 40 branches across U.S. & Canada



Premium distribution by product

Agriculture **13%**

Personal Lines **19%**

Specialty **11%**

Retail Commercial **57%**



FY 2023 gross premiums written

144 offices



U.S., Canada and Bermuda

9,000+ agent and broker locations served



North America Insurance

Key Financial Results
Dollars in millions

Total North America P&C Insurance

2023

Gross premiums written	$34,955
Net premiums written	$28,303
Combined ratio	84.9%
Segment income	$7,487

North America Commercial P&C Insurance

2023

Gross premiums written	$23,810
Net premiums written	$19,237
Combined ratio	81.6%
Segment income	$6,390

North America Personal P&C Insurance

2023

Gross premiums written	$6,739
Net premiums written	$5,878
Combined ratio	89.7%
Segment income	$914

North America Agricultural Insurance

2023

Gross premiums written	$4,406
Net premiums written	$3,188
Combined ratio	95.4%
Segment income	$183

Chubb's insurance businesses in North America serve clients ranging from the largest multinationals, middle market companies, and small businesses to successful individuals and families, and the agriculture community.

"2023 was a terrific year for Chubb's North America businesses," said John Lupica, Vice Chairman, Chubb Group and President, North America Insurance. "We generated strong premium revenue growth in our commercial property and casualty (P&C) and personal lines businesses, and posted record underwriting results. Our ongoing success is the result of thoughtful planning and strategic investment across our organization in our people and innovative insurance solutions. We always stayed focused on delivering the quality, value and consistency of Chubb to our clients and distribution partners."

"In 2023, Chubb continued to be an important partner in a volatile risk environment that included inflation, a litigation market that continued to deteriorate, and losses from natural catastrophes and secondary perils," said John Keogh, President and Chief Operating Officer of Chubb Group. "In a challenging insurance market for buyers, we were able to find solutions to protect our clients and their assets. For example, our consistent underwriting discipline allowed us to take on more exposure in property lines in North America."

During the year, Chubb continued to distinguish itself through the quality of its claims service. Through the demonstration of technical excellence and superior service, the North America Claims team earned an excellent rating in customer experience. Chubb also implemented new technology to deliver new solutions for customers, enhance efficiency and make it easier for clients and partners to interact with Chubb. "Our execution against strategic deliverables in 2023 led to significant progress in our journey to reimagine how we service and adjudicate claims," said Lupica. "It's about evolving how we work and always keeping our brand at the center of all we do."

Total net premiums written for the company's North America P&C insurance businesses were $28.3 billion, up 8.4% from 2022. Underwriting income was $4.1 billion, leading to a combined ratio of 84.9%.

North America Commercial P&C Insurance

Chubb is the largest commercial lines insurer in the United States, offering a full range of traditional and specialty products for businesses of all sizes. Net premiums written for North America Commercial P&C Insurance were up 7.5% to a record $19.2 billion, with P&C lines up 9.9% and financial lines down 1.7%. The combined ratio for the segment was 81.6%. Underwriting income was $3.4 billion, and segment income was $6.4 billion.

Major Accounts, Chubb's P&C business unit that serves large corporations, is recognized for the breadth and depth of its product and service offerings, technical underwriting expertise, superior customer service, and global web-based application built to service complex, bespoke insurance programs in many countries around the world. It's a high-touch business where Chubb, with its strong client- and broker-centric culture, has developed long-term, enduring relationships. One indicator of the range of Chubb's business: About 98% of the Fortune 1000 companies have at least one policy with Chubb. Another area that has seen growth is Chubb Alternative Risk Solutions, which caters to customers' ever-changing risk profiles by developing tailored insurance solutions to address unique and complex situations, including loss portfolio transfers, deductible buybacks and multi-year structured products.

In 2023, the Major Accounts division generated $1.5 billion of new business, with double-digit growth in targeted high-margin products.

Major Accounts' annual Client Advisory Board Meetings continued to serve as a forum for Chubb to hear important feedback from clients and share the company's perspective on top issues. Themes from 2023 included tort reform initiatives, climate change, the regulatory environment, cyber risks and risk management training programs.

Chubb's North America Insurance Business Units

Major Accounts
Commercial P&C insurance products for the large corporate market sold by retail brokers

Commercial Insurance
Commercial P&C insurance products for middle market and small businesses sold by independent agents and retail brokers

Personal Risk Services
Personal lines coverage, including home, auto, valuables, umbrella and recreational marine insurance, for successful individuals and families sold by independent agents and brokers

Westchester
Commercial P&C excess and surplus lines sold through wholesale brokers

Chubb Bermuda
Excess liability, financial lines, property and political risk coverages sold by large international brokers

Agriculture
Crop insurance from Rain and Hail and farm and other P&C coverages sold by agents and brokers



> *2023 was a terrific year for Chubb's North America businesses. … We always stayed focused on delivering the quality, value and consistency of Chubb to our clients and distribution partners."*
>
> – John Lupica

Westchester, Chubb's excess and surplus (E&S) company that specializes in hard-to-place casualty, property and specialty lines for middle market and small businesses, produced record new business for the second consecutive year in 2023, which contributed to its fifth consecutive year of strong growth in net premiums written. Additionally, Westchester was able to expand its writings in a favorable market for the vast majority of its products within the three divisions of brokerage, programs and digital, where more efficient processing and new digital products were deployed with the company's technology investments.

Chubb Bermuda, which provides high excess casualty and property capacity, as well as financial lines and political risk products, posted its fifth consecutive year of double-digit growth in net premiums written. It operates with a high severity/low frequency business model and offers broad coverage and sizable capacity to clients and brokers around the world. Chubb Bermuda proved its value in the market with its record revenue in 2023. Retention rates also remained high as Chubb Bermuda continued to leverage its deep client relationships, many of which have been in place since the company was founded in 1985.

"As a leader in high excess capacity, Chubb Bermuda gives us an outstanding ability to round out global programs for our large clients," said Lupica. "The business also continues to demonstrate its agility by moving quickly, with strategic discipline, to seize market opportunities that support clients with stable large-block capacity as well as more specialized solutions like punitive damages wraps."

Together, Major Accounts and Specialty insurance in North America produced $11.7 billion in net premiums written in 2023.

Commercial Insurance is Chubb's division that provides P&C coverage to medium- and small-sized companies with revenues up to about $1 billion. In 2023, net premiums written in the division grew 6.7% to $7.6 billion, and underwriting income was strong. Growth was driven by the performance of the core

property and casualty lines, as well as cross-selling of specialty coverages, including financial lines, cyber, product recall, environmental, multinational and accident and health.

In the middle market segment, Chubb's core package product is complemented by one of the industry's largest offerings of standard and specialty coverages. In 2023, Chubb launched a refresh of The ForeFront Portfolio®, a suite of management liability offerings that addresses a range of risks for private, not-for-profit and healthcare organizations. Clients utilizing The ForeFront Portfolio can mix and match management liability coverages to meet their financial lines-related insurance product needs.

In 2023, Chubb continued to expand its business with companies in the lower middle market segment, which represents a significant growth opportunity for the organization. Chubb launched its Benchmarq® product, a package insurance solution, to address this expansive market opportunity.

"As lower middle market customers' businesses grow, so do their exposures and insurance coverage needs," Lupica said. "Chubb decided to implement a different approach with our Benchmarq package by offering customers scalable coverage complemented by efficient underwriting decisions and quicker delivery of quotes and policies for when their businesses expand and evolve."

In the small business segment, Chubb is making inroads using digital technology to deliver an industry-leading customer experience and enhance risk selection through the application of data and analytics. In 2023, Chubb continued its commitment to leading with premier digital tools that automate processes end-to-end in addition to continuously improving data and fact-based underwriting.

With our focus on delivering this segment in a digital way, customers saw greater efficiencies when leveraging Chubb technologies. Chubb continues to invest in

> “In a challenging insurance market for buyers, we were able to find solutions to protect our clients and their assets.”
> – John Keogh

solutions that make it easier for distribution partners to work with us across commercial P&C businesses. One example: For agents and brokers serving small and lower middle market businesses, the Chubb Marketplace platform streamlines quoting, issuing and servicing on the glass.

In addition to the investments made in technology, Chubb increased distribution of products and services through multiple channels, including brokerage, agency, programs, digital and direct via an owned agency. In 2023, progress continued through the expansion of Chubb’s agency footprint, establishing relationships with more than 1,100 independent agents who serve both commercial and consumer customers.

Chubb’s industry practices represented another key component of the company’s go-to-market distribution strategy. Industry practices are handled by teams of experienced underwriting, claims and risk engineering professionals who understand the exposures of their specific industry. By cultivating talent with deep expertise in coverage solutions for specific industries, the industry practice model ensures that Chubb addresses the needs of clients as thoroughly as possible.

2023 also saw the launch of Chubb Climate+, a global climate business unit that provides a full spectrum of insurance products and services to businesses developing or employing new technologies and processes that offset carbon dependence. In North America, Chubb Climate+ serves national and multinational corporations, middle market and small businesses.

Further investment was demonstrated with the launch of the North America Natural Resources Property Practice, which provides Chubb underwriting expertise and expands our property coverage capabilities to large commercial energy accounts.

To further enhance our risk mitigation services, we integrated Chubb Risk Engineering Services and Chubb Global Risk Advisors into a single group to support clients in managing and mitigating risk in the areas of property, equipment breakdown, environmental, health, safety and sustainability compliance. Chubb Risk Consulting offers clients a tailored approach to risk management with a combination of technical field engineering expertise and expanded fee-for-service offerings.

North America Personal P&C Insurance

Chubb is the leading provider of personal lines insurance for successful individuals and families in the U.S. and Canada. Chubb Personal Risk Services (PRS) is known for its broad product offering, superior claims and risk consulting services, and access to Chubb’s extensive branch network in the U.S. and Canada. Chubb clients also benefit from the company’s global presence, which offers protection for their assets around the world.

Net premiums written for the North America Personal P&C Insurance segment were $5.9 billion, up 10.6% from prior year. The combined ratio was 89.7%. Underwriting income was $568 million, and segment income was $914 million.

“Chubb PRS had another strong year, producing double-digit growth in premiums,” said Lupica. “We also achieved record new business, as the flight to quality continues to draw new clients to PRS for its outstanding claims service and customer experience.”

In 2023, Chubb risk consultants conducted 38,000 risk consulting visits. Chubb PRS launched a Risk Solutions team that offers clients concierge services to support the adoption of “predict and prevent” technologies to help avoid losses from happening in the first place. Chubb continues to provide clients with access to the most advanced services in the industry. This team also advises clients about technologies such as water shut-off devices, heat sensors, and alarms, and even implements best practices during construction of new homes.

As clients expanded their collections of art, jewelry and other collectibles, Chubb continued to deliver innovative services to protect those assets from loss. Chubb’s in-house team of Fine Art & Collections Specialists consulted with clients throughout North America on risks starting at the point of an item’s acquisition through the time of divestiture. As the largest insurer of private collections in North America, Chubb’s commitment to the art community and emerging artists remains a priority.

North American Business Unit Leaders



Benjamin Rockwell

Vice President,
Chubb Group;
Division President,
North America
Middle Market

Scott Arnold

Vice President,
Chubb Group;
Chairman,
Chubb Agriculture
and Rain and Hail

Judy Gonsalves

Vice President,
Chubb Group;
Division President,
Chubb Bermuda

Scott Meyer

Senior Vice President,
Chubb Group;
Division President,
Westchester

North American Business Unit Leaders



Matthew Merna

Senior Vice President,
Chubb Group;
Division President,
North America
Major Accounts

Ana Robic

Vice President,
Chubb Group;
Division President,
North America
Personal Risk
Services

Christopher A. Maleno

Senior Vice President,
Chubb Group;
Division President,
North America
Field Operations



> Our people create our vibrant culture, cultivate our strong relationships with clients and distribution partners, and deliver the full value of Chubb to the market."
>
> – John Lupica

This commitment is demonstrated in the continued support of a new generation of artists through the Chubb Fellowship program at the New York Academy of Art, sponsorship of Young Collectors at The Winter Show and ongoing partnership with Art Basel Miami Beach.

Digitally advanced, frictionless and personalized interactions are believed to be fundamental necessities for both clients and agents, as well as key Chubb differentiators. With 1.5 million digital client engagements through Chubb's portal and mobile app, we modernized how quickly clients can access important insurance documents and easily make changes to their insurance programs. From a distribution perspective, agents view Chubb as the most digitally advanced platform to quote and bind coverage on the glass. Chubb PRS continues to see high adoption of its agency partner digital platforms with more than 3.5 million transactions processed on these platforms in 2023.

North America Agricultural Insurance

Chubb's Rain and Hail subsidiary is the leading crop insurer in North America. The business serves approximately 120,000 farmers, insuring approximately 120 different crops on 97 million acres – a 9 million acre increase over 2022. Chubb's North America agriculture segment includes Chubb Agribusiness, which is focused on P&C offerings that provide commercial insurance coverages for manufacturers, processors and distributors in the agriculture sector. Chubb also offers property insurance for farms and ranches, including hobby farms, complex corporate farms and equine services.

Crop insurance is a public-private partnership that operates with a proven model. The federal government sets the rate, terms and conditions. Market participants like Chubb compete based on service, technology, risk selection and claims handling. It's a playing field where Rain and Hail brings strengths, including experienced underwriters, a significant branch network and strong agency relationships. Chubb also has a tremendous amount of underwriting data, which offers a competitive advantage through leveraging 130 gigabytes of data to build models, drawing on approximately 1.6 million unique risks going back decades.

In 2023, Chubb was rated the #1 insurer in technology by major agriculture clients for the eighth consecutive year.

"Agriculture plays a key diversification role in North America and fits perfectly into our risk profile," noted Lupica. "Even in periods of stressed growing conditions and volatility around prices, Rain and Hail has delivered combined ratios averaging in the low 90s. This is mainly due to our geographic spread, best-in-class models and the exceptional talent that fills our regional offices."

Continued Investment

Chubb's North America operation made investments in various other areas throughout 2023.

Chubb's ability to serve customers and partners with excellence also requires investing in our people. In 2023, Chubb welcomed more than 1,600 new colleagues in North America. Throughout the year, 85% of employees in North America completed more than 1,300 learning and development programs. Chubb's commitment to professional development is also reflected in another number: Nearly 2,500 employees were promoted during the year.

Chubb continues to invest in talent and attract a diverse slate of early career professionals and experienced hires. In fact, Chubb's Early Career development program in North America welcomed more than 300 new hires. Over the past five years, Chubb has retained nearly three quarters of those individuals. Investing in the next generation of talent remains a key organizational priority to ensure we thrive and evolve with the times.

"Chubb's outstanding 2023 results are testimony to the tremendous talent and commitment of our people," concluded Lupica. "They create our vibrant culture, cultivate our strong relationships with clients and distribution partners, and deliver the full value of Chubb to the market."

Corporate and Global Functional Leaders



Joseph Wayland

Executive Vice President,
Chubb Group;
General Counsel

Sean Ringsted

Executive Vice President,
Chubb Group;
Chief Digital Business
Officer

Frances D. O'Brien

Executive Vice President,
Chubb Group;
Chief Risk Officer

Michael W. Smith

Senior Vice President,
Chubb Group;
Global Claims Officer



Jo Ann Rabitz

Senior Vice President,
Chubb Group;
Global Human Resources
Officer

Peter Enns

Executive Vice President,
Chubb Group;
Chief Financial Officer

Timothy Boroughs

Executive Vice President,
Chubb Group;
Chief Investment Officer

Julie Dillman

Executive Vice President,
Chubb Group;
Senior Executive,
Operations and
Technology; and Digital
Transformation Officer

Rainer Kirchgaessner

Executive Vice President,
Chubb Group;
Global Corporate
Development Officer

51 countries and territories outside North America



Premium distribution by product

Personal Lines	**17%**
A&H	**17%**
P&C	**66%**



FY 2023 gross premiums written

500+ offices



Distribution:

- 25,000 independent agents and brokers
- 150+ partnerships and affinity groups
- Bancassurance
- Direct marketing

Overseas General Insurance

Key Financial Results
Dollars in millions

Overseas General Insurance

2023

Gross premiums written	$15,666
Net premiums written	$12,575
Combined ratio	85.3%
Segment income	$2,649

Chubb's international general insurance operation comprises two main businesses: one with a retail presence in four regions of the world and the other an excess and surplus (E&S) lines operation in the London wholesale market.

"This was a record year for our international general insurance business," said Juan Luis Ortega, Executive Vice President, Chubb Group and President, Overseas General Insurance. "Our excellent performance and progress spanned the regions where we operate and the markets we serve, both commercial and consumer. The operating environment was broadly favorable, and we seized the opportunities before us. At the same time, we continued to deepen and expand our network of digital distribution partners; invest in data, analytics and technology platforms; and effectively attract and develop talent. Our consistency in underwriting and claims service – attributes that matter to clients, distribution partners and investors – were on full display. Our people, from underwriting, claims and risk engineering teams to technology and other functions, delivered."

"A key Chubb strength is our local operations globally. Year over year, we have built and further extended our capabilities, from products and distribution to digital technology," said Keogh. "We can serve – we are serving – millions of customers that were out of reach a decade ago, from consumers to middle market and small businesses. We have scale and momentum and are well balanced between commercial and consumer lines."

Overall, Overseas General Insurance generated net premiums written of $12.6 billion in 2023, up 13.7%. Commercial P&C businesses grew 11.2% while consumer businesses increased 17.8%. The combined ratio for the year was 85.3%. Segment income was $2.6 billion.

The **Europe, Middle East and Africa** region produced $5.7 billion of net premiums written in 2023, up 9.4% from prior year. In **Asia Pacific**, net premiums written were $3.6 billion. The **Latin America** region generated net premiums written of $2.7 billion, up 14.8% from 2022. In the **Far East** region, which encompasses Japan, net premiums written of $451 million were down 1.7% from prior year and up 5.9% in constant dollars.

Looking at results over a three-year period highlights Chubb's continued momentum. Since 2020, net premiums written in commercial lines increased 40.8%. That represents a three-year compound annual growth rate of 12.1%. Over the same period, premiums in Overseas General's consumer lines have grown 26.3%.

Major Accounts, Chubb's P&C business unit that serves large corporations, helped to drive the strong growth in commercial P&C. We offer capabilities, including a global network, best-in-class service, underwriting expertise, an extensive product offering, and a broker- and client-centric culture, that few, if any, competitors can match. Growth was particularly strong in the U.K., continental Europe and Australia.

Today, Chubb does business with 83% of Fortune's Global 500, writes coverage for 75% of the FTSE 100 in the U.K., and insures all of the CAC 40 in France and 26 of the 40 companies that comprise the DAX index in Germany. Globally, we are also the largest trading partner of the four largest brokers in the world.

"Clients prefer Chubb's consistency, and we have built relationships that enable us to serve more than 12,000 multinationals and large domestic companies around the world," said Ortega.

We continue to invest in the technology required to administer large, complex programs for large domestic and multinational clients and their brokers. The company has expanded its Global Client Executive program, through which experienced leaders provide clients and their brokers with a single point of contact from which to access all of Chubb. They ensure high quality, custom-crafted service across a client's program, and provide senior-level accountability across all product lines and services.

In 2023, Chubb further expanded the reach and capabilities of its commercial P&C business serving middle market and small businesses, which together comprise a large percentage of gross premiums written for Overseas General Insurance.

Chubb's ability to serve middle market companies globally is also strengthened by its industry practices, which bring together specialized underwriting, claims and risk engineering professionals who have a deep understanding of the risks in particular industries. Across our international operations, industry practices include construction, technology and life sciences.

The newest industry practice, launched in early 2023, is Chubb Climate+, which provides a full spectrum of insurance products and services to businesses engaged in developing or employing new technologies and processes that support the transition to a low-carbon economy. It also provides risk management and resiliency services to help those managing the impact of climate change.

Chubb's Overseas General Insurance Business Units

International
Commercial P&C, A&H, and traditional and specialty personal lines sold by retail brokers, agents and other channels in four regions:

Europe
Operations in 27 countries, including seven in the Middle East and Africa, comprising P&C commercial lines and consumer lines, including A&H and specialty personal lines

Asia Pacific
Operations in 14 countries and territories serving commercial customers and consumers with P&C, A&H and personal lines

Latin America
Operations in nine countries serving commercial customers with P&C products and consumers through A&H and personal lines

Far East
Operations in Japan serving commercial customers with P&C products and consumers through A&H and personal lines

Chubb Global Markets
Commercial P&C excess and surplus lines sold by wholesale brokers in the London market and through Lloyd's

> This was a record year for our international general insurance business. Our excellent performance and progress spanned the regions where we operate and the markets we serve, both commercial and consumer."
> – Juan Luis Ortega

One innovative solution launched during the year was Chubb Climate+ Renewables, a packaged insurance solution in the U.K. that will support the growth of alternative and renewable energy projects, principally onshore wind and ground-mounted photovoltaic solar. The product is designed for small to medium renewables projects and will be rolled out in other countries. In 2023, Chubb also announced it will lead a new Lloyd's of London consortium designed to address a lack of capacity in the marine cargo market for providing lithium battery transit and stock insurance. The consortium, led by Chubb Global Markets and supported by 11 other Lloyd's syndicates, will draw on the capabilities of Chubb Climate+.

Our investments in technology are creating new opportunities to service the vast market for small and medium businesses, which drive growth and employment in economies around the world. Chubb has built a fully digital end-to-end insurance platform for these smaller commercial enterprises, distributed by agents and brokers that have longstanding trading relationships with us. The division offers stand-alone and packaged P&C products that are transacted on market-facing platforms operated by Chubb and third parties.

"We expect the small commercial segment to continue playing a major part in our growth story beyond any market cycle," said Ortega. "In Australia, for example, we have built a fast-growing business through a digital transformation that embraces agile ways of working. Our platform and the analytics behind it allow for agents and brokers to quote, bind, issue and renew policies with no human intervention."

Chubb Global Markets, our London market wholesale business that provides global access to experienced specialist underwriters in aviation, energy, financial lines, marine, political risk and credit, and property, had another year of strong growth. Chubb Global Markets stands as another example of the company's underwriting discipline through all market cycles – and its ability to seize opportunities. Since 2017, the business more than doubled, benefiting from market conditions that continue to remain favorable in most classes. Since 2020 alone, the business grew 57%. "We see plenty of opportunity ahead for our wholesale business," said Ortega.

Clients and distribution partners are positioned to benefit from Chubb's initiatives to further enhance its underwriting capabilities and services. For example, the Continental Europe Underwriting and Service Centre in Madrid is a state-of-the-art facility with nearly 250 employees from 33 countries who collectively speak 13 languages.

For our international non-life consumer businesses, 2023 was another year of growth. Net premiums written in the international accident and health (A&H) business were up 14.4%. In addition to being a global leader in A&H coverages, including employer-paid group personal and travel accident insurance, our international personal lines businesses encompass cell phone insurance for mobile network operators in the U.K., Asia and Europe, home and contents coverages in Latin America and Asia, and a growing business serving the needs of high-net-worth consumers and families in select markets, including the U.K., where we are the leader, as well as Australia.

"An important part of our consumer story is our rapidly growing digital distribution," said Ortega. "We are focused on long-term strategic distribution with market-leading financial institutions, fintechs, e-commerce companies, and social and gig economy platforms."

Today, Chubb has digital partnerships with more than 200 companies, primarily in Asia and Latin America. Our award-winning tech integration platform, Chubb Studio®, provides partner companies with digital access to an extensive range of consumer and small business



> "A key Chubb strength is our local operations globally. Year over year, we have built and further extended our capabilities, from products and distribution to digital technology."
>
> – John Keogh

insurance products, customer services and claims. By embedding in partner company ecosystems using API technology, we are able to provide contextual insurance offerings to their customers seamlessly. With Chubb Studio, partners can gain an ancillary income stream and help to narrow the protection gap for their own customers. Today, the platform is live in more than 30 countries, has 25 million digital policies in force and digital access to more than 375 million people who are potential customers.

New digital partnerships in 2023 include an exclusive 15-year distribution agreement with Hang Seng Bank Limited. Chubb will provide Hang Seng banking customers in Hong Kong with a comprehensive range of personal and commercial general insurance products and solutions. We also forged a partnership with Krungthai Bank, a major Thai financial institution.

Chubb's distribution for consumer insurance also encompasses 25,000 independent agents and brokers and more than 4,000 telemarketers. The company is the largest telemarketer in Korea and Thailand, and ranks second in Taiwan and Indonesia.

"Our markets in Asia, with more than 2 billion people, demonstrate the breadth and potential of our consumer business," said Ortega. "What makes this such an exciting opportunity is our ability to bundle and cross-sell products across life, A&H and personal lines. Our integrated capability, which can be accessed through Chubb Studio, is simply unmatched in the region."

Our Asia presence was enhanced in 2023 when we acquired majority ownership in Huatai Group, the holding company for Huatai Property & Casualty Insurance Company, Huatai Life Insurance Company, and Huatai Asset Management Company. Huatai's insurance operation has 600 branch offices, 17,000 agents and approximately 19 million customers in China.

To pursue opportunity and navigate challenges, we continue to invest in our people. One of the principal ways the company develops talent is by promoting intra- and inter-regional mobility that exposes employees to different markets and cultures. In the past two years alone, nearly 230 colleagues were promoted to a job in another country, including some who transferred to a role in a different region. In addition, more than 1,500 colleagues each year are promoted into a new job or granted expanded responsibilities. These career progression opportunities recognize the performance of colleagues and create an environment for continuous learning. Among those learning opportunities is Centurion, a professional development program. The curriculum, which draws on both internal and external experts, explores real-life scenarios to help prepare the next generation of leaders for what it means to run a business for Chubb.

"Our ability to have a consistent and reliable presence in the market, maintain relationships with brokers, develop and introduce products and services that meet the protection needs of clients, and deliver excellent claims service reflects our culture and our people," said Keogh. "Culture and talent are what distinguishes Chubb and drives our success."

"We have so much capability, from our large commercial, middle market and small businesses, to our industry practices and Chubb Climate+. We also see opportunity for growth in our consumer business, particularly across Asia and Latin America," Ortega concluded. "Our teams around the world go to market backed by extensive capabilities and resources. At the same time, they are focused on executing thoughtful strategies that have served us well over time."

Overseas General Regional Leaders



Paul McNamee

Senior Vice President,
Chubb Group;
Regional President,
Asia Pacific

David Furby

Senior Vice President,
Chubb Group;
Regional President,
Europe, Middle East
& Africa;
Division President,
Chubb Global Markets

Edward Kopp

Regional President,
Far East

Marcos Gunn

Senior Vice President,
Chubb Group;
Regional President,
Latin America

Overseas General and Global Reinsurance Business Unit Leaders



Mark Homan

Division President,
International Property
and Casualty

John Thompson

Vice President,
Chubb Group;
Division President,
International Personal
Lines

Daniela Hernandez

Division President,
International Accident
& Health

James E. Wixtead

Senior Vice President,
Chubb Group;
President,
Chubb Tempest Re Group

Life Insurance

Key Financial Results
Dollars in millions

Life Insurance

2023

Gross premiums written	$5,754
Net premiums written	$5,465
Segment income	$1,049
Total international life insurance net premiums written and deposits	$6,074
International life insurance segment income	$835

Chubb's Life Insurance segment comprises two businesses. Chubb Life is an international life insurer, focused on Asia and with a presence in Latin America. The business provides health, life and savings-oriented insurance products to individuals and groups, and works with Overseas General Insurance to bring integrated life and general insurance to consumers and small businesses. Combined Insurance provides personal accident and supplemental health insurance coverages to consumers in North America.

For the year, the Life Insurance segment generated net premiums written of $5.5 billion, up 51.5%. Segment income was $1.0 billion, up 58.8%.

Chubb Life

Chubb Life serves the needs of consumers through a variety of distribution channels, including captive agents; direct marketing capabilities, both telemarketing and digital; and targeted partnerships with independent financial advisors, consumer finance companies, banks and retailers. Chubb Life has operations in nine Asia Pacific markets: Korea (operating as LINA), mainland China, Hong Kong SAR and Taiwan in North Asia; Vietnam, Thailand, Indonesia and Myanmar in Southeast

Asia; and New Zealand. It is also present in nine markets across Latin America, including Brazil, Chile, Ecuador and Mexico.

"For Chubb Life, 2023 was a year of integration and building a foundation for accelerated growth," said Bryce Johns, Senior Vice President, Chubb Group and President, Chubb Life. "We completed the integration of the life insurance and A&H businesses of Cigna we acquired in 2022, and gained majority ownership of Huatai Group, which we financially consolidated in the third quarter. We reinvigorated and expanded our product offerings and agent development programs, launched a pioneering integrated distribution platform in Korea (LINA One), forged meaningful new distribution partnerships, and further strengthened our talent bench."

Looking at the business over a four-year period highlights the scale of its transformation. In 2023, international life insurance net premiums written were $4.5 billion, more than 4.5 times greater than in 2019. Over the same period, segment income increased to $835 million from $152 million.

Chubb Life is well positioned to benefit from favorable long-term economic and demographic trends across Asia. The protection gap in the region is estimated to be $85 trillion, which translates to an untapped market of approximately $300 billion in insurance premiums.

Per capita growth in gross domestic product over the next five years is expected to be around 30%. At the same time, wealth is being created at an unprecedented level. Aging populations, including in Korea and Greater China, are creating growing demand for wealth preservation, legacy planning and ensuring quality of life in retirement. The rapid evolution and increasing integration of the Greater Bay Area – a megalopolis comprising nine cities and two special administrative regions in Southern China with $2 trillion in gross domestic product – provide growth engines for both Huatai Life and Chubb Life



> In Asia, Chubb is uniquely positioned to bring integrated life and general insurance products and experiences to consumers and small businesses, across the full spectrum of distribution channels."
>
> – Bryce Johns

Hong Kong. In addition, Hong Kong is a key hub in the Greater Bay Area for customers looking to access wealth products denominated in U.S. dollars.

In the younger, large-population markets of Southeast Asia, there are increasing opportunities for insurance products focused on protecting family and lifestyles, affording quality education and providing access to international health care.

"In our life insurance business, we're in the markets that matter in Asia," said Johns, noting that the region accounts for more than 90% of Chubb Life's total premiums and deposits. "Chubb is also uniquely positioned in these markets to bring integrated life and general insurance products and experiences to consumers and small businesses, across the full spectrum of distribution channels."

Korea is the largest market for Chubb Life, and the second-largest market for the company outside of North America. Operating under the LINA brand, our life and non-life businesses have nearly 4 million customers.

In Greater China, we have a unique footprint that spans mainland China, Hong Kong SAR and Taiwan, and over 1.4 million customers. In mainland China, Huatai Life has a nationwide presence and Huatai's asset management business is one of the largest institutional managers. Chubb Life Taiwan is the leading direct marketer, with 55% market share, and the second-largest player in the broker channel.

In Southeast Asia, the business has a total of 4 million customers. In New Zealand, Chubb Life is a leading industry player, with a top-two position among independent financial advisors and exclusive partnerships with the largest banking and healthcare groups in the market.

Together, Chubb Life (including LINA and Huatai Life) has nearly 530 offices, more than 6,000 employees, more than 63,000 captive agents, 5,000 telemarketers and over 60 distribution partnerships.

"We have invested and scaled significantly over the last 18 months, focusing on building and strengthening our leadership team to ensure we execute against our target and land the tremendous opportunity ahead," said Johns. "We are well positioned to bring the best of Chubb to our customers and distributors across all our markets."

Combined Insurance

Combined Insurance (Combined) is a leading provider of supplemental health, accident, disability and life insurance products across the U.S. and Canada. In 2023, the business continued its transformation to provide voluntary worksite benefits to businesses of all sizes through insurance agents and brokers. Today, Combined-branded businesses in the U.S. and Canada focus on providing benefits to small businesses and individuals through independent agents and brokers. Our Chubb Workplace Benefits division caters to mid- and large-market employers with distribution solely through brokers and benefits consultants.

"In 2023, we made substantial progress advancing our worksite business while generating strong growth in premiums and underwriting income," said Rich Williams, President of Combined Insurance. "We added more than 2,500 independent agents to our U.S. distribution organization, launched new one-of-a-kind products and solutions, and enhanced our technology."

As healthcare inflation is on the rise again, employers continue to balance increasing medical cost and risk with high-value employee benefits. Individuals and families are also seeking ways to offset out-of-pocket expenses left by their primary health plan and increase insurance coverage when they experience an unexpected medical event. The plans offered by Combined and Chubb Workplace Benefits pay benefits directly to the insured that fill gaps left by major medical coverage, along with newer programs that provide advanced health benefits and risk management for employers and their workforce. More employers today look to voluntary benefits as a means to expand their total benefits portfolio. In addition to expansion, the ability to offer unique and creative solutions is of growing importance in the war for talent.

To meet the needs of customers, agents and partners, Combined continued to invest in its people, distribution, service infrastructure, products and technology.

The business broadened its distribution through independent agents and brokers, transforming from the captive agency channel that had previously been its primary avenue for selling products to individuals and families. The total North America producer count for Combined grew to more than 4,400 agents, and is targeted for further growth in the year ahead.

"Product development work is underway throughout the company, with initiatives that will position us to grow and better serve our customers and clients across North America," said Williams. Examples include new critical illness, group hospital indemnity, cancer and life products slated for launch in 2024, among other portfolio enhancements for worksite customers.

New sales technology is enhancing efficiency and enabling agents to optimize their time in the field and ease important customer tasks. During the year, new contact center customer relationship management and service platforms were introduced, new online customer administration platforms released, and a new policy administration system continues to roll out, adding speed and agility to further product introductions along with improved customer administration and service.

"Combined Insurance is well positioned to continue our progress building a voluntary worksite benefits offering that serves businesses of all sizes," said Williams. "Our strategy is clear, and we're making investments in people, training, technology and products. Looking ahead, we're very excited about the initiatives already in motion."

Global Reinsurance

Key Financial Results
Dollars in millions

Global Reinsurance

2023

Gross premiums written	$1,151
Net premiums written	$1,018
Combined ratio	75.5%
Segment income	$445

Chubb's reinsurance business, which operates under the Chubb Tempest Re brand, offers a broad range of products to a diverse group of primary property and casualty insurers worldwide. Doing business globally with offices in Bermuda, Stamford, London, Montreal and Zurich, the business has deep underwriting, actuarial and claims expertise.

As a subsidiary of Chubb, Tempest Re benefits from the company's global reach, financial strength and deep insights into insurance markets across geographies and lines of business. Chubb's geographic and product diversity also gives the company optionality in terms of where it can deploy capacity to achieve adequate risk-adjusted returns.

"In 2023, the trading environment for reinsurers was increasingly favorable. We wrote more business and expanded our base of clients," said James Wixtead, Senior Vice President, Chubb Group and President, Chubb Tempest Re Group. "Our financial results, including premium revenue growth and underwriting profitability, were excellent. We posted our best combined ratio in nearly a decade, which also stands among the best in the industry."

Net premiums written for Chubb's Global Reinsurance segment were $1.0 billion, up 8.0% from prior year. The combined ratio was 75.5%, and segment income was $445 million, up 73.8%. Pre-tax catastrophe losses were $7 million versus $216 million prior year.

Since 2019, when the reinsurance market first began to firm, net premiums written for the segment have increased 57%.

"We have a consistent and stable view of risk. Even as the market jumps around, we strive to maintain underwriting discipline throughout the cycle," said Wixtead. "Our view of risk, along with Chubb's financial strength and the stability of our management, have made Tempest Re a preferred trading partner for many of our clients."

The elevated level of natural catastrophes continued in 2023: It was the fourth consecutive year of global insured losses exceeding $100 billion. During the year, Tempest Re continued to take action to mitigate the volatility in its portfolio. "Tempest was able to grow the portfolio while shrinking property exposures and benefiting from firming prices, terms and conditions," said Wixtead.

The business is navigating the market with a seasoned leadership team and a deep bench of talent. In 2023, there was just one retirement. "Our team is experienced and consistent. They know where and how we can add value for our clients and broker partners."

Looking ahead to 2024, Chubb Tempest Re remains focused on maintaining discipline and looking for business that delivers a reasonable, risk-adjusted return. "We continue to see opportunity in the market, and Chubb Tempest Re is well positioned for growth," said Wixtead.

Sustainability at Chubb

Our Mission

Good corporate citizenship lies at our core – how we practice our craft of insurance, how we work together to serve our customers, how we treat each other, and how we help to make a better world.

We accomplish our mission by providing the security from risk that allows people and businesses to grow and prosper. Our mission is realized by sustaining a culture that values and rewards excellence, integrity, inclusion and opportunity; by working to protect our planet and assisting less fortunate individuals and communities in achieving and sustaining productive and healthy lives; and by promoting the rule of law.

Within this larger framework of corporate citizenship, Chubb's commitment to sustainability is demonstrated through our leading work in developing approaches to insuring the transition to the net-zero economy, our operational sustainability practices, and our policies and standards that promote an inclusive global workplace and strive to maintain the highest ethical standards in all that we do. Our commitment to sustainability comes from the very top of the company and is embedded in our governance.

As part of our sustainability program, we continuously evaluate evolving regulatory and voluntary approaches to sustainability disclosure and evaluate their suitability for our strategic purposes, including meeting the informational needs of our various stakeholders.

Chubb Limited 2023 Sustainability Report

Chubb has long been committed to communicating important information about environmental and sustainability initiatives to a range of stakeholders: our clients, shareholders, employees, business partners, the communities where we operate, and others who have a general interest in our company, our industry, and environmental and sustainability initiatives. These communications include an annual report prepared in accordance with the Task Force on Climate-Related Financial Disclosures reporting framework (TCFD Report), a UN Global Compact Communication on Progress, a Global Prohibition on Modern Slavery Statement, and a variety of other public reports and disclosures on sustainability, which are available at **https://about.chubb.com/citizenship.html**.

Beginning this year, Chubb has produced its first combined report covering multiple sustainability topics. Our 2023 Sustainability Report is available at **https://investors.chubb.com/financials/annual-reports/default.aspx**.

The Sustainability Report addresses the following topics:
- Our approach to sustainability
- Governance of sustainability risks
- Environmental matters and climate change
- Chubb's workforce
- Business conduct and human rights

Officers and Executives

**Chubb Group
Corporate Officers**

Evan G. Greenberg*
Chairman and Chief Executive
Officer, Chubb Group

John Keogh*
President and Chief Operating
Officer, Chubb Group

John Lupica**
Vice Chairman, Chubb Group;
President,
North America Insurance

Juan Luis Ortega**
Executive Vice President,
Chubb Group;
President,
Overseas General Insurance

Timothy Boroughs**
Executive Vice President,
Chubb Group;
Chief Investment Officer

Julie Dillman
Executive Vice President,
Chubb Group;
Senior Executive, Operations
and Technology; and
Digital Transformation Officer

Peter Enns*
Executive Vice President,
Chubb Group;
Chief Financial Officer

Rainer Kirchgaessner
Executive Vice President,
Chubb Group;
Global Corporate
Development Officer

Frances D. O'Brien**
Executive Vice President,
Chubb Group;
Chief Risk Officer

Sean Ringsted
Executive Vice President,
Chubb Group;
Chief Digital Business Officer

Joseph Wayland*
Executive Vice President,
Chubb Group;
General Counsel

David Furby
Senior Vice President,
Chubb Group;
Regional President, Europe,
Middle East and Africa;
Division President,
Chubb Global Markets

Marcos Gunn
Senior Vice President,
Chubb Group;
Regional President,
Latin America

Bryce Johns**
Senior Vice President,
Chubb Group;
President, Chubb Life

Cheryl Krauss
Senior Vice President,
Chubb Group;
Chief Communications Officer

Christopher A. Maleno
Senior Vice President,
Chubb Group;
Division President,
North America Field Operations

Paul McNamee
Senior Vice President,
Chubb Group;
Regional President,
Asia Pacific

Matthew Merna
Senior Vice President,
Chubb Group;
Division President,
North America Major Accounts

Scott A. Meyer
Senior Vice President,
Chubb Group;
Division President,
Westchester

Paul O'Connell
Senior Vice President,
Chubb Group;
Chief Actuary

Margaret Peloso
Senior Vice President,
Chubb Group;
Global Climate Officer;
Executive Director,
Chubb Charitable Foundation

Jo Ann Rabitz
Senior Vice President,
Chubb Group;
Global Human Resources Officer

Michael W. Smith
Senior Vice President,
Chubb Group;
Global Claims Officer

Derek Talbott
Senior Vice President,
Chubb Group;
Division President,
North America Property
and Specialty Lines

James E. Wixtead
Senior Vice President,
Chubb Group;
President,
Chubb Tempest Re Group

Scott Arnold
Vice President,
Chubb Group;
Chairman,
Chubb Agriculture and
Rain and Hail

Ross Bertossi
Vice President,
Chubb Group;
Global Underwriting

Judy Gonsalves
Vice President,
Chubb Group;
Division President,
Chubb Bermuda

*Chubb Limited Executive Management and Executive Officer for SEC reporting purposes
**Executive Officer for SEC reporting purposes

Annmarie Hagan
Vice President,
Chubb Group;
Chief Accounting Officer

Stephen M. Haney
Vice President,
Chubb Group;
Division President,
North America Surety;
Chief Underwriting Officer,
Global Surety

Michael Jones
Vice President,
Chubb Group;
North America Operations
and Technology

Michael Kessler
Vice President,
Chubb Group;
Division President,
Global Cyber Risk

Thomas Kropp
Vice President,
Chubb Group;
International Operations
and Technology

Gordon Mackechnie
Vice President,
Chubb Group;
Global Chief Technology Officer

Michael Mollica
Vice President,
Chubb Group;
Division President,
North America Financial Lines

Yancy Molnar
Vice President,
Chubb Group;
Head of International
Government Affairs &
Public Policy

Darryl Page
Vice President,
Chubb Group;
Chief Culture Officer

Ana Robic
Vice President,
Chubb Group;
Division President,
North America Personal
Risk Services

Benjamin Rockwell
Vice President,
Chubb Group;
Division President,
North America Middle Market

John Thompson
Vice President,
Chubb Group;
Division President,
International Personal Lines,
Overseas General Insurance

Karen Valanzano
Vice President,
Chubb Group;
Head of Federal Government
& Political Affairs

Other Executives

Wayne Ashley
Division President,
Chubb Tempest Re International

Alex Faynberg
Division President,
Chubb Workplace Benefits

Samantha Froud
Chief Administration Officer,
Bermuda Operations

Daniela Hernandez
Division President,
International Accident & Health,
Overseas General Insurance

Mark Homan
Division President,
International Property
and Casualty,
Overseas General Insurance

Jeremiah Konz
Chief Reinsurance Officer,
Chubb Group

Edward Kopp
Regional President,
Far East

Eric Larson
Chief Compliance Officer,
Chubb Group

David Lupica
Chief Operating & Distribution
Management Officer,
Westchester

Sara Mitchell
Division President,
Continental Europe,
Middle East and North Africa

Michael O'Donnell
Division President,
Chubb Tempest Re USA

George Ohsiek
Chief Auditor,
Chubb Group

Sam Peters
Division President,
Chubb Tempest Re Bermuda

Mark Roberts
Division President,
United Kingdom, Ireland
and South Africa

Drew Spitzer
Treasurer,
Chubb Group

Rich Williams
President,
Combined Insurance

Chubb Limited Board of Directors



Evan G. Greenberg
Chairman and
Chief Executive Officer
Chubb Limited



Michael P. Connors
Independent Lead Director
Chubb Limited

Chairman and
Chief Executive Officer
Information Services
Group, Inc.



Olivier Steimer
Former Chairman
Banque Cantonale
Vaudoise



Michael G. Atieh
Retired Chief Financial
and Business Officer
Ophthotech Corporation



Michael L. Corbat
Former Chief
Executive Officer
Citigroup Inc.



Frances F. Townsend
Advisory Services,
Frances Fragos
Townsend, LLC



Kathy Bonanno
Business Finance Officer
Google Cloud



Robert J. Hugin
Former Chairman and
Chief Executive Officer
Celgene Corporation

Board Committees

Audit Committee
Robert W. Scully, Chair
Kathy Bonanno
Nancy K. Buese
Theodore E. Shasta



Nancy K. Buese
Chief Financial Officer
Baker Hughes Company



Robert W. Scully
Retired Co-President
Morgan Stanley

Compensation Committee
Frances F. Townsend, Chair
Michael P. Connors
David H. Sidwell

**Nominating & Governance
Committee**
David H. Sidwell, Chair
Michael P. Connors
Frances F. Townsend



Sheila P. Burke
Faculty Research Fellow
John F. Kennedy School
of Government
Harvard University



Theodore E. Shasta
Retired Partner
Wellington Management
Company

Risk & Finance Committee
Olivier Steimer, Chair
Michael G. Atieh
Sheila P. Burke
Michael L. Corbat
Robert J. Hugin

Executive Committee
Evan G. Greenberg, Chair
Michael P. Connors
Robert W. Scully
David H. Sidwell
Olivier Steimer
Frances F. Townsend



David H. Sidwell
Retired Chief
Financial Officer
Morgan Stanley

Shareholder Information

Visit investors.chubb.com, write to the Investor Relations Department at Chubb Limited or email investorrelations@chubb.com for copies of the company's reports to the Securities and Exchange Commission on Form 10–K, Form 10–Q or Form 8–K, all of which are available without charge.

Address Investor Relations Inquiries to:

Investor Relations
Chubb Limited
1133 Avenue of the Americas
11th Floor
New York, NY 10036
Tel: 212-827-4445
Email: investorrelations@chubb.com

Transfer Agent & Registrar

Computershare
150 Royall St., Suite 101
Canton, MA 02021 USA

U.S.: 877-522-3752
Outside the U.S.: 201-680-6898

Address Shareholder Inquiries to:

By regular mail:
Computershare
P.O. Box 43006
Providence, RI 02940-3006 USA

By overnight delivery:
Computershare
150 Royall St., Suite 101
Canton, MA 02021 USA

Website:
www.computershare.com/investor

This report is printed on papers certified to the international standards of the Forest Stewardship Council (FSC), which promotes responsible management of the world's forests.

Send Certificates for Transfer and Address Changes to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006 USA

Independent Auditors

PricewaterhouseCoopers AG
Birchstrasse 160
8050 Zurich
Switzerland
Tel: 41-58-792-44-00

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street, Suite 1800
Philadelphia, PA 19103 USA
Tel: 267-330-3000

New York Stock Exchange Symbol

CB

Chubb Common Shares CUSIP Number

H1467J 104

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements made in this document, such as those related to company performance, growth opportunities, economic and market conditions, product and service offerings, commitments, and our expectations and intentions and other statements that are not historical facts, reflect our current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the following: competition, pricing and policy term trends, the levels of new and renewal business achieved, the frequency and severity of unpredictable catastrophic events, actual loss experience, uncertainties in the reserving or settlement process, integration activities and performance of acquired companies, loss of key employees or disruptions to our operations, new theories of liability, judicial, legislative, regulatory and other governmental developments, litigation tactics and developments, investigation developments and actual settlement terms, the amount and timing of reinsurance recoverable, credit developments among reinsurers, rating agency action, infection rates and severity of pandemics and their effects on our business operations and claims activity, possible terrorism or the outbreak and effects of war, economic, political, regulatory, insurance and reinsurance business conditions, potential strategic opportunities including acquisitions and our ability to achieve and integrate them, as well as management's response to these factors, and other factors identified in our filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Non-GAAP Financial Measures
This document contains non-GAAP financial measures. The below non-GAAP financial measures, which may be defined differently by other companies, are important for an understanding of our overall results of operations and financial condition. However, these measures should not be viewed as a substitute for measures determined in accordance with generally accepted accounting principles (GAAP).

We provide certain financial measures on a constant-dollar basis (i.e., excluding the impact of foreign exchange). We believe it is useful to evaluate the trends in our results exclusive of the effect of fluctuations in exchange rates between the U.S. dollar and the currencies in which our international business is transacted, as these exchange rates could fluctuate significantly between periods and distort the analysis of trends. The impact is determined by assuming constant foreign exchange rates between periods by translating prior period results using the same local currency exchange rates as the comparable current period.

Certain metrics in this document are presented excluding the one-time deferred tax benefit of $1.14 billion for transition provisions included as part of Bermuda's newly enacted income tax law. We believe that excluding the impact of the one-time deferred tax benefit provides a better evaluation of our operating performance and enhances the understanding of the trends in the underlying business that may be obscured by this one-time item.

As Adjusted results in this document are results for prior periods presented in accordance with the Long-Duration Targeted Improvements (LDTI) U.S. GAAP guidance.

Core operating income, net of tax, relates only to Chubb income, which excludes noncontrolling interests. It excludes from Chubb net income the after-tax impact of adjusted net realized gains (losses), market risk benefit gains (losses), Cigna integration expenses, the amortization of fair value adjustment of acquired invested assets and long-term debt related to certain acquisitions. We believe this presentation enhances the understanding of our results of operations by highlighting the underlying profitability of our insurance business. We exclude adjusted net realized gains (losses) because the amount of these gains (losses) is heavily influenced by, and fluctuates in part according to, the availability of market opportunities. We exclude the amortization of fair value adjustments on purchased invested assets and long-term debt related to certain acquisitions due to the size and complexity of these acquisitions. We also exclude Cigna integration expenses, which are incurred by the overall company and are included in Corporate. These expenses include legal and professional fees and all other costs directly related to the integration

activities of the Cigna acquisition. The costs are not related to the ongoing activities of the individual segments and are therefore also excluded from our definition of segment income. We believe these integration expenses are not indicative of our underlying profitability, and excluding these integration expenses facilitates the comparison of our financial results to our historical operating results. References to core operating income measures mean net of tax, whether or not noted.

The following table presents the reconciliation of Chubb net income to Core operating income and Chubb net income per share to Core operating income per share:

(in millions of U.S. dollars, except share and per share data)	Full Year 2023	As Adjusted Full Year 2022	% Change
Chubb net income	$9,028	$5,246	72.1%
Amortization of fair value adjustment of acquired invested assets and long-term debt, pre-tax	5	(20)	
Tax (expense) benefit on amortization adjustment	(8)	1	
Cigna integration expenses, pre-tax	(69)	(48)	
Tax benefit on Cigna integration expenses	14	10	
Adjusted realized gains (losses), pre-tax[1]	(539)	(1,074)	
Net realized gains (losses) related to unconsolidated entities, pre-tax[2]	422	(262)	
Tax benefit on adjusted net realized gains (losses)	173	130	
Market risk benefits gains (losses), pre- and after-tax	(307)	80	
Core operating income	$9,337	$6,429	45.2%
Tax benefit on Bermuda's income tax law	1,135	-	
Core operating income excluding tax benefit	$8,202	$6,429	27.6%
Impact of tax benefit on core operating income	12%		
Denominator: Adj. wtd. avg. shares outstanding and assumed conversions	414,202,568	423,527,444	

Non-GAAP Financial Measures (continued)

(in millions of U.S. dollars, except share and per share data)	Full Year 2023	As Adjusted Full Year 2022	% Change
Diluted earnings per share:			
Chubb net income	$21.80	$12.39	75.9%
Amortization of fair value adjustment of acquired invested assets and long-term debt, net of tax	(0.01)	(0.04)	
Cigna integration expenses, net of tax	(0.13)	(0.09)	
Adjusted net realized gains (losses), net of tax	0.14	(2.85)	
Market risk benefits gains (losses), net of tax	(0.74)	0.19	
Core operating income	$22.54	$15.18	48.5%
Tax benefit on Bermuda's income tax law	2.74	-	
Core operating income excluding tax benefit	$19.80	$15.18	30.4%

(1) Excludes realized gains (losses) on crop derivatives of $(5) million and $(11) million for 2023 and 2022, respectively.
(2) Realized gains (losses) on partially owned entities, which are investments where we hold more than an insignificant percentage of the investee's shares. The net income or loss is included in Other income (expense) in our income statement on a GAAP basis.

Core operating return on equity (ROE) and Core operating return on tangible equity (ROTE) are annualized non-GAAP financial measures. The numerator includes core operating income (loss), net of tax. The denominator includes the average Chubb shareholders' equity for the period adjusted to exclude unrealized gains (losses) on investments, current discount rate on future policy benefits (FPB), and instrument-specific credit risk on market risk benefits (MRB), all net of tax and attributable to Chubb. For the ROTE calculation, the denominator is also adjusted to exclude Chubb goodwill and other intangible assets, net of tax. These measures enhance the understanding of the return on shareholders' equity by highlighting the underlying profitability relative to shareholders' equity and tangible equity excluding the effect of these items as these are heavily influenced by changes in market conditions. We believe ROTE is meaningful because it measures the performance of our operations without the impact of goodwill and other intangible assets.

(in millions of U.S. dollars except ratios)	Full Year 2023	As Adjusted Full Year 2022
Chubb net income	$9,028	$5,246
Core operating income	$9,337	$6,429
Equity — beginning of period, as reported	$50,519	$58,328
Less: unrealized gains (losses) on investments, net of deferred tax	(7,279)	2,256
Less: changes in current discount rate on FPB, net of deferred tax	(75)	(1,399)
Less: changes in instrument-specific credit risk on MRB, net of deferred tax	(24)	(57)
Equity — beginning of period, as adjusted	$57,897	$57,528
Less: Chubb goodwill and other intangible assets, net of tax	20,455	19,456
Equity — beginning of period, as adjusted, excluding Chubb goodwill and other intangible assets	$37,442	$38,072
Equity — end of period, as reported	$59,507	$50,519
Less: unrealized gains (losses) on investments, net of deferred tax	(4,177)	(7,279)
Less: changes in current discount rate on FPB, net of deferred tax	51	(75)
Less: changes in instrument-specific credit risk on MRB, net of deferred tax	(22)	(24)
Equity — end of period, as adjusted	$63,655	$57,897
Less: Chubb goodwill and other intangible assets, net of tax	23,853	20,455
Equity — end of period, as adjusted, excluding Chubb goodwill and other intangible assets	$39,802	$37,442
Weighted average equity, as reported	$55,013	$54,424
Weighted average equity, as adjusted	$60,776	$57,713
Weighted average equity, as adjusted, excluding Chubb goodwill and other intangible assets	$38,622	$37,757
ROE	16.4%	9.6%
Core operating ROTE	24.2%	17.0%
Core operating ROE	15.4%	11.1%
Core operating ROTE excluding tax benefit	21.6%	
Core operating ROE excluding tax benefit	13.6%	

Non-GAAP Financial Measures (continued)

Combined ratio measures the underwriting profitability of our property and casualty business. **P&C combined ratio** and **P&C Current Accident Year (CAY) combined ratio excluding Catastrophe losses (CATs)** are non-GAAP financial measures. Refer to the Non-GAAP Reconciliation section in the 2023 Form 10-K, on pages 68-71, for the definition of these non-GAAP financial measures and reconciliation to the Combined ratio.

The following table presents the reconciliation of combined ratio to P&C combined ratio, and the reconciliation of P&C combined ratio to P&C CAY combined ratio excluding CATs:

	Full Year 2023	Full Year 2022
Combined ratio	86.5%	87.6%
Add: impact of gains and losses on crop derivatives	0.0%	0.0%
P&C combined ratio	86.5%	87.6%
Less: catastrophe losses	4.5%	5.9%
Less: prior period development	−1.9%	−2.5%
P&C CAY combined ratio excluding CATs	83.9%	84.2%

Book value per common share is Chubb shareholders' equity divided by the shares outstanding. **Tangible book value per common share** is Chubb shareholders' equity less Chubb goodwill and other intangible assets, net of tax, divided by the shares outstanding. We believe that goodwill and other intangible assets are not indicative of our underlying insurance results or trends and make book value comparisons to less acquisitive peer companies less meaningful.

The following table presents a reconciliation of book value per common share to tangible book value per common share:

(in millions of U.S. dollars, except share and per share data)	December 31 2023	As Adjusted December 31 2022	% Change
Chubb shareholders' equity	$59,507	$50,519	
Less: Chubb goodwill and other intangible assets, net of tax	23,853	20,455	
Numerator for tangible book value per share	$35,654	$30,064	
Denominator: shares outstanding	405,269,637	414,594,856	
Book value per common share	$146.83	$121.85	20.5%
Tangible book value per common share	$87.98	$72.51	21.3%

Life Insurance net premiums written and deposits is a non-GAAP financial measure that includes Life Insurance net premiums written and deposits collected on universal life and investment contracts. Deposits collected on universal life and investment contracts (life deposits) are not reflected as revenues in our consolidated statements of operations in accordance with GAAP. However, new life deposits are an important component of production and key to our efforts to grow our business.

The following table presents a reconciliation of Life Insurance net premiums written and deposits:

(in millions of U.S. dollars)	Full Year 2023	As Adjusted Full Year 2022
Life Insurance net premiums written	$5,465	$3,608
Life Insurance deposits	1,590	1,800
Total Life Insurance net premiums written and deposits	$7,055	$5,408
% Change from prior year	30.5%	
Life Insurance gross premiums written	$5,754	
Total Life Insurance gross premiums written and deposits	$7,344	

Adjusted net investment income is net investment income excluding the amortization of the fair value adjustment on acquired invested assets from certain acquisitions, and including investment income from partially owned investment companies (private equity partnerships) where our ownership interest is in excess of 3% that are accounted for under the equity method. We believe this measure is meaningful as it highlights the underlying performance of our invested assets and portfolio management in support of our lines of business.

The following table presents a reconciliation of net investment income to adjusted net investment income:

(in millions of U.S. dollars)	Full Year 2023	Full Year 2022
Net investment income	$4,937	$3,742
Less: amortization expense of fair value adjustment on acquired invested assets	(21)	(41)
Add: other income (expense) from private equity partnerships	385	240
Adjusted net investment income	$5,343	$4,023
% Change from prior year	32.8%	

Non-GAAP Financial Measures (continued)

P&C underwriting income is underwriting income excluding the Life Insurance segment. We use P&C underwriting income (loss) and operating ratios to monitor the pre-tax results of our P&C operations without the impact of certain factors, including net investment income, other income (expense), interest expense, amortization expense of purchased intangibles, Cigna integration expense, amortization of fair value of acquired invested assets and debt, income tax expense, adjusted net realized gains (losses), and market risk benefits gains (losses).

The following table presents a reconciliation of net income to P&C underwriting income:

(in millions of U.S. dollars)	Full Year 2023	As Adjusted Full Year 2022
Net income, as reported	$9,015	$5,246
Less: Income tax (expense) benefit	(511)	(1,239)
Amortization expense of purchased intangibles	(310)	(285)
Other income (expense)	836	(89)
Interest expense	(672)	(570)
Net investment income	4,937	3,742
Net realized gains (losses)	(607)	(1,085)
Market risk benefits gains (losses)	(307)	80
Cigna integration expenses	(69)	(48)
Life Insurance underlying income (loss)[1]	253	174
Add: Realized gains (losses) on crop derivatives	(5)	(11)
P&C underwriting income	$5,460	$4,555
% Change from prior year	19.9%	

[1] Life Insurance underlying income (loss) is calculated by subtracting losses and loss expenses, policy benefits, policy acquisition costs and administrative expenses from net premiums earned related to the Life Insurance segment.

Book value per common share and **tangible book value per common share excluding accumulated other comprehensive income (loss) (AOCI)**, excludes AOCI from the numerator because it eliminates the effect of items that can fluctuate significantly from period to period, primarily based on changes in interest rates and foreign currency movement, to highlight underlying growth in book and tangible book value.

The following table provides a reconciliation of growth in book value per common share and tangible book value per common share excluding AOCI:

(in millions of U.S. dollars, except share and per share data)	December 31 2023	As Adjusted December 31 2022	% Change
Book value	$59,507	$50,519	
Less: AOCI	(6,809)	(10,185)	
Book value excluding AOCI	$66,316	$60,704	
Tangible book value	$35,654	$30,064	
Less: tangible AOCI	(5,999)	(9,279)	
Tangible book value excluding tangible AOCI	$41,653	$39,343	
Denominator: shares outstanding	405,269,637	414,594,856	
Book value per share excluding AOCI	$163.64	$146.42	11.8%
Tangible book value per share excluding tangible AOCI	$102.78	$94.90	8.3%

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from   to

Commission File No. 1-11778

CHUBB LIMITED

(Exact name of registrant as specified in its charter)

Switzerland	**98-0091805**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Baerengasse 32

Zurich, Switzerland CH-8001

(Address of principal executive offices) (Zip Code)

+41 (0)43 456 76 00

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value CHF 0.50 per share	CB	New York Stock Exchange
Guarantee of Chubb INA Holdings Inc. 0.30% Senior Notes due 2024	CB/24A	New York Stock Exchange
Guarantee of Chubb INA Holdings Inc. 0.875% Senior Notes due 2027	CB/27	New York Stock Exchange
Guarantee of Chubb INA Holdings Inc. 1.55% Senior Notes due 2028	CB/28	New York Stock Exchange
Guarantee of Chubb INA Holdings Inc. 0.875% Senior Notes due 2029	CB/29A	New York Stock Exchange
Guarantee of Chubb INA Holdings Inc. 1.40% Senior Notes due 2031	CB/31	New York Stock Exchange
Guarantee of Chubb INA Holdings Inc. 2.50% Senior Notes due 2038	CB/38A	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $79 billion. For the purposes of this computation, shares held by directors and officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of February 16, 2024, there were 405,758,796 Common Shares par value CHF 0.50 of the registrant outstanding.

Documents Incorporated by Reference

Certain portions of the registrant's definitive proxy statement relating to its 2024 Annual General Meeting of Shareholders are incorporated by reference into Part III of this report.

CHUBB LIMITED INDEX TO FORM 10-K

ITEM 1. Business

General

Chubb Limited is the Swiss-incorporated holding company of the Chubb Group of Companies. Chubb Limited, which is headquartered in Zurich, Switzerland, and its direct and indirect subsidiaries (collectively, the Chubb Group of Companies, Chubb, we, us, or our) are a global insurance and reinsurance organization, serving the needs of a diverse group of clients worldwide. At December 31, 2023, we had total assets of $231 billion and total Chubb shareholders' equity, which excludes noncontrolling interests, of $60 billion. Chubb was incorporated in 1985 at which time it opened its first business office in Bermuda and continues to maintain operations in Bermuda. We have grown our business through increased premium volume, expansion of product offerings and geographic reach, and the acquisition of other companies, to become a global property and casualty (P&C) leader. We expanded our personal accident and supplemental health (A&H), and life insurance business with the acquisition of Cigna's business in several Asian markets in 2022. We further advanced our goal of greater product, customer, and geographical diversification with incremental purchases that led to a controlling majority interest in Huatai Insurance Group Co. Ltd (Huatai Group), a Chinese financial services holding company with separate P&C, life, and asset management subsidiaries (collectively, Huatai) on July 1, 2023. At December 31, 2023, our ownership interest in Huatai Group was approximately 76.5 percent. Refer to Note 2 to the Consolidated Financial Statements for additional information on our acquisitions.

With operations in 54 countries and territories, Chubb provides commercial and consumer P&C insurance, A&H, reinsurance, and life insurance to a diverse group of clients. We provide commercial insurance products and service offerings such as risk management programs, loss control, and engineering and complex claims management. We provide specialized insurance products ranging from Directors & Officers (D&O) and financial lines to various specialty-casualty and umbrella and excess casualty lines to niche areas such as aviation and energy. We also offer consumer lines insurance coverage including homeowners, automobile, valuables, umbrella liability, and recreational marine products. In addition, we supply A&H and life insurance to individuals in select countries.

We serve multinational corporations, mid-size and small businesses with property and casualty insurance and risk engineering services; affluent and high net worth individuals with substantial assets to protect; individuals purchasing life, personal accident, supplemental health, homeowners, automobile in certain international markets and for high net worth individuals in the U.S., and specialty personal insurance coverage; companies and affinity groups providing or offering accident and health insurance programs and life insurance to their employees or members; and insurers managing exposures with reinsurance coverage.

We make available free of charge through our website (investors.chubb.com, under Financials) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they have been electronically filed with or furnished to the U.S. Securities and Exchange Commission (SEC). Also available through our website (under Investor Relations / Corporate Governance) are our Corporate Governance Guidelines, Code of Conduct, and Charters for the Committees of the Board of Directors (the Board). Printed documents are available by contacting our Investor Relations Department (Telephone: +1 (212) 827-4445, E-mail: investorrelations@chubb.com).

We also use our website as a means of disclosing material, non-public information and for complying with our disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this report. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file with the SEC.

Customers

For most commercial and personal lines of business we offer, insureds typically use the services of an insurance broker or agent. An insurance broker acts as an agent for the insureds, offering advice on the types and amount of insurance to purchase, and assists in the negotiation of price and terms and conditions. We obtain business from the local and major international insurance brokers and typically pay a commission to brokers for any business accepted and bound. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. In our opinion, no material part of our business is dependent upon a single insured or group of insureds. We do not believe that the loss of any one insured would have a material adverse effect on our financial condition or results of operations.

Competition

Competition in the insurance and reinsurance marketplace is substantial. We compete on an international and regional basis with major U.S., Bermuda, European, and other international insurers and reinsurers and with underwriting syndicates, some of which have greater financial, technological, marketing, distribution and management resources than we do. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. We also compete with new companies and existing companies that move into the insurance and reinsurance markets. Competitors include other stock companies, mutual companies, alternative risk sharing groups (such as group captives and catastrophe pools), and other underwriting organizations. Competitors sell through various distribution channels and business models, across a broad array of product lines, and with a high level of variation regarding geographic, marketing, and customer segmentation. We compete for business not only on the basis of price but also on the basis of availability of coverage desired by customers and quality of service. We also compete in China for assets under management (AUM) with investment management firms, banks, and other financial institutions that offer products that are similar to those offered by Huatai's asset management companies.

The insurance industry is changing rapidly. Our ability to compete is dependent on a number of factors, particularly our ability to maintain the appropriate financial strength ratings as assigned by independent rating agencies and effectively using digital capabilities, including the growth of new digital-based distribution models, in an everchanging competitive landscape and incorporating, among other things, climate and environmental changes into our insurance processes, products, and services. Our broad market capabilities in personal, commercial, specialty, and A&H lines made available by our underwriting expertise, business infrastructure, and global presence, help define our competitive advantage. Our superior claims service is a significant asset to our business, our business partners and customers, and is unique in the industry. Our strong balance sheet is attractive to businesses, and our strong capital position and global platform affords us opportunities for growth not available to smaller, less diversified insurance companies. Refer to "Segment Information" for competitive environment by segment.

Trademarks and Trade Names

Various trademarks and trade names we use protect names of certain products and services we offer and are important to the extent they provide goodwill and name recognition in the insurance industry. We use commercially reasonable efforts to protect these proprietary rights, including various trade secret and trademark laws. We intend to retain material trademark rights in perpetuity, so long as it satisfies the use and registration requirements of applicable countries. One or more of the trademarks and trade names could be material to our ability to sell our products and services. We have taken appropriate steps to protect our ownership of key names, and we believe it is unlikely that anyone would be able to prevent us from using names in places or circumstances material to our operations.

Human Capital Management

Our workforce includes approximately 40,000 people across our 54 countries and territories around the world, including 40 percent in North America, 10 percent in Europe, Eurasia and Africa, 37 percent in Asia (including Huatai Group in China), and 13 percent in Latin America. Chubb effectively manages voluntary turnover, which, during 2023, generally moderated and returned to pre-pandemic levels. The average age of our workforce is 41 years, and the average tenure is 7.8 years.

We seek to attract, retain, and develop the very best insurance professionals and to provide an inclusive and supportive culture that allows all of our employees to reach their full potential. We strive to achieve a true meritocracy as we recognize our responsibility to ensure that all employees feel comfortable and energized to do their best, contribute, and be recognized and rewarded.

We know that our success in a diverse world requires a team reflecting the global diversity of the talent that we seek to recruit. As we continue to recruit and advance top talent, Chubb is committed to improving gender and racial diversity across the company and within our executive leadership. To ensure progress on diversity, we hold our leaders accountable, applying the same rigor to our diversity efforts that exist in other areas of our business.

Chubb leadership tracks several metrics that are aligned to our talent objectives, and these are shared and discussed with the Board of Directors (Board). The metrics include workforce diversity, hiring, promotion, retention, turnover and learning and development activity. Senior management also provides our Board with regular updates on matters including employee succession and talent development, including detailed overviews of bench strength and talent profiles multiple levels below the senior executive level, highlighting qualifications, experience, and development areas.

In 2023, there was year-over-year progress on gender and racial diversity at the leadership level, most notably on racial diversity at our senior vice president and above levels, and we also improved the diversity of hiring into our development programs. At December 31, 2023, 31 percent of Chubb's U.S. workforce are underrepresented minorities.

Chubb Culture

Chubb is a diverse group of professionals, committed to Chubb's superior underwriting, service and execution. Our extensive efforts in this area include mentorships, affinity groups, diversity awareness training, and education, open dialogue on race and racism, management development programs, and inclusive hiring practices. We depend on our culture of leadership accountability to foster a diverse and inclusive meritocracy at Chubb.

Our embrace of diversity is reflected in Chubb's variety of employee resource groups, called Business Roundtables, that are aimed at fostering an inclusive work environment. These groups provide support, mentorship, and networking opportunities for various underrepresented groups. They also play a significant role in business development, community outreach and influence.

Some of the Business Roundtables at Chubb include: **Mosaic** aims to foster the professional development of diverse talent including Black, Asian and Latinx employees through networking, coaching, mentoring, and through individual Black Alliance, Asian Alliance, and Latinx Alliance Business Roundtables within Mosaic; **Impact** is dedicated to the support, development, and advancement of women to realize their career goals while strengthening ties to clients, brokers, and the insurance industry; **Thrive** seeks to advance the development of and engagement of colleagues with visible and invisible disabilities, while leveraging the group's diverse perspectives to strengthen Chubb's culture and market position; **Pride** provides a supportive community for LGBTQ+ employees and their allies; **Salute** supports employees who are veterans, active service members, military spouses, and family members. These groups not only help to create a more inclusive work environment, but they also contribute to our overall success by promoting a wide range of ideas and perspectives.

In 2023, we also continued our leadership and involvement externally in the Black Insurance Industry Collective (BIIC), whose mission is to accelerate the advancement of Black professionals within the insurance industry and to increase representation of Black leaders at the executive level. Other internal programs include: Chubb Start, which supports the continuous professional development of women who are early in their careers; Chubb Signatures, a global and regional lecture series for successful senior women, diverse men and inclusion champions to share their unique backgrounds, experiences and hard-earned lessons in business; and Advancing Women Leaders, a global program to enable executives to understand challenges and opportunities for advancing women.

Talent Strategy

Our ability to deliver excellence in underwriting and superior service depends upon attracting, retaining, and engaging top talent and building a talent pipeline for the future. Chubb has several formalized programs to support the recruitment and retention of the talent that is necessary to the growth and success of our business. Formal training and development opportunities include the Chubb Associate Program in North America, which is a technical, experiential learning program for early career professionals. In addition, Chubb Apprenticeships are earn-and-learn programs that combine formal classroom learning with on-the-job training. Chubb recruits early-career professionals without a 4-year university degree for Apprentice roles in Claims, Underwriting and Technology. Since inception eighteen months ago, more than 50 Apprentices have been hired in North America; 89 percent are racially diverse, 53 percent are women, and 81 percent are still with the organization, having graduated into full-time positions.

Compensation and Benefits

Chubb is committed to delivering competitive compensation and benefits to its employees worldwide to attract and retain a highly qualified, experienced, talented, and motivated workforce. We vary and adjust our compensation to support the human resources requirements of our business in markets around the world and we utilize various analytical tools to monitor and address racial and gender pay equity. Additionally, we structure our compensation programs for leaders to include a mix of short- and long-term awards, with a focus on linking pay to Chubb's performance and the enhancement of shareholder value over the medium- and long-term.

Segment Information

Chubb operates through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. In 2023, consolidated net premiums earned (NPE) was $45.7 billion. On July 1, 2023, in connection with obtaining a controlling ownership interest in Huatai Group, we discontinued equity method accounting and applied consolidation accounting to our investment. Therefore, the business activity for, and the financial position of, Huatai Group is reported at 100 percent on the Consolidated Financial Statements as of that date. The relevant amounts attributable to shareholders other than Chubb are reflected under Noncontrolling interests. Huatai Group's life insurance and asset management businesses are included in the Life Insurance segment, and Huatai Group's P&C business is included in the Overseas General Insurance segment. Results for Huatai Group's non-insurance operations, comprising real estate and holding company activity, are included in Corporate. Refer to Note 19 to the Consolidated Financial Statements for additional information about our segments.

North America Commercial P&C Insurance (40 percent of 2023 Consolidated NPE)

Overview
The North America Commercial P&C Insurance segment comprises operations that provide P&C and A&H insurance and services to large, middle market, and small commercial businesses in the U.S., Canada, and Bermuda. This segment includes:
- Commercial Insurance (40 percent of this segment's 2023 NPE), which includes our retail division focused on middle market customers and small businesses
- Major Accounts (38 percent of this segment's 2023 NPE), our retail division focused on large institutional organizations and corporate companies
- Westchester (17 percent of this segment's 2023 NPE), our wholesale and specialty division
- Chubb Bermuda (5 percent of this segment's 2023 NPE), our high excess retail division

Products and Distribution
The Commercial Insurance operations provide a broad range of P&C, financial lines, and A&H products targeted to U.S and Canadian-based middle market customers in a variety of industries, while the Small Commercial operations provide a broad range of property and casualty, workers' compensation, small commercial management and professional liability for small businesses based in the U.S.

- Commercial Insurance products and services offered include traditional property and casualty lines of business, including Package, which combines property and general liability, workers' compensation, automobile, umbrella; financial lines of business, including professional liability, management liability and cyber risk coverage; and other lines including environmental, A&H, and international coverages. Commercial Insurance distributes its insurance products through a North American network of independent retail agents and regional, multinational and digital brokers. Generally, our customers purchase insurance through a single retail agent or broker, do not employ a risk management department, and do not retain significant risk through self-insured retentions. The majority of our customers purchase a Package product or a portfolio of products, which is a collection of insurance offerings designed to cover various needs.

- Small Commercial Insurance products and services offered include property and casualty lines of business, including a business owner policy which contains property and general liability; financial lines, including professional liability, management liability and cyber risk coverage; and other lines including workers' compensation, automobile liability, and international coverages. Products are generally offered through a North American network of independent agents and retail brokers, as well as eTraditional, which are digital platforms where we electronically quote, bind, and issue for agents and brokers. An example of this is the Chubb Marketplace.

Major Accounts provides a broad array of commercial lines of products and services, including traditional and specialty P&C, risk management, and A&H products to large U.S. and Canadian-based institutional organizations and corporate companies. Major Accounts distributes its insurance products primarily through a limited number of retail brokers. In addition to using brokers, certain products are also distributed through general agents, independent agents, managing general agents (MGA), managing general underwriters, alliances, affinity groups, and direct marketing operations. Products and services offered include property, professional liability, cyber risk, excess casualty, workers' compensation, general liability, automobile liability, commercial marine, surety, environmental, construction, medical risk, inland marine, A&H coverages, as well as claims and risk management products and services.

The Major Accounts operations are organized into the following distinct business units, each offering specialized products and services targeted at specific markets:

- Chubb Global Casualty offers a range of customized risk management primary casualty products designed to help large insureds, including national accounts, and managing risk for workers' compensation, general liability, and automobile liability coverages as well as offering casualty insurance solutions for commercial real estate. Chubb Global Casualty also provides products which insure specific global operating risks of U.S.-based multinational companies and include deductible programs, captive programs, and paid or incurred loss retrospective plans. Within Chubb Global Casualty, Chubb Alternative Risk Solutions Group underwrites contractual indemnification policies which provides prospective coverage for loss events within the insured's policy retention levels, and underwrites assumed loss portfolio transfer (LPT) contracts in which insured loss events have occurred prior to the inception of the contract.

- Property provides products and services including primary, quota share and excess all-risk insurance, risk management programs and services, commercial, inland marine, and aerospace products.

- Casualty Risk provides coverages including umbrella and excess liability, environmental risk, casualty programs for commercial construction related projects for companies and institutions, and medical risk specialty liability products for the healthcare industry.

- Surety offers a wide variety of surety products and specializes in underwriting both commercial and contract bonds and has the capacity for bond issuance on an international basis.

- Accident & Health (A&H) products are targeted to large corporate and affinity groups, and include employee benefit plans, occupational accident, student accident, and worldwide travel accident and global medical programs. With respect to products that include supplemental medical and hospital indemnity coverages, we typically pay fixed amounts for claims and are therefore insulated from rising healthcare costs. A&H also provides specialty consumer lines products, including credit card enhancement programs (identity theft, rental car collision damage waiver, trip travel, and purchase protection benefits).

- Financial Lines provides management liability and professional liability (D&O and E&O), transactional risk, and cyber risk products to public companies as well as to private and not for profit organizations.

- ESIS Inc. (ESIS) is an in-house third-party claims administrator that performs claims management and risk control services for domestic and international organizations as well as for the North America Commercial P&C Insurance segment. ESIS services include comprehensive medical managed care; integrated disability services; pre-loss control and risk management; health, safety, and environmental consulting; salvage and subrogation; and healthcare recovery services. The net results for ESIS are included in North America Commercial P&C Insurance's administrative expenses.

Westchester is our wholesale and specialty division that serves the market for business risks that tend to be hard to place or not easily covered by traditional policies due to unique or complex exposures and provides specialty products for property, casualty, environmental, professional liability, inland marine, product recall, small business, binding and program coverages in the U.S. and Canada. Products are offered through the wholesale distribution channel.

Chubb Bermuda is our high excess retail division which provides commercial insurance products on an excess basis including excess liability, D&O, professional liability, property, and political risk, the latter being written by Sovereign Risk Insurance Ltd., a wholly-owned managing agent. Chubb Bermuda focuses on Fortune 1000 companies and targets risks that are generally low in frequency and high in severity. Products are offered primarily through the Bermuda offices of major, internationally recognized insurance brokers.

Competitive Environment
The Commercial Insurance operations compete against numerous insurance companies ranging from large national carriers to small and mid-size insurers who provide specialty coverages and standard P&C products. Recent competitive developments include the growth of new digital-based distribution models. Westchester competes against a number of large, national carriers as well as regional competitors and other entities offering risk alternatives such as self-insured retentions and captive programs. Chubb Bermuda competes against international commercial carriers writing business on an excess of loss basis.

Major Accounts competes against a number of large, global carriers as well as regional competitors and other entities offering risk alternatives such as self-insured retentions and captive programs. The markets in which we compete are subject to significant cycles of fluctuating capacity and wide disparities in price adequacy. We pursue a specialist strategy and focus on market opportunities where we can compete effectively based on service levels and product design, while still achieving an adequate level of profitability. We also achieve a competitive advantage through Major Accounts' innovative product offerings and our ability to provide multiple products to a single client due to our nationwide local presence. In addition, all our domestic commercial units are able to deliver global products and coverage to customers in concert with our Overseas General Insurance segment.

North America Personal P&C Insurance (12 percent of 2023 Consolidated NPE)

Overview
The North America Personal P&C Insurance segment includes the business written by Chubb Personal Risk Services division, which includes high net worth personal lines business, with operations in the U.S. and Canada. This segment provides affluent and high net worth individuals and families with homeowners, high value automobile and collector cars, valuable articles (including fine arts), personal and excess liability/umbrella, travel insurance, cyber, and recreational marine insurance and services. Our homeowners business, including valuable articles, represented 69 percent of North America Personal P&C Insurance's net premiums earned in 2023.

Products and Distribution

Chubb Personal Risk Services offers comprehensive personal insurance products and services to meet the evolving needs of high net worth families and individuals. Our seamless customer experience and superior coverage protect not only our clients' most valuable possessions, but also their standard of living. Our target customers consist of high net worth consumers with insurance needs that typically extend beyond what mass market carriers can offer. These coverages are offered on both an admitted and excess and surplus lines basis through independent regional agents and brokers, as well as digital partnerships.

Competitive Environment

Chubb Personal Risk Services competes against insurance companies of varying sizes that sell personal lines products through various distribution channels, including retail agents as well as online distribution channels. We achieve a competitive advantage through our ability to address the specific needs of high net worth families and individuals, to provide superior service to our customers, and to develop and deploy digital production and processes.

North America Agricultural Insurance (7 percent of 2023 Consolidated NPE)

Overview

The North America Agricultural Insurance segment comprises our U.S. and Canadian based businesses that provide a variety of coverages including crop insurance, primarily Multiple Peril Crop Insurance (MPCI) and crop-hail insurance through Rain and Hail Insurance Service, Inc. (Rain and Hail) as well as farm and ranch and specialty P&C commercial insurance products and services through our Chubb Agribusiness unit.

Products and Distribution

Rain and Hail provides comprehensive MPCI and crop-hail insurance coverages.

- MPCI is federally subsidized crop protection from numerous causes of loss, including drought, excessive moisture, freeze, disease and more. The MPCI program is offered in conjunction with the U.S. Department of Agriculture. MPCI products include revenue protection (defined as providing both commodity price and yield coverages), yield protection, margin protection, prevented planting coverage and replant coverage. For additional information on our MPCI program, refer to "Crop Insurance" under Item 7.

- Crop-Hail coverage provides crop protection from damage caused by hail and/or fire, with options in some markets for other perils such as wind or theft. Coverage is provided on an acre-by-acre basis and is available in the U.S. and in some parts of Canada. Crop-Hail can be used in conjunction with MPCI or other comprehensive coverages to offset the deductible and provide protection up to the actual cash value of the crop.

Chubb Agribusiness comprises Commercial Agribusiness and Farm and Ranch Agribusiness.

- Commercial Agribusiness offers specialty P&C coverages for commercial companies that manufacture, process and distribute agricultural products. Commercial products and services include property, general liability for premises/operations and product liability, commercial automobile, workers' compensation, employment practices liability coverage, built-in coverage for premises pollution, cyber and information security, and product withdrawal.

- Farm and Ranch Agribusiness offers an extensive line of coverages for farming operations from Hobby/Gentleman farms to complex corporate farms and equine services including personal use, boarding, and training. Coverages include farm and ranch structures, automobile and other vehicle coverages, and machinery and other equipment coverages.

Competitive Environment

Rain and Hail primarily operates in a federally regulated program where all approved providers offer the same product forms and rates through independent and/or captive agents. We seek a competitive advantage through our ability to provide superior service to our customers, including the development of digital solutions. Chubb Agribusiness competes against both national and regional competitors offering specialty P&C insurance coverages to companies that manufacture, process, and distribute agricultural products.

Overseas General Insurance (27 percent of 2023 Consolidated NPE)

Overview

The Overseas General Insurance segment comprises our retail division Chubb International, which includes Huatai Property & Casualty Insurance Co., Ltd. (Huatai P&C), our wholesale division Chubb Global Markets (CGM), and the international supplemental A&H business of Combined International Insurance, which is no longer writing new business. Chubb International comprises our international retail commercial P&C and corporate A&H traditional and specialty lines serving large corporations, middle market and small customers; consumer A&H and traditional and specialty personal lines business serving local territories outside the U.S., Bermuda, and Canada. CGM, our London-based international specialty and excess and surplus lines wholesale business, includes Lloyd's of London (Lloyd's) Syndicate 2488, a wholly-owned Chubb syndicate supported by funds at Lloyd's provided by Chubb Corporate Members. Syndicate 2488 has an underwriting capacity of £630 million for the Lloyd's 2024 account year. The syndicate is managed by Chubb's Lloyd's managing agency, Chubb Underwriting Agencies Limited. At December 31, 2023, our ownership interest in Huatai P&C was approximately 76.5 percent.

Products and Distribution

Chubb International maintains a presence in every major insurance market in the world and is organized geographically along product lines as follows: Europe, Middle East and Africa, Asia Pacific (including Huatai P&C), Japan, and Latin America. Products offered include commercial P&C and corporate A&H lines, including specialty coverages and services, and consumer lines, including A&H and personal lines insurance products. Chubb International's P&C business is generally written, on both a direct and assumed basis, through major international, regional, and local brokers and agents. Certain branded products are also offered via digital-commerce platforms, allowing agents and brokers to quote, bind, and issue policies at their convenience. Huatai P&C provides a range of commercial and personal P&C products in China, including automobile, homeowners, property, professional liability, product liability, employer liability, business interruption, marine cargo, personal accident, and specialty risk. These products are marketed through various distribution channels including nearly 200 licensed sales locations in 28 Chinese provinces. Property insurance products include traditional commercial fire coverage, as well as energy industry-related, marine, construction, and other technical coverages. Principal casualty products are commercial primary and excess casualty, environmental, and general liability. A&H and other consumer lines products are distributed through brokers, agents, direct marketing programs, including thousands of telemarketers, and sponsor relationships. The A&H operations primarily offer personal accident and supplemental medical coverages including accidental death, business/holiday travel, specified disease, disability, medical and hospital indemnity, and income protection. We are not in the primary healthcare business. With respect to our supplemental medical and hospital indemnity products, we typically pay fixed amounts for claims and are therefore largely insulated from the direct impact of rising healthcare costs. Chubb International specialty coverages include D&O, professional indemnity, cyber, surety, aviation, political risk, and specialty personal lines products. Chubb International personal lines operations provide a wide range of consumer lines products to meet the needs of specific target markets around the world. Products include high net worth homes, traditional homeowners, automobile, and specialty products that cover smart phones, eyeglasses, and personal cyber risk.

CGM offers products through its parallel distribution network via two legal entities, Chubb European Group SE (CEG) and Chubb Underwriting Agencies Limited, managing agent of Syndicate 2488. CGM uses the Syndicate to underwrite P&C business on a global basis through Lloyd's worldwide licenses. They also use CEG to underwrite similar classes, including in the U.S. where they are eligible to write excess and surplus lines business. Factors influencing the decision to place business with the Syndicate or CEG include licensing eligibilities and client/broker preference. CGM also has a presence outside London, in the U.S., Canada, Europe, Asia and Latin America, for certain specialty lines of business (political risk and trade credit as well as aviation) which are underwritten by local Chubb entities. All business underwritten by CGM is accessed through registered brokers, except for a limited number of direct relationships, where risks are written without an intermediary. The main lines of business include aviation, property, energy, professional lines, marine, financial lines, political risk, and credit.

Competitive Environment

Chubb International's primary competitors include U.S.-based companies with global operations, as well as non-U.S. global carriers and indigenous companies in regional and local markets. Huatai P&C's primary competitors are China-based insurers, including state-owned or government related entities. For the A&H and personal lines businesses, locally based competitors also include financial institutions and bank owned insurance subsidiaries. Our international operations have the distinct advantage of being part of one of the few international insurance groups with a global network of licensed companies able to write policies on a locally admitted basis. Our international operations also have the advantage of selling products through a variety of distribution channels including partnerships with major international, regional, and local brokers and agents. Additionally, as noted above, certain branded products are also offered via digital-commerce platforms. The principal competitive factors that affect the international operations are underwriting expertise and pricing, relative operating efficiency, product differentiation, producer relations, and the quality of policyholder services. A competitive strength of our international operations is our global network and breadth of insurance programs, which assist individuals and business organizations to meet their risk management objectives, while also having a significant presence in all of the countries in which we operate, giving us the advantage of accessing local technical expertise and regulatory environments, understanding local markets and culture, accomplishing a spread of risk, and offering a global network to service multinational accounts.

CGM is one of the preeminent international specialty insurers in London and is an established lead underwriter on a significant portion of the risks it underwrites for all lines of business. All lines of business face competition, depending on the business class, from Lloyd's syndicates, other carriers operating in the London market, and other major international insurers and reinsurers. Competition for international risks is also seen from domestic insurers in the country of origin of the insured. CGM differentiates itself from competitors through long standing experience in its product lines, its multiple insurance entities (Syndicate 2488 and CEG), and the quality of its underwriting and claims service.

Global Reinsurance (2 percent of 2023 Consolidated NPE)

Overview
The Global Reinsurance segment represents Chubb's reinsurance operations comprising Chubb Tempest Re Bermuda, Chubb Tempest Re USA, Chubb Tempest Re International, and Chubb Tempest Re Canada. Global Reinsurance markets its reinsurance products worldwide primarily through reinsurance brokers under the Chubb Tempest Re brand name and provides a broad range of traditional and non-traditional reinsurance coverage to a diverse array of primary P&C companies.

Products and Distribution
Global Reinsurance services clients globally through its major units. Major international brokers submit business to one or more of these units' underwriting teams who have built strong relationships with both key brokers and clients by providing a responsive, client-focused approach to risk assessment and pricing. Global Reinsurance's diversified portfolio is produced through reinsurance intermediaries.

Chubb Tempest Re Bermuda principally provides property catastrophe reinsurance to insurers of commercial and personal property. Property catastrophe reinsurance is on an occurrence or aggregate basis and protects a ceding company against an accumulation of losses covered by its issued insurance policies, arising from a common event or occurrence. Chubb Tempest Re Bermuda underwrites reinsurance principally on an excess of loss basis, meaning that its exposure only arises after the ceding company's accumulated losses have exceeded the attachment point of the reinsurance treaty. Chubb Tempest Re Bermuda also writes other types of reinsurance on a limited basis for some select clients.

Chubb Tempest Re USA offers an array of traditional and specialty P&C reinsurance for the North American market, principally on a treaty basis, with a focus on writing property and casualty reinsurance. Chubb Tempest Re USA underwrites reinsurance on both a proportional and excess of loss basis.

Chubb Tempest Re International offers an array of traditional and specialty P&C reinsurance to insurance companies worldwide, with emphasis on non-U.S. and non-Canadian risks, including but not limited to property, property catastrophe, casualty, marine, and specialty through its London- and Zurich-based offices. Chubb Tempest Re International underwrites reinsurance on both a proportional and excess of loss basis.

Chubb Tempest Re Canada offers an array of traditional and specialty P&C reinsurance for the Canadian market, including but not limited to property, property catastrophe, casualty, surety, and crop-hail. Chubb Tempest Re Canada underwrites reinsurance on both a proportional and excess of loss basis.

Competitive Environment
The Global Reinsurance segment competes worldwide with major U.S. and non-U.S. reinsurers as well as reinsurance departments of numerous multi-line insurance organizations. In addition, capital markets participants have developed alternative capital sources intended to compete with traditional reinsurance. Government sponsored or backed catastrophe funds can also affect demand for reinsurance. Global Reinsurance is typically involved in the negotiation and quotation of the terms and conditions of the majority of the contracts in which it participates. Global Reinsurance competes effectively in P&C markets worldwide because of Chubb's strong capital position, analytical capabilities, experienced underwriting team and quality customer service. The key competitors in Global Reinsurance's markets vary by geographic region and product line. An advantage of Global Reinsurance's international platform is that we can change our mix of business in response to changes in competitive conditions in the territories in which it operates. Global Reinsurance's geographic reach is also sought by multinational ceding companies since its offices, except for Bermuda, provide local reinsurance license capabilities which benefit our clients in dealing with country regulators.

Life Insurance (12 percent of 2023 Consolidated NPE)

Overview
The Life Insurance segment comprises our international life operations (Chubb Life), which includes Huatai Life Insurance Co., Ltd. (Huatai Life), Chubb Tempest Life Re (Chubb Life Re), and the supplemental A&H and life business of Combined Insurance. Also included in the Life Insurance segment are Huatai's asset management companies, principally Huatai Asset Management Co. Ltd and Huatai Boaxing Fund Management. At December 31, 2023, our direct and indirect ownership interest in Huatai Life was 81.0 percent, Huatai Asset Management Co. Ltd. was 69.6 percent, and Huatai Boaxing Fund Management was 65.1 percent.

Products and Distribution
Chubb Life provides individual life and group benefit insurance primarily in Asia, including South Korea, mainland China, Hong Kong, Taiwan, Thailand, Vietnam, New Zealand, Indonesia, and Myanmar. Chubb Life also provides insurance coverage in Egypt and selectively in Latin America, mainly Chile, Brazil, Ecuador and Mexico through a joint distribution model with Chubb P&C.

Chubb Life offers a broad portfolio of protection and savings products including whole life, universal life, unit linked contracts, endowment plans, individual and life, group term life, health protection, personal accident, credit life, group employee benefits, and credit protection insurance for automobile, motorcycle, and home loans. The policies written by Chubb Life generally provide funds to beneficiaries of insureds upon death and/or protection and/or savings benefits while the contract owner is living. We earn income from both insurance contracts subject to mortality and morbidity risks and investment contracts not subject to insurance risks. Net investment income is a significant component of Segment income and is earned through strategic asset allocation based on asset liability matching. Funds received from policyholders for investment contracts are not recorded as premium revenue, but rather as policyholder deposits with an offsetting policyholder account balance liability on the balance sheet. We earn income on investment contracts from both net investment spreads on policyholder account balances and fees for management and administrative services. These investment contracts are an important component of production and are key to our efforts to grow our business.

Chubb Life sells to consumers through a variety of distribution channels including captive and independent agencies, bancassurance, worksite marketing, retailers, brokers, telemarketing, and direct to consumer marketing. Huatai Life offers a broad portfolio of insurance products including whole life, universal life, medical and health, personal accident, and disability. These products are marketed through a variety of distribution channels including nearly 400 licensed sales locations in 20 Chinese provinces. We continue to grow Chubb Life with a focus on opportunities in Asia that we believe will result in sustainable operating profits and achieve our target returns on invested capital. Our captive agency distribution and telemarketing channels sell Chubb Life products exclusively and enable us to maintain direct contact with the individual consumer, promote quality sales practices, and generate higher persistency. We have developed a substantial sales force of agents principally located in our Asia businesses and have market leading positions in telemarketing industry in South Korea, Taiwan and Indonesia. Independent brokers complement our agency channel, reaching a wider pool of mass affluent customers, especially in South Korea, Hong Kong and Taiwan.

Huatai Asset Management is licensed to manage institutional, pension, and retail mutual fund investments. Huatai asset management companies earn management and performance fees from the management of third-party assets and also earn fees related to the origination, distribution and management of private loans on behalf of highly rated domestic institutions in China.

Chubb Life Re's core business is a Bermuda-based operation which provides reinsurance to primary life insurers, focusing on guarantees included in certain variable annuity products and also on more traditional mortality reinsurance protection. Chubb Life Re's U.S.-based traditional life reinsurance operation was discontinued for new business in January 2010. Since 2007, Chubb Life Re has not quoted on new opportunities in the variable annuity reinsurance marketplace and our focus has been on managing the current portfolio of risk, both in the aggregate and on a contract basis. This business is managed with a long-term perspective and short-term net income volatility is expected.

Combined Insurance distributes specialty supplemental A&H and life insurance products targeted to middle income consumers and businesses in the U.S. and Canada through both worksite and direct marketing sales. In the U.S., worksite products for mid and large-market employers are distributed through our Chubb Workplace Benefits division while the U.S. Agency division focuses on the small to mid-market employers. Combined Insurance's substantial sales force distributes a wide range of supplemental accident and sickness insurance products, including personal accident, short-term disability, critical illness, Medicare supplement products, and hospital confinement/recovery. Most of these products are primarily fixed-indemnity benefit obligations and are not directly subject to escalating medical cost inflation.

Competitive Environment

Chubb Life's competition differs by location but generally includes multinational insurers, local insurers, joint ventures, and state-owned insurers. Chubb's financial strength and reputation as an entrepreneurial organization with a global presence and strong local management capabilities gives Chubb Life a strong base from which to compete and grow revenues. Combined Insurance competes for A&H business in the U.S. against numerous A&H and life insurance companies across various industry segments.

In China, we also compete for assets under management (AUM) with investment management firms, banks, and other financial institutions that offer products that are similar to those offered by Huatai Group's asset management companies.

Corporate

Corporate results primarily include results of all run-off asbestos and environmental (A&E) exposures, the results of our run-off Brandywine business, the results of Westchester specialty operations for 1996 and prior years, certain other run-off exposures including molestation exposures, and income and expenses not attributable to reportable segments and the results of our non-insurance companies. The run-off operations do not actively sell insurance products, but are responsible for the management of existing policies and settlement of related claims. Effective July 1, 2023, Huatai Group's non-insurance operations results, comprising real estate and holding company activity, are included in Corporate.

Our exposure to A&E, abuse or molestation claims principally arises out of liabilities acquired when we purchased Westchester Specialty in 1998, CIGNA's P&C business in 1999, and The Chubb Corporation in 2016. The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites.

Underwriting

Chubb is an underwriting company and we strive to emphasize quality of underwriting rather than volume of business or market share. Our underwriting strategy is to manage risk by employing consistent, disciplined pricing and risk selection. This, coupled with writing a number of less cyclical product lines, has helped us develop flexibility and stability of our business, and has allowed us to maintain a profitable book of business throughout market cycles. Clearly defined underwriting authorities, standards, and guidelines coupled with a strong underwriting audit function are in place in each of our local operations and global profit centers. Global product boards ensure consistency of approach and the establishment of best practices throughout the world. Our priority is to help ensure adherence to criteria for risk selection by maintaining high levels of experience and expertise in our underwriting staff. In addition, we employ a business review structure that helps ensure control of risk quality and appropriate use of policy limits and terms and conditions. Underwriting discipline is at the heart of our operating philosophy.

Actuaries in each region work closely with the underwriting teams to provide additional expertise in the underwriting process. We use internal and external data together with sophisticated analytical, catastrophe loss and risk modeling techniques to ensure an appropriate understanding of risk, including diversification and correlation effects, across different product lines and territories. We recognize that climate changes and weather patterns, as well as inflationary forces, are integral to our underwriting process and we continually adjust our process to address these changes. This is intended to help ensure that exposures are priced appropriately and resulting losses are contained within our risk tolerance and appetite for individual product lines, businesses, and Chubb as a whole. Our use of such tools and data also reflects an understanding of their inherent limitations and uncertainties. We also purchase protection from third parties, including, but not limited to, reinsurance as a tool to diversify risk and limit the net loss potential of catastrophes and large or unusually hazardous risks. For additional information refer to "Risk Factors" under Item 1A, "Reinsurance Protection", below, "Catastrophe Management" and "Global Property Catastrophe Reinsurance Program", under Item 7, and Note 5 to the Consolidated Financial Statements, under Item 8.

Reinsurance Protection

As part of our risk management strategy, we purchase reinsurance protection to mitigate our exposure to losses, including certain catastrophes, to a level consistent with our risk appetite. Although reinsurance agreements contractually obligate our reinsurers to reimburse us for an agreed-upon portion of our gross paid losses, reinsurance does not discharge our primary liability to our insureds and, thus, we ultimately remain liable for the gross direct losses. In certain countries, reinsurer selection is limited by local laws or regulations. In most countries there is more freedom of choice, and the counterparty is selected based upon its financial strength, claims settlement record, management, line of business expertise, and its price for assuming the risk transferred. In support of this process, we maintain a Chubb authorized reinsurer list that stratifies these authorized reinsurers by classes of business and acceptable limits. This list is maintained by our Reinsurance Security Committee (RSC), a committee comprising senior management personnel and a dedicated reinsurer security team. Changes to the list are authorized by the RSC and recommended to the Chair of the Risk and Underwriting Committee. The reinsurers on the authorized list and potential new markets are regularly reviewed and the list may be modified following these reviews. In addition to the authorized list, there is a formal exception process that allows authorized reinsurance buyers to use reinsurers already on the authorized list for higher limits or different lines of business, for example, or other reinsurers not on the authorized list if their use is supported by compelling business reasons for a particular reinsurance program.

A separate policy and process exists for captive reinsurance companies. Generally, these reinsurance companies are established by our clients or our clients have an interest in them. It is generally our policy to obtain collateral equal to the expected losses that may be ceded to the captive. Where appropriate, exceptions to the collateral requirement are granted but only after senior management review. Specific collateral guidelines and an exception process are in place for the North America Commercial P&C Insurance, North America Personal P&C Insurance, and Overseas General Insurance segments, all of which have credit management units evaluating the captive's credit quality and that of their parent company. The credit management units, working with actuaries, determine reasonable exposure estimates (collateral calculations), ensure receipt of collateral in an acceptable form, and coordinate collateral adjustments as and when needed. Financial reviews and expected loss evaluations are performed annually for active captive accounts and as needed for run-off exposures. In addition to collateral, parental guarantees are often used to enhance the credit quality of the captive. In general, we seek to place our reinsurance with highly rated companies with which we have a strong trading relationship. For additional information refer to "Catastrophe Management" and "Global Property Catastrophe Reinsurance Program" under Item 7, and Note 5 to the Consolidated Financial Statements, under Item 8.

Unpaid Losses and Loss Expenses
We establish reserves for unpaid losses and loss expenses, which are estimates of future payments on reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. These reserves are recorded in Unpaid losses and loss expenses in the Consolidated balance sheets. The process of establishing loss and loss expense reserves for P&C claims can be complex and is subject to considerable uncertainty as it requires the use of informed estimates and judgments based on circumstances known at the date the loss is recognized. These estimates and judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed, or as laws change. Internal actuaries regularly analyze the levels of loss and loss expense reserves, taking into consideration factors that may impact the ultimate settlement value of the unpaid losses and loss expenses. These analyses could result in future changes in the estimates of loss and loss expense reserves or reinsurance recoverables and any such changes would be reflected in our results of operations in the period in which the estimates are changed. Losses and loss expenses are charged to income as incurred. The reserve for unpaid losses and loss expenses represents the estimated ultimate losses and loss expenses less paid losses and loss expenses, and comprises case reserves and incurred but not reported (IBNR) reserves. With the exception of certain structured settlements, for which the timing and amount of future claim payments are reliably determinable, and certain reserves for unsettled claims, our loss reserves are not discounted for the time value of money. The net undiscounted reserves related to structured settlements and certain reserves for unsettled claims are immaterial.

For each product line, management, after consultation with internal actuaries, develops a "best estimate" of the ultimate settlement value of the unpaid losses and loss expenses that it believes provides a reasonable estimate of the required reserve. We evaluate our estimates of reserves quarterly in light of developing information. While we are unable at this time to determine whether additional reserves may be necessary in the future, we believe that our reserves for unpaid losses and loss expenses are adequate at December 31, 2023. Future additions to reserves, if needed, could have a material adverse effect on our financial condition, results of operations, and cash flows. For additional information refer to "Critical Accounting Estimates – Unpaid losses and loss expenses", under Item 7, and Note 8 to the Consolidated Financial Statements, under Item 8.

Future Policy Benefits

We establish future policy benefits reserves for long-duration contracts which generally cover accident and supplemental health (A&H), term and whole life, and annuity products. These life insurance contracts provide payments for various covered events such as death, disability, life annuity, policy surrender, and policy maturity. Future policy benefits reserves reflect the present value of expected future benefits to be paid less the present value of expected future net premiums, which is the portion of the gross premium used to fund expected future liabilities. Reserves for limited-payment contracts, under which benefits extend beyond the period of premium collection, include a deferred profit liability that represents gross premiums received in excess of expected net premiums. Deferred profit liabilities are amortized over the duration of the underlying insured liabilities. Future policy benefits reserves are recorded in Future policy benefits in the Consolidated balance sheets.

The process of establishing future policy benefits reserves can be complex and is subject to considerable uncertainty, requiring the use of informed estimates and judgments based on numerous factors including discount rates, mortality, morbidity, persistency and unpaid loss adjustment expenses. These assumptions represent management's long-term best estimates. Internal actuaries review, at least annually, best estimate assumptions, which could result in changes to future policy benefits reserves or the associated reinsurance recoverables. Any changes are reflected in our results of operations in the period in which the estimates are changed. For additional information, refer to "Critical Accounting Estimates – Future policy benefits reserves", under Item 7, and Note 1 l) and Note 9 to the Consolidated Financial Statements, under Item 8.

Policyholder Account Balances

Policyholder account balances represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges against the account balance, as applicable. These policyholder account balances also include certain unearned revenue liabilities, primarily relating to universal life and other savings products, which represent policy charges for services to be provided in future periods. For additional information, refer to Note 10 to the Consolidated Financial Statements, under Item 8.

Investments

Our objective is to maximize investment income and total return while ensuring an appropriate level of liquidity, investment quality, and diversification. As such, Chubb's investment portfolio is invested primarily in investment-grade fixed-income securities as measured by the major rating agencies. We also invest in limited partnerships and investment funds. We do not allow leverage in our investment portfolio. The critical aspects of the investment process are controlled by Chubb Asset Management, an indirect wholly-owned subsidiary of Chubb. These aspects include asset allocation, portfolio and guideline design, risk management, and oversight of external asset managers. In this regard, Chubb Asset Management:

- conducts formal asset allocation modeling for each of the Chubb subsidiaries, providing formal recommendations for the portfolio's structure;
- establishes recommended investment guidelines that are appropriate to the prescribed asset allocation targets;
- provides the analysis, evaluation, and selection of our external investment advisors;
- establishes and develops investment-related analytics to enhance portfolio engineering and risk control;
- monitors and aggregates the correlated risk of the overall investment portfolio; and
- provides governance over the investment process for each of our operating companies to ensure consistency of approach and adherence to investment guidelines.

Under our guidance and direction, external asset managers conduct security and sector selection and transaction execution. Use of multiple managers benefits Chubb in several ways – it provides us with operational and cost efficiencies, diversity of styles and approaches, innovations in investment research and credit and risk management, all of which enhance the risk adjusted returns of our portfolios.

Chubb Asset Management determines the investment portfolio's allowable, targeted asset allocation and ranges for each of the segments. These asset allocation targets are derived from sophisticated asset and liability modeling that measures correlated histories of returns and volatility of returns. Allowable investment classes are further refined through analysis of our operating environment including expected volatility of cash flows, potential impact on our capital position, and regulatory and rating agency considerations.

Huatai Asset Management has over $120 billion in assets under management (AUM) in China, and is licensed to manage institutional, pension, and retail mutual fund investments. Huatai's asset management companies manage Huatai's investments internally. In addition, over 90 percent of total AUM are managed on behalf of third-party clients. Huatai asset management companies earn management and performance fees from the management of third-party assets and also earn fees related to the origination, distribution and management of private loans on behalf of highly rated domestic institutions in China.

The Board has established a Risk & Finance Committee which helps execute the Board's supervisory responsibilities pertaining to enterprise risk management including investment risk. Under the overall supervision of the Risk & Finance Committee, Chubb's governance over investment management is rigorous and ongoing. Among its responsibilities, the Risk & Finance Committee of the Board:

- reviews and approves asset allocation targets and investment policy to ensure that it is consistent with our overall goals, strategies, and objectives;
- reviews and approves investment guidelines to ensure that appropriate levels of portfolio liquidity, credit quality, diversification, and volatility are maintained; and
- systematically reviews the portfolio's exposures including any potential violations of investment guidelines.

We have long-standing global credit limits for our entire portfolio across the organization and for individual obligors. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer.

Within the guidelines and asset allocation parameters established by the Risk & Finance Committee, individual investment committees of the segments determine tactical asset allocation. Additionally, these committees review all investment-related activity that affects their operating company, including the selection of outside investment advisors, proposed asset allocation changes, and the systematic review of investment guidelines.

For additional information regarding the investment portfolio, including breakdowns of the sector and maturity distributions, refer to Note 3 to the Consolidated Financial Statements under Item 8.

Regulation

Our insurance and reinsurance subsidiaries conduct business globally, including in all 50 states of the United States, the District of Columbia, and all U.S. Territories. Our business is subject to varying degrees of regulation and supervision in each of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled and on a group basis. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require among other things that these subsidiaries maintain minimum levels of statutory capital, surplus, and liquidity, meet solvency standards, and submit to periodic examinations of their financial condition. The complex regulatory environments in which Chubb operates are subject to change and are regularly monitored.

Group Supervision

The Pennsylvania Insurance Department (Department) is the group-wide supervisor for the Chubb Group of Companies. In consultation with other insurance regulatory bodies that oversee Chubb's insurance activities, the Department has convened the Chubb Supervisory College (College) bi-annually since 2012, with regulator-only interim Colleges held in intervening years since 2017. The most recent College was held in September 2023. During these meetings, the College reviewed extensive information about Chubb, without material adverse comment.

The following is an overview of regulations for our operations in Switzerland, the U.S., Bermuda, and other international locations.

Swiss Operations

The Swiss Financial Market Supervisory Authority (FINMA) has the discretion to supervise Chubb on a group-wide basis. However, FINMA acknowledges the Department's assumption of group supervision over us.

In 2008, we formed Chubb Insurance (Switzerland) Limited which offers property and casualty insurance to Swiss companies, A&H, and personal lines insurance for individuals of Swiss companies. We have also formed a reinsurance subsidiary named Chubb Reinsurance (Switzerland) Limited, which we operate as primarily a provider of reinsurance to Chubb entities. Both companies are licensed and governed by FINMA.

U.S. Operations

Our U.S. insurance subsidiaries are subject to extensive regulation by the states in which they do business. The laws of the various states establish departments of insurance with broad authority to regulate, among other things: the standards of solvency that must be met and maintained, the licensing of insurers and their producers, approval of policy forms and rates, the nature of and limitations on investments, restrictions on the size of the risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, requirements for the acceptability of reinsurers, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed, and the adequacy of reserves for unearned premiums, losses, and other exposures.

Our U.S. insurance subsidiaries are required to file detailed annual and quarterly statutory financial statements with state insurance regulators. In addition, our U.S. insurance subsidiaries' operational and financial records are subject to examination at regular intervals by state regulators.

All states have enacted legislation that regulates insurance holding companies. This legislation provides that each U.S. insurance company in the insurance holding company system (system) is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the system that may materially affect the operations, management, or financial condition of our U.S. insurers. All transactions within a system must be fair and equitable. Notice to the appropriate insurance departments is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and an entity in its system. In addition, certain transactions may not be consummated without the prior approval of one or more such insurance departments.

We are also required to file annually with our domiciliary state insurance regulators an enterprise risk report that identifies material risks within our system that could pose enterprise risk to our U.S. insurers, a disclosure report that identifies our corporate governance practices, a report reflecting our internal assessment of material risks associated with our current business plan and the sufficiency of our capital resources to support those risks, and a group capital calculation report that provides a baseline quantitative measure for group risks.

Statutory surplus is an important measure used by the regulators and rating agencies to assess our U.S. insurance subsidiaries' ability to pay claims, support business operations, and provide dividend capacity. Our U.S. insurance subsidiaries are subject to various state statutory and regulatory restrictions that limit the amount of dividends that may be paid without prior approval from regulatory authorities. These restrictions differ by state, but are generally based on calculations incorporating statutory surplus, statutory net income, and/or investment income.

The National Association of Insurance Commissioners (NAIC) has promulgated a recommended risk-based capital requirement for P&C insurance companies. This risk-based capital formula is used by many state regulatory authorities to identify insurance companies that may be undercapitalized and which merit further regulatory attention. These requirements are designed to monitor capital adequacy using a formula that prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company's adjusted policyholder surplus to its minimum capital requirement will determine whether state regulatory action is required. There are progressive risk-based capital failure levels that trigger more stringent and intrusive regulatory action. If an insurer's policyholders' surplus falls below the Mandatory Control Level (70 percent of the Authorized Control Level, as defined by the NAIC), the relevant insurance commissioner is required to place the insurer under regulatory control.

However, an insurance regulator may allow a P&C company operating below the Mandatory Control Level that is writing no business and is running off its existing business to continue its run-off. Brandywine is running off its liabilities consistent with the terms of an order issued by the Insurance Commissioner of Pennsylvania. This includes periodic reporting obligations to the Department.

Government intervention continues in the insurance and reinsurance markets in relation to terrorism coverage in the U.S. (and through industry initiatives in other countries). The U.S. Terrorism Risk Insurance Act (TRIA), which was enacted in 2002 to ensure the availability of insurance coverage for certain types of terrorist acts in the U.S., has been extended under the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) through December 31, 2027, and applies to certain of our operations.

From time to time, Chubb and its subsidiaries and affiliates receive inquiries from state agencies and attorneys general, with which we generally comply, seeking information concerning business practices, such as underwriting, claims handling, loss experience, and insurance availability. Moreover, many recent factors, such as consequences of and reactions to industry and economic conditions and focus on domestic issues, have contributed to the potential for change in the legal and regulatory framework applicable to Chubb's U.S. operations and businesses. We cannot assure that changes in laws or investigative or enforcement activities in the various states in the U.S. will not have a material adverse impact on our financial condition, results of operations, or business practices.

We are subject to numerous U.S. federal and state laws governing the protection of personal and confidential information of our clients or employees. These laws and regulations are increasing in complexity, and the requirements are extensive and detailed. Numerous states require us to certify our compliance with their data protection laws.

We are subject to the New York Department of Financial Services' Cybersecurity Regulation (the NYDFS Cybersecurity Regulation) which mandates detailed cybersecurity standards and other obligations for all institutions, including insurance entities, authorized by the NYDFS to operate in New York. Among the requirements are the maintenance of a cybersecurity program with governance controls, risk-based minimum data security standards for technology systems, cyber breach preparedness and response requirements, including reporting obligations, vendor oversight, training, program record keeping, audit and risk assessment requirements, and certification obligations. Because our North America systems are integrated, our companies domiciled in other states may also be impacted by this requirement.

Additionally, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law is similar in many respects to the NYDFS Cybersecurity Regulation.

The NAIC has also adopted a Model Bulletin on the Use of Artificial Intelligence Systems by Insurers. This is intended to be a template for state regulators to use when issuing guidance about AI governance, risk management controls, internal audit functions, and third-party systems. The Model Bulletin also advises insurers of the information and documentation that insurance regulators may request during exams and investigation of insurers' AI systems, including third-party AI systems. This bulletin may be adopted by state insurance departments which in turn may impact our use of artificial intelligence tools in our business operations.

Bermuda Operations

The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act), regulates the insurance business of our Bermuda domiciled (re)insurance subsidiaries (Bermuda domiciled subsidiaries) and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority (BMA). The Insurance Act imposes solvency and liquidity standards and auditing and reporting requirements on Bermuda insurance companies and grants the BMA powers to supervise, investigate, and intervene in the affairs of insurance companies.

Bermuda domiciled subsidiaries must prepare and file with the BMA, audited annual statutory financial statements and audited annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP), International Financial Reporting Standards (IFRS), or any such other generally accepted accounting principles as the BMA may recognize. The U.S. GAAP audited financial statements are made public by the BMA. The Insurance Act prescribes rules for the preparation and content of the statutory financial statements that require Bermuda domiciled subsidiaries to give detailed information and analyses regarding premiums, claims, reinsurance, and investments. In addition, each year, the Bermuda domiciled insurers are required to file with the BMA a capital and solvency return along with an annual statutory financial return. The prescribed form of capital and solvency return is comprised of the BMA's risk-based capital model, termed the Bermuda Solvency Capital Requirement (BSCR) or an approved internal capital model in lieu thereof; a statutory economic balance sheet; the approved actuary's opinion; and several prescribed schedules. The BSCR is a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. The BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers to their capital. The BSCR framework applies a standard measurement format to the risk associated with an insurer's assets, liabilities, and premiums, including a formula to take into account catastrophe risk exposure.

The BMA established risk-based regulatory capital adequacy and solvency margin requirements for Bermuda insurers that mandate that a Bermuda domiciled subsidiary's Enhanced Capital Requirement (ECR) be calculated by either (a) BSCR, or (b) an internal capital model which the BMA has approved for use for this purpose. The Bermuda domiciled subsidiaries use the BSCR in calculating their solvency requirements. Bermuda statutory reporting rules include an Economic Balance Sheet (EBS) framework. The EBS framework is embedded as part of the BSCR and forms the basis of our ECR.

In order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation the BMA has established a threshold capital level, (termed the Target Capital Level (TCL)), set at 120 percent of ECR, that serves as an early warning tool for the BMA. Failure to maintain statutory capital at least equal to the TCL would likely result in increased BMA regulatory oversight.

Under the BMA's powers to set standards on public disclosure under the Insurance Act, the Bermuda domiciled subsidiaries are required to prepare and publish a Financial Condition Report (FCR). The FCR provides details of measures governing the business operations, corporate governance framework, solvency and financial performance. The FCR must be filed with the BMA and requires Bermuda insurance companies to make the FCR publicly available.

Under the Insurance Act, Chubb's Bermuda domiciled subsidiaries are prohibited from declaring or paying any dividends of more than 25 percent of total statutory capital and surplus, as shown in its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends, it files with the BMA an affidavit signed by at least two directors of the relevant Bermuda domiciled subsidiary (one of whom must be a director resident in Bermuda) and by the relevant Bermuda domiciled subsidiary's principal representative, that it will continue to meet its required solvency margins. Furthermore, Bermuda domiciled subsidiaries may only declare and pay a dividend from retained earnings and a dividend or distribution from contributed surplus if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than the aggregate of its liabilities.

In addition, Chubb's Bermuda domiciled subsidiaries must obtain the BMA's prior approval before reducing total statutory capital, as shown in its previous financial year's financial statements, by 15 percent or more.

Other International Operations

The extent of insurance regulation varies significantly among the countries in which non-U.S. Chubb operations conduct business. While each country imposes licensing, solvency, auditing, and financial reporting requirements, such as the International Accounting Standard Board's accounting standard for insurance contracts (IFRS 17), the type and extent of the requirements differ substantially. For example:

- in some countries, insurers are required to prepare and file monthly and/or quarterly financial reports, and in others, only annual reports;

- some regulators require intermediaries to be involved in the sale of insurance products, whereas other regulators permit direct sales contact between the insurer and the customer;

- the extent of restrictions imposed upon an insurer's use of local and offshore reinsurance vary;

- policy form filing and rate regulation vary by country;

- the frequency of contact and periodic on-site examinations by insurance authorities differ by country; and

- regulatory requirements relating to insurer dividend policies vary by country.

Significant variations can also be found in the size, structure, and resources of the local regulatory departments that oversee insurance activities. Certain regulators prefer close relationships with all subject insurers and others operate a risk-based approach.

Chubb operates in some countries through subsidiaries and in some countries through branches of subsidiaries. Local capital requirements applicable to a subsidiary generally include its branches. Certain Chubb companies are jointly owned with local companies to comply with legal requirements for local ownership. Other legal requirements include discretionary licensing procedures, compulsory cessions of reinsurance, local retention of funds and records, data privacy and protection program requirements such as the General Data Protection Regulation (GDPR), and foreign exchange controls. Chubb's international companies are also subject to multinational application of certain U.S. laws.

There are various regulatory bodies and initiatives that impact Chubb in multiple international jurisdictions and the potential for significant impact on Chubb could be heightened as a result of recent industry and economic developments.

Enterprise Risk Management

As an insurer, Chubb is in the business of profitably managing risk for its customers. Since risk management must permeate an organization conducting a global insurance business, we have an established Enterprise Risk Management (ERM) framework, which encompasses climate risk, that is integrated into management of our businesses and is led by Chubb's senior management. As a result, ERM is a part of the day-to-day management of Chubb and its operations.

Our global ERM framework is broadly multi-disciplinary and its strategic objectives include:

- **External Risks**: identify, analyze, quantify, and where possible, mitigate significant external risks that could materially hamper the financial condition of Chubb and/or the achievement of corporate business objectives over the next 36 months;
- **Exposure Accumulations**: identify and quantify the accumulation of exposure to individual counterparties, products or industry sectors, particularly those that materially extend across or correlate between business units or divisions and/or the balance sheet;
- **Risk Modeling**: develop and use various data-sets, advanced analytics, metrics and processes (such as probabilistic exposure and economic capital models to assess aggregation risk from natural and other catastrophes) that help business and corporate leaders make informed underwriting, portfolio management and risk management decisions within a consistent risk/reward framework;
- **Governance**:
    - establish and coordinate risk guidelines that reflect the corporate appetite for risk;
    - monitor exposure accumulations relative to established guidelines; and
    - ensure effective internal risk management communication up to management and the Board (including our Risk & Finance Committee), down to the various business units and legal entities, and across the firm; and
- **Disclosure**: develop protocols and processes for risk-related disclosure internally as well as externally to rating agencies, regulators, shareholders and analysts.

Chubb Group's Risk and Underwriting Committee (RUC) reports to and assists the Chief Executive Officer in the oversight and review of the ERM framework which covers the processes and guidelines used to manage the entire landscape of insurance, financial, strategic, and operational risks. The RUC is chaired by Chubb Group's Chief Risk Officer (Chair). The RUC meets at least twice a quarter, and is comprised of Chubb Group's most senior executives which, in addition to the Chair, includes the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Investment Officer, Chief Actuary, Chief Claims Officer, General Counsel, President – North America Insurance, President – Overseas General Insurance, and Chief Underwriting Officer.

The RUC is assisted in its activities by Chubb's Enterprise Risk Unit (ERU) and Product Boards. The ERU is responsible for the collation and analysis of risk insight in two key areas. The first relates to external information that provides insight to the RUC on existing or emerging risks that might significantly impact Chubb's key objectives while the second involves internal risk aggregations arising from Chubb's business writings and other activities such as investments and operations. The ERU is independent of the operating units and reports to our Chief Risk Officer. The Product Boards exist to provide oversight for products that we offer globally. A Product Board currently exists for each of Chubb's major product areas. Each Product Board is responsible for ensuring consistency in underwriting and pricing standards, identification of emerging issues, and guidelines for relevant accumulations.

Chubb's Chief Risk Officer also reports to the Board's Risk & Finance Committee, which helps execute the Board's supervisory responsibilities pertaining to ERM. The role of the Risk & Finance Committee includes evaluation of the integrity and effectiveness of our ERM procedures, systems, and information; governance on major policy decisions pertaining to risk aggregation and minimization; and assessment of our major decisions and preparedness levels pertaining to perceived material risks. The Audit Committee meets with the Risk & Finance Committee at least annually in order to exercise its duties under New York Stock Exchange Rules.

Others within the overall ERM structure contribute toward accomplishing Chubb's ERM objectives, including regional management, Corporate Underwriting, Internal Audit, Compliance, external consultants, and managers of our internal control processes and procedures.

Chubb has a comprehensive, coordinated global environmental program that is embedded in all areas of the organization and its activities and performance are reported to the executive team. The senior executive responsible for overseeing the global environmental program is the Global Climate Officer (GCO). The GCO reports to both the CEO, who approves the goals and objectives of the environmental program, and Chubb's General Counsel. The GCO has executive management responsibility for Chubb's climate-related strategies, including business and policy initiatives and coordination with the Chief Risk Officer and Chief Underwriting Officer regarding the execution of related underwriting and portfolio management processes.

The potential impacts of climate change on the insurance industry, including Chubb, are complex, myriad and will develop over a multi-year time horizon. These risks primarily include physical risks, transition risks and liability risks. Physical risks arise from direct weather–related events, such as floods, storms and wildfire and these risks may increase insurance claims.

Our insurance contracts are typically renewable annually. Consequently, we can respond to changes as needed by adjusting our pricing or by restricting our exposure.

As described in "Catastrophe Management" under Item 7, Chubb uses catastrophe models to quantify natural catastrophe risk for product pricing and portfolio management purposes. Based on science and our own experience to date, we have conducted extensive work to understand the potential impact of climate change on our risk profile. These findings actively inform our underwriting risk appetite for property-related exposures for wild-fire, where we have significantly reduced our business in certain western states, and other perils such as flood and hurricane.

Chubb regularly applies exclusions as part of its underwriting process, which depend on the specific conditions and circumstances of the risk being evaluated. Those exclusions may reflect risk-based environmental and climate-related considerations, such as restricted participation in certain industries, including mining and reclamation operations, oil refining, pipeline and related distribution operations, and chemical manufacturing and distribution. Chubb adopted a policy limiting underwriting in companies involved in thermal coal and projects involving direct mining or in-situ extraction and processing of bitumen from oil sands. Chubb also introduced underwriting criteria for oil and gas extraction projects which require reduction of methane emissions and is supporting clients with Chubb's Methane Resource Hub which offers clients information and insights for measuring and mitigating methane emissions. Additionally, we continue to assess our investment in carbon–intensive industries and plans for transitioning to a lower–carbon economy. As part of this assessment, Chubb has pledged to not make new debt or equity investments in companies that generate more than 30 percent of revenues from thermal coal mining or energy production from coal. Chubb closely follows emerging trends in climate litigation to assess potential risks to additional insurance products.

Chubb mitigates exposure to climate change risk by ceding catastrophe risk in our insurance portfolio through both reinsurance and capital markets, and our investment portfolio through the diversification of risk, industry, location, type and duration of security. Asset concentrations are actively managed in hurricane-and flood-exposed areas, and our investment portfolio is relatively short in duration with an average duration of about five years.

Chubb supports industries involved in mitigating climate risk, through our global climate business unit, Chubb Climate+, which offers solutions to Cleantech companies and the renewable energy sector.

Tax Matters
Refer to "Risk Factors", under Item 1A and Note 1 t) and Note 12 to the Consolidated Financial Statements, under Item 8.

Information about our Executive Officers

The following sets forth information regarding our executive officers as of February 23, 2024:

Name	Age	Position
Evan G. Greenberg	69	Chairman, Chief Executive Officer, and Director
Timothy A. Boroughs	74	Executive Vice President and Chief Investment Officer
Peter C. Enns	58	Executive Vice President and Chief Financial Officer
Bryce L. Johns	48	Senior Vice President; President, Chubb Life
John W. Keogh	59	President and Chief Operating Officer
John J. Lupica	58	Vice Chairman; President, North America Insurance
Frances D. O'Brien	65	Executive Vice President; Chief Risk Officer
Juan Luis Ortega	49	Executive Vice President; President, Overseas General Insurance
Joseph F. Wayland	66	Executive Vice President and General Counsel

Evan G. Greenberg has been a director of Chubb Limited since August 2002. Mr. Greenberg was elected Chairman of the Board of Directors in May 2007. Mr. Greenberg was appointed to the position of President and Chief Executive Officer of Chubb Limited in May 2004, and in June 2003, was appointed President and Chief Operating Officer of Chubb Limited. Mr. Greenberg was appointed to the position of Chief Executive Officer of Chubb Overseas General in April 2002. He joined Chubb as Vice Chairman, Chubb Limited, and Chief Executive Officer of Chubb Tempest Re in November 2001. Prior to joining Chubb, Mr. Greenberg was President and Chief Operating Officer of American International Group (AIG), a position he held from 1997 until 2000.

Timothy A. Boroughs was appointed Chief Investment Officer of Chubb Group in 2000 and Executive Vice President in 2014. Prior to joining Chubb, Mr. Boroughs was Director of Fixed Income at Tudor Investment Corporation from 1997 to 2000, and Managing Partner and Director of Global Leveraged Investment Activity at Fischer Francis Trees & Watts from 1976 to 1997.

Peter C. Enns was appointed Executive Vice President and Chief Financial Officer of Chubb Limited in July 2021. Mr. Enns, who joined Chubb in April 2021 as Executive Vice President, Finance, has more than 30 years of finance and investment banking experience. Before joining Chubb, Mr. Enns held several management positions at HSBC from 2018 to 2020, including Global Head of Financial Institutions Group, Global Co-Head of Corporate Finance Coverage, and Global Co-Head of Investment Banking Coverage. Prior to HSBC, Mr. Enns held several senior positions through 2017 during a more than 20-year career at Goldman Sachs, including Chairman and CEO of Goldman Sachs Canada, Head of the Asia Financial Institutions Group, and Partner of the U.S. Financial Institutions Group.

Bryce L. Johns was appointed Senior Vice President, Chubb Group and President, Chubb Life in April 2022. Mr. Johns has more than 25 years of experience in insurance, wealth management and capital management. Mr. Johns previously served as Group General Manager and Global CEO of HSBC Life and Insurance Partnerships from August 2016 to December 2021, where he was responsible for HSBC Life's 10 businesses across Asia, Europe and Latin America, and the group's strategic insurance distribution partnerships globally. Prior to joining HSBC in 2016, Mr. Johns led bancassurance for Citigroup globally and held a leadership role for regional branch distribution in Asia. Earlier in his career, Mr. Johns held leadership roles at Manulife Asia in Hong Kong and at Old Mutual Group in South Africa, India and the U.K.

John W. Keogh was appointed President of Chubb in December 2020, and has served as Chief Operating Officer since July 2011. Mr. Keogh was appointed Vice Chairman of Chubb Limited in 2010 and Executive Vice Chairman in 2015. Mr. Keogh joined Chubb in 2006 as Chairman, Insurance – Overseas General. Before joining Chubb, Mr. Keogh held a range of positions with increasing responsibility during a 20-year career with AIG, including Senior Vice President, Domestic General Insurance, and President and Chief Executive Officer of National Union Fire Insurance Company of Pittsburgh, an AIG member company. He began his insurance career as an underwriter with AIG in 1986.

John J. Lupica was appointed President, North America Insurance in September 2020 and has served as Vice Chairman of Chubb since November 2013. Prior to his current role, Mr. Lupica served in several senior management positions since joining Chubb in 2000, including President, North America Major Accounts and Specialty Insurance; Chairman, Insurance - North

America; Chief Operating Officer, Insurance - North America; President of ACE USA; Division President of U.S. Professional Risk business and U.S. Regional Operations; and Executive Vice President of Professional Risk. Prior to joining Chubb, he served as Senior Vice President for Munich-American Risk Partners, Inc. He also held various management positions at AIG.

Frances D. O'Brien was appointed Executive Vice President, Chubb Group and Chief Risk Officer of Chubb Limited in April 2023. Ms. O'Brien has more than 40 years of insurance industry experience. Before her current role, Ms. O'Brien served as Senior Vice President and Deputy Chief Risk Officer from January 2022 to March 2023, and from 2016 to 2021 was Division President, North America Personal Risk Services. Ms. O'Brien served as Senior Vice President, Chief Risk Officer of The Chubb Corporation at the time of its acquisition by Chubb Limited in 2016, and prior to that served in a number of positions at The Chubb Corporation of increasing responsibility in actuarial, product development and underwriting, including Chubb Personal Insurance (CPI) Chief Underwriting Officer, CPI Chief Underwriting Officer for International Business, and CPI Worldwide Underwriting Manager.

Juan Luis Ortega was appointed Executive Vice President, Chubb Group and President, Overseas General Insurance in August 2019. Mr. Ortega previously served as Senior Vice President, Chubb Group and Regional President of Latin America from 2016 to 2019, and Regional President of Asia Pacific from 2013 to 2016. Mr. Ortega had also held several senior roles since joining Chubb in 1999, including Senior Vice President, Accident & Health, for the Asia Pacific region from 2011 to 2013 and Senior Vice President and Regional Head of Accident & Health for the Latin America region from 2008 to 2010. Mr. Ortega joined Chubb in 1999 and advanced through a series of accident and health and credit insurance management positions in Miami, Puerto Rico, and Mexico, before being named Country President of Chile in 2005.

Joseph F. Wayland was appointed Executive Vice President of Chubb Limited in January 2016, and General Counsel and Secretary of Chubb Limited in July 2013. Mr. Wayland joined Chubb from the law firm of Simpson Thacher & Bartlett LLP, where he was a partner since 1994. From 2010 to 2012, he served in the United States Department of Justice, first as Deputy Assistant Attorney General of the Antitrust Division, and was later appointed as the Acting Assistant Attorney General in charge of that division.

ITEM 1A. Risk Factors

Factors that could have a material impact on our results of operations or financial condition are outlined below. Additional risks not presently known to us or that we currently deem insignificant may also impair our business or results of operations as they become known or as facts and circumstances change. Any of the risks described below could result in a material adverse effect on our results of operations or financial condition.

Insurance

Our results of operations or financial condition could be adversely affected by the occurrence of natural and man-made disasters.

We have substantial exposure to losses resulting from natural disasters, man-made catastrophes, such as terrorism or cyber-attack, and other catastrophic events, including pandemics. This could impact a variety of our businesses, including our commercial and personal lines, and life and accident and health (A&H) products. Catastrophes can be caused by various events, including hurricanes, typhoons, earthquakes, hailstorms, droughts, explosions, severe winter weather, fires, war, acts of terrorism, nuclear accidents, political instability, and other natural or man-made disasters, including a global or other wide-impact pandemic or a significant cyber-attack. The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. In addition, climate change and resulting changes in global temperatures, weather patterns, and sea levels may both increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact our risk modeling assumptions. We cannot predict the impact that changing climate conditions, if any, may have on our results of operations or our financial condition. Additionally, we cannot predict how legal, regulatory and/or social responses to concerns around global climate change and the resulting impact on various sectors of the economy may impact our business. Exposure to cyber risk is increasing systematically due to greater digital dependence and increases possible losses due to a catastrophic cyber event. Cyber catastrophic scenarios are not bound by time or geographic limitations and cyber catastrophic perils do not have well-established definitions and fundamental physical properties. Rather, cyber risks are engineered by human actors and thus are continuously evolving, often in ways that are engineered specifically to evade established loss mitigation controls. The occurrence of claims from catastrophic events could result in substantial volatility in our results of operations or financial condition for any fiscal quarter or year. Although we attempt to manage our exposure to such events through the use of underwriting controls, risk models, and the purchase of third-party reinsurance, catastrophic events are inherently unpredictable and the actual nature of such events, when they occur, could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have an adverse effect on our results of operations and financial condition.

If actual claims exceed our loss reserves, our financial results could be adversely affected.

Our results of operations and financial condition depend upon our ability to accurately assess the potential losses associated with the risks that we insure and reinsure. We establish reserves for unpaid losses and loss expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred at or prior to the balance sheet date. The process of establishing reserves can be highly complex and is subject to considerable variability as it requires the use of informed estimates and judgments.

Actuarial staff in each of our segments regularly evaluates the levels of loss reserves. Any such evaluation could result in future changes in estimates of losses or reinsurance recoverables and would be reflected in our results of operations in the period in which the estimates are changed. Losses and loss expenses are charged to income as incurred. During the loss settlement period, which can be many years in duration for some of our lines of business, additional facts regarding individual claims and trends often will become known which may result in a change in overall reserves. In addition, application of statistical and actuarial methods may require the adjustment of overall reserves upward or downward from time to time.

We include in our loss reserves liabilities for latent claims, such as asbestos and environmental (A&E), which are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to exposure to asbestos products and environmental hazards. At December 31, 2023, gross A&E liabilities represented approximately 1.8 percent of our gross loss reserves. The estimation of these liabilities is subject to many complex variables including: the current legal environment; specific settlements that may be used as precedents to settle future claims; assumptions regarding trends with respect to claim severity and the frequency of higher severity claims; assumptions regarding the ability to allocate liability among defendants (including bankruptcy trusts) and other insurers; the ability of a claimant to bring a claim in a state in which it has no residency or exposure; the ability of a policyholder to claim the right to non-products coverage; whether high-level excess policies have the potential to be accessed given the policyholder's claim trends and liability situation; payments to unimpaired claimants; and the potential liability of peripheral defendants. Accordingly, the ultimate settlement of losses, arising from either latent or non-latent causes, may be significantly greater or less than the loss and loss expense reserves held at the balance sheet date. In addition, the amount and timing of the settlement of our P&C liabilities are uncertain and our actual payments could be higher than contemplated in our loss reserves owing to the impact of insurance, judicial decisions, and/or social inflation. If our loss reserves are determined to be inadequate, we may be required to increase loss reserves at the time of the determination and our net income and capital may be reduced.

The effects of emerging claim and coverage issues on our business are uncertain.
As industry practices and legislative, regulatory, judicial, social, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. For example, "reviver" legislation in certain states does allow civil claims relating to molestation to be asserted against policyholders that would otherwise be barred by statutes of limitations. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after issuance.

The failure of any of the loss limitation methods we use could have an adverse effect on our results of operations and financial condition.
We seek to manage our loss exposure by maintaining a disciplined underwriting process throughout our insurance operations. We also look to limit our loss exposure by writing a number of our insurance and reinsurance contracts on an excess of loss basis. Excess of loss insurance and reinsurance indemnifies the insured against losses in excess of a specified amount. In addition, we limit program size for each client and purchase third-party reinsurance for our own account. In the case of our assumed proportional reinsurance treaties, we seek per occurrence limitations or loss and loss expense ratio caps to limit the impact of losses ceded by the client. In proportional reinsurance, the reinsurer shares a proportional part of the premiums and losses of the reinsured. We also seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits.

However, there are inherent limitations in all of these tactics, and no assurance can be given against the possibility of an event or series of events that could result in loss levels that could have an adverse effect on our financial condition or results of operations. It is also possible that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Additionally, various provisions of our policies, such as limitations or exclusions from coverage or choice of forum negotiated to limit our risks, may not be enforceable in the manner we intend. As a result, one or more natural or man-made catastrophes, terrorism, or other events could result in claims that substantially exceed our expectations, which could have an adverse effect on our results of operations and financial condition.

We may be unable to purchase reinsurance, and/or if we successfully purchase reinsurance, we are subject to the possibility of non-payment.
We purchase protection from third parties including, but not limited to, reinsurance to protect against catastrophes and other sources of volatility, to increase the amount of protection we can provide our clients, and as part of our overall risk management strategy. Our reinsurance business also purchases retrocessional protection which allows a reinsurer to cede to another company all or part of the reinsurance originally assumed by the reinsurer. A reinsurer's or retrocessionaire's insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreement with us could have an adverse effect on us because we remain liable to the insured. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance or retrocessional reinsurance that they consider adequate for their business needs.

There is no guarantee our desired amounts of reinsurance or retrocessional reinsurance will be available in the marketplace in the future. In addition to capacity risk, the remaining capacity may not be on terms we deem appropriate or acceptable or with companies with whom we want to do business. Finally, we face some degree of counterparty risk whenever we purchase reinsurance or retrocessional reinsurance. Consequently, the insolvency of these counterparties, or the inability, or unwillingness of any of our present or future reinsurers to make timely payments to us under the terms of our reinsurance or retrocessional agreements could have an adverse effect on us. At December 31, 2023, we had $20.2 billion of reinsurance recoverables, net of reserves for uncollectible recoverables.

Certain active Chubb companies are primarily liable for A&E and other exposures they have reinsured to our inactive run-off company Century Indemnity Company (Century). At December 31, 2023, the aggregate reinsurance balances ceded by our active subsidiaries to Century were approximately $1.8 billion. Should Century's loss reserves experience adverse development in the future and should Century be placed into rehabilitation or liquidation, the reinsurance recoverables due from Century to its affiliates would be payable only after the payment in full of third-party expenses and liabilities, including administrative expenses and direct policy liabilities. Thus, the intercompany reinsurance recoverables would be at risk to the extent of the shortage of assets remaining to pay these recoverables. While we believe the intercompany reinsurance recoverables from Century are not impaired at this time, we cannot assure that adverse development with respect to Century's loss reserves, if manifested, will not result in Century's insolvency, which could result in our recognizing a loss to the extent of any uncollectible reinsurance from Century. This could have an adverse effect on our results of operations and financial condition.

Our net income and Shareholders' equity may be volatile because certain products sold by our life insurance businesses expose us to future policy benefit (FPB) reserve and market risk benefits changes that are directly affected by market and other factors and assumptions.

Our pricing, establishment of liabilities for life insurance and annuity products, including reinsurance programs, are based upon various assumptions, including but not limited to equity market changes, interest rates, mortality rates, morbidity rates, and policyholder behavior. With the adoption of long-duration targeted improvements (LDTI), the accounting for our FPB reserves is also sensitive to changing interest rate conditions. We are required to update for changes in discount rates quarterly and review assumptions at least annually, which could cause volatility in our net income and shareholders' equity.

Guaranteed minimum death benefits (GMDB) and guaranteed living benefits (GLB), principally guaranteed minimum income benefits (GMIB), associated with variable annuity contracts, are collectively referred to as market risk benefits (MRB). The process of establishing MRB liabilities relies on our ability to accurately estimate insured events that have not yet occurred but that are expected to occur in future periods. Significant deviations in actual experience from assumptions used for pricing and for MRB liabilities could have an adverse effect on the profitability of our products and our business.

Under reinsurance programs covering variable annuity guarantees, we assumed the risk of GMDB and GMIB associated with variable annuity contracts. We ceased writing this business in 2007. Our net income is directly impacted by the changes in the MRB liability reflecting market conditions, policyholder behavior, and other changes in assumptions. We view our variable annuity reinsurance business as having a similar risk profile to that of catastrophe reinsurance, with the probability of long-term economic loss relatively small at the time of pricing. Adverse changes in market factors and policyholder behavior will have an impact on consolidated net income.

Payment of obligations under surety bonds could have an adverse effect on our results of operations.

The surety business tends to be characterized by infrequent but potentially high severity losses. The majority of our surety obligations are intended to be performance-based guarantees. When losses occur, they may be mitigated, at times, by recovery rights to the customer's assets, contract payments, and collateral and bankruptcy recoveries. We have substantial commercial and construction surety exposure for current and prior customers. In that regard, we have exposures related to surety bonds issued on behalf of companies that have experienced or may experience deterioration in creditworthiness. If the financial condition of these companies were adversely affected by the economy or otherwise, we may experience an increase in filed claims and may incur high severity losses, which could have an adverse effect on our results of operations.

Our exposure to various commercial and contractual counterparties, our reliance on brokers, and certain of our policies may subject us to credit risk.

We have exposure to counterparties through a variety of commercial transactions and arrangements, including reinsurance transactions; agreements with banks, hedge funds and other investment vehicles; and derivative transactions, that expose us to credit risk in the event our counterparty fails to perform its obligations. This includes exposure to financial institutions in the form of secured and unsecured debt instruments and equity securities.

In accordance with industry practice, we generally pay amounts owed on claims to brokers who, in turn, remit these amounts to the insured or ceding insurer. Although the law is unsettled and depends upon the facts and circumstances of the particular case, in some jurisdictions, if a broker fails to make such a payment, we might remain liable to the insured or ceding insurer for the deficiency. Conversely, in certain jurisdictions, if a broker does not remit premiums paid for these policies over to us, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the broker. Consequently, we assume a degree of credit risk associated with a broker with whom we transact business. However, due to the unsettled and fact-specific nature of the law, we are unable to quantify our exposure to this risk. To date, we have not experienced any material losses related to this credit risk.

Under the terms of certain high-deductible policies which we offer, such as workers' compensation and general liability, our customers are responsible to reimburse us for an agreed-upon dollar amount per claim. In nearly all cases, we are required under such policies to pay covered claims first and then seek reimbursement for amounts within the applicable deductible from our customers. This obligation subjects us to credit risk from these customers. While we generally seek to mitigate this risk through collateral agreements and maintain a provision for uncollectible accounts associated with this credit exposure, an increased inability of customers to reimburse us in this context could have an adverse effect on our financial condition and results of operations. In addition, a lack of credit available to our customers could impact our ability to collateralize this risk to our satisfaction, which in turn, could reduce the amount of high-deductible policies we could offer.

Since we depend on a few brokers and agents for a large portion of our revenues, loss of business provided by any one of them could adversely affect us.

We market our insurance and reinsurance worldwide, primarily through independent insurance agents, insurance and reinsurance brokers, and bancassurance relationships. Accordingly, our business is dependent on the willingness of these agents and brokers to recommend our products to their customers, who may also promote and distribute the products of our competitors. Deterioration in relationships with our agent and broker distribution network or their increased promotion and distribution of our competitors' products could adversely affect our ability to sell our products. Loss of all or a substantial portion of the business provided by one or more of these agents and brokers could have an adverse effect on our business.

Financial

Our investment performance may affect our financial results and our ability to conduct business.

Our investment assets are invested by professional investment management firms under the direction of our management team in accordance with investment guidelines approved by the Risk & Finance Committee of the Board of Directors. Although our investment guidelines stress diversification of risks and conservation of principal and liquidity, our investments are subject to market risks and risks inherent in individual securities. Our investment performance is highly sensitive to many factors, including interest rates, inflation, monetary and fiscal policies, and domestic and international political conditions. The volatility of our losses may force us to liquidate securities, which may cause us to incur capital losses. Realized and unrealized losses in our investment portfolio would reduce our book value, and if significant, can affect our ability to conduct business.

Volatility in interest rates could impact the performance of our investment portfolio which could have an adverse effect on our investment income and operating results. Although we take measures to manage the risks of investing in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity. Our mitigation efforts include maintaining a high-quality portfolio of primarily fixed income investments with a relatively short duration to reduce the effect of interest rate changes on book value. A significant increase in interest rates would generally have an adverse effect on our book value. Our life insurance investments typically focus on longer duration bonds to better match the obligations of this business. For the life insurance business, policyholder behavior may be influenced by changing interest rate conditions and require a re-balancing of duration to effectively manage our asset/liability position.

As stated, our fixed income portfolio is primarily invested in high quality, investment-grade securities. However, a smaller portion of the portfolio, approximately 17 percent at December 31, 2023, is invested in below investment-grade securities. These securities, which pay a higher rate of interest, also have a higher degree of credit or default risk and may also be less liquid in times of economic weakness or market disruptions. While we have put in place procedures to monitor the credit risk and liquidity of our invested assets, it is possible that, in periods of economic weakness (such as recession), we may experience credit or default losses in our portfolio, which could adversely affect our results of operations and financial condition.

As a part of our ongoing analysis of our investment portfolio, we are required to assess current expected credit losses for our private debt held-for-investment and evaluate expected credit losses for available-for-sale securities when fair value is below amortized cost, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. This analysis requires a high degree of judgment. Financial assets with similar risk characteristics and relevant historical loss information are included in the development of an estimate of expected lifetime losses. Declines in relevant stock and other financial markets and other factors impacting the value of our investments could result in an adverse effect on our net income and other financial results.

We may require additional capital or financing sources in the future, which may not be available or may be available only on unfavorable terms.

Our future capital and financing requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses, as well as our investment performance and capital expenditure obligations, including with respect to acquisitions. We may need to raise additional funds through financings or access funds through existing or new credit facilities or through short-term repurchase agreements. We also from time to time seek to refinance debt or credit as amounts become due or commitments expire. Any equity or debt financing or refinancing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case, such securities may have rights, preferences, and privileges that are senior to those of our Common

Shares. Our access to funds under existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Under Swiss law, we would be prohibited from selling shares in an equity financing at a purchase price below our then-current par value. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, we could be forced to use assets otherwise available for our business operations, and our business, results of operations, and financial condition could be adversely affected.

We may be required to post additional collateral because of changes in our reinsurance liabilities to regulated insurance companies, or because of regulatory changes that affect our companies.

If our reinsurance liabilities increase, including in our property & casualty and variable annuity reinsurance businesses, we may be required to post additional collateral for insurance company clients. In addition, regulatory changes sometimes affect our obligations to post collateral. The need to post this additional collateral, if significant enough, may require us to sell investments at a loss in order to provide securities of suitable credit quality or otherwise secure adequate capital at an unattractive cost. This could adversely impact our net income and liquidity and capital resources.

U.S. and global economic and financial industry events and their consequences could harm our business, our liquidity and financial condition, and our stock price.

The consequences of adverse global or regional market and economic conditions may affect (among other aspects of our business) the demand for and claims made under our products, the ability of customers, counterparties, and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources, the availability of reinsurance protection, the risks we assume under reinsurance programs covering variable annuity guarantees, and our investment performance. The increasing impact of climate change could affect our cost of claims, loss ratios, and financial results. Volatility in the U.S. and other securities markets may adversely affect our stock price.

A decline in our financial strength ratings could affect our standing among distribution partners and customers and cause our premiums and earnings to decrease. A decline in our credit ratings could increase our borrowing costs and impact our ability to access capital markets.

Ratings are an important factor in establishing the competitive position of insurance and reinsurance companies. The objective of these rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. A ratings downgrade could result in a substantial loss of business as insureds, ceding companies, and brokers move to other insurers and reinsurers with higher ratings. If one or more of our debt ratings were downgraded, we could also incur higher borrowing costs, and our ability to access the capital markets could be impacted. Additionally, we could be required to post collateral or be faced with the cancellation of policies and resulting premium in certain circumstances. We cannot give any assurance regarding whether or to what extent any of the rating agencies might downgrade our ratings in the future.

Our ability to pay dividends and/or to make payments on indebtedness may be constrained by our holding company structure.

Chubb Limited is a holding company that owns shares of its operating insurance and reinsurance subsidiaries along with several loans receivable from affiliates. Beyond this it does not itself have any significant operations or liquid assets. Repayment of loans receivable, guarantee fees and dividends and other permitted distributions from our insurance subsidiaries are its primary sources of funds to meet ongoing cash requirements, including any future debt service payments, other expenses, repurchases of its shares, and paying dividends to our shareholders. Some of our insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our insurance subsidiaries to pay dividends (or other intercompany amounts due, such as intercompany debt obligations) in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to repurchase shares and pay dividends to our shareholders.

Swiss law imposes certain restrictions on our ability to repurchase our shares.

Swiss law imposes certain withholding tax and other restrictions on a Swiss company's ability to return earnings or capital to its shareholders, including through the repurchase of its own shares. We may only repurchase shares to the extent that sufficient freely distributable reserves are available. In addition, Swiss law requires that the total par value of Chubb's treasury shares must not be in excess of 10 percent of its total share capital, although an exemption from the 10 percent limit applies for repurchased treasury shares dedicated for cancellation and acquired pursuant to a shareholder-ratified repurchase program. As a result, in order to maintain our share repurchase program, our shareholders must periodically approve a reduction in our share capital through the cancellation of designated blocks of repurchased shares held in treasury and may from time to time as necessary, in a separate vote, ratify our share repurchase program. If our shareholders do not approve the cancellation of repurchased shares or, if necessary, ratify our share repurchase program, we may be restricted or unable to return capital to shareholders through share repurchases in the future. Furthermore, our current repurchase program relies on Swiss tax rulings.

Any future revocation, lapse, expiration, or loss of our Swiss tax rulings or the inability to conduct repurchases in accordance with these rulings could jeopardize our ability to continue repurchasing our shares.

Our operating results and shareholders' equity may be adversely affected by currency fluctuations.
Our reporting currency is the U.S. dollar. In general, we match assets and liabilities in local currencies. Where possible, capital levels in local currencies are limited to satisfy minimum regulatory requirements and to support local insurance operations. The principal currencies creating foreign exchange risk are the Korean won, Chinese yuan, Canadian dollar, Australian dollar, Taiwan dollar, Mexican peso, Brazilian real, Thai baht, British pound sterling, and euro. At December 31, 2023, approximately 31.8 percent of our unhedged net assets were denominated in foreign currencies. We may experience losses resulting from fluctuations in the values of non-U.S. currencies, which could adversely impact our results of operations and financial condition.

Operational

The regulatory and political regimes under which we operate, and their volatility, could have an adverse effect on our business.
We may from time-to-time face challenges resulting from changes in applicable law and regulations in particular jurisdictions, or changes in approach to oversight of our business from insurance or other regulators.

Our insurance and reinsurance subsidiaries conduct business globally. Our businesses in each jurisdiction are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries' financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders. For example, some jurisdictions have enacted various consumer protection laws that make it more burdensome for insurance companies to sell policies and interact with customers in personal lines businesses. Failure to comply with such regulations can lead to significant penalties and reputational injury.

The foreign and U.S. federal and state laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. Laws and regulations not specifically related to the insurance industry include trade sanctions that relate to certain countries, anti-money laundering laws, and anti-corruption laws. The insurance industry is also affected by political, judicial, and legal developments that may create new and expanded regulations and theories of liability. The current economic and financial climates present additional uncertainties and risks relating to increased regulation and the potential for increased involvement of the U.S. and other governments in the financial services industry.

Furthermore, governments, regulators, investors, customers, and other stakeholders have increased their focus on climate change risk reporting. A variety of governments and regulators have adopted or are in the process of adopting climate change and greenhouse gas emissions disclosure requirements for which Chubb and certain of its individual subsidiaries are or will be subject to in the future. Chubb also receives requests for information from investors, customers and other stakeholders from time to time on various aspects of its policies and strategies relating to climate change. This has resulted in expanded and increasingly complex expectations related to reporting under multiple, various, disparate and potentially inconsistent reporting requirements, increased due diligence, and potential requirements for the reporting of scope 3 emissions. Responding to such disclosure requirements and requests involves risks and uncertainties, including depending in part on estimates and third-party data that is outside our control. New reporting standards, regulations and requirements with various aims and goals could expose us to legal, regulatory, investor and other stakeholder scrutiny, and customers that disagree with our actions or reporting on climate change may determine not to do business with us, all of which may adversely affect our business, reputation and results of operations.

Regulators in countries where we have operations continue to work with the International Association of Insurance Supervisors (IAIS) to consider changes to insurance company supervision, including with respect to group supervision and solvency requirements. The IAIS has developed a Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame), which is focused on the effective group-wide supervision of international active insurance groups (IAIGs), such as Chubb. As part of ComFrame, the IAIS is developing an international capital standard for such IAIGs. The details of this global capital standard and its applicability to Chubb are evolving and uncertain at this time. In addition, Chubb businesses across the European Union (EU) are subject to Solvency II, a capital and risk management regime, and our Bermuda businesses are subject to an equivalent of the EU's Solvency II regime. Also applicable to Chubb businesses are the requirements of the Swiss Financial Market Supervisory Authority (FINMA) whose regulations include Swiss Solvency Tests. There are also Risk Based

Capital (RBC) requirements in the U.S. which are also subject to revision in response to global developments. The impact to Chubb of these developments remains uncertain, although currently we do not expect that our capital management strategies, results of operations and financial condition will be materially affected by these regulatory changes.

Evolving privacy and data security regulations could adversely affect our business.
We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personal and confidential information of our clients and employees, including in relation to medical records, credit card data and financial information. These laws and regulations are increasing in complexity and number, change frequently, sometimes conflict, and could expose Chubb to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions.

For example, we are subject to the New York Department of Financial Services' Cybersecurity Regulation (the NYDFS Cybersecurity Regulation) which mandates detailed cybersecurity standards and other obligations for all institutions, including insurance entities, authorized by the NYDFS to operate in New York. The NYDFS Cybersecurity Regulation has increased our compliance costs and could increase the risk of noncompliance and subject us to regulatory enforcement actions and penalties, as well as reputation risk.

Additionally, the National Association of Insurance Commissioners (NAIC) adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. A number of states have enacted it into law, and it is not yet known whether or not, and to what extent, additional states will enact it. Such enactments, especially if inconsistent between states or with existing laws and regulations could raise compliance costs or increase the risk of noncompliance, with the attendant risk of being subject to regulatory enforcement actions and penalties, as well as reputational harm.

The EU General Data Protection Regulation (the GDPR) is a comprehensive regulation applying across all EU member states. All our business units (regardless of whether they are located in the EU) may be subject to the GDPR when personal data is processed in relation to the offer of goods and services to individuals within the EU. Our failure to comply with GDPR and other countries' privacy or data security-related laws, rules or regulations could result in significant penalties imposed by regulators, which could have an adverse effect on our business, financial condition, and results of operations.

Significant other comprehensive privacy laws have been enacted by other jurisdictions, most notably the California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), and Brazil's Lei Geral de Protecao de Dados (LGPD), which may affect our use of data and could affect our operations and subject us to fines and actions for noncompliance. In the U.S., several other states are considering similar legislation, and there are ongoing discussions regarding a National Privacy Law. New laws similar to the GDPR and the CCPA are expected to be enacted in coming years in various countries and jurisdictions in which we operate.

Regulatory standards relating to the use of artificial intelligence are evolving in the countries where we do business, and may increase risks associated with bias, unfair discrimination, transparency, and information security. The application of existing law and introduction of new or revised laws and regulations may require changes in our operations and increase compliance costs.

Our worldwide operations, particularly in developing nations, expose us to global geopolitical developments that could have an adverse effect on our business, liquidity, results of operations, and financial condition.
With operations in 54 countries and territories, we provide insurance and reinsurance products and services to a diverse group of clients worldwide, including operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable geopolitical developments, including law changes; tax changes; changes in trade policies; changes to visa or immigration policies; regulatory restrictions; government leadership changes; political events and upheaval; sociopolitical instability; social, political or economic instability resulting from climate change; and nationalization of our operations without compensation. Adverse activity in any one country could negatively impact operations, increase our loss exposure under certain of our insurance products, and could, otherwise, have an adverse effect on our business, liquidity, results of operations, and financial condition depending on the magnitude of the events and our net financial exposure at that time in that country.

A failure in our operational systems or infrastructure or those of third parties, including due to security breaches or cyber-attacks, could disrupt business, damage our reputation, and cause losses.
Our operations rely on the secure processing, storage, and transmission of confidential and other information and assets, including in our computer systems and networks and those of third-party service providers. Our business depends on effective information security and systems and the integrity and timeliness of the data our information systems use to run our business.

Our ability to adequately price products and services, to establish reserves, to provide effective, efficient and secure service to our customers, to value our investments and to timely and accurately report our financial results also depends significantly on the integrity and availability of the data we maintain, including that within our information systems, as well as data in and assets held through third-party service providers and systems. Like all global companies, our systems and those of our third-party service providers, have been, and will likely continue to be, targeted by or subject to viruses, malware or other malicious codes, unauthorized access, cyber-attacks, cyber frauds, ransomware or other unauthorized occurrences, on or conducted through our information systems, which jeopardize the confidentiality, integrity or availability of our information or information systems. Cybersecurity threats are rapidly evolving and those threats and the means for obtaining access to our systems are becoming increasingly sophisticated. Cybersecurity threats can originate from a wide variety of sources including terrorists, nation states, financially motivated actors, internal actors, or third parties, such as external service providers, and the techniques used change frequently or are often not recognized until after they have been launched. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks including the deployment of artificial intelligence by bad actors intent on finding and exploiting vulnerabilities, their use of "deep fakes," and long-term persistent attacks. Although we have implemented administrative and technical controls and have taken protective actions designed to reduce the risk of cyber incidents and to protect our information technology and assets, including conducting due diligence security reviews and negotiating agreements with third-party service providers, and we additionally endeavor to modify such procedures and agreements as circumstances warrant, such measures may be insufficient to prevent unauthorized access, computer viruses, malware or other malicious code or cyber-attack, ransomware, phishing scams, or similar attempts to fraudulently induce our employees or others to take actions which compromise our information or information systems, business compromise attacks, catastrophic events, system failures and disruptions, employee errors, negligence or malfeasance, loss of assets or data and other events that could have security consequences (each, a Security Event). As the breadth and complexity of our security infrastructure continues to grow, the risk of a Security Event increases. Such an event or events may jeopardize Chubb's or its clients' or counterparties' confidential and other information processed and stored within Chubb, and transmitted through its information systems, or otherwise cause interruptions, delays, or malfunctions in Chubb's, its clients', its counterparties', or third parties' operations, or result in data loss or loss of assets which could result in significant losses, reputational damage or an adverse effect on our operations and critical business functions. Chubb may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures and to pursue recovery of lost data or assets and we may be subject to litigation costs and losses, regulatory penalties (as described above) and financial losses that are either not insured against or not fully covered by insurance maintained. In instances where we rely on third parties to perform business functions and process data on our behalf, Chubb may be exposed to additional data security risk as a result of Security Events that impact the third party or others upon whom they rely.

Despite the contingency plans and facilities, we have in place and our efforts to observe the regulatory requirements surrounding information security, our ability to conduct business may be adversely affected by a disruption of the infrastructure that supports our business in the communities in which we are located, or of outsourced services or functions. This may include a disruption involving electrical, communications, transportation, or other services used by Chubb or third parties on whom we rely. If a disruption occurs in one location and Chubb employees in that location are unable to conduct business or communicate with or travel to other locations, our ability to service and interact with clients may suffer and we may not be able to successfully implement contingency plans that depend on communication or travel.

We use analytical models to assist our decision-making in key areas, such as underwriting, claims, reserving, and catastrophe risks, but actual results could differ materially from the model outputs and related analyses.
We use various modeling techniques (e.g., scenarios, predictive, stochastic and/or forecasting) and data analytics to analyze and estimate exposures, loss trends and other risks associated with our assets and liabilities. We use the modeled outputs and related analyses to assist us in decision-making (e.g., underwriting, pricing, claims, reserving, reinsurance, and catastrophe risk) and to maintain competitive advantage. The modeled outputs and related analyses are subject to various assumptions, uncertainties, model errors and the inherent limitations of any statistical analysis, including the use of historical internal and industry data. In addition, the modeled outputs and related analyses may from time to time contain inaccuracies, perhaps in material respects, including as a result of inaccurate inputs or applications thereof. Climate change may make modeled outcomes less certain or produce new, non-modeled risks. Consequently, actual results may differ materially from our modeled results. If, based upon these models or other factors, we misprice our products or underestimate the frequency and/or severity of loss events, or overestimate the risks we are exposed to, new business growth and retention of our existing business may be adversely affected which could have an adverse effect on our results of operations and financial condition.

We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
Our success depends on our ability to retain the services of our existing key executives and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key executives or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct or grow our business. This risk may be

particularly acute for us relative to some of our competitors because some of our senior executives work in countries where they are not citizens, and work permit and immigration issues could adversely affect the ability to retain or hire key persons. We do not maintain key person life insurance policies with respect to our employees.

Employee error and misconduct may be difficult to detect and prevent and could adversely affect our business, results of operations, and financial condition.

Losses may result from, among other things, fraud, errors, failure to document transactions properly, failure to obtain proper internal authorization, failure to comply with underwriting or other internal guidelines, or failure to comply with regulatory requirements. It is not always possible to deter or prevent employee misconduct, and the precautions that we take to prevent and detect this activity may not be effective in all cases. Resultant losses could adversely affect our business, results of operations, and financial condition.

Strategic

The continually changing landscape, including competition, technology and products, and existing and new market entrants could reduce our margins and adversely impact our business and results of operations.

Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European, and other international insurers and reinsurers and with underwriting syndicates, some of which have greater financial, technological, marketing, distribution and/or management resources than we do. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. We also compete with new companies and existing companies that move into the insurance and reinsurance markets. If competition, or technological or other changes to the insurance markets in which we operate, limits our ability to retain existing business or write new business at adequate rates or on appropriate terms, our business and results of operations could be materially and adversely affected. Increased competition could also result in fewer submissions, lower premium rates, and less favorable policy terms and conditions, which could reduce our profit margins and adversely impact our net income and shareholders' equity.

Recent technological advancements in the insurance industry and information technology industry present new and fast-evolving competitive risks as participants seek to increase transaction speeds, lower costs, and create new opportunities. Advancements in technology are occurring in underwriting, claims, distribution, and operations at a pace that may quicken, including as companies increase use of data analytics, artificial intelligence and other technology as part of their business strategy. We will be at a competitive disadvantage if, over time, our competitors are more effective than us in their utilization of technology and evolving data analytics. If we do not anticipate or keep pace with these technological and other changes impacting the insurance industry, it could limit our ability to compete in desired markets.

Insurance and reinsurance markets are historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.

The insurance and reinsurance markets have historically been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. An increase in premium levels is often offset by an increasing supply of insurance and reinsurance capacity, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms, and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance markets significantly, as could periods of economic weakness (such as recession).

The integration of acquired companies may not be as successful as we anticipate.

Acquisitions involve numerous operational, strategic, financial, accounting, legal, tax, and other risks; potential liabilities associated with the acquired businesses; and uncertainties related to design, operation and integration of acquired businesses' internal controls over financial reporting. Difficulties in integrating an acquired company, along with its personnel, may result in the acquired company performing differently than we expected, in operational challenges or in our failure to realize anticipated expense-related efficiencies. This may also apply to companies in which we acquire majority ownership. Our existing businesses could also be negatively impacted by acquisitions. In addition, goodwill and intangible assets recorded in connection with insurance company acquisitions may be impaired if premium growth, underwriting profitability, agency retention and policy persistency, among other factors, differ from expectations.

There is also the potential that proposed acquisitions that have been publicly announced will not be consummated, even if a definitive agreement has been signed by the parties. If an agreement is terminated before closing, the result would be that our proposed acquisition would not occur, which could, among other things, expose us to damages or liability and adversely impact our stock price and future operations.

We may be subject to U.S. tax and Bermuda tax which may have an adverse effect on our results of operations and shareholder investment.
Chubb Limited and our non-U.S. subsidiaries operate in a manner so that none of these companies should be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on some types of U.S. source investment income), because none of these companies should be treated as engaged in a trade or business within the U.S. However, because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., we cannot be certain that the Internal Revenue Service (IRS) will not contend successfully that Chubb Limited or its non-U.S. subsidiaries are engaged in a trade or business in the U.S. If Chubb Limited or any of its non-U.S. subsidiaries were considered to be engaged in a trade or business in the U.S., such entity could be subject to U.S. corporate income and branch profits taxes on the portion of its earnings effectively connected to such U.S. business, in which case our results of operations and our shareholders' investments could be adversely affected.

Historically, our Bermuda operations have not been subject to Bermuda income tax. However, on December 27, 2023, the Government of Bermuda enacted a 15 percent income tax effective January 1, 2025.

We currently anticipate that the new Bermuda income tax would be a covered tax under the OECD's global minimum tax regime discussed in our Risk Factor below titled "The Organization for Economic Cooperation and Development (OECD), European Union (EU), Swiss Federal Council, and other jurisdictions are considering, have considered, or have passed measures that might change long standing tax principles that could increase our taxes." Therefore, we would expect any implementation of the OECD global minimum tax regime to count any enacted Bermuda income tax toward such OECD minimum tax.

The imposition of the Bermuda corporate income tax could have an adverse effect on our results of operations beginning in 2025.

We could be adversely affected by certain features of the Inflation Reduction Act.
On August 16, 2022, President Biden signed the Inflation Reduction Act (IRA) of 2022 (H.R. 5376). Key tax provisions included in the IRA include a 15 percent corporate alternative minimum tax (CAMT) on adjusted financial statement income for corporations with average profits over $1 billion, and a 1 percent excise tax on repurchases of corporate stock. The CAMT and the excise tax on share repurchases are effective for tax years beginning after December 31, 2022. Since enactment, the IRS and U.S. Treasury Department have issued notices to assist taxpayers in understanding and implementing the new provisions. This guidance remains subject to comment; thus, there are many uncertainties relating to its ultimate application and effects on our company.

The Organization for Economic Cooperation and Development (OECD), European Union (EU), Swiss Federal Council, and other jurisdictions are considering, have considered, or have passed measures that might change long standing tax principles that could increase our taxes.
The OECD has published a framework for taxation that in many respects is different than long standing international tax principles. This framework and proposed changes could redefine what income is taxed in which country and institute a 15 percent global minimum tax in 2024 or later years. To date, many EU and other countries have enacted the 15 percent global minimum tax. Switzerland has enacted aspects of these rules but has not enacted the income inclusion rule or under taxed payment rule. The enactment of these reforms remains uncertain at this time, but if enacted could cause uncertainties to and increases in our income taxes.

Several multilateral organizations, including the EU and the OECD have, in recent years, expressed concern about some countries not participating in adequate tax information exchange arrangements and have threatened those that do not agree to cooperate with punitive sanctions by member countries. It is still unclear what all these sanctions might be, which countries might adopt them, and when or if they might be imposed. We cannot assure, however, that the Tax Information Exchange Agreements (TIEAs) that have been entered into by Switzerland and Bermuda will be sufficient to preclude all of the sanctions described above, which, if ultimately adopted, could adversely affect us or our shareholders.

Shareholders

There are provisions in our charter documents that may reduce the voting rights and diminish the value of our Common Shares.
Our Articles of Association generally provide that shareholders have one vote for each Common Share held by them and are entitled to vote at all meetings of shareholders. However, the voting rights exercisable by a shareholder may be limited so that certain persons or groups are not deemed to hold 10 percent or more of the voting power conferred by our Common Shares. Moreover, these provisions could have the effect of reducing the voting power of some shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership. The Board of Directors may refuse to register holders of shares as shareholders with voting rights based on certain grounds, including if the holder would, directly or indirectly, formally, constructively or beneficially own (as described in Articles 8 and 14 of our Articles of Association) or otherwise control voting rights with respect to 10 percent or more of the registered share capital recorded in the commercial register. In addition, the Board of Directors shall reject entry of holders of registered shares as shareholders with voting rights in the share register or shall decide on their deregistration when the acquirer or shareholder upon request does not expressly state that she/he has acquired or holds the shares in her/his own name and for her/his account.

Applicable laws may make it difficult to effect a change of control of our company.
Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's Board of Directors and executive officers, the acquirer's plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10 percent or more of the voting securities of the domestic insurer. Because a person acquiring 10 percent or more of our Common Shares would indirectly control the same percentage of the stock of our U.S. insurance subsidiaries, the insurance change of control laws of various U.S. jurisdictions would likely apply to such a transaction. Laws of other jurisdictions in which one or more of our existing subsidiaries are, or a future subsidiary may be, organized or domiciled may contain similar restrictions on the acquisition of control of Chubb.

While our Articles of Association limit the voting power of any shareholder to less than 10 percent, we cannot assure that the applicable regulatory body would agree that a shareholder who owned 10 percent or more of our Common Shares did not, because of the limitation on the voting power of such shares, control the applicable insurance subsidiary.

These laws may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of Chubb, including transactions that some or all of our shareholders might consider to be desirable.

Shareholder voting requirements under Swiss law may limit our flexibility with respect to certain aspects of capital management.
Swiss law allows our shareholders to authorize share capital which can be issued by the Board of Directors without shareholder approval, but this authorization must be renewed by the shareholders every two years. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of stock as permitted in other jurisdictions. Swiss law also reserves for approval by shareholders many corporate actions over which the Board of Directors had authority prior to our re-domestication to Switzerland. For example, dividends must be approved by shareholders. While we do not believe that Swiss law requirements relating to our capital management will have an adverse effect on Chubb, we cannot assure that situations will not arise where such flexibility would have provided substantial benefits to our shareholders.

Chubb Limited is a Swiss company; it may be difficult to enforce judgments against it or its directors and executive officers.
Chubb Limited is incorporated pursuant to the laws of Switzerland. In addition, certain of our directors and officers reside outside the U.S. and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the U.S. As such, it may be difficult or impossible to effect service of process within the U.S. upon those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Chubb has been advised by its Swiss counsel that there is doubt as to whether the courts in Switzerland would enforce:
- judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws obtained in actions against it or its directors and officers, who reside outside the U.S.; or
- original actions brought in Switzerland against these persons or Chubb predicated solely upon U.S. federal securities laws.

Chubb has also been advised by its Swiss counsel that there is no treaty in effect between the U.S. and Switzerland providing for this enforcement, and there are grounds upon which Swiss courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, would not be allowed in Swiss courts as contrary to that nation's public policy.

Shareholders may be subject to Swiss withholding taxes on the payment of dividends.
Our dividends are generally subject to a Swiss withholding tax at a rate of 35 percent; however, payment of a dividend in the form of a capital contribution reserve reduction or par value reduction is not subject to Swiss withholding tax. We have previously obtained shareholder approval for dividends to be paid in such form. It is our practice to recommend to shareholders that they annually approve the payment of dividends in such form, but we cannot assure that our shareholders will continue to approve a reduction in such form each year or that we will be able to meet the other legal requirements for a reduction, or that Swiss withholding tax rules will not be changed in the future. We estimate we would be able to pay dividends in such form, and thus exempt from Swiss withholding tax, until 2028–2033. This range may vary depending upon changes in annual dividends, special dividends, certain share repurchases, the U.S. dollar/Swiss franc exchange rate, changes in par value or capital contribution reserves or adoption of changes or new interpretations to Swiss corporate or tax law or regulations.

Under certain circumstances, U.S. shareholders may be subject to adverse U.S. federal income tax consequences.
Under certain circumstances, a U.S. person who owns or is deemed to own 10 percent or more of the voting power or value of a foreign corporation that is a "controlled foreign corporation" (CFC) (a foreign corporation in which 10 percent U.S. shareholders own or are deemed to own more than 50 percent of the voting power or value of the stock of a foreign corporation or more than 25 percent of certain foreign insurance corporations) for any period during a taxable year must include in gross income for U.S. federal income tax purposes a pro rata share of the CFC's "subpart F income". We believe that because of the dispersion of our share ownership it is unlikely that any U.S. person who acquires shares of Chubb Limited directly or indirectly through one or more foreign entities should be required to include any subpart F income in income under the CFC rules of U.S. tax law.

Separately, any U.S. persons who hold shares may be subject to U.S. federal income taxation at ordinary income tax rates on their proportionate share of our Related Person Insurance Income (RPII). If the RPII of any of our non-U.S. insurance subsidiaries (each a "Non-U.S. Insurance Subsidiary") were to equal or exceed 20 percent of that company's gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through foreign entities 20 percent or more of the voting power or value of Chubb Limited, then a U.S. person who owns any shares of Chubb Limited (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in his or her income for U.S. federal income tax purposes such person's pro rata share of such company's RPII for the taxable year. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. We believe that the gross RPII of each Non-U.S. Insurance Subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20 percent of each such company's gross insurance income. Likewise, we do not expect the direct or indirect insureds of each Non-U.S. Insurance Subsidiary (and persons related to such insureds) to directly or indirectly own 20 percent or more of either the voting power or value of our shares. However, we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. If these thresholds are met or exceeded, any U.S. person's investment in Chubb Limited could be adversely affected. In 2022, the U.S. Treasury Department and the IRS released proposed regulations that may cause more income to be treated as RPII than under current law.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. This generally would be the case if either (i) Chubb Limited is considered a CFC and the tax-exempt shareholder is a 10 percent U.S. shareholder or (ii) there is RPII, certain exceptions do not apply, and the tax-exempt organization, directly (or indirectly through foreign entities) owns any shares of Chubb Limited. Although we do not believe that any U.S. tax-exempt organization should be allocated such insurance income, we cannot be certain that this will be the case. Potential U.S. tax-exempt investors are advised to consult their tax advisors.

U.S. persons who hold shares will be subject to adverse tax consequences if we are considered to be a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes.
If Chubb Limited is considered a PFIC for U.S. federal income tax purposes, a U.S. person who holds Chubb Limited shares will be subject to adverse U.S. federal income tax consequences in which case their investment could be adversely affected. In addition, if Chubb Limited were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares which might otherwise be available under U.S. federal

income tax laws. We believe that we are not, have not been, and currently do not expect to become, a PFIC for U.S. federal income tax purposes. We cannot assure, however, that we will not be deemed a PFIC by the IRS. Recently enacted U.S. federal tax law and recent final and proposed regulations issued by the IRS and U.S. Treasury Department contain new rules that may affect the application of the PFIC provisions to an insurance company. Shareholders are advised to consult their tax advisors.

ITEM 1B. Unresolved Staff Comments

There are currently no unresolved SEC staff comments regarding our periodic or current reports.

ITEM 1C. Cybersecurity and Risk Governance

Risk management and strategy

As detailed in our risk factors included in Item 1A, Chubb recognizes the significant risks posed by cybersecurity and data protection challenges, which could adversely affect our business, financial condition, and results of operations. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems, and we evaluate changes and enhancements to our technology environment as well as conduct third party assessments to confirm that they meet our information security control requirements. Our cybersecurity program and control environment incorporate appropriate industry standards and best practices, such as the National Institutes of Standards and Technology Cyber Security Framework (NIST CSF), and is designed to comply with numerous U.S. federal and state and international laws, rules and regulations governing the protection of personal and confidential information of our clients and employees. We use various tools and methods to assess, identify and manage cybersecurity risk that are tested regularly, including the following:

Technological Tools

Chubb uses information security tools designed to protect information and systems. Our Information Security team regularly monitors these tools to discover and respond promptly to anomalous and suspicious patterns. We also participate in information sharing networks (government and private) and deploy system updates and other technologies.

Employee Training

We endeavor to provide all employees with data protection training. Employees involved with information protection, privacy and other risk management specialties also engage in specialized role-based training as is practicable. We use a variety of training methods, including computer-based training, role-based training, company intranet awareness campaigns and various simulation exercises.

Data Protection Culture

Chubb actively promotes a data protection culture. We maintain policies and standards designed to protect personal and corporate information. The policies and standards are developed by a multi-disciplinary team, with participation from information security and IT compliance, privacy, IT legal, compliance and business representatives.

Risk Assessments and Operational Audit

Our information security policies and protocols undergo regular assessments and audits, and we engage with external parties to review our protections, including benchmarking to industry standards and best practices, such as the NIST CSF. In addition, we benchmark our programs against key regulatory frameworks and conduct technical assessments of our controls, which may include penetration testing and other technical testing. These processes are integrated into our established Enterprise Risk Management (ERM) framework, which is led by Chubb's senior management and overseen by our Board's Risk & Finance Committee. Refer to "Enterprise Risk Management" under Item 1 for further description of our ERM function and Board oversight.

Chubb uses risk-based processes to oversee and identify cybersecurity risks associated with the use of third-party service providers and third-party hardware. These processes include contractual controls as well as risk-based diligence processes, periodic assessments, and monitoring. Chubb recognizes the growing risk associated with third-party hardware, software, and services, and we have taken steps we believe are appropriate to manage those risks. We review third-party software and hardware in our environment to understand the components used and what impact they could have on our overall cyber risk environment.

To our knowledge, and as of the filing date on this annual report, risks from cybersecurity threats, including potential risks arising from previous cybersecurity incidents, have not materially affected, nor are they reasonably likely to materially affect Chubb's business strategy, results of operations, or financial condition. For more detail regarding cybersecurity threats, see our risk factor titled "A failure in our operational systems or infrastructure or those of third parties, including due to security breaches or cyber-attacks, could disrupt business, damage our reputation, and cause losses" under Item 1A.

Board and Management Governance
We have cybersecurity and information technology oversight at the Board and management levels. Direct Chubb Board-level oversight is generally within the purview of two of the Board's committees: Audit and Risk & Finance.

The Audit Committee is responsible for oversight of our cybersecurity program and related exposures and risks. The Audit Committee periodically reports to the full Board and consults with the Risk & Finance Committee on such matters. The Audit Committee's review and oversight generally encompasses data breach risk and impact, cyber protection and detection controls, privacy matters, third-party risks (including risks from cybersecurity threats associated with any third-party service providers), cyber trends and events, and other topics. The Risk & Finance Committee is responsible for oversight of risk generally and identifying significant risks, which may include risks relating to cybersecurity and privacy, business continuity risk (including the resilience of IT operations and physical infrastructure) and cyber underwriting risk. The oversight responsibilities of the Audit and Risk & Finance Committees with respect to cyber security and information technology risks are each set forth in their respective charters. Members of management, including our Chief Information Security Officer (CISO) and Global Chief Technology Officer (CTO), regularly provide updates to these committees in person and through written reports. The Audit and Risk & Finance Committees also conduct a joint meeting on ERM matters, which includes coverage of strategic risk priorities, as well as Chubb's actions and mitigation efforts in response to such risks.

Cybersecurity risk management oversight is led by our CISO and CTO. Prior to joining Chubb in 2015, our CISO was Director of the threat analytics platform for a major cybersecurity incident detection and response company. Prior to that, our CISO was an executive leader within the information security practice and a technical architect with two global accounting firms. Our CTO has extensive experience as a chief technology officer in digital-first environments and was previously the chief technology officer of a large global bank, responsible for the bank's core infrastructure, end-user technology, production support, group architecture, cloud technology, and software license management. Our CTO holds a master's degree in geographical information systems and a bachelor's degree in artificial intelligence and computer science. Chubb management also benefits from the advice provided by a Cyber Advisory Board of external experts. The members of the Cyber Advisory Board have extensive experience and deep expertise on cybersecurity matters, several having served in senior government positions with executive responsibility for identifying and mitigating cyber threats across the globe.

Chubb management continues to prioritize investments in cybersecurity to protect the confidentiality, integrity and availability of our data. In accordance with our cybersecurity risk assessment processes, we have deployed a set of cybersecurity controls to protect Chubb. We also maintain a data security incident response plan, applied at an enterprise level, to facilitate our ability to rapidly detect and address data security incidents with the goals of: (i) minimizing risk to data and systems; (ii) quickly recovering and resuming operations; (iii) where applicable, providing timely notice of an incident to regulators and providing timely notice and remediation services to affected individuals; (iv) minimizing potential brand damage; (v) managing litigation, investigations and disputes that may arise in the aftermath of an incident; and (vi) identifying opportunities to enhance Chubb's data security approach. Consistent with our incident response plan, the CISO informs the Chief Privacy Officer, who is a member of our legal team, and they notify other members of management of significant cybersecurity incidents and provide them with regular updates on the status of such incidents, including mitigation, remediation, and steps to avoid recurrence.

ITEM 2. Properties

We maintain office facilities around the world including in North America, China, Europe (including our principal executive offices in Switzerland), Bermuda, Latin America, Asia Pacific, and Japan. Most of our office facilities are leased, although we own major facilities in Hamilton, Bermuda; Seoul, South Korea; Beijing and Shanghai, China; and in the U.S., including in Philadelphia, Pennsylvania; Wilmington, Delaware; and Simsbury, Connecticut. Management considers its office facilities suitable and adequate for the current level of operations.

ITEM 3. Legal Proceedings

The information required with respect to Item 3 is included in Note 14 i) to the Consolidated Financial Statements, under Item 8, which is hereby incorporated herein by reference.

ITEM 4. Mine Safety Disclosures

Item not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Shares have been listed on the New York Stock Exchange since March 25, 1993, with a current par value of CHF 0.50 per share. The trading symbol for our Common Shares is "CB".

We have paid dividends each quarter since we became a public company in 1993. In 2023 and 2022, our annual dividends were paid by way of a distribution from capital contribution reserves (Additional paid-in capital) through the transfer of dividends from Additional paid-in capital to Retained earnings (free reserves) as approved by our shareholders.

Chubb Limited is a holding company whose principal sources of income are dividends and interest income from its operating subsidiaries. The ability of the operating subsidiaries to pay dividends to us and our ability to pay dividends to our shareholders are each subject to legal and regulatory restrictions. The recommendation and payment of future dividends will be based on the determination of the Board of Directors (Board) and will be dependent upon shareholder approval, profits and financial requirements of Chubb and other factors, including legal restrictions on the payment of dividends and other such factors as the Board deems relevant. Refer to Part I, Item 1A and Part II, Item 7 for additional information.

The number of record holders of Common Shares as of February 16, 2024 was 6,922. This is not the actual number of beneficial owners of Chubb's Common Shares since most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own names.

Refer to Part III, Item 12 for information relating to compensation plans under which equity securities are authorized for issuance.

Issuer's Repurchases of Equity Securities for the Three Months Ended December 31, 2023

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan [2]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan [3]
October 1 through October 31	98,280	$ 209.37	96,000	$ 4.38 billion
November 1 through November 30	955,371	$ 224.25	953,000	$ 4.17 billion
December 1 through December 31	2,146,123	$ 226.90	2,142,000	$ 3.68 billion
Total	3,199,774	$ 225.57	3,191,000	

[1] This column represents open market share repurchases and the surrender to Chubb of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees and to cover the cost of the exercise of options by employees through stock swaps.

[2] The aggregate value of shares purchased in the three months ended December 31, 2023 as part of the publicly announced plan was $720 million. Refer to Note 15 to the Consolidated Financial Statements for more information on the Chubb Limited securities repurchase authorizations.

[3] For the period January 1, 2024 through February 22, 2024, we repurchased 269,450 Common Shares for a total of $67 million in a series of open market transactions. As of February 22, 2024, $3.62 billion in share repurchase authorization remained.

Performance Graph

Set forth below is a line graph comparing the dollar change in the cumulative total shareholder return on Chubb's Common Shares from December 31, 2018, through December 31, 2023, as compared to the cumulative total return of the Standard & Poor's 500 Stock Index and the cumulative total return of the Standard & Poor's Property-Casualty Insurance Index. The cumulative total shareholder return is a concept used to compare the performance of a company's stock over time and is the ratio of the stock price change plus the cumulative amount of dividends over the specified time period (assuming dividend reinvestment), to the stock price at the beginning of the time period. The chart depicts the value on December 31, 2019, 2020, 2021, 2022, and 2023, of a $100 investment made on December 31, 2018, with all dividends reinvested.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Chubb Limited	$100	$123	$125	$159	$185	$193
S&P 500 Index	$100	$131	$156	$200	$164	$207
S&P 500 P&C Index	$100	$126	$135	$161	$191	$212

ITEM 6. [Reserved]

Item not applicable.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2023 and 2022 and comparisons between 2023 and 2022. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes, under Item 8 of this Form 10-K. Comparisons between 2022 and 2021 have been omitted from this Form 10-K, but can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2022.

All comparisons in this discussion are to the prior year unless otherwise indicated. All dollar amounts are rounded. However, percent changes and ratios are calculated using whole dollars. Accordingly, calculations using rounded dollars may differ.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "estimate," "project," "should," "plan," "expect," "intend," "hope," "feel," "foresee," "will likely result," "will continue," and variations thereof and similar expressions, identify forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties, and other factors that could, should potential events occur, cause actual results to differ materially from such statements. These risks, uncertainties, and other factors, which are described in more detail under Part I, Item 1A, under Risk Factors, and elsewhere herein and in other documents we file with the U.S. Securities and Exchange Commission (SEC), include but are not limited to:

- actual amount of new and renewal business, premium rates, underwriting margins, market acceptance of our products, and risks associated with the introduction of new products and services and entering new markets; the competitive environment in which we operate, including trends in pricing or in policy terms and conditions, which may differ from our projections and changes in market conditions that could render our business strategies ineffective or obsolete;

- losses arising out of natural or man-made catastrophes; actual loss experience from insured or reinsured events and the timing of claim payments; the uncertainties of the loss-reserving and claims-settlement processes, including the difficulties associated with assessing environmental damage and asbestos-related latent injuries, the impact of aggregate-policy-coverage limits, the impact of bankruptcy protection sought by various asbestos producers and other related businesses, and the timing of loss payments;

- changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; material differences between actual and expected assessments for guaranty funds and mandatory pooling arrangements; the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance;

- uncertainties relating to governmental, legislative and regulatory policies, developments, actions, investigations, and treaties; judicial decisions and rulings, new theories of liability, legal tactics, and settlement terms; the effects of data privacy or cyber laws or regulation; global political conditions and possible business disruption or economic contraction that may result from such events;

- severity of pandemics and related risks, and their effects on our business operations and claims activity, and any adverse impact to our insureds, brokers, agents, and employees; actual claims may exceed our best estimate of ultimate insurance losses incurred which could change including as a result of, among other things, the impact of legislative or regulatory actions taken in response to a pandemic;

- developments in global financial markets, including changes in interest rates, stock markets, and other financial markets; increased government involvement or intervention in the financial services industry; the cost and availability of financing, and foreign currency exchange rate fluctuations; changing rates of inflation; and other general economic and business conditions, including the depth and duration of potential recession;

- the availability of borrowings and letters of credit under our credit facilities; the adequacy of collateral supporting funded high deductible programs; the amount of dividends received from subsidiaries;

- changes to our assessment as to whether it is more likely than not that we will be required to sell, or have the intent to sell, available-for-sale fixed maturity investments before their anticipated recovery;

- actions that rating agencies may take from time to time, such as financial strength or credit ratings downgrades or placing these ratings on credit watch negative or the equivalent;

- the effects of public company bankruptcies and accounting restatements, as well as disclosures by and investigations of public companies relating to possible accounting irregularities, and other corporate governance issues;

- acquisitions made performing differently than expected, our failure to realize anticipated expense-related efficiencies or growth from acquisitions, the impact of acquisitions on our pre-existing organization, and risks and uncertainties relating to our outstanding purchases of additional interests in Huatai Insurance Group Co., Ltd. (Huatai Group);

- risks associated with being a Swiss corporation, including reduced flexibility with respect to certain aspects of capital management and the potential for additional regulatory burdens; share repurchase plans and share cancellations;

- loss of the services of any of our executive officers without suitable replacements being recruited in a reasonable time frame;

- the ability of our technology resources, including information systems and security, to perform as anticipated such as with respect to preventing material information technology failures or third-party infiltrations or hacking resulting in consequences adverse to Chubb or its customers or partners; the ability of our company to increase use of data analytics and technology as part of our business strategy and adapt to new technologies; and

- management's response to these factors and actual events (including, but not limited to, those described above).

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We operate through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. For more information on our segments refer to "Segment Information" under Item 1.

We have grown our business through increased premium volume, expansion of product offerings and geographic reach, and acquisitions of other companies. Refer to Note 2 to the Consolidated Financial Statements for our most recent acquisitions.

Our product and geographic diversification differentiate us from the vast majority of our competitors and has been a source of stability during periods of industry volatility. Our long-term business strategy focuses on sustained growth in book value achieved through a combination of underwriting and investment income. By doing so, we provide value to our clients and shareholders through use of our substantial capital base in the insurance and reinsurance markets.

We are organized along a profit center structure by line of business and territory that does not necessarily correspond to corporate legal entities. Profit centers can access various legal entities subject to licensing and other regulatory rules. Profit centers are expected to generate underwriting income and appropriate risk-adjusted returns. Our corporate structure has facilitated the development of management talent by giving each profit center's senior management team the necessary autonomy within underwriting authorities to make operating decisions and create products and coverages needed by its target customer base. We are focused on delivering underwriting profit by only writing policies which we believe adequately compensate us for the risk we accept.

Our insurance and reinsurance operations generate gross revenues from two principal sources: premiums and investment income. Cash flow is generated from premiums collected and investment income received less paid losses and loss expenses, policy acquisition costs, and administrative expenses. Invested assets are substantially held in liquid, investment grade fixed income securities of relatively short duration. Claims payments in any short-term period are highly unpredictable due to the random nature of loss events and the timing of claims awards or settlements. The value of investments held to pay future claims is subject to market forces such as the level of interest rates, stock market volatility, and credit events such as corporate defaults. The actual cost of claims is also volatile based on loss trends, inflation rates, court awards, and catastrophes. We believe that our cash balance, our highly liquid investments, credit facilities, and reinsurance protection provide sufficient liquidity to meet unforeseen claim demands that might occur in the year ahead. Refer to "Liquidity" and "Capital Resources" for additional information.

Critical Accounting Estimates

Our Consolidated Financial Statements include amounts that, either by their nature or due to requirements of generally accepted accounting principles in the U.S. (U.S. GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our Consolidated Financial Statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented. We believe the items that require the most subjective and complex estimates are:

- unpaid loss and loss expense reserves, including long-tail asbestos and environmental (A&E) reserves and non-A&E casualty exposures;

- future policy benefits reserves;

- the valuation of value of business acquired (VOBA);

- the assessment of risk transfer for certain structured insurance and reinsurance contracts;

- reinsurance recoverable, including a valuation allowance for uncollectible reinsurance;

- the valuation of our investment portfolio and assessment of valuation allowance for expected credit losses;

- the valuation of deferred income taxes; and

- the assessment of goodwill for impairment.

We believe our accounting policies for these items are of critical importance to our Consolidated Financial Statements. The following discussion provides more information regarding the estimates and assumptions required to arrive at these amounts and should be read in conjunction with the sections entitled: Prior Period Development, Asbestos and Environmental (A&E), Reinsurance Recoverable on Ceded Reinsurance, Investments, and Net Realized and Unrealized Gains (Losses).

Unpaid losses and loss expenses

As an insurance and reinsurance company, we are required by applicable laws and regulations and U.S. GAAP to establish loss and loss expense reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. At December 31, 2023, our gross unpaid loss and loss expense reserves were $80.1 billion and our net unpaid loss and loss expense reserves were $62.2 billion. With the exception of certain structured settlements, for which the timing and amount of future claim payments are reliably determinable, and certain reserves for unsettled claims, our loss reserves are not discounted for the time value of money. The net undiscounted reserves related to structured settlements and certain reserves for unsettled claims are immaterial.

The following table presents a roll-forward of our unpaid losses and loss expenses:

(in millions of U.S. dollars)	December 31, 2023 Gross Losses	December 31, 2023 Reinsurance Recoverable [1]	December 31, 2023 Net Losses	December 31, 2022 Gross Losses	December 31, 2022 Reinsurance Recoverable [1]	December 31, 2022 Net Losses
Balance, beginning of year	$ 75,747	$ 17,086	$ 58,661	$ 72,330	$ 16,132	$ 56,198
Losses and loss expenses incurred	31,346	7,246	24,100	29,424	6,852	22,572
Losses and loss expenses paid	(27,802)	(6,791)	(21,011)	(25,170)	(5,633)	(19,537)
Other (including foreign exchange translation)	—	(83)	83	(837)	(265)	(572)
Consolidation of Huatai	831	426	405	—	—	—
Balance, end of year	$ 80,122	$ 17,884	$ 62,238	$ 75,747	$ 17,086	$ 58,661

[1] Net of valuation allowance for uncollectible reinsurance.

The estimate of the liabilities includes provisions for claims that have been reported but are unpaid at the balance sheet date (case reserves) and for obligations on claims that have been incurred but not reported (IBNR) at the balance sheet date. IBNR may also include provisions to account for the possibility that reported claims may settle for amounts that differ from the established case reserves. Loss reserves also include an estimate of expenses associated with processing and settling unpaid claims (loss expenses). Our loss reserves comprise approximately 78 percent casualty-related business, which typically encompasses long-tail risks, and other risks where a high degree of judgment is required.

The process of establishing loss reserves for property and casualty claims can be complex and is subject to considerable uncertainty as it requires the use of informed estimates and judgments based on circumstances underlying the insured losses known at the date of accrual. For example, the reserves established for high excess casualty claims, asbestos and environmental claims, claims from major catastrophic events, or for our various product lines each require different assumptions and judgments to be made. The effects of recent heightened inflation create additional uncertainty, while climate change could, over time, add new uncertainties to the loss reserving process.

Necessary judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed, as new or improved methods are developed, or as laws change. Hence, ultimate loss payments may differ from the estimate of the ultimate liabilities made at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results adversely if our estimates increase or favorably if our estimates decrease. The potential for variation in loss reserve estimates is impacted by numerous factors. Reserve estimates for casualty lines are particularly uncertain given the lengthy reporting patterns and corresponding need for IBNR.

Case reserves for those claims reported by insureds or ceding companies to us prior to the balance sheet date and where we have sufficient information are determined by our claims personnel as appropriate based on the circumstances of the claim(s), standard claim handling practices, and professional judgment. Furthermore, for our Brandywine run-off operations and our assumed reinsurance operation, Global Reinsurance, we may adjust the case reserves as notified by the ceding company if the judgment of our respective claims department differs from that of the cedant.

With respect to IBNR reserves and those claims that have been incurred but not reported prior to the balance sheet date, there is, by definition, limited actual information to form the case reserve estimate and reliance is placed upon historical loss experience and actuarial methods to estimate the ultimate loss obligations and the corresponding amount of IBNR. IBNR reserve estimates are generally calculated by first projecting the ultimate amount of losses for a product line and subtracting paid losses and case reserves for reported claims. The judgments involved in projecting the ultimate losses may pertain to the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate. The estimate of the required IBNR reserve also requires judgment by actuaries and management to reflect the impact of more contemporary and subjective factors, both qualitative and quantitative. Among some of these factors that might be considered are changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to our insured parties.

Determining management's best estimate
Our recorded reserves represent management's best estimate of the provision for unpaid claims as of the balance sheet date, and establishing them involves a process that includes collaboration with various relevant parties in the company. For information on our reserving process, refer to Note 8 to the Consolidated Financial Statements.

Sensitivity to underlying assumptions
While we believe that our reserve for unpaid losses and loss expenses at December 31, 2023, is adequate, new information or emerging trends that differ from our assumptions may lead to future development of losses and loss expenses that is significantly greater or less than the recorded reserve, which could have a material effect on future operating results. As noted previously, our best estimate of required loss reserves for most portfolios is judgmentally selected for each origin year after considering the results from a number of reserving methods and is not a purely mechanical process. Therefore, it is difficult to convey, in a simple and quantitative manner, the impact that a change to a single assumption will have on our best estimate. In the examples below, we attempt to give an indication of the potential impact by isolating a single change for a specific reserving method that would be pertinent in establishing the best estimate for the product line described. We consider each of the following sensitivity analyses to represent a reasonably likely deviation in the underlying assumption.

North America Commercial P&C Insurance - Workers' Compensation
Given the long reporting and paid development patterns for workers' compensation business, the development factors used to project actual current losses to ultimate losses for our current exposure require considerable judgment that could be material to consolidated loss and loss expense reserves. Specifically, adjusting ground up ultimate losses by a one percentage point change in the tail factor (i.e., 1.04 changed to either 1.05 or 1.03) would cause a change of approximately $1.1 billion, either positive or negative, for the projected net loss and loss expense reserves. This represents an impact of about 10.7 percent relative to recorded net loss and loss expense reserves of approximately $10.2 billion.

North America Commercial P&C Insurance – Liability
As is the case for Workers' Compensation above, given the long reporting and paid development patterns, the development factors used to project actual current losses to ultimate losses for our current exposure require considerable judgment that could be material to consolidated loss and loss expense reserves. Specifically, for our main U.S. Excess/Umbrella portfolios, a five percentage point change in the tail factor (e.g., 1.10 changed to either 1.15 or 1.05) would cause a change of approximately $0.7 billion, either positive or negative, for the projected net loss and loss expense reserves. This represents an impact of about 18 percent relative to recorded net loss and loss expense reserves of approximately $3.9 billion for these portfolios.

The reserve portfolio for our Chubb Bermuda operations contains exposure to predominantly high excess liability coverage on an occurrence-first-reported basis (typically with attachment points in excess of $325 million and gross limits of up to $150 million) and D&O and other professional liability coverage on a claims-made basis (typically with attachment points in excess of $100 million and gross limits of up to $75 million). Due to the layer of exposure covered, the expected frequency for this book is very low. As a result of the low frequency/high severity nature of the book, a small difference in the actual vs. expected claim frequency, either positive or negative, could result in a material change to the projected ultimate loss if such change in claim frequency was related to a policy where significant limits were deployed.

North America Personal P&C Insurance
Due to the relatively short-tailed nature of many of the coverages involved (e.g., homeowners property damage), most of the incurred losses in Personal Lines are resolved within a few years of occurrence. As shown in our loss triangle disclosure, the vast majority (almost 95 percent) of Personal Lines net ultimate losses and allocated loss adjustment expenses are typically paid within five years of the accident date and almost 80 percent within two years. Even though there are significant reserves associated with some liability exposures such as personal excess/umbrella liability, our incurred loss triangle also shows a roughly consistent pattern of only relatively minor movements in incurred estimates over time by accident year especially after twenty-four months of maturity. While the liability exposures are subject to additional uncertainties from more protracted resolution times, the main drivers of volatility in the Personal Lines business are relatively short-term in nature and relate to things like natural catastrophes, non-catastrophe weather events, man-made risks, and individual large loss volatility from other fortuitous claim events.

North America Agricultural Insurance
Approximately 69 percent of the reserves for this segment are from the crop related lines, which all have short payout patterns, with the majority of the liabilities expected to be resolved in the ensuing twelve months. Claim reserves for our Multiple Peril Crop Insurance (MPCI) product are set on a case-by-case basis and our aggregate exposure is subject to state level risk sharing formulae as well as third-party reinsurance. The majority of the development risk arises out of the accuracy of case reserve estimates and the time needed for final crop conditions to be assessed. We do not view our Agriculture reserves as substantially influenced by the general assumptions and risks underlying more typical P&C reserve estimates.

Overseas General Insurance
Certain long-tail lines, such as casualty and financial lines, are particularly susceptible to changes in loss trend and claim inflation. Heightened perceptions of tort and settlement awards around the world can increase the demand for these products as well as contributing to the uncertainty in the reserving estimates. Our reserving methods rely on loss development patterns estimated from historical data and while we attempt to adjust such factors for known changes in the current tort environment, it is possible that such factors may not entirely reflect all recent trends in tort environments. For example, when applying the reported loss development method, the lengthening of our selected loss development patterns by six months would increase reserve estimates on long-tail casualty and financial lines for accident years 2021 and prior by approximately $556 million. This represents an impact of 12 percent relative to recorded net loss and loss expense reserves of approximately $4.6 billion.

Global Reinsurance

At December 31, 2023, net unpaid losses and loss expenses for the Global Reinsurance segment aggregated to $1.7 billion, consisting of $744 million of case reserves and $909 million of IBNR. In comparison, at December 31, 2022, net unpaid losses and loss expenses for the Global Reinsurance segment aggregated to $1.7 billion, consisting of $764 million of case reserves and $938 million of IBNR.

For our catastrophe business, we principally estimate unpaid losses and loss expenses on an event basis by considering various sources of information, including specific loss estimates reported by our cedants, ceding company and overall industry loss estimates reported by our brokers, and our internal data regarding reinsured exposures related to the geographical location of the event. Our internal data analysis enables us to establish catastrophe reserves for known events with more certainty at an earlier date than would be the case if we solely relied on reports from third parties to determine carried reserves.

For our casualty reinsurance business, we generally rely on ceding companies to report claims and then use that data as a key input to estimate unpaid losses and loss expenses. Due to the reliance on claims information reported by ceding companies, as well as other factors, the estimation of unpaid losses and loss expenses for assumed reinsurance includes certain risks and uncertainties that are unique relative to our direct insurance business. These include, but are not necessarily limited to, the following:

- The reported claims information could be inaccurate;
- Typically, a lag exists between the reporting of a loss event to a ceding company and its reporting to us as a reinsurance claim. The use of a broker to transmit financial information from a ceding company to us increases the reporting lag. Because most of our reinsurance business is produced by brokers, ceding companies generally first submit claim and other financial information to brokers, who then report the proportionate share of such information to each reinsurer of a particular treaty. The reporting lag generally results in a longer period of time between the date a claim is incurred and the date a claim is reported compared with direct insurance operations. Therefore, the risk of delayed recognition of loss reserve development is higher for assumed reinsurance than for direct insurance lines; and
- The historical claims data for a particular reinsurance contract can be limited relative to our insurance business in that there may be less historical information available. Further, for certain coverages or products, such as excess of loss contracts, there may be relatively few expected claims in a particular year so the actual number of claims may be susceptible to significant variability. In such cases, the actuary often relies on industry data from several recognized sources.

We mitigate the above risks in several ways. In addition to routine analytical reviews of ceding company reports to ensure reported claims information appears reasonable, we perform regular underwriting and claims audits of ceding companies to ensure reported claims information is accurate, complete, and timely. As appropriate, audit findings are used to adjust claims in the reserving process. We also use our knowledge of the historical development of losses from individual ceding companies to adjust the level of adequacy we believe exists in the reported ceded losses. If pricing a renewal contract, we compare data in the renewal submission to our financial data and investigate any discrepancies.

On occasion, there will be differences between our carried loss reserves and unearned premium reserves and the amount of loss reserves and unearned premium reserves reported by the ceding companies. This is due to the fact that we receive consistent and timely information from ceding companies only with respect to case reserves. For IBNR, we use historical experience and other statistical information, depending on the type of business, to estimate the ultimate loss. We estimate our unearned premium reserve by applying estimated earning patterns to net premiums written for each treaty based upon that treaty's coverage basis (i.e., risks attaching or losses occurring). At December 31, 2023, the case reserves, net of retrocessions, reported to us by our ceding companies approximated our recorded case reserves. Our policy is to post additional case reserves in addition to the amounts reported by our cedants when our evaluation of the ultimate value of a reported claim is different than the evaluation of that claim by our cedant.

Typically, there is inherent uncertainty around the length of paid and reported development patterns, especially for certain casualty lines such as excess workers' compensation or general liability, which may take decades to fully develop. This uncertainty is accentuated by the need to supplement client development patterns with industry development patterns due to the sometimes low statistical credibility of the data. The underlying source and selection of the final development patterns can thus have a significant impact on the selected ultimate net losses and loss expenses. For example, a 20 percent shortening or lengthening of the development patterns used for U.S. long-tail lines would cause the loss reserve estimate derived by the reported Bornhuetter-Ferguson method for these lines to change by approximately $185 million. This represents an impact of 23 percent relative to recorded net loss and loss expense reserves of approximately $815 million.

Corporate

Within Corporate, we have exposure to certain liability insurance and reinsurance lines that have been in run-off, generally, since 1994. Unpaid losses and loss expenses relating to this run-off business reside within the Brandywine Division. Most of the remaining unpaid loss and loss expense reserves for the run-off business relate to A&E as well as molestation claims.

The A&E liabilities principally relate to claims arising from bodily-injury claims related to asbestos products and remediation costs associated with hazardous waste sites. The estimation of our A&E liabilities is particularly sensitive to future changes in the legal, social, and economic environment. We have not assumed any such future changes in setting the value of our A&E liabilities, which include provisions for both reported and IBNR claims.

There are many complex variables that we consider when estimating the reserves for our inventory of asbestos accounts and these variables may directly impact the predicted outcome. We believe the most significant variables relating to our asbestos liabilities include the current legal environment; specific settlements that may be used as precedents to settle future claims; assumptions regarding trends with respect to claim severity and the frequency of higher severity claims; assumptions regarding the ability to allocate liability among defendants (including bankruptcy trusts) and other insurers; the ability of a claimant to bring a claim in a state in which they have no residency or exposure; the ability of a policyholder to claim the right to unaggregated coverage; whether high-level excess policies have the potential to be accessed given the policyholder's claim trends and liability situation; payments to unimpaired claimants; and the potential liability of peripheral defendants. Based on the policies, the facts, the law, and a careful analysis of the impact that these factors will likely have on any given account, we estimate the potential liability for indemnity, policyholder defense costs, and coverage litigation expense.

The results in asbestos cases announced by other carriers or defendants may well have little or no relevance to us because coverage exposures are highly dependent upon the specific facts of individual coverage and resolution status of disputes among carriers, policyholders, and claimants.

Chubb's exposure to molestation claims principally arises out of liabilities acquired when it purchased CIGNA's P&C business in 1999 and Chubb Corp in 2016. The vast majority of the current liability relates to exposure from recently enacted "reviver" legislation in certain states that allow civil claims relating to molestation to be asserted against policyholders that would otherwise be barred by statutes of limitations.

For additional information refer to the "Asbestos and Environmental (A&E)" section and to Note 8 to the Consolidated Financial Statements.

Future policy benefits

Chubb issues contracts that are classified as long-duration, which generally cover accident and supplemental health (A&H) products; term, credit, and whole life products (both participating and non-participating); endowment products; and annuities. Accordingly, Chubb establishes a liability for future policy benefits (FPBL) which comprises the present value of estimated future policy benefits to be paid along with certain related expenses, less the present value of estimated future net premiums to be collected. For traditional and limited-payment life insurance contracts, the FPBL is established using a net premium valuation methodology, such that expected policyholder benefit payments are accrued in proportion to premium revenue recognized. Under the net premium methodology, a net premium ratio (NPR) is calculated which requires assumptions on the future cash flow impact of numerous factors including mortality, morbidity, persistency, policyholder behavior, discount rates, and unpaid loss adjustment expenses. We have elected to use unpaid loss adjustment expense assumptions that are locked in at contract inception and are not subsequently reviewed or updated. Except for these expenses, assumptions are regularly reviewed.

The following sections discuss the determination of assumptions that management believes to be critical accounting estimates, which depend on the application of significant, subjective, and complex judgments.

Determining management's best estimates

For traditional and limited-payment long-duration contracts, actuarial assumptions on mortality, morbidity, persistency, and policyholder behavior represent management's long-term best estimates. These best estimate assumptions are generally based on our experience, industry experience, or other factors if there is not sufficient credibility. In establishing best estimate assumptions, we take into consideration the prospective impact of experience deterioration, product changes, distribution changes, and other relevant environmental changes which could result in differences from historically observed experience. Generally, we do not expect trends to change significantly in the short term and, to the extent trends may change, we expect the change to be gradual over the long term. Best estimate assumptions are reviewed and updated at least annually, and may be updated in interim periods if we observe a material change indicative of a long-term trend. Changes to best estimate assumptions impact expected future cash flows and result in a remeasurement of the FPBL. The FPBL is also remeasured to account for differences between expected and actual experience on mortality, morbidity, and persistency. All such remeasurements are reflected in Policy benefits in the Consolidated statements of operations in the period in which best estimate assumptions were updated.

The discount rates used to calculate the net premium ratio are locked in at policy inception, and serve as the basis to recognize interest expense for the life of the policy. Discount rates used to measure the carrying value of the FPBL are updated quarterly, and the differences between the liability balances calculated using the locked-in discount rates and the updated discount rates are recognized in Other comprehensive income (OCI). The discount rate methodology is designed to prioritize observable inputs based on market data available in the local debt markets where the respective policies were issued in the currency in which the policies are denominated. For the discount rates applicable to tenors for which the single-A debt market is not liquid or there is little or no observable market data, we use various estimation techniques, which include, but are not limited to: (i) for tenors where there is less observable market data and/or the observable market data is available for similar instruments, estimating tenor-specific single-A credit spreads and applying them to risk-free government rates; (ii) for tenors where there is very limited or no observable single-A or similar market data, interpolation and extrapolation techniques.

Deferred profit liabilities
Reserves for limited-payment contracts, under which benefits extend beyond the period of premium collection, also include a deferred profit liability (DPL) that represents gross premiums received in excess of expected net premiums. The amortization of DPL is included in Policy benefits on the Consolidated statements of operations, and is in relation to either the discounted amount of insurance in force for life insurance, or expected benefit payments for annuity contracts. The DPL is subject to the same best estimate assumptions used to determine future policy benefits reserves, however, there is no remeasurement of the DPL using then-current discount rates.

Sensitivities to underlying assumptions
At December 31, 2023, our liability for future policy benefits was $13.9 billion. While we believe that our future policy benefits reserves are appropriate at December 31, 2023, new information or emerging trends that impact best estimate assumptions may have a material effect on the FPBL and future operating results.

In the table below, we give an indication of the potential impact on operating results from a hypothetical change in a single assumption; we do not consider a simultaneous change in a combination of assumptions. Additionally, the table assumes a parallel global shift in best estimate assumptions; however, these may be non-parallel in practice. While we consider each of the following assumption changes to represent a reasonably likely deviation, actual development may be materially different. Further, changes in best estimate assumptions could result in impacts to the Consolidated Financial Statements that are in excess of the amounts illustrated.

The following table shows the increase or (decrease) of the FPBL as a result of changes in various best estimate assumptions:

Liability for Future Policy Benefits						Life Insurance
(in millions of U.S. dollars)		Term Life	Whole Life	A&H	Other	Total
Discount rate						
+100 basis points	(increase)/decrease in OCI	$ (26)	$ (1,369)	$ (314)	$ (53)	$ (1,762)
- 100 basis points	(increase)/decrease in OCI	27	1,454	346	56	1,883
Mortality						
+10%	(increase)/decrease in net income	14	12	2	—	28
- 10%	(increase)/decrease in net income	(13)	(12)	3	—	(22)
Morbidity						
+10%	(increase)/decrease in net income	1	6	155	—	162
- 10%	(increase)/decrease in net income	(1)	(7)	(145)	—	(153)
Persistency						
+10%	(increase)/decrease in net income	(2)	(3)	(5)	—	(10)
- 10%	(increase)/decrease in net income	1	3	8	1	13

Valuation of value of business acquired (VOBA) and amortization of VOBA

As part of the acquisition of businesses that sell long-duration contracts, such as life products, we established an intangible asset related to VOBA, which represents the estimated fair value of the future profits of the in-force long duration contracts. The valuation of VOBA at the time of acquisition is derived from similar assumptions to those used to establish the associated future policy benefits reserves, including mortality, morbidity, persistency, investment yields, expenses, and the discount rate. The most significant input in this calculation is the discount rate used to arrive at the present value of the net cash flows. We amortize the VOBA as a component of Policy acquisition costs in the Consolidated statements of operations in relation to the profit emergence of the underlying contracts, which is generally in proportion to premium revenue recognized based upon the same assumptions used at the time of the acquisition.

At least annually, a review is performed of the recoverability of the VOBA asset using a premium deficiency test to ensure that the unamortized portion does not exceed the expected recoverable amounts. If it is determined that the premium margins or gross profits are less than the unamortized balance, then the asset will be adjusted downward with the adjustment recorded as an expense in the current period. Unrecoverable costs are expensed in the period identified.

Risk transfer

In the ordinary course of business, we both purchase (or cede) and sell (or assume) reinsurance protection. We discontinued the purchase of all finite risk reinsurance contracts, as a matter of policy, in 2002. For both ceded and assumed reinsurance, risk transfer requirements must be met in order to use reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premiums and losses. If risk transfer requirements are not met, a contract is to be accounted for as a deposit, typically resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. We also apply similar risk transfer requirements to determine whether certain commercial insurance contracts should be accounted for as insurance or a deposit. Contracts that include fixed premium (i.e., premium not subject to adjustment based on loss experience under the contract) for fixed coverage generally transfer risk and do not require judgment.

Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience, and relatively low policy limits, as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must demonstrate that a significant loss is reasonably possible. We use various tests to accomplish this, one of which is the ratio of the net present value of losses and commissions divided by the net present value of premiums equals or exceeds 110 percent with at least a 10 percent probability. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer's risk of loss varies with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.

To ensure risk transfer requirements are routinely assessed, qualitative and quantitative risk transfer analyses and memoranda supporting risk transfer are developed by underwriters for all structured products. We have established protocols for all products that include criteria triggering a risk transfer review of the contract prior to binding. If any criterion is triggered, a contract must be reviewed by a committee established by each of our segments with reporting oversight, including peer review, from our global Structured Transaction Review Committee.

With respect to ceded reinsurance, we entered into a few multi-year excess of loss retrospectively-rated contracts, principally in 2002. These contracts primarily provided severity protection for specific product divisions. Because traditional one-year reinsurance coverage had become relatively costly, these contracts were generally entered into in order to secure a more cost-effective reinsurance program. All of these contracts transferred risk and were accounted for as reinsurance. In addition, we maintain a few aggregate excess of loss reinsurance contracts that were principally entered into prior to 2003, such as the National Indemnity Company (NICO) contracts referred to in the section entitled, "Asbestos and Environmental (A&E)". We have not purchased any other retroactive ceded reinsurance contracts since 1999.

With respect to assumed reinsurance and insurance contracts, products giving rise to judgments regarding risk transfer were primarily sold by our financial solutions business. Although we have significantly curtailed writing financial solutions business, several contracts remain in-force and principally include multi-year retrospectively-rated contracts and loss portfolio transfers. Because transfer of insurance risk is generally a primary client motivation for purchasing these products, relatively few insurance and reinsurance contracts have historically been written for which we concluded that risk transfer criteria had not been met. For certain insurance contracts that have been reported as deposits, the insured desired to self-insure a risk but was required, legally or otherwise, to purchase insurance so that claimants would be protected by a licensed insurance company in the event of non-payment from the insured.

Reinsurance recoverable

Reinsurance recoverable includes balances due to us from reinsurance companies for paid and unpaid losses and loss expenses and is presented net of a valuation allowance for uncollectible reinsurance. The valuation allowance for uncollectible reinsurance is determined based upon a review of the financial condition of the reinsurers and other factors. Ceded reinsurance contracts do not relieve our primary obligation to our policyholders. Consequently, an exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable or unwilling to meet its obligations or disputes the liabilities assumed under the reinsurance contracts. We determine the reinsurance recoverable on unpaid losses and loss expenses using actuarial estimates as well as a determination of our ability to cede unpaid losses and loss expenses under existing reinsurance contracts.

The recognition of a reinsurance recoverable asset requires two key judgments. The first judgment involves our estimation based on the amount of gross reserves and the percentage of that amount which may be ceded to reinsurers. Ceded IBNR, which is a major component of the reinsurance recoverable on unpaid losses and loss expenses, is generally developed as part of our loss reserving process and, consequently, its estimation is subject to similar risks and uncertainties as the estimation of gross IBNR (refer to "Critical Accounting Estimates – Unpaid losses and loss expenses"). The second judgment involves our estimate of the amount of the reinsurance recoverable balance that we may ultimately be unable to recover from reinsurers due to insolvency, contractual dispute, or for other reasons. Estimated uncollectible amounts are reflected in a valuation allowance that reduces the reinsurance recoverable asset and, in turn, shareholders' equity. Changes in the valuation allowance for uncollectible reinsurance are reflected in net income.

Although the obligation of individual reinsurers to pay their reinsurance obligations is based on specific contract provisions, the collectability of such amounts requires estimation by management. The majority of the recoverable balance will not be due for collection until sometime in the future, and the duration of our recoverables may be longer than the duration of our direct exposures. Over this period of time, economic conditions and operational performance of a particular reinsurer may impact their ability to meet these obligations and while they may continue to acknowledge their contractual obligation to do so, they may not have the financial resources or willingness to fully meet their obligation to us.

To estimate the valuation allowance for uncollectible reinsurance, the reinsurance recoverable must first be determined for each reinsurer. This determination is based on a process rather than an estimate, although an element of judgment must be applied. As part of the process, ceded IBNR is allocated to reinsurance contracts because ceded IBNR is not generally calculated on a contract by contract basis. The allocations are generally based on premiums ceded under reinsurance contracts, adjusted for actual loss experience and historical relationships between gross and ceded losses. If actual premium and loss experience vary materially from historical experience, the allocation of reinsurance recoverable by reinsurer will be reviewed and may change. While such change is unlikely to result in a large percentage change in the valuation allowance for uncollectible reinsurance, it could, nevertheless, have a material effect on our net income in the period recorded.

Generally, we use a default analysis to estimate uncollectible reinsurance. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral, and forward looking default factors used to estimate the probability that the reinsurer may be unable to meet its future obligations in full. The definition of collateral for this purpose requires some judgment and is generally limited to assets held in a Chubb-only beneficiary trust, letters of credit, and liabilities held by us with the same legal entity for which we believe there is a right of offset. We do not currently include multi-beneficiary trusts. However, we have several reinsurers that have established multi-beneficiary trusts for which certain of our companies are beneficiaries. The determination of the default factor is principally based on the financial strength rating of the reinsurer and a corresponding default factor applicable to the financial strength rating. Default factors require considerable judgment and are determined using the current financial strength rating, or rating equivalent, of each reinsurer as well as other key considerations and assumptions. Significant considerations and assumptions include, but are not necessarily limited to, the following:

- For reinsurers that maintain a financial strength rating from a major rating agency, and for which recoverable balances are considered representative of the larger population (i.e., default probabilities are consistent with similarly rated reinsurers and payment durations conform to averages), the judgment exercised by management to determine the valuation allowance for uncollectible reinsurance of each reinsurer is typically limited because the financial rating is based on a published source and the default factor we apply is based on a historical default factor of a major rating agency applicable to the particular rating class. Default factors applied for financial ratings of AAA, AA, A, BBB, BB, B, and CCC, are 0.8 percent, 1.2 percent, 1.7 percent, 4.9 percent, 19.6 percent, 34.0 percent, and 62.2 percent, respectively. Because our model is predicated on the historical default factors of a major rating agency, we do not generally consider alternative factors. However, when a recoverable is expected to be paid in a brief period of time by a highly-rated reinsurer, such as certain property catastrophe claims, a default factor may not be applied;

- For balances recoverable from reinsurers that are both unrated by a major rating agency and for which management is unable to determine a credible rating equivalent based on a parent or affiliated company, we may determine a rating equivalent based on our analysis of the reinsurer that considers an assessment of the creditworthiness of the particular entity, industry benchmarks, or other factors as considered appropriate. We then apply the applicable default factor for that rating class. For balances recoverable from unrated reinsurers for which our ceded reserve is below a certain threshold, we generally apply a default factor of 34.0 percent;

- For balances recoverable from reinsurers that are either insolvent or under regulatory supervision, we establish a default factor and resulting valuation allowance for uncollectible reinsurance based on specific facts and circumstances surrounding each company. Upon initial notification of an insolvency, we generally recognize expense for a substantial portion of all balances outstanding, net of collateral, through a combination of write-offs of recoverable balances and increases to the valuation allowance for uncollectible reinsurance. When regulatory action is taken on a reinsurer, we generally recognize a default factor by estimating an expected recovery on all balances outstanding, net of collateral. When sufficient credible information becomes available, we adjust the valuation allowance for uncollectible reinsurance by establishing a default factor pursuant to information received; and

- For captives and other recoverables, management determines the valuation allowance for uncollectible reinsurance based on the specific facts and circumstances.

The following table summarizes reinsurance recoverables and the valuation allowance for uncollectible reinsurance for each type of recoverable balance at December 31, 2023:

(in millions of U.S. dollars)	Gross Reinsurance Recoverable on Losses and Loss Expenses		Recoverables (net of Usable Collateral)		Valuation allowance for Uncollectible Reinsurance [1]	
Type						
Reinsurers with credit ratings	$	16,035	$	13,961	$	156
Reinsurers not rated		311		221		74
Reinsurers under supervision and insolvent reinsurers		101		100		35
Captives		2,653		420		16
Other, including structured settlements and pools		1,219		1,191		86
Total	$	20,319	$	15,893	$	367

[1] The valuation allowance for uncollectible reinsurance is based on a default analysis applied to gross reinsurance recoverables, net of approximately $4.4 billion of collateral at December 31, 2023.

At December 31, 2023, the use of different assumptions within our approach could have a material effect on the valuation allowance for uncollectible reinsurance. To the extent the creditworthiness of our reinsurers was to deteriorate due to an adverse event affecting the reinsurance industry, such as a large number of major catastrophes, actual uncollectible amounts could be significantly greater than our valuation allowance for uncollectible reinsurance. Such an event could have a material adverse effect on our financial condition, results of operations, and our liquidity. Given the various considerations used to estimate our uncollectible valuation allowance, we cannot precisely quantify the effect a specific industry event may have on the valuation allowance for uncollectible reinsurance. However, based on the composition (particularly the average credit quality) of the reinsurance recoverable balance at December 31, 2023, we estimate that a ratings downgrade of one notch for all rated reinsurers (e.g., from A to A- or A- to BBB+) could increase our valuation allowance for uncollectible reinsurance by approximately $97 million or approximately 0.5 percent of the gross reinsurance recoverable balance, assuming no other changes relevant to the calculation. While a ratings downgrade would result in an increase in our valuation allowance for uncollectible reinsurance and a charge to earnings in that period, a downgrade in and of itself does not imply that we will be unable to collect all of the ceded reinsurance recoverable from the reinsurers in question. Refer to Note 5 to the Consolidated Financial Statements, under item 8, for additional information.

Fair value measurements
Accounting guidance defines fair value as the price to sell an asset or transfer a liability (an exit price) in an orderly transaction between market participants and establishes a three-level valuation hierarchy based on the reliability of the inputs. The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1 inputs) and the lowest priority to unobservable data (Level 3 inputs). Level 2 includes inputs, other than quoted prices within Level 1, that are observable for assets or liabilities either directly or indirectly. Refer to Note 4 and Note 17 to the Consolidated Financial Statements, under item 8, for information on our fair value measurements.

Assessment of investment portfolio credit losses
Each quarter, we evaluate expected credit losses (ECL) for fixed maturity securities classified as available-for-sale. Because our investment portfolio is the largest component of consolidated assets, ECL could be material to our financial condition and results of operations. Refer to Notes 1 f) and 3 to the Consolidated Financial Statements, under item 8, for more information.

Deferred income taxes
At December 31, 2023, the Consolidated balance sheet reflects a deferred tax asset of $1.74 billion and a deferred tax liability of $1.56 billion. Our deferred tax assets and liabilities primarily result from temporary differences between the amounts recorded in our Consolidated Financial Statements and the tax basis of our assets and liabilities. We determine deferred tax assets and liabilities separately for each tax-paying component (an individual entity or group of entities that is consolidated for tax purposes) in each tax jurisdiction. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. There may be changes in tax laws in a number of countries where we transact business that impact our deferred tax assets and liabilities. At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. The determination of the need for a valuation allowance is based on all available information including projections of future taxable income, principally derived from business plans and where appropriate available tax planning strategies. Projections of future taxable income incorporate assumptions of future business and operations that are apt to differ from actual experience. If our assumptions and estimates that resulted in our forecast of future taxable income prove to be incorrect, an additional valuation allowance could become necessary, which could have a material adverse effect on our financial condition, results of operations, and liquidity. At December 31, 2023, the valuation allowance of $716 million reflects management's assessment that it is more likely than not that a portion of the deferred tax assets will not be realized due to the inability of certain subsidiaries to generate sufficient taxable income.

Goodwill impairment assessment
Goodwill, which represents the excess of acquisition cost over the estimated fair value of net assets acquired, was $19.7 billion and $16.2 billion at December 31, 2023 and 2022, respectively. During 2023, our Goodwill balance increased, primarily reflecting the consolidation of Huatai Group, which added $3.4 billion. Goodwill is assigned to applicable reporting units of acquired entities at the time of acquisition. Our reporting units are the same as our reportable segments. For Goodwill balances by reporting units, refer to Note 7 to the Consolidated Financial Statements, under item 8. Goodwill is not amortized but is subject to a periodic evaluation for impairment at least annually, or earlier if there are any indications of possible impairment. Impairment is tested at the reporting unit level. The impairment evaluation first uses a qualitative assessment to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of a reporting unit is greater than its carrying amount. If a reporting unit fails this qualitative assessment, a single quantitative analysis is used to measure and

record the amount of the impairment. In assessing the fair value of a reporting unit, we make assumptions and estimates about the profitability attributable to our reporting units, including:

- short-term and long-term growth rates; and
- estimated cost of equity and changes in long-term risk-free interest rates.

If our assumptions and estimates made in assessing the fair value of acquired entities change, we could be required to write-down the carrying value of Goodwill which could be material to our results of operations in the period the charge is taken. Based on our impairment testing for 2023, we determined no impairment was required and none of our reporting units were at risk for impairment.

Consolidated Operating Results – Years Ended December 31, 2023, 2022, and 2021

| | | | | % Change | |
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Net premiums written	$ **47,361**	$ 41,720	$ 37,827	13.5 %	10.3 %
Net premiums written - constant dollars [(1)]				13.5 %	13.0 %
Net premiums earned	**45,712**	40,360	36,292	13.3 %	11.2 %
Net investment income	**4,937**	3,742	3,456	31.9 %	8.3 %
Net realized gains (losses)	**(607)**	(1,085)	1,030	(44.0)%	NM
Market risk benefits gains (losses)	**(307)**	80	91	NM	(12.0)%
Total revenues	**49,735**	43,097	40,869	15.4 %	5.5 %
Losses and loss expenses	**24,100**	22,572	21,030	6.8 %	7.3 %
Policy benefits	**3,628**	2,314	1,740	56.8 %	33.0 %
Policy acquisition costs	**8,259**	7,339	6,758	12.5 %	8.6 %
Administrative expenses	**4,007**	3,395	3,135	18.0 %	8.3 %
Interest expense	**672**	570	492	18.0 %	15.9 %
Other (income) expense	**(836)**	89	(2,367)	NM	NM
Amortization of purchased intangibles	**310**	285	287	8.7 %	(0.7)%
Cigna integration expenses	**69**	48	—	43.5 %	NM
Total expenses	**40,209**	36,612	31,075	9.8 %	17.8 %
Income before income tax	**9,526**	6,485	9,794	46.9 %	(33.8)%
Income tax expense	**511**	1,239	1,269	(58.8)%	(2.3)%
Net income	**9,015**	5,246	8,525	71.9 %	(38.5)%
Net loss attributable to noncontrolling interests	**(13)**	—	—	NM	NM
Net income attributable to Chubb	$ **9,028**	$ 5,246	$ 8,525	72.1 %	(38.5)%

NM - not meaningful

[(1)] On a constant-dollar basis. Amounts are calculated by translating prior period results using the same local currency exchange rates as the comparable current period.

Financial Highlights for the Year Ended December 31, 2023

- On July 1, 2023, Chubb acquired a majority controlling interest in its investment in Huatai Group, discontinued the equity method of accounting, and applied consolidation accounting. Chubb's investment in Huatai Group was approximately 76.5 percent as of December 31, 2023. Business activity for, and the financial position of, Huatai Group is reported at 100 percent on the Consolidated Financial Statements. The relevant amounts attributable to investors other than Chubb are reflected under Noncontrolling interests, Net income (loss) attributable to noncontrolling interests, and Comprehensive income (loss) attributable to noncontrolling interests on the Consolidated Financial Statements. Refer to Note 2 to the Consolidated Financial Statements for additional information.

- Net income attributable to Chubb was a record $9.0 billion compared with $5.2 billion in 2022. Net income in 2023 was driven by strong underwriting results, including growth in net premiums earned, and record net investment income. Net income in 2023 also includes the one-time deferred tax benefit of $1.1 billion, reflecting the transition provisions related to the enactment of Bermuda's new income tax law (tax benefit). In connection with the tax benefit, we elected to step up the tax basis for assets in Bermuda to fair value resulting in the one-time deferred tax benefit.

- Consolidated net premiums written were $47.4 billion, up 13.5 percent. P&C net premiums written increased 9.9 percent, with commercial lines and consumer lines up 8.6 percent and 13.8 percent, respectively. Life Insurance segment net premiums written increased 51.5 percent, driven substantially by the acquisition of Cigna's Asian business on July 1, 2022 and consolidation of Huatai on July 1, 2023. The consolidation of Huatai Group added 1.5 percentage points, 1.0 percentage points, and 7.3 percentage points to consolidated, P&C, and Life insurance net premiums written growth, respectively.

- Consolidated net premiums earned were $45.7 billion, up 13.3 percent, or 13.1 percent in constant dollars. The consolidation of Huatai Group added 1.7 percentage points to consolidated net premiums earned growth.

- Total pre-tax and after-tax catastrophe losses, net of reinsurance and including reinstatement premiums, were $1.8 billion (4.5 percentage points of the P&C combined ratio) and $1.5 billion, respectively, compared with $2.2 billion (5.9 percentage points of the P&C combined ratio) and $1.8 billion, respectively, in 2022.

- Total pre-tax and after-tax favorable prior period development were $773 million (1.9 percentage points of the P&C combined ratio) and $604 million, respectively, including pre-tax adverse development of $149 million related to legacy asbestos and environmental exposures, and $49 million for molestation claims. Excluding the adverse development we had pre-tax favorable development of $971 million, with 5 percent in long-tail lines, and 95 percent in short-tail lines. This compares with $876 million (2.5 percentage points of the P&C combined ratio) and $729 million, respectively, in 2022.

- The P&C combined ratio was 86.5 percent compared with 87.6 percent in 2022. The current year ratio improved primarily due to lower catastrophe losses, partially offset by lower favorable prior period development. The P&C current accident year (CAY) combined ratio excluding catastrophe losses was 83.9 percent compared with 84.2 percent in 2022.

- Net investment income was a record $4.9 billion compared with $3.7 billion in 2022, primarily due to higher reinvestment rates on fixed maturities.

- Net loss attributable to noncontrolling interests of $13 million reflects segment income that was more than offset by realized losses principally from mark-to-market movement in Huatai's investment portfolio.

- Operating cash flow was a record $12.6 billion compared with $11.3 billion in 2022.

- Chubb shareholders' equity increased $9.0 billion in 2023, primarily from net income attributable to Chubb of $9.0 billion and net unrealized gains on investments of $3.1 billion after-tax, partially offset by total capital returned to shareholders of $3.9 billion. Total capital returned to shareholders comprises share repurchases of $2.5 billion, at an average purchase price of $209.52 per share, and dividends of $1.4 billion. Relative to our share repurchase program, our Board of Directors approved a new program of up to $5 billion with no expiration date, effective July 1, 2023.

- Effective January 1, 2023, we adopted the Long-Duration Targeted Improvements (LDTI) U.S. GAAP guidance, which principally impacted the Life Insurance segment. Financial data for the prior reporting periods in this report are adjusted, as

applicable, and are presented in accordance with the new guidance. The impact of this adoption to 2022 and 2021 results was immaterial.

Outlook

2023 was an exceptional year reflecting double-digit premium growth, a P&C combined ratio of 86.5 percent, and record net investment income. Relative to our Major Accounts business, growth in the fourth quarter was adversely impacted by about $125 million of lower premium from underwriting actions we planned for, and took in, a segment of our primary and excess casualty business. One half of the reduction in premium was the result of increased client retentions with the balance due to lost business. For clarity, these actions are expected to contribute to future growth in underwriting income.

Regarding future North America commercial growth given current market conditions and our capabilities across all segments of commercial P&C, including large accounts, E&S and middle market, we fully expect to return to more robust growth beginning with the first quarter of 2024.

Overall, we had another record-setting year and we are well positioned to continue producing outstanding results going forward.

Net Premiums Written

				% Change		
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021	C$ 2023 vs. 2022
Property and other short-tail lines	**$ 8,414**	$ 7,195	$ 6,425	16.9 %	12.0 %	17.5 %
Commercial casualty	**8,291**	7,715	6,994	7.5 %	10.3 %	7.8 %
Financial lines	**5,069**	5,070	5,067	—	—	0.3 %
Workers' compensation	**2,239**	2,164	2,130	3.5 %	1.6 %	3.5 %
Commercial multiple peril (1)	**1,492**	1,311	1,193	13.7 %	10.0 %	13.7 %
Surety	**691**	622	572	11.0 %	8.6 %	9.6 %
Total Commercial P&C lines	**26,196**	24,077	22,381	8.8 %	7.6 %	9.1 %
Agriculture	**3,188**	2,907	2,388	9.7 %	21.7 %	9.7 %
Personal homeowners	**4,429**	3,901	3,719	13.6 %	4.9 %	13.9 %
Personal automobile	**1,991**	1,631	1,525	22.1 %	6.9 %	16.9 %
Personal other	**1,929**	1,817	1,825	6.1 %	(0.4)%	6.2 %
Total Personal lines	**8,349**	7,349	7,069	13.6 %	4.0 %	12.7 %
Global A&H - P&C	**3,145**	2,836	2,680	10.9 %	5.8 %	10.9 %
Reinsurance lines	**1,018**	943	873	8.0 %	8.0 %	8.2 %
Total Property and Casualty lines	**41,896**	38,112	35,391	9.9 %	7.7 %	9.9 %
Life Insurance	**5,465**	3,608	2,436	51.5 %	48.1 %	50.9 %
Total consolidated	**$ 47,361**	$ 41,720	$ 37,827	13.5 %	10.3 %	13.5 %

(1) Commercial multiple peril represents retail package business (property and general liability).

The increase in consolidated net premiums written in 2023 principally reflects growth across most product lines driven by strong premium retention, including rate and exposure increases, and strong new business. The increase also reflects contributions from the acquisition of Cigna's business in Asia on July 1, 2022, and the consolidation of Huatai Group on July 1, 2023. The consolidation of Huatai Group added 1.5 percentage points to consolidated net premiums written growth.

- Property and other short-tail lines grew globally due to strong new business, including rate and exposure increases.
- Commercial casualty grew in all regions globally, principally in North America and Europe, driven by strong premium retention, including both rate and exposure increases, and strong new business. Growth was partially offset by the unfavorable impact of planned corrective underwriting actions in North America in the fourth quarter of 2023.

- Commercial multiple peril increased due to strong premium retention, including both rate and exposure increases, and strong new business in North America.
- Surety growth reflects strong new business in North America.
- Agriculture growth reflects lower premium cessions to the U.S. government of $386 million due to higher losses experienced in certain states in 2023 and strong new business in Chubb Agribusiness.
- Personal lines grew principally in North America and Latin America, with growth strongest in homeowners. Growth was driven by rate and exposure increases.
- Global A&H – P&C increased primarily due to the acquisition of Cigna's business in Asia; and higher new business and increased consumer activity, including higher travel volume, in Europe, and Latin America.
- Reinsurance lines growth reflects continued growth in the portfolio, mainly in property lines, partially offset by the impact of catastrophe reinstatement premiums recognized in 2022.
- Life Insurance increased primarily due to the acquisition of Cigna's business in Asia in the third quarter of 2022, the consolidation of Huatai Group in the third quarter of 2023, and underlying growth in existing business in Latin America and Asia. The consolidation of Huatai Group contributed $265 million, or 7.3 percentage points to growth.

For additional information on net premiums written, refer to the segment results discussions.

Net Premiums Earned

Net premiums earned for short-duration contracts, typically P&C contracts, generally reflect the portion of net premiums written that was recorded as revenues for the period as the exposure periods expire. Net premiums earned for long-duration contracts, typically traditional life contracts, generally are recognized as earned when due from policyholders. Net premiums earned increased $5.4 billion, up 13.3 percent, or 13.1 percent in constant dollars in 2023. P&C net premiums earned increased 9.4 percent, comprising growth in commercial and consumer lines of 8.8 percent and 11.1 percent, respectively.

Catastrophe Losses and Prior Period Development

We generally define catastrophe loss events consistent with the definition of the Property Claims Service (PCS) for events in the U.S. and Canada. PCS defines a catastrophe as an event that causes damage of $25 million or more in insured losses and affects a significant number of insureds. For events outside of the U.S. and Canada, we generally use a similar definition. Catastrophe losses are net of reinsurance and include reinstatement premiums, which are additional premiums paid on certain reinsurance agreements in order to reinstate coverage that had been exhausted by loss occurrences. The reinstatement premium amount is typically a pro rata portion of the original ceded premium paid based on how much of the reinsurance limit had been exhausted.

Prior period development (PPD) arises from changes to loss estimates recognized in the current year that relate to loss events that occurred in previous calendar years and excludes the effect of losses from the development of earned premium from previous accident years. PPD includes adjustments relating to either profit commission reserves or policyholder dividend reserves based on actual claim experience that develops after the policy period ends. The expense adjustments correlate to the prior period loss development on these same policies.

Refer to the Non-GAAP Reconciliation section for further information on reinstatement premiums on catastrophe losses and adjustments to prior period development.

(in millions of U.S. dollars)	2023	2022	2021
Net catastrophe losses	$ 1,828	$ 2,182	$ 2,401
Favorable prior period development	$ 773	$ 876	$ 926

Catastrophe losses were primarily from the following events:
- 2023: Severe weather-related events in the U.S. and internationally, Hawaii wildfires, and New Zealand storms.
- 2022: Hurricane Ian losses of $975 million, winter storm Elliott losses of $400 million, severe weather-related events in the U.S. and internationally, Australia storms, and Colorado wildfires.
- 2021: Hurricane Ida losses of $834 million, winter storm losses in the U.S., flooding in Europe, and other severe weather-related events in the U.S. and internationally.

Pre-tax net favorable prior period development for 2023 was $773 million, including adverse development of $149 million related to legacy asbestos and environmental exposures and $49 million for molestation claims. The remaining net favorable development of $971 million primarily comprises 5 percent in long-tail lines, principally from accident years 2013 through 2018, and 95 percent in short-tail lines, mainly in property, A&H, and surety lines.

Pre-tax net favorable prior period development for 2022 was $876 million, including adverse development of $155 million for molestation claims, primarily reviver statute-related, and $113 million related to legacy asbestos and environmental exposures. The remaining favorable development of $1,144 million primarily comprises 18 percent in long-tail lines, principally from accident years 2011 through 2017, and 82 percent in short-tail lines, mainly in property and A&H lines.

Pre-tax net favorable prior period development for 2021 was $926 million, including adverse development of $443 million for molestation claims, of which $375 million was related to the pending Boy Scouts of America settlement in the fourth quarter, and $83 million related to legacy A&E exposures. The remaining favorable development of $1,452 million, including favorable development of $430 million for COVID-related claims, primarily comprises 39 percent in long-tail lines, principally from accident years 2020 and 2017 and prior, and 61 percent in short-tail lines, mainly in homeowners, accident and health, property, and surety lines.

Refer to the Prior Period Development section in Note 8 to the Consolidated Financial Statements for additional information.

P&C Combined Ratio
In evaluating our segments excluding Life Insurance financial performance, we use the P&C combined ratio, the loss and loss expense ratio, the policy acquisition cost ratio, and the administrative expense ratio. We calculate these ratios by dividing the respective expense amounts by net premiums earned. We do not calculate these ratios for the Life Insurance segment as we do not use these measures to monitor or manage the business in that segment. The P&C combined ratio is determined by adding the loss and loss expense ratio, the policy acquisition cost ratio, and the administrative expense ratio. A P&C combined ratio under 100 percent indicates underwriting income, and a combined ratio exceeding 100 percent indicates underwriting loss.

	2023	2022	2021
Loss and loss expense ratio			
CAY loss ratio excluding catastrophe losses	58.2 %	58.8 %	58.3 %
Catastrophe losses	4.5 %	6.0 %	7.1 %
Favorable prior period development	(2.1)%	(2.8)%	(2.8)%
Loss and loss expense ratio	60.6 %	62.0 %	62.6 %
Policy acquisition cost ratio	17.8 %	17.8 %	18.3 %
Administrative expense ratio	8.1 %	7.8 %	8.2 %
P&C Combined ratio	86.5 %	87.6 %	89.1 %

The loss and loss expense ratio improved in 2023, reflecting lower catastrophe losses, partially offset by lower favorable prior period development. The CAY loss ratio excluding catastrophe losses decreased in 2023, primarily from a higher percentage of net premiums earned from lines with a lower loss ratio, most notably in property.

The administrative expense ratio increased in 2023, primarily due to higher pension expenses and higher employee-related expenses, partially offset by the favorable impact of higher net premiums earned. The increase in pension expense reflects the adverse impact of market conditions in 2022.

Policy benefits
Policy benefits represent losses on contracts classified as long-duration and generally include accident and supplemental health products, term and whole life products, endowment products, and annuities. Refer to the Life Insurance segment operating results section for further discussion.

Policy benefits were $3,628 million, $2,314 million and $1,740 million in 2023, 2022, and 2021, respectively, which included (gains) losses from fair value changes in separate account liabilities that do not qualify for separate account reporting under U.S. GAAP of $(45) million, $(42) million and $(8) million, respectively. The offsetting movements of these liabilities are recorded in Other (income) expense on the Consolidated statements of operations. Excluding the separate account gains and losses, Policy benefits were $3,673 million, $2,356 million, and $1,748 million in 2023, 2022, and 2021, respectively. The increase in Policy benefits for 2023 is primarily due to the acquisition of Cigna's business in Asia and the consolidation of Huatai.

Refer to the respective sections that follow for a discussion of Net investment income, Other (income) expense, Net realized gains (losses), Interest expense, Amortization of purchased intangibles, and Income tax expense.

Segment Operating Results – Years Ended December 31, 2023, 2022, and 2021

We operate through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. In addition, the results of our run-off Brandywine business, including all run-off asbestos and environmental (A&E) exposures, and the results of Westchester specialty operations for 1996 and prior years are presented within Corporate.

North America Commercial P&C Insurance

The North America Commercial P&C Insurance segment comprises operations that provide P&C insurance and services to large, middle market, and small commercial businesses in the U.S., Canada, and Bermuda. This segment includes our North America Major Accounts and Specialty Insurance division (large corporate accounts and wholesale business), and the North America Commercial Insurance division (principally middle market and small commercial accounts).

				% Change	
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Net premiums written	**$19,237**	$17,889	$16,415	7.5 %	9.0 %
Net premiums earned	**18,416**	17,107	15,461	7.7 %	10.6 %
Losses and loss expenses	**11,256**	10,828	10,015	4.0 %	8.1 %
Policy acquisition costs	**2,515**	2,313	2,082	8.7 %	11.1 %
Administrative expenses	**1,250**	1,113	1,052	12.4 %	5.7 %
Underwriting income	**3,395**	2,853	2,312	19.0 %	23.4 %
Net investment income	**3,017**	2,247	2,078	34.3 %	8.1 %
Other (income) expense	**22**	17	31	27.4 %	(45.9)%
Segment income	**$ 6,390**	$ 5,083	$ 4,359	25.7 %	16.6 %
Loss and loss expense ratio:					
CAY loss ratio excluding catastrophe losses	**60.2 %**	61.3 %	62.7 %	(1.1) pts	(1.4) pts
Catastrophe losses	**3.8 %**	5.6 %	7.2 %	(1.8) pts	(1.6) pts
Prior period development	**(2.9)%**	(3.6)%	(5.1)%	0.7 pts	1.5 pts
Loss and loss expense ratio	**61.1 %**	63.3 %	64.8 %	(2.2) pts	(1.5) pts
Policy acquisition cost ratio	**13.7 %**	13.5 %	13.4 %	0.2 pts	0.1 pts
Administrative expense ratio	**6.8 %**	6.5 %	6.8 %	0.3 pts	(0.3) pts
Combined ratio	**81.6 %**	83.3 %	85.0 %	(1.7) pts	(1.7) pts

Net Catastrophe Losses and Prior Period Development

(in millions of U.S. dollars)	**2023**	2022	2021
Net catastrophe losses	**$ 710**	$ 961	$ 1,112
Favorable prior period development	**$ 494**	$ 562	$ 762

Catastrophe losses were primarily from the following events:
•2023: U.S. flooding, hail, tornadoes, wind events, winter storm losses, and Hawaii wildfires.
•2022: Hurricane Ian losses, winter storm Elliott losses, and other severe weather-related events in the U.S.
•2021: Hurricane Ida losses; winter storm losses and flooding; hail, tornados, and wind events in the U.S.

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

Premiums
Net premiums written increased $1,348 million, or 7.5 percent, in 2023, reflecting rate and exposure increases, and strong new business. The increase in premiums was across most lines of business, most notably in property, but also in select casualty and commercial multiple peril lines.

Net premiums earned increased $1,309 million, or 7.7 percent, in 2023, reflecting the growth in net premiums written described above.

Combined Ratio
The loss and loss expense ratio and the CAY loss ratio excluding catastrophe losses improved in 2023, reflecting a higher percentage of premiums earned from lines that have a lower loss ratio, as well as earned rate and exposure exceeding loss trend in certain lines. The loss and loss expense ratio was also favorably impacted by lower catastrophe losses, partially offset by lower favorable prior period development.

The administrative expense ratio increased in 2023 primarily from higher pension expenses and higher employee-related expenses, partially offset by the favorable impact of higher net premiums earned. The increase in pension expense reflects the adverse impact of market conditions in 2022.

North America Personal P&C Insurance
The North America Personal P&C Insurance segment comprises operations that provide high net worth personal lines products, including homeowners and complementary products such as valuable articles, excess liability, automobile, and recreational marine insurance and services in the U.S. and Canada.

(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	% Change 2023 vs. 2022	% Change 2022 vs. 2021
Net premiums written	**$5,878**	$5,313	$5,002	10.6 %	6.2 %
Net premiums earned	**5,536**	5,180	4,915	6.9 %	5.4 %
Losses and loss expenses	**3,511**	3,186	2,924	10.2 %	8.9 %
Policy acquisition costs	**1,128**	1,057	1,001	6.7 %	5.6 %
Administrative expenses	**329**	291	276	12.9 %	5.7 %
Underwriting income	**568**	646	714	(12.2)%	(9.5)%
Net investment income	**358**	283	249	27.0 %	13.3 %
Other (income) expense	**3**	4	(2)	(35.2)%	NM
Amortization of purchased intangibles	**9**	10	10	(5.3)%	—
Segment income	**$ 914**	$ 915	$ 955	(0.1)%	(4.2)%
Loss and loss expense ratio:					
CAY loss ratio excluding catastrophe losses	**53.8 %**	52.9 %	52.0 %	0.9 pts	0.9 pts
Catastrophe losses	**12.1 %**	12.2 %	13.6 %	(0.1) pts	(1.4) pts
Prior period development	**(2.5)%**	(3.6)%	(6.1)%	1.1 pts	2.5 pts
Loss and loss expense ratio	**63.4 %**	61.5 %	59.5 %	1.9 pts	2.0 pts
Policy acquisition cost ratio	**20.4 %**	20.4 %	20.4 %	— pts	— pts
Administrative expense ratio	**5.9 %**	5.6 %	5.6 %	0.3 pts	— pts
Combined ratio	**89.7 %**	87.5 %	85.5 %	2.2 pts	2.0 pts

NM – not meaningful

Net Catastrophe Losses and Prior Period Development

(in millions of U.S. dollars)	**2023**	2022	2021
Net catastrophe losses	**$ 669**	$ 631	$ 679
Favorable prior period development	**$ 134**	$ 186	$ 305

Catastrophe losses were primarily from the following events:
- 2023: U.S. flooding, hail, tornadoes, wind events, winter storm losses, and Hawaii wildfires.
- 2022: Hurricane Ian losses, winter storm Elliott losses, and other severe weather-related events in the U.S., including Colorado wildfires.
- 2021: Hurricane Ida losses, winter storm losses, and flooding; hail, tornados, and wind events in the U.S.

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

Premiums

Net premiums written increased $565 million, or 10.6 percent, for 2023, primarily driven by strong new business, and rate and exposure increases, across most lines, but most notably in homeowners.

Net premiums earned increased $356 million, or 6.9 percent, for 2023, reflecting the growth in net premiums written described above.

Combined Ratio

The CAY loss ratio excluding catastrophe losses increased in 2023, primarily reflecting higher auto and excess liability losses, partially offset by earned rate and exposure exceeding loss cost trends, as well as lower actual loss experience in homeowners. The loss and loss expense ratio increased in 2023, primarily due to the factors noted above and lower favorable prior period development.

The administrative expense ratio increased in 2023, primarily from higher pension expenses, partially offset by the favorable impact of higher net premiums earned. The increase in pension expense reflects the adverse impact of market conditions in 2022.

North America Agricultural Insurance

The North America Agricultural Insurance segment comprises our North American based businesses that provide a variety of coverages in the U.S. and Canada including crop insurance, primarily Multiple Peril Crop Insurance (MPCI) and crop-hail through Rain and Hail Insurance Service, Inc. (Rain and Hail) as well as farm and ranch and specialty P&C commercial insurance products and services through our Chubb Agribusiness unit.

				% Change	
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Net premiums written	**$3,188**	$2,907	$2,388	9.7 %	21.7 %
Net premiums earned	**3,169**	2,838	2,338	11.7 %	21.4 %
Losses and loss expenses	**2,874**	2,557	1,962	12.4 %	30.4 %
Policy acquisition costs	**150**	126	124	19.4 %	1.4 %
Administrative expenses	**(1)**	(10)	(3)	(86.9)%	NM
Underwriting income	**146**	165	255	(11.6)%	(35.4)%
Net investment income	**63**	36	28	74.4 %	26.6 %
Other (income) expense	**1**	1	1	—	—
Amortization of purchased intangibles	**25**	26	26	(2.4)%	—
Segment income	**$ 183**	$ 174	$ 256	5.2 %	(32.3)%
Loss and loss expense ratio:					
CAY loss ratio excluding catastrophe losses	**90.1 %**	90.5 %	81.5 %	(0.4) pts	9.0 pts
Catastrophe losses	**1.2 %**	2.2 %	1.7 %	(1.0) pts	0.5 pts
Prior period development	**(0.6)%**	(2.6)%	0.7 %	2.0 pts	(3.3) pts
Loss and loss expense ratio	**90.7 %**	90.1 %	83.9 %	0.6 pts	6.2 pts
Policy acquisition cost ratio	**4.7 %**	4.4 %	5.3 %	0.3 pts	(0.9) pts
Administrative expense ratio	**—**	(0.3)%	(0.1)%	0.3 pts	(0.2) pts
Combined ratio	**95.4 %**	94.2 %	89.1 %	1.2 pts	5.1 pts

NM – not meaningful

Net catastrophe Losses and Prior Period Development

(in millions of U.S. dollars)	**2023**	2022	2021
Net catastrophe losses	**$ 39**	$ 64	$ 40
Favorable (unfavorable) prior period development	**$ 18**	$ 61	$ (10)

Catastrophe losses were primarily from the following events:
- 2023: U.S. flooding, hail, tornadoes, and wind events.
- 2022: Hurricane Ian losses, severe weather-related events in the Chubb Agribusiness, and winter storm losses in the U.S.
- 2021: U.S. flooding, hail, tornados, and wind events.

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

Premiums

Net premiums written increased $281 million, or 9.7 percent, in 2023, primarily reflecting lower premium cessions to the U.S. government of $386 million and strong new business in Chubb Agribusiness. Under the profit-sharing agreement, we retained more premium in 2023 because of higher losses experienced in certain states. In 2022, we returned additional premiums to the government because of lower losses experienced in certain states in 2021.

Net premiums earned increased $331 million, or 11.7 percent, in 2023 reflecting the growth in net premiums written described above.

Combined Ratio

The CAY loss ratio excluding catastrophe losses improved in 2023, primarily from a higher 2023 crop year margin, partly offset by the impact of the lower premium cessions to the U.S. government mentioned above, which had a corresponding impact in incurred losses. The loss and loss expense ratio increased in 2023, reflecting lower favorable prior period development, partially offset by lower catastrophe losses and the factors noted above.

The policy acquisition cost ratio increased in 2023, reflecting changes in mix of business away from products that have a lower acquisition cost ratio.

<u>**Overseas General Insurance**</u>

Overseas General Insurance segment comprises Chubb International and Chubb Global Markets (CGM). Chubb International comprises our international commercial P&C traditional and specialty lines serving large corporations, middle market and small customers; A&H and traditional and specialty personal lines business serving local territories outside the U.S., Bermuda, and Canada. CGM, our London-based international commercial P&C excess and surplus lines business, includes Lloyd's of London (Lloyd's) Syndicate 2488. Chubb provides funds at Lloyd's to support underwriting by Syndicate 2488 which is managed by Chubb Underwriting Agencies Limited. Effective July 1, 2023, the Overseas General Insurance segment includes 100 percent of the results of Huatai Group's P&C business as required under consolidation accounting. We previously included our share of Huatai results based on our equity method investment within Other (income) expense.

(in millions of U.S. dollars, except for percentages)	2023	2022	2021	% Change 2023 vs. 2022		2022 vs. 2021	
Net premiums written	$12,575	$11,060	$10,713	13.7 %		3.2 %	
Net premiums written - constant dollars				13.3 %		11.4 %	
Net premiums earned	12,231	10,803	10,441	13.2 %		3.5 %	
Losses and loss expenses	5,643	4,894	4,783	15.3 %		2.3 %	
Policy benefits	457	358	360	27.7 %		(0.6)%	
Policy acquisition costs	3,113	2,818	2,799	10.4 %		0.7 %	
Administrative expenses	1,219	1,070	1,078	14.0 %		(0.8)%	
Underwriting income	1,799	1,663	1,421	8.2 %		17.1 %	
Net investment income	895	626	597	43.0 %		4.9 %	
Other (income) expense	(25)	2	—	NM		NM	
Amortization of purchased intangibles	70	57	48	22.2 %		19.4 %	
Segment income	$2,649	$2,230	$1,970	18.8 %		13.2 %	
Loss and loss expense ratio:							
CAY loss ratio excluding catastrophe losses	49.7 %	49.4 %	50.1 %	0.3	pts	(0.7)	pts
Catastrophe losses	3.3 %	3.3 %	3.5 %	—	pts	(0.2)	pts
Prior period development	(3.1)%	(4.1)%	(4.3)%	1.0	pts	0.2	pts
Loss and loss expense ratio	49.9 %	48.6 %	49.3 %	1.3	pts	(0.7)	pts
Policy acquisition cost ratio	25.4 %	26.1 %	26.8 %	(0.7)	pts	(0.7)	pts
Administrative expense ratio	10.0 %	9.9 %	10.3 %	0.1	pts	(0.4)	pts
Combined ratio	85.3 %	84.6 %	86.4 %	0.7	pts	(1.8)	pts

NM – not meaningful

Net Catastrophe Losses and Prior Period Development

(in millions of U.S. dollars)	2023	2022	2021
Net catastrophe losses	$ 403	$ 365	$ 358
Favorable prior period development	$ 376	$ 448	$ 441

Catastrophe losses were primarily from the following events:
- 2023: Storms in New Zealand, international weather-related events, and Hurricane Otis losses.
- 2022: Hurricane Ian losses, international weather-related events, and storms in Australia.
- 2021: Hurricane Ida losses, winter-related storms, international weather-related events, and flooding in Europe.

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

Net Premiums Written by Region

(in millions of U.S. dollars, except for percentages)

Region	2023	2022	2021	C$ 2022	% Change 2023 vs. 2022	C$ 2023 vs. 2022	2022 vs. 2021
Europe, Middle East, and Africa	$ 5,713	$ 5,222	$ 5,242	$ 5,214	9.4 %	9.6 %	(0.4)%
Latin America	2,653	2,312	2,044	2,454	14.8 %	8.1 %	13.1 %
Asia Pacific [1]	3,621	2,905	2,733	2,844	24.7 %	27.3 %	6.3 %
Japan	451	459	520	426	(1.7)%	5.9 %	(11.7)%
Other [2]	137	162	174	162	(16.0)%	(15.7)%	(6.7)%
Net premiums written	$12,575	$11,060	$10,713	$ 11,100	13.7 %	13.3 %	3.2 %

Region	2023 % of Total	2022 % of Total	2021 % of Total
Europe, Middle East, and Africa	45 %	47 %	49 %
Latin America	21 %	21 %	19 %
Asia Pacific [1]	29 %	27 %	25 %
Japan	4 %	4 %	5 %
Other [2]	1 %	1 %	2 %
Net premiums written	100 %	100 %	100 %

[1] 2023 includes the consolidated results of Huatai P&C effective July 1, 2023.
[2] Includes the international supplemental A&H business of Combined Insurance and other international operations.

Premiums

Overall, net premiums written increased $1,515 million in 2023, or $1,475 million on a constant-dollar basis, reflecting growth in commercial lines of 11.2 percent, or 11.8 percent on a constant-dollar basis, and growth in consumer lines of 17.8 percent, or 15.7 percent on a constant-dollar basis. The consolidation of Huatai Group's P&C business contributed $460 million, or 3.4 percentage points in 2023.

Our European division increased in 2023, supported by both our wholesale and retail divisions. The growth in commercial lines was primarily driven by higher new business, and positive rate increases, including commercial property and casualty lines. Consumer lines increased primarily due to increased travel volume in A&H.

Latin America increased in 2023, driven by growth in commercial lines due to exposure increases, positive rate increases, and new business, primarily property and casualty lines. Growth in consumer was driven by an increase in personal lines.

Asia Pacific increased in 2023, reflecting the consolidation of Huatai Group's P&C business effective July 1, 2023, higher new business, higher retention and positive rate increases in commercial lines, primarily property and casualty lines. Growth in consumer lines is attributable to the acquisition of Cigna's business in Asia effective July 1, 2022, as well as increased travel in A&H.

Japan increased in 2023, on a constant-dollar basis, primarily from higher new business in A&H.

Net premiums earned increased $1,428 million in 2023, or $1,339 million on a constant-dollar basis, reflecting the increase in net premiums written described above.

Combined Ratio

The loss and loss expense ratio increased in 2023 due to lower favorable prior period development. The CAY loss ratio excluding catastrophe losses increased in 2023, driven by higher losses in personal lines, principally in the automobile portfolio in Latin America.

The policy acquisition cost ratio improved in 2023, primarily due to a change in the mix of business, including higher premiums earned from commercial lines that have a lower acquisition cost ratio than consumer lines.

Global Reinsurance

The Global Reinsurance segment represents our reinsurance operations comprising Chubb Tempest Re Bermuda, Chubb Tempest Re USA, Chubb Tempest Re International, and Chubb Tempest Re Canada. Global Reinsurance markets its reinsurance products worldwide primarily through reinsurance brokers under the Chubb Tempest Re brand name and provides a broad range of traditional and non-traditional reinsurance coverage to a diverse array of primary P&C companies.

(in millions of U.S. dollars, except for percentages)	2023	2022	2021	% Change 2023 vs. 2022	% Change 2022 vs. 2021
Net premiums written	$ 1,018	$ 943	$ 873	8.0 %	8.0 %
Net premiums written - constant dollars				8.2 %	9.5 %
Net premiums earned	962	922	798	4.3 %	15.6 %
Losses and loss expenses	426	670	632	(36.4)%	6.0 %
Policy acquisition costs	264	240	200	9.9 %	20.0 %
Administrative expenses	37	36	35	1.6 %	1.7 %
Underwriting income (loss)	235	(24)	(69)	NM	65.7 %
Net investment income	208	281	331	(26.0)%	(15.2)%
Other (income) expense	(2)	1	—	NM	NM
Segment income	$ 445	$ 256	$ 262	74.0 %	(2.3)%
Loss and loss expense ratio:					
CAY loss ratio excluding catastrophe losses	46.8 %	49.7 %	50.7 %	(2.9) pts	(1.0) pts
Catastrophe losses	0.8 %	20.3 %	28.3 %	(19.5) pts	(8.0) pts
Prior period development	(3.3)%	2.6 %	0.2 %	(5.9) pts	2.4 pts
Loss and loss expense ratio	44.3 %	72.6 %	79.2 %	(28.3) pts	(6.6) pts
Policy acquisition cost ratio	27.4 %	26.1 %	25.1 %	1.3 pts	1.0 pts
Administrative expense ratio	3.8 %	3.9 %	4.4 %	(0.1) pts	(0.5) pts
Combined ratio	75.5 %	102.6 %	108.7 %	(27.1) pts	(6.1) pts

NM – not meaningful

Net Catastrophe Losses and Prior Period Development

(in millions of U.S dollars)	2023	2022	2021
Net catastrophe losses	$ 7	$ 161	$ 212
Favorable (unfavorable) prior period development	$ 28	$ (22)	$ (3)

Catastrophe losses were primarily from the following events:

- 2023: Hurricane Idalia, and other severe weather-related events in the U.S.
- 2022: Hurricane Ian losses, and other severe weather-related events in the U.S., Australia, and Canada.
- 2021: Hurricane Ida losses, and other severe weather-related events in the U.S., Canada and Europe.

Refer to Note 8 to the Consolidated Financial Statements for detail on prior period development.

Premiums
Net premiums written increased $75 million in 2023, reflecting continued growth in the portfolio, mainly in property lines, partially offset by the impact of catastrophe reinstatement premiums recognized in the prior year.

Net premiums earned increased $40 million in 2023, primarily reflecting the increase in net premiums written described above.

Combined Ratio
The loss and loss expense ratio improved in 2023, primarily due to lower catastrophe losses and favorable prior period development. The CAY loss ratio excluding catastrophe losses improved in 2023 primarily from an improvement in market conditions in several lines of business and a shift in the mix of business towards property lines, which generally has higher margins.

The policy acquisition cost ratio increased in 2023, primarily due to higher catastrophe reinstatement premiums recognized in the prior year, which have a lower acquisition cost.

Life Insurance

The Life Insurance segment comprises our international life operations, which commencing in the third quarter of 2022, includes Cigna's A&H and life business in Korea, Taiwan, New Zealand, Hong Kong, and Indonesia, acquired on July 1, 2022. Effective July 1, 2023, the Life Insurance segment includes 100 percent of the results of Huatai Group's life and asset management business as required under consolidation accounting. We previously included our share of Huatai results based on our equity method investment within Other (income) expense. The Life Insurance segment also includes Chubb Tempest Life Re (Chubb Life Re), and the North American supplemental A&H and life business of Combined Insurance. Results for the years ended December 31, 2022 and 2021, are adjusted to reflect the adoption of LDTI. Refer to Note 1 x).

				% Change	
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Net premiums written	$ **5,465**	$ 3,608	$ 2,436	51.5 %	48.1 %
Net premiums written - constant dollars				50.9 %	53.1 %
Net premiums earned	**5,398**	3,510	2,339	53.8 %	50.1 %
Losses and loss expenses	**114**	85	150	34.1 %	(43.3)%
Policy benefits	**3,216**	1,998	1,388	60.9 %	43.9 %
Policy acquisition costs	**1,089**	785	552	38.8 %	42.3 %
Administrative expenses	**771**	510	332	51.0 %	53.7 %
Net investment income	**756**	509	407	48.5 %	25.0 %
Other (income) expense	**(115)**	(30)	(108)	NM	(73.5)%
Amortization of purchased intangibles	**30**	10	5	NM	112.9 %
Segment income	$ **1,049**	$ 661	$ 427	58.8 %	54.8 %

NM - not meaningful

Premiums
Net premiums written increased $1,857 million in 2023, or $1,843 million on a constant-dollar basis.

For our International Life operations, net premiums written increased 73.8 percent, of which 45.2 percentage points is from the acquisition of Cigna's business in Asia, effective July 1, 2022, and 10.3 percentage points from the consolidation of Huatai Group's life insurance business, effective July 1, 2023. The remaining 18.3 percentage points relates to underlying growth in existing business from Latin America bank distribution channels, and Asia agency and partnership channels.

Net premiums written in our North American Combined Insurance business declined 4.4 percent in 2023, as growth in the supplemental A&H business was more than offset by the non-renewal of a large program.

Deposits
The following table presents deposits collected on universal life and investment contracts:

				% Change		
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	C$ 2023 vs. 2022	2022 vs. 2021
Deposits collected on universal life and investment contracts	$ **1,590**	$ 1,800	$ 2,441	(11.7)%	(7.4)%	(26.2)%

Deposits collected on universal life and investment contracts (life deposits) are not reflected as revenues in our Consolidated statements of operations in accordance with U.S. GAAP. New life deposits are an important component of production, and although they do not significantly affect current period income from operations, they are key to our efforts to grow our business. Life deposits collected decreased $210 million, or $127 million on a constant-dollar basis, in 2023, primarily in Taiwan, reflecting challenging market conditions for investment linked products due to financial market volatility and a rapid increase in interest rates. The decrease in collections was partially offset by deposit growth from the consolidation of Huatai Group.

Life Insurance segment income

Life Insurance segment income increased $388 million in 2023, reflecting the acquisition of Cigna's business in Asia and the consolidation of Huatai as noted above, and higher net investment income due to a higher invested asset base and fund dividends. In addition, other (income) expense increased $85 million in 2023, primarily reflecting the consolidation of Huatai's asset management business which added $48 million mainly through management fees.

<u>Corporate</u>

Corporate results primarily include the results of our non-insurance companies, income and expenses not attributable to reportable segments and loss and loss expenses of asbestos and environmental (A&E) liabilities and certain other non-A&E run-off exposures, including molestation. Effective July 1, 2023, 100 percent of Huatai Group's non-insurance operations results, comprising real estate and holding company activity, are included in Corporate. Results for the years ended December 31, 2022 and 2021 are adjusted to reflect the adoption of LDTI. Refer to Note 1 x).

				% Change	
(in millions of U.S. dollars, except for percentages)	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Losses and loss expenses	$ **281**	$ 363	$ 572	(22.8)%	(36.4)%
Administrative expenses	**402**	385	365	4.5 %	5.6 %
Underwriting loss	**683**	748	937	(8.7)%	(20.1)%
Net investment income (loss)	**25**	—	(55)	NM	NM
Other (income) expense	**(380)**	292	(2,118)	NM	NM
Amortization of purchased intangibles	**176**	182	198	(3.8)%	(7.8)%
Net realized gains (losses)	**(602)**	(1,074)	1,038	(43.9)%	NM
Market risk benefits gains (losses)	**(307)**	80	91	NM	(12.0)%
Interest expense	**672**	570	492	18.0 %	15.9 %
Cigna integration expenses	**69**	48	—	43.5 %	NM
Income tax expense	**511**	1,239	1,269	(58.8)%	(2.3)%
Net income (loss)	**(2,615)**	(4,073)	296	(35.8)%	NM
Net loss attributable to noncontrolling interests	**(13)**	—	—	NM	NM
Net income (loss) attributable to Chubb	$ **(2,602)**	$ (4,073)	$ 296	(36.1)%	NM

NM – not meaningful

Losses and loss expenses decreased in 2023 primarily due to lower unfavorable prior period development for molestation claims partially offset by higher legacy asbestos and environmental claims.

Administrative expenses increased in 2023, primarily due to increased spending to support digital growth initiatives.

Cigna integration expenses of $69 million for 2023 principally comprised legal and professional fees and all other costs directly related to the integration activities of the Cigna acquisition. These expenses are one-time in nature and are not related to the on-going business activities of the segments. The Chief Executive Officer does not manage segment results or allocate resources to segments when considering these costs and they are therefore excluded from our definition of segment income.

Refer to the respective sections that follow for a discussion of Net realized gains (losses), Net investment income (loss), Amortization of purchased intangibles, and Income tax expense (benefit). Refer to Notes 11 and 18 to the Consolidated Financial Statements for additional information on Market risk benefits gains (losses) and Other (income) expense, respectively.

Effective Income Tax Rate

Our effective tax rate (ETR) was 5.4 percent, 19.1 percent, and 13.0 percent in 2023, 2022, and 2021, respectively. Our ETR reflects a mix of income or losses in jurisdictions with a wide range of tax rates, permanent differences between U.S. GAAP and local tax laws, and the impact of discrete items. A change in the geographic mix of earnings could impact our ETR. The decrease in the ETR from 2022 to 2023 was primarily due to a one-time deferred tax benefit of $1.14 billion related to the enactment of Bermuda's new income tax law, and our mix of earnings among various jurisdictions, partially offset by discrete tax items.

Net Realized and Unrealized Gains (Losses)

We take a long-term view with our investment strategy, and our investment managers manage our investment portfolio to maximize total return within specific guidelines designed to minimize risk. The majority of our investment portfolio is available-for-sale and reported at fair value.

The effect of market movements on our fixed maturities available-for-sale portfolio impacts Net income (through Net realized gains (losses)) when securities are sold, when we write down an asset, or when we record a change to the valuation allowance for expected credit losses. For a further discussion related to how we assess the valuation allowance for expected credit losses and the related impact on Net income, refer to Note 1 f) to the Consolidated Financial Statements. The effect of market movements on fixed maturities related to consolidated investment products in the Huatai portfolio (Fixed maturities - CIP) impact Net realized gains (losses). Additionally, Net income is impacted through the reporting of changes in the fair value of public and private equity securities and derivatives, including financial futures, options, and swaps. Changes in unrealized appreciation and depreciation on available-for-sale securities, resulting from the revaluation of securities held, changes in cumulative foreign currency translation adjustment, changes in current discount rate on future policy benefits, changes in instrument-specific credit risk on market risk benefits, unrealized postretirement benefit obligations liability adjustment, and cross-currency swaps designated as hedges for accounting purposes are reported as separate components of Accumulated other comprehensive income (loss) in Shareholders' equity in the Consolidated balance sheets.

The following tables present our net realized and unrealized gains (losses):

						Year Ended December 31	
	2023			2022			2021
(in millions of U.S. dollars)	**Net Realized Gains (Losses)**	**Net Unrealized Gains (Losses)**	**Net Impact**	Net Realized Gains (Losses)	Net Unrealized Gains (Losses)	Net Impact	Net Realized Gains (Losses)
Fixed maturities [1]	$ (481)	$ 3,438	$ 2,957	$ (1,049)	$ (10,598)	$ (11,647)	$ 3
Investment derivatives	(53)	—	(53)	(43)	—	(43)	(72)
Public equity							
Sales	(68)	—	(68)	409	—	409	157
Mark-to-market	30	—	30	(639)	—	(639)	505
Private equity (less than 3 percent ownership)							
Mark-to-market	70	—	70	(31)	—	(31)	111
Total investment portfolio	(502)	3,438	2,936	(1,353)	(10,598)	(11,951)	704
Other derivatives	(10)	—	(10)	(11)	—	(11)	(8)
Foreign exchange	(183)	(13)	(196)	397	(911)	(514)	340
Current discount rate on future policy benefits	—	84	84	—	1,480	1,480	—
Instrument-specific credit risk on market risk benefits	—	2	2	—	33	33	—
Other [2]	88	167	255	(118)	(80)	(198)	(6)
Net gains (losses), pre-tax	$ (607)	$ 3,678	$ 3,071	$ (1,085)	$ (10,076)	$ (11,161)	$ 1,030

[1] 2023 includes a net decrease of the valuation allowance of expected credit losses of $47 million on fixed maturities and a net increase of $4 million for the valuation allowance of expected credit losses on private debt held-for-investment.

[2] 2023 includes a one-time realized gain of $135 million as a result of the consolidation of Huatai Group.

Pre-tax net unrealized gains of $3,438 million in 2023 in our investment portfolio reflected the mark-to-market impact in the fixed income portfolio.

Pre-tax net realized losses of $607 million in 2023 mainly comprised losses from sales and impairments of fixed maturities and foreign exchange losses.

Non-GAAP Reconciliation

In presenting our results, we included and discussed certain non-GAAP measures. These non-GAAP measures, which may be defined differently by other companies, are important for an understanding of our overall results of operations and financial condition. However, they should not be viewed as a substitute for measures determined in accordance with GAAP.

We provide financial measures, including net premiums written, net premiums earned, and underwriting income on a constant-dollar basis. We believe it is useful to evaluate the trends in our results exclusive of the effect of fluctuations in exchange rates between the U.S. dollar and the currencies in which our international business is transacted, as these exchange rates could fluctuate significantly between periods and distort the analysis of trends. The impact is determined by assuming constant foreign exchange rates between periods by translating prior period results using the same local currency exchange rates as the comparable current period.

P&C performance metrics comprise consolidated operating results (including Corporate) and exclude the operating results of the Life Insurance segment. We believe that these measures are useful and meaningful to investors as they are used by management to assess the company's P&C operations which are the most economically similar. We exclude the Life Insurance segment because the results of this business do not always correlate with the results of our P&C operations.

P&C combined ratio is the sum of the loss and loss expense ratio, policy acquisition cost ratio and the administrative expense ratio excluding the life business and including the realized gains and losses on the crop derivatives. These derivatives were purchased to provide economic benefit, in a manner similar to reinsurance protection, in the event that a significant decline in commodity pricing impacts underwriting results. We view gains and losses on these derivatives as part of the results of our underwriting operations.

CAY P&C combined ratio excluding catastrophe losses (CATs) excludes CATs and prior period development (PPD) from the P&C combined ratio. We exclude CATs as they are not predictable as to timing and amount and PPD as these unexpected loss developments on historical reserves are not indicative of our current underwriting performance. The combined ratio numerator is adjusted to exclude CATs, net premiums earned adjustments on PPD, prior period expense adjustments and reinstatement premiums on PPD, and the denominator is adjusted to exclude net premiums earned adjustments on PPD and reinstatement premiums on CATs and PPD. In periods where there are adjustments on loss sensitive policies, these adjustments are excluded from PPD and net premiums earned when calculating the ratios. We believe this measure provides a better evaluation of our underwriting performance and enhances the understanding of the trends in our P&C business that may be obscured by these items. This measure is commonly reported among our peer companies and allows for a better comparison.

Reinstatement premiums are additional premiums paid on certain reinsurance agreements in order to reinstate coverage that had been exhausted by loss occurrences. The reinstatement premium amount is typically a pro rata portion of the original ceded premium paid based on how much of the reinsurance limit had been exhausted.

Net premiums earned adjustments within PPD are adjustments to the initial premium earned on retrospectively rated policies based on actual claim experience that develops after the policy period ends. The premium adjustments correlate to the prior period loss development on these same policies and are fully earned in the period the adjustments are recorded.

Prior period expense adjustments typically relate to adjustable commission reserves or policyholder dividend reserves based on actual claim experience that develops after the policy period ends. The expense adjustments correlate to the prior period loss development on these same policies. The following tables present the calculation of combined ratio, as reported for each segment to P&C combined ratio, adjusted for CATs and PPD:

For the Year Ended December 31, 2023 (in millions of U.S. dollars except for ratios)		North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Corporate	Total P&C
Numerator								
Losses and loss expenses/policy benefits	A	$ 11,256	$ 3,511	$ 2,874	$ 6,100	$ 426	$ 281	$ 24,448
Catastrophe losses and related adjustments								
Catastrophe losses, net of related adjustments		(710)	(669)	(39)	(403)	(7)	—	(1,828)
Reinstatement premiums collected (expensed) on catastrophe losses		—	—	—	—	—	—	—
Catastrophe losses, gross of related adjustments		(710)	(669)	(39)	(403)	(7)	—	(1,828)
PPD and related adjustments								
PPD, net of related adjustments - favorable (unfavorable)		494	134	18	376	28	(277)	773
Net premiums earned adjustments on PPD - unfavorable (favorable)		78	—	6	—	—	—	84
Expense adjustments - unfavorable (favorable)		20	—	—	—	(1)	—	19
PPD reinstatement premiums - unfavorable (favorable)		—	(2)	—	—	8	—	6
PPD, gross of related adjustments - favorable (unfavorable)		592	132	24	376	35	(277)	882
CAY loss and loss expense ex CATs	B	$ 11,138	$ 2,974	$ 2,859	$ 6,073	$ 454	$ 4	$ 23,502
Policy acquisition costs and administrative expenses								
Policy acquisition costs and administrative expenses	C	$ 3,765	$ 1,457	$ 149	$ 4,332	$ 301	$ 402	$ 10,406
Expense adjustments - favorable (unfavorable)		(20)	—	—	—	1	—	(19)
Policy acquisition costs and administrative expenses, adjusted	D	$ 3,745	$ 1,457	$ 149	$ 4,332	$ 302	$ 402	$ 10,387
Denominator								
Net premiums earned	E	$ 18,416	$ 5,536	$ 3,169	$12,231	$ 962		$ 40,314
Net premiums earned adjustments on PPD - unfavorable (favorable)		78	—	6	—	—		84
PPD reinstatement premiums - unfavorable (favorable)		—	(2)	—	—	8		6
Net premiums earned excluding adjustments	F	$ 18,494	$ 5,534	$ 3,175	$12,231	$ 970		$ 40,404
P&C Combined ratio								
Loss and loss expense ratio	A/E	61.1 %	63.4 %	90.7 %	49.9 %	44.3 %		60.6 %
Policy acquisition cost and administrative expense ratio	C/E	20.5 %	26.3 %	4.7 %	35.4 %	31.2 %		25.9 %
P&C Combined ratio		81.6 %	89.7 %	95.4 %	85.3 %	75.5 %		86.5 %
CAY P&C Combined ratio ex CATs								
Loss and loss expense ratio, adjusted	B/F	60.2 %	53.8 %	90.1 %	49.7 %	46.8 %		58.2 %
Policy acquisition cost and administrative expense ratio, adjusted	D/F	20.3 %	26.3 %	4.6 %	35.4 %	31.1 %		25.7 %
CAY P&C Combined ratio ex CATs		80.5 %	80.1 %	94.7 %	85.1 %	77.9 %		83.9 %
Combined ratio								
Combined ratio								86.5 %
Add: impact of gains and losses on crop derivatives								—
P&C Combined ratio								86.5 %

Note: The ratios above are calculated using whole U.S. dollars. Accordingly, calculations using rounded amounts may differ. Letters A, B, C, D, E, and F included in the table are references for calculating the ratios above.

For the Year Ended December 31, 2022 (in millions of U.S. dollars except for ratios)		North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Corporate	Total P&C
Numerator								
Losses and loss expenses/policy benefits	A	$ 10,828	$ 3,186	$ 2,557	$ 5,252	$ 670	$ 363	$ 22,856
Catastrophe losses and related adjustments								
Catastrophe losses, net of related adjustments		(961)	(631)	(64)	(365)	(161)	—	(2,182)
Reinstatement premiums collected (expensed) on catastrophe losses		(1)	(2)	—	(3)	55	—	49
Catastrophe losses, gross of related adjustments		(960)	(629)	(64)	(362)	(216)	—	(2,231)
PPD and related adjustments								
PPD, net of related adjustments - favorable (unfavorable)		562	186	61	448	(22)	(359)	876
Net premiums earned adjustments on PPD - unfavorable (favorable)		88	—	168	—	—	—	256
Expense adjustments - unfavorable (favorable)		24	—	(2)	—	1	—	23
PPD reinstatement premiums - unfavorable (favorable)		—	—	—	—	(2)	—	(2)
PPD, gross of related adjustments - favorable (unfavorable)		674	186	227	448	(23)	(359)	1,153
CAY loss and loss expense ex CATs	B	$ 10,542	$ 2,743	$ 2,720	$ 5,338	$ 431	$ 4	$ 21,778
Policy acquisition costs and administrative expenses								
Policy acquisition costs and administrative expenses	C	$ 3,426	$ 1,348	$ 116	$ 3,888	$ 276	$ 385	$ 9,439
Expense adjustments - favorable (unfavorable)		(24)	—	2	—	(1)	—	(23)
Policy acquisition costs and administrative expenses, adjusted	D	$ 3,402	$ 1,348	$ 118	$ 3,888	$ 275	$ 385	$ 9,416
Denominator								
Net premiums earned	E	$ 17,107	$ 5,180	$ 2,838	$10,803	$ 922		$ 36,850
Reinstatement premiums (collected) expensed on catastrophe losses		1	2	—	3	(55)		(49)
Net premiums earned adjustments on PPD - unfavorable (favorable)		88	—	168	—	—		256
PPD reinstatement premiums - unfavorable (favorable)		—	—	—	—	(2)		(2)
Net premiums earned excluding adjustments	F	$ 17,196	$ 5,182	$ 3,006	$10,806	$ 865		$ 37,055
P&C Combined ratio								
Loss and loss expense ratio	A/E	63.3 %	61.5 %	90.1 %	48.6 %	72.6 %		62.0 %
Policy acquisition cost and administrative expense ratio	C/E	20.0 %	26.0 %	4.1 %	36.0 %	30.0 %		25.6 %
P&C Combined ratio		83.3 %	87.5 %	94.2 %	84.6 %	102.6 %		87.6 %
CAY P&C Combined ratio ex CATs								
Loss and loss expense ratio, adjusted	B/F	61.3 %	52.9 %	90.5 %	49.4 %	49.7 %		58.8 %
Policy acquisition cost and administrative expense ratio, adjusted	D/F	19.8 %	26.0 %	3.9 %	36.0 %	31.8 %		25.4 %
CAY P&C Combined ratio ex CATs		81.1 %	78.9 %	94.4 %	85.4 %	81.5 %		84.2 %
Combined ratio								
Combined ratio								87.6 %
Add: impact of gains and losses on crop derivatives								—
P&C Combined ratio								87.6 %

Note: The ratios above are calculated using whole U.S. dollars. Accordingly, calculations using rounded amounts may differ. Letters A, B, C, D, E and F included in the table are references for calculating the ratios above.

For the Year Ended December 31, 2021 (in millions of U.S. dollars except for ratios)		North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Corporate	Total P&C
Numerator								
Losses and loss expenses/policy benefits	A	$ 10,015	$ 2,924	$ 1,962	$ 5,143	$ 632	$ 572	$ 21,248
Catastrophe losses and related adjustments								
Catastrophe losses, net of related adjustments		(1,112)	(679)	(40)	(358)	(212)	—	(2,401)
Reinstatement premiums collected (expensed) on catastrophe losses		—	(16)	(2)	—	28	—	10
Catastrophe losses, gross of related adjustments		(1,112)	(663)	(38)	(358)	(240)	—	(2,411)
PPD and related adjustments								
PPD, net of related adjustments - favorable (unfavorable)		762	305	(10)	441	(3)	(569)	926
Net premiums earned adjustments on PPD - unfavorable (favorable)		67	—	(25)	—	—	—	42
Expense adjustments - unfavorable (favorable)		6	—	(3)	—	—	—	3
PPD reinstatement premiums - unfavorable (favorable)		6	(1)	—	7	3	—	15
PPD, gross of related adjustments - favorable (unfavorable)		841	304	(38)	448	—	(569)	986
CAY loss and loss expense ex CATs	B	$ 9,744	$ 2,565	$ 1,886	$ 5,233	$ 392	$ 3	$ 19,823
Policy acquisition costs and administrative expenses								
Policy acquisition costs and administrative expenses	C	$ 3,134	$ 1,277	$ 121	$ 3,877	$ 235	$ 365	$ 9,009
Expense adjustments - favorable (unfavorable)		(6)	—	3	—	—	—	(3)
Policy acquisition costs and administrative expenses, adjusted	D	$ 3,128	$ 1,277	$ 124	$ 3,877	$ 235	$ 365	$ 9,006
Denominator								
Net premiums earned	E	$ 15,461	$ 4,915	$ 2,338	$10,441	$ 798		$ 33,953
Reinstatement premiums (collected) expensed on catastrophe losses		—	16	2	—	(28)		(10)
Net premiums earned adjustments on PPD - unfavorable (favorable)		67	—	(25)	—	—		42
PPD reinstatement premiums - unfavorable (favorable)		6	(1)	—	7	3		15
Net premiums earned excluding adjustments	F	$ 15,534	$ 4,930	$ 2,315	$10,448	$ 773		$ 34,000
P&C Combined ratio								
Loss and loss expense ratio	A/E	64.8 %	59.5 %	83.9 %	49.3 %	79.2 %		62.6 %
Policy acquisition cost and administrative expense ratio	C/E	20.2 %	26.0 %	5.2 %	37.1 %	29.5 %		26.5 %
P&C Combined ratio		85.0 %	85.5 %	89.1 %	86.4 %	108.7 %		89.1 %
CAY P&C Combined ratio ex CATs								
Loss and loss expense ratio, adjusted	B/F	62.7 %	52.0 %	81.5 %	50.1 %	50.7 %		58.3 %
Policy acquisition cost and administrative expense ratio, adjusted	D/F	20.2 %	25.9 %	5.3 %	37.1 %	30.5 %		26.5 %
CAY P&C Combined ratio ex CATs		82.9 %	77.9 %	86.8 %	87.2 %	81.2 %		84.8 %
Combined ratio								
Combined ratio								89.1 %
Add: impact of gains and losses on crop derivatives								—
P&C Combined ratio								89.1 %

Note: The ratios above are calculated using whole U.S. dollars. Accordingly, calculations using rounded amounts may differ. Letters A, B, C, D, E and F included in the table are references for calculating the ratios above.

Net Investment Income

(in millions of U.S. dollars, except for percentages)	2023	2022	2021
Average invested assets [1]	$ 118,357	$ 110,865	$ 108,870
Net investment income [2]	$ 4,937	$ 3,742	$ 3,456
Yield on average invested assets	4.2 %	3.4 %	3.2 %
Market yield on fixed maturities	5.3 %	5.6 %	2.3 %

[1] Excludes consolidated investment products and private equities where we own more than three percent.
[2] Includes $21 million, $41 million, and $84 million of amortization expense related to the fair value adjustment of acquired invested assets in 2023, 2022, and 2021, respectively. Excludes investment income from our private equities where we own more than 3 percent interest.

Net investment income is influenced by a number of factors including the amounts and timing of inward and outward cash flows, the level of interest rates, and changes in overall asset allocation. Net investment income increased 31.9 percent in 2023 compared with 2022, primarily due to higher reinvestment rates on fixed maturities and the consolidation of Huatai Group. Refer to Note 1 f) to the Consolidated Financial Statements for additional information.

For private equities where we own less than three percent, investment income is included within Net investment income in the table above. For private equities where we own more than three percent, investment income is included within Other (income) expense in the Consolidated statements of operations. Excluded from Net investment income is the mark-to-market movement for private equities, which is recorded within either Other (income) expense or Net realized gains (losses) based on our percentage of ownership. The total mark-to-market movement for private equities excluded from Net investment income was as follows:

(in millions of U.S. dollars)	2023	2022	2021
Total mark-to-market gain (loss) on private equity, pre-tax	$ 504	$ (250)	$ 2,115

Interest Expense

Interest expense was $672 million, $570 million, and $492 million for the years ended December 31, 2023, 2022, and 2021, respectively. Interest expense increased in 2023 primarily from rising interest rates on held collateral and repurchase agreements, partially offset by the maturity of $1 billion senior notes in November 2022 and $475 million senior notes in March 2023. Pre-tax interest expense is expected to total $690 million for 2024 based on our debt obligations as of December 31, 2023, at current foreign exchange rates, fees from expected usage of certain facilities including letters of credit, and interest on held collateral and repurchase agreements. Refer to Note 13 to the Consolidated Financial Statements, under Item 8, for more information.

Amortization of Purchased Intangibles and Other Amortization

Amortization of purchased intangibles

Amortization expense related to purchased intangibles was $310 million, $285 million, and $287 million for the years ended December 31, 2023, 2022, and 2021, respectively. The amortization of purchased intangibles expense in 2024 is expected to be $312 million, or approximately $78 million each quarter. Refer to Note 7 to the Consolidated Financial Statements, under Item 8, for more information on the expected pre-tax amortization expense of purchased intangibles, at current foreign currency exchange rates, for the next five years.

At December 31, 2023, the deferred tax liability associated with the Other intangible assets (excluding the fair value adjustment on Unpaid losses and loss expenses) was $1,558 million.

The following table presents, as of December 31, 2023, the expected reduction to the deferred tax liability associated with the amortization of Other intangible assets, at current foreign currency exchange rates, for the next five years:

For the Years Ending December 31 (in millions of U.S. dollars)	Reduction to deferred tax liability associated with intangible assets
2024	$ 82
2025	73
2026	68
2027	63
2028	60
Total	$ 346

Amortization of the fair value adjustment on assumed long-term debt

The following table presents, as of December 31, 2023, the expected amortization benefit from the fair value adjustment on assumed long-term debt related to the Chubb Corp acquisition for the next five years:

For the Years Ending December 31 (in millions of U.S. dollars)	Amortization benefit of the fair value adjustment on assumed long-term debt [1]
2024	$ 21
2025	21
2026	21
2027	21
2028	21
Total	$ 105

[1] Recorded as a reduction to Interest expense in the Consolidated statements of operations.

Investments

Our investment portfolio is invested primarily in publicly traded, investment grade, fixed income securities with an average credit quality of A/A as rated by the independent investment rating services Standard and Poor's (S&P)/ Moody's Investors Service (Moody's). Excluding Huatai, the portfolio is primarily managed externally by independent, professional investment managers and is broadly diversified across geographies, sectors, and issuers. We hold no collateralized debt obligations in our investment portfolio, and we provide no credit default protection. We have long-standing global credit limits for our entire portfolio across the organization. Exposures are aggregated, monitored, and actively managed by our Global Credit Committee, comprising senior executives, including our Chief Financial Officer, our Chief Risk Officer, our Chief Investment Officer, and our Treasurer. We also have well-established, strict contractual investment rules requiring managers to maintain highly diversified exposures to individual issuers and closely monitor investment manager compliance with portfolio guidelines.

The average duration of our fixed income securities, including the effect of options and swaps, was 4.8 years and 4.5 years at December 31, 2023 and 2022, respectively. We estimate that a 100 basis point (bps) increase in interest rates would reduce the valuation of our fixed income portfolio by approximately $5.5 billion at December 31, 2023. The following table shows the fair value and cost/amortized cost, net of valuation allowance, of our invested assets:

	December 31, 2023		December 31, 2022	
(in millions of U.S. dollars)	Fair Value	Cost/ Amortized Cost, Net	Fair Value	Cost/ Amortized Cost, Net
Short-term investments	$ 4,551	$ 4,551	$ 4,960	$ 4,962
Fixed maturities - Consolidated investment products	3,773	3,773	—	—
Fixed maturities available-for-sale	106,571	110,972	85,220	93,186
Fixed maturities held to maturity	—	—	8,439	8,848
Fixed income securities	114,895	119,296	98,619	106,996
Equity securities	3,455	3,455	827	827
Private debt held-for-investment	2,560	2,553	—	—
Private equities and other	15,832	15,832	13,696	13,696
Total investments	$ 136,742	$ 141,136	$ 113,142	$ 121,519

The fair value of our total investments increased $23.6 billion during the year ended December 31, 2023, reflecting the consolidation of Huatai, which added $12.7 billion, of which $7.2 billion was attributable to Chubb. In addition, there was a net increase reflecting the investing of operating cash flow and unrealized gains, partially offset by share repurchases and dividend payments.

The following tables present the fair value of our fixed income securities at December 31, 2023 and 2022. The first table lists investments according to type and second according to S&P credit rating:

(in millions of U.S. dollars, except for percentages)	December 31, 2023 Fair Value	% of Total	December 31, 2022 Fair Value	% of Total
U.S. Treasury / Agency	$ 3,590	3 %	$ 3,996	4 %
Corporate and asset-backed securities	42,830	37 %	38,535	40 %
Mortgage-backed securities	22,058	19 %	17,202	17 %
Municipal	2,929	3 %	6,964	7 %
Non-U.S.	38,937	34 %	26,962	27 %
Short-term investments	4,551	4 %	4,960	5 %
Total [1]	$ 114,895	100 %	$ 98,619	100 %
AAA	$ 12,669	11 %	$ 14,779	15 %
AA	34,312	30 %	31,195	32 %
A	27,674	24 %	18,366	19 %
BBB	20,810	18 %	16,802	17 %
BB	10,270	9 %	8,722	9 %
B	8,580	7 %	8,347	8 %
Other	580	1 %	408	— %
Total [1]	$ 114,895	100 %	$ 98,619	100 %

[1] Includes fixed maturities related to consolidated investment products (CIP) of $3.8 billion recorded in Other investments in the Consolidated balance sheets.

Corporate and asset-backed securities

The following table presents our 10 largest global exposures to corporate bonds by fair value at December 31, 2023:

(in millions of U.S. dollars)	Fair Value
Bank of America Corp	$ 801
Morgan Stanley	703
JPMorgan Chase & Co	690
Wells Fargo & Co	605
Citigroup Inc	546
Goldman Sachs Group Inc	535
UBS Group AG	421
HSBC Holdings Plc	407
AT&T Inc	395
Verizon Communications Inc	392

Mortgage-backed securities

The following table shows the fair value and amortized cost, net of valuation allowance, of our mortgage-backed securities:

	S&P Credit Rating					Fair Value	Amortized Cost, Net
December 31, 2023 (in millions of U.S. dollars)	AAA	AA	A	BBB	BB and below	Total	Total
Agency residential mortgage-backed (RMBS)	$ 9	$ 18,885	$ —	$ —	$ —	$ 18,894	$ 20,310
Non-agency RMBS	881	74	42	54	7	1,058	1,124
Commercial mortgage-backed securities	1,798	190	107	9	2	2,106	2,283
Total mortgage-backed securities	$ 2,688	$ 19,149	$ 149	$ 63	$ 9	$ 22,058	$ 23,717

Municipal
As part of our overall investment strategy, we may invest in states, municipalities, and other political subdivisions fixed maturity securities (Municipal). We apply the same investment selection process described previously to our Municipal investments. The portfolio is highly diversified primarily in state general obligation bonds and essential service revenue bonds including education and utilities (water, power, and sewers).

Non-U.S.
Chubb's local currency investment portfolios have strict contractual investment guidelines requiring managers to maintain a high quality and diversified portfolio to both sector and individual issuers. Investment portfolios are monitored daily to ensure investment manager compliance with portfolio guidelines.

Our non-U.S. investment grade fixed income portfolios are currency-matched with the insurance liabilities of our non-U.S. operations. The average credit quality of our non-U.S. fixed income securities is A and 39 percent of our holdings are rated AAA or guaranteed by governments or quasi-government agencies. Within the context of these investment portfolios, our government and corporate bond holdings are highly diversified across industries and geographies. Issuer limits are based on credit rating (AA—two percent, A—one percent, BBB—0.5 percent of the total portfolio) and are monitored daily via an internal compliance system. We manage our indirect exposure using the same credit rating based investment approach. Accordingly, we do not believe our indirect exposure is material.

The following table summarizes the fair value and amortized cost, net of valuation allowance, of our non-U.S. fixed income portfolio by country/sovereign for non-U.S. government securities at December 31, 2023:

(in millions of U.S. dollars)	Fair Value	Amortized Cost, Net
Republic of Korea	$ 1,784	$ 1,723
People's Republic of China	1,452	1,391
Taiwan	996	965
Canada	922	954
United Mexican States	604	626
Federative Republic of Brazil	577	576
Province of Ontario	574	596
Kingdom of Thailand	568	561
Commonwealth of Australia	493	558
Socialist Republic of Vietnam	484	362
Other Non-U.S. Government Securities	5,957	6,204
Total	$ 14,411	$ 14,516

The following table summarizes the fair value and amortized cost, net of valuation allowance, of our non-U.S. fixed income portfolio by country/sovereign for non-U.S. corporate securities at December 31, 2023:

(in millions of U.S. dollars)	Fair Value		Amortized Cost, Net
China	$	5,842	$	5,854
United Kingdom		2,641		2,749
Canada		2,084		2,123
France		1,546		1,584
South Korea		1,542		1,521
United States [1]		1,532		1,565
Australia		1,102		1,156
Japan		820		849
Germany		621		651
Netherlands		568		590
Other Non-U.S. Corporate Securities		6,228		6,484
Total	$	24,526	$	25,126

[1] The countries that are listed in the non-U.S. corporate fixed income portfolio above represent the ultimate parent company's country of risk. Non-U.S. corporate securities could be issued by foreign subsidiaries of U.S. corporations.

Below-investment grade corporate fixed income portfolio
Below-investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss from default by the borrower is greater with below-investment grade securities. Below-investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below-investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment grade issuers. At December 31, 2023, our corporate fixed income investment portfolio included below-investment grade and non-rated securities which, in total, comprised approximately 15 percent of our fixed income portfolio. Our below-investment grade and non-rated portfolio includes over 1,600 issuers, with the greatest single exposure being $168 million.

We manage high-yield bonds as a distinct and separate asset class from investment grade bonds. The allocation to high-yield bonds is explicitly set by internal management and is targeted to securities in the upper tier of credit quality (BB/B). Our minimum rating for initial purchase is BB/B. Sixteen external investment managers are responsible for high-yield security selection and portfolio construction. Our high-yield managers have a conservative approach to credit selection and very low historical default experience. Holdings are highly diversified across industries and generally subject to a 1.5 percent issuer limit as a percentage of high-yield allocation. We monitor position limits daily through an internal compliance system. Derivative and structured securities (e.g., credit default swaps and collateralized debt obligations) are not permitted in the high-yield portfolio.

Asbestos and Environmental (A&E)

Asbestos and environmental (A&E) reserving considerations
For asbestos, Chubb faces claims relating to policies issued to manufacturers, distributors, installers, and other parties in the chain of commerce for asbestos and products containing asbestos. Claimants will generally allege damages across an extended time period which may coincide with multiple policies covering a wide range of time periods for a single insured.

Environmental claims present exposure for remediation and defense costs associated with the contamination of property or bodily injury as a result of pollution.

The following table presents count information for asbestos claims and environmental claims by account, for direct policies only:

	Asbestos		Environmental	
	2023	2022	**2023**	2022
Open at beginning of year	**1,795**	1,739	**1,195**	1,230
Newly reported/reopened	**230**	208	**116**	64
Closed or otherwise disposed	**241**	152	**202**	99
Open at end of year	**1,784**	1,795	**1,109**	1,195

Survival ratios are calculated by dividing the asbestos or environmental loss and allocated loss adjustment expense (ALAE) reserves by the average asbestos or environmental loss and ALAE payments for the three most recent calendar years (3-year survival ratio).

The following table presents the gross and net 3-year survival ratios for Asbestos and Environmental loss and ALAE reserves:

(in years)	Gross loss and ALAE reserves	Net loss and ALAE reserves
Asbestos	4.4	4.3
Environmental	3.1	3.4

The survival ratios provide only a very rough depiction of reserves and are significantly impacted by a number of factors such as aggressive settlement practices, variations in gross to ceded relationships within the asbestos or environmental claims, and levels of coverage provided. Therefore, we urge caution in using these very simplistic ratios to gauge reserve adequacy.

Catastrophe Management

We actively monitor and manage our catastrophe risk accumulation around the world from natural perils, which includes setting risk limits based on probable maximum loss (PML) and purchasing catastrophe reinsurance to ensure sufficient liquidity and capital to meet the expectations of regulators, rating agencies, and policyholders, and to provide shareholders with an appropriate risk-adjusted return. Chubb uses internal and external data together with sophisticated, analytical catastrophe loss and risk modeling techniques to ensure an appropriate understanding of risk, including diversification and correlation effects, across different product lines and territories. The table below presents our modeled pre-tax estimates of natural catastrophe PML, net of reinsurance, at December 31, 2023, and does not represent our expected catastrophe losses for any one year.

	Modeled Net Probable Maximum Loss (PML) Pre-tax							
	Worldwide [1]		U.S. Hurricane [2]		California Earthquake [3]	
	Annual Aggregate		Annual Aggregate		Single Occurrence	
(in millions of U.S. dollars, except for percentages)	Chubb	% of Total Chubb Shareholders' Equity	Chubb	% of Total Chubb Shareholders' Equity	Chubb	% of Total Chubb Shareholders' Equity
1-in-10	$ 2,497	4.2 %	$ 1,373	2.3 %	$ 155	0.3 %
1-in-100	$ 5,613	9.4 %	$ 3,827	6.4 %	$ 1,426	2.4 %
1-in-250	$ 9,217	15.5 %	$ 7,041	11.8 %	$ 1,691	2.8 %

[1] Worldwide aggregate comprises losses arising from tropical cyclones, convective storms, earthquakes, U.S. wildfires, and floods in the U.S., Canada, and Europe, and excludes "non-modeled" perils such as man-made and other catastrophe risks including pandemic.

[2] U.S. hurricane losses include losses from wind, storm-surge, and related precipitation-induced flooding.

[3] California earthquakes include the fire-following sub-peril.

The PML for worldwide and key U.S. peril regions are based on our in-force portfolio at October 1, 2023, and reflect the September 1, 2023, reinsurance program as well as inuring reinsurance protection coverages. This includes a $500 million excess of loss program for named windstorms and earthquakes within Northeast states, purchased and effective September 1, 2023. Refer to the Global Property Catastrophe Reinsurance section for more information. These estimates assume that reinsurance recoverable is fully collectible.

According to the model, for the 1-in-100 return period scenario, there is a one percent chance that our pre-tax annual aggregate losses incurred in any year from U.S. hurricane events could be in excess of $3,827 million (or 6.4 percent of total Chubb shareholders' equity at December 31, 2023).

The above estimates of Chubb's loss profile are inherently uncertain for many reasons, including the following:
- While the use of third-party modeling packages to simulate potential catastrophe losses is prevalent within the insurance industry, the models are reliant upon significant meteorology, seismology, and engineering assumptions to estimate catastrophe losses. In particular, modeled catastrophe events are not always a representation of actual events and ensuing additional loss potential;
- There is no universal standard in the preparation of insured data for use in the models, the running of the modeling software, and interpretation of loss output. These loss estimates do not represent our potential maximum exposures and it is highly likely that our actual incurred losses would vary materially from the modeled estimates;
- The potential effects of climate change add to modeling complexity; and
- Changing climate conditions could impact our exposure to natural catastrophe risks. Published studies by leading government, academic and professional organizations combined with extensive research by Chubb climate scientists reveal the potential for increases in the frequency and severity of key natural perils such as tropical cyclones, inland flood, and wildfire. To understand the potential impacts on the Chubb portfolio, we have conducted stress tests on our peak exposure zone, namely in the U.S., using parameters outlined by the Intergovernmental Panel on Climate Change (IPCC) Climate Change 2021 report. These parameters consider the impacts of climate change and the resulting climate peril impacts over a timescale relevant to our business. The tests are conducted by adjusting our baseline view of risk for the perils of hurricane, inland flood, and wildfire in the U.S. to reflect increases in frequency and severity across the modeled domains for each of these perils. Based on these tests against the Chubb portfolio we do not expect material impacts to our baseline PMLs from climate change through December 31, 2024. These tests reflect current exposures only and exclude potentially mitigating factors such as changes to building codes, public or private risk mitigation, regulation, and public policy.

Man-made and other catastrophes

We have substantial exposure to losses resulting from man-made catastrophes including terrorism, cyber-attack, financial events, and other catastrophe events, including pandemics. These events are inherently unpredictable and could impact a variety of our businesses, including commercial and personal lines, life insurance, A&H, and reinsurance products. Our losses from these events could be substantial.

Terrorism

We offer terrorism coverage in the U.S. and in many other countries through various insurance products. We actively monitor terrorism risk and manage exposures through set risk limits based on modeled losses from certain terrorism attack scenarios, the purchase of reinsurance, and the reliance on government-sponsored terrorism reinsurance programs. In the U.S., certain protections of our terrorism exposure are provided through the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA). In 2023, TRIPRA covers 81 percent of insured losses above a deductible, estimated to be approximately $3.2 billion. Refer to "Global Property Catastrophe Reinsurance Program" for information on our reinsurance protection purchased. At our largest exposure location in the U.S., our maximum modeled losses from a 10-ton truck-bomb explosion are estimated to be $2.1 billion pre-tax based on the exposures, net of reinsurance and TRIPRA, as of December 31, 2023.

Cyber Insurance

While frequency and severity trends are being managed through long-standing underwriting strategies, the potential catastrophe risk that aggregation of cyber exposures presents to insurers is unique and unprecedented. In contrast with natural catastrophe risks, catastrophic cyber event scenarios are not bound by time or geography. Further, catastrophic cyber perils do not have well-established definitions or fundamental physical properties. For these reasons, catastrophic cyber events have the inherent potential for significant economic loss. Although cyber risk does not represent a material component of our net premiums written and we engage in significant risk mitigation through our underwriting and use of reinsurance, we are exposed to material losses in the event of a systemic cyber-attack.

Financial Risk

The consequences of adverse global or regional market and economic conditions may affect our investment portfolio. Our investment portfolio is subject to credit or default risk and may also be less liquid in times of economic weakness or market disruptions. Our investments are subject to market risks and risks inherent in individual securities. Our investment performance is highly sensitive to many factors, including interest rates, inflation, monetary and fiscal policies, and domestic and international political conditions. The volatility of our losses may force us to liquidate securities, which may cause us to incur capital losses. Realized and unrealized losses in our investment portfolio would reduce our book value, and if significant, can affect our ability to conduct business.

Moreover, we have substantial exposure to insurance products which are sensitive to certain system-wide financial conditions, such as our financial lines, surety, political risk, involuntary loss of employment (outside U.S.), and trade credit products. These products tend to be characterized by infrequent but potentially high severity losses. The majority of our exposure in these products may be impacted by an adverse economic climate such as an economic recession or depression. If the financial condition of these insureds were adversely affected by the economy or otherwise, we may experience an increase in filed claims and may incur high severity losses, which could have an adverse effect on our results of operations. We monitor credit exposures to single counterparties and to sectors of interest from sources across our operations (e.g. investments, insurance products, reinsurance recoverable, bank deposits, letters of credit) and establish guidelines for credit risk exposure at the counterparty level. Our net income may be volatile because certain variable annuity reinsurance products sold expose us to reserve and fair value liability changes that are directly affected by market and other factors and assumptions.

Pandemic

An outbreak of pandemic disease, such as the COVID-19 pandemic, could have a materially adverse effect on our results of operations. The vast majority of our property and liability coverages do not provide coverage for pandemic claims. However, we are subject to the potential of aggregation of loss from coverages provided in our life, A&H, and workers' compensation portfolios. We assess our direct pandemic exposure using stress scenarios that consider mortality, morbidity, and other causes of insured loss such as trip cancellation. Our assessment also incorporates the impact of a severe economic downturn which, as stated above under Financial Risk, includes an adverse impact to our investment portfolio and to our insurance products sensitive to certain system-wide financial conditions.

Global Property Catastrophe Reinsurance Program

Chubb's core property catastrophe reinsurance program provides protection against natural catastrophes impacting its primary property operations (i.e., excluding our Global Reinsurance and Life Insurance segments).

We regularly review our reinsurance protection and corresponding property catastrophe exposures. This may or may not lead to the purchase of additional reinsurance prior to a program's renewal date. In addition, prior to each renewal date, we consider how much, if any, coverage we intend to buy and we may make material changes to the current structure in light of various factors, including modeled PML assessment at various return periods, reinsurance pricing, our risk tolerance and exposures, and various other structuring considerations.

Chubb renewed its Global Property Catastrophe Reinsurance Program for our North American and International operations effective April 1, 2023, through March 31, 2024, with no material changes in coverage to the expired program. The program consists of three layers in excess of losses retained by Chubb on a per occurrence basis. In addition, Chubb renewed its terrorism coverage (excluding nuclear, biological, chemical and radiation coverage, with an inclusion of coverage for biological and chemical coverage for personal lines) for the United States from April 1, 2023, through March 31, 2024, with the same limits and retention and percentage placed except that the majority of terrorism coverage is on an aggregate basis above our retentions without a reinstatement.

Effective September 1, 2023, Chubb purchased an additional layer of per occurrence coverage for named windstorms and earthquakes within Northeast states. Coverage is provided for losses for North American and international operations within the territory through August 31, 2024.

Loss Location	Layer of Loss	Comments	Notes
United States (excluding Alaska and Hawaii)	$0 million – $1.1 billion	Losses retained by Chubb	(a)
United States (excluding Alaska and Hawaii)	$1.1 billion – $1.25 billion	All natural perils and terrorism	(b)
United States (excluding Alaska and Hawaii)	$1.25 billion – $2.35 billion	All natural perils and terrorism	(c)
United States (excluding Alaska and Hawaii)	$2.35 billion – $3.5 billion	All natural perils and terrorism	(d)
United States (Northeast States Only)	$3.5 billion – $4.0 billion	Named windstorm and earthquake	(e)
International (including Alaska and Hawaii)	$0 million – $200 million	Losses retained by Chubb	(a)
International (including Alaska and Hawaii)	$200 million – $1.3 billion	All natural perils and terrorism	(c)
Alaska, Hawaii, and Canada	$1.3 billion – $2.45 billion	All natural perils and terrorism	(d)

(a) Ultimate retention will depend upon the nature of the loss and the interplay between the underlying per risk programs and certain other catastrophe programs purchased by individual business units. These other catastrophe programs have the potential to reduce our effective retention below the stated levels.

(b) These coverages are partially placed with Reinsurers.

(c) These coverages are both part of the same Second layer within the Global Property Catastrophe Reinsurance Program and are fully placed with Reinsurers.

(d) These coverages are both part of the same Third layer within the Global Property Catastrophe Reinsurance Program and are fully placed with Reinsurers.

(e) Northeast states are defined as Virginia to Maine. This coverage is fully placed with Reinsurers.

Political Risk and Credit Insurance

Political risk insurance is a specialized coverage that provides clients with protection against unexpected, catastrophic political or macroeconomic events, primarily in emerging markets. We participate in this market through our Bermuda based wholly-owned subsidiary Sovereign Risk Insurance Ltd. (Sovereign), and through a unit of our London-based CGM operation. Chubb is one of the world's leading underwriters of political risk and credit insurance, has a global portfolio spread across more than 150 countries and is also a member of The Berne Union. Our clients include financial institutions, national export credit agencies, leading multilateral agencies, private equity firms and multinational corporations. CGM writes political risk and credit insurance business out of underwriting offices in London, United Kingdom; Hamburg, Germany; Sao Paulo, Brazil; Singapore; Tokyo, Japan; and in the U.S. in the following locations: Chicago, New York, Los Angeles and Washington, D.C.

Our political risk insurance products provide protection to commercial lenders against defaults on cross border loans, cover investors against equity losses, and protect exporters against defaults on contracts. Commercial lenders, our largest client segment, are covered for missed scheduled loan repayments due to acts of confiscation, expropriation or nationalization by the host government, currency inconvertibility or exchange transfer restrictions, or war or other acts of political violence. In addition, in the case of loans to government-owned entities or loans that have a government guarantee, political risk policies cover scheduled payments against risks of non-payment or non-honoring of government guarantees. Private equity investors and corporations cover their equity investments against financial losses, such as expropriatory events, inability to repatriate dividends, and physical damage to their operations caused by covered political risk events. Our export contracts product provides coverage for both exporters and their financing banks against the risk of contract frustration due to government actions, including non-payment by governmental entities.

CGM's credit insurance businesses cover losses due to insolvency, protracted default, and political risk perils including export and license cancellation. Our credit insurance product provides coverage to larger companies that have sophisticated credit risk management systems, with exposure to multiple customers and that have the ability to self-insure losses up to a certain level through excess of loss coverage. It also provides coverage to trade finance banks, exporters, and trading companies, with exposure to trade-related financing instruments. CGM also has limited capacity for Specialist Credit insurance products which provide coverage for project finance and working capital loans for large corporations and banks.

We have implemented structural features in our policies in order to control potential losses within the political risk and credit insurance businesses. These include basic loss sharing features such as co-insurance and deductibles and, in the case of trade credit, the use of non-qualifying losses that drop smaller exposures deemed too difficult to assess. Ultimate loss severity is also limited by using waiting periods to enable the insurer and insured to mitigate losses and to agree on recovery strategies if a claim does materialize. We have the option to pay claims over the original loan repayment schedule, rather than in a lump sum, in order to provide insureds and the insurer additional time to remedy problems and work towards full recoveries. It is important to note that political risk and credit policies are named peril conditional insurance contracts, not financial guarantees, and claims are only paid after conditions and warranties are fulfilled. Political risk and credit insurance policies do not cover currency devaluations, bond defaults, movements in overseas equity markets, transactions deemed illegal, situations where corruption or misrepresentation has occurred, or debt that is not legally enforceable. In addition to assessing and mitigating potential exposure on a policy-by-policy basis, we also have specific risk management measures in place to manage overall exposure and risk. These measures include placing country, credit, and individual transaction limits based on country risk and credit ratings, combined single loss limits on multi-country policies, the use of quota share and excess of loss reinsurance protection as well as quarterly modeling and stress-testing of the portfolio. We have a dedicated Country and Credit Risk management team that is responsible for the portfolio.

Crop Insurance

We are, and have been since the 1980s, one of the leading writers of crop insurance in the U.S. and have conducted that business through a managing general agent subsidiary of Rain and Hail. We provide protection throughout the U.S. on a variety of crops and are therefore geographically diversified, which reduces the risk of exposure to a single event or a heavy accumulation of losses in any one region. Given its concentration of risk exposed to temperature, moisture, drought, hail and the more frequent and severe storms associated with climate change, crop insurance is a business with catastrophe-like features. Our crop insurance business comprises two components - Multiple Peril Crop Insurance (MPCI) and crop-hail insurance.

The MPCI program, offered in conjunction with the U.S. Department of Agriculture's Risk Management Agency (RMA), is a federal subsidized insurance program that covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, freeze, insects, and disease. These revenue products are defined as providing both commodity price and yield coverages. Policies are available for various crops in different areas of the U.S. and generally have deductibles ranging from 10 percent to 50 percent of the insured's risk. The USDA's Risk Management Agency (RMA) sets the policy terms and conditions, rates and forms, and is also responsible for setting compliance standards. As a participant in the MPCI program, we report all details of policies to the RMA and are party to a Standard Reinsurance Agreement (SRA). The SRA sets out the relationship between private insurance companies and the Federal Crop Insurance Corporation (FCIC) concerning the terms and conditions regarding the risks each will bear including the pro-rata and state stop-loss provisions, which allows companies to limit the exposure of any one state or group of states on their underwriting results. In addition to the pro-rata and excess of loss reinsurance protections inherent in the SRA, we purchase third-party proportional and stop-loss reinsurance for our MPCI business to reduce our exposure. We may also enter into crop derivative contracts to further manage our risk exposure.

Each year the RMA issues a final SRA for the subsequent reinsurance year (i.e., the 2024 SRA covers the 2024 reinsurance year from July 1, 2023 through June 30, 2024). There were no significant changes in the terms and conditions from the 2023 SRA and, therefore, the new SRA does not impact Chubb's outlook on the crop program relative to 2024.

We recognize net premiums written as soon as estimable on our MPCI business, which is generally when we receive acreage reports from the policyholders on the various crops throughout the U.S. This allows us to best determine the premium associated with the liability that is being planted. The MPCI program has specific timeframes as to when producers must report acreage to us, and in certain cases the reporting occurs after the close of the respective reinsurance year. Once the net premium written has been recorded, the premium is then earned over the growing season for the crops. A majority of the crops that are covered in the program are typically subject to the SRA in effect at the beginning of the year. Given the major crops covered in the program, we typically see a substantial written and earned premium impact in the second and third quarters.

The pricing of MPCI premium is determined using a number of factors including commodity prices and related volatility (i.e., both impact the amount of premium we can charge to the policyholder). For example, in most states, the pricing for the MPCI revenue product for corn (i.e., insurance coverage for lower than expected crop revenue in a given season) includes a factor based on the average commodity price in February. If corn commodity prices are higher in February, compared to the February price in the prior year, and all other factors are the same, the increase in price will increase the corn premium year-over-year. Pricing is also impacted by volatility factors, which measure the likelihood commodity prices will fluctuate over the crop year. For example, if volatility is set at a higher rate compared to the prior year, and all other factors are the same, the premium charged to the policyholder will be higher year-over-year for the same level of coverage.

Losses incurred on the MPCI business are determined using both commodity price and crop yield. With respect to commodity price, there are two important periods on a large portion of the business: the month of February when the initial premium base is set, and the month of October when the final harvest price is set. If the price declines from February to October, with yield remaining at normal levels, the policyholder may be eligible to recover on the policy. However, in most cases there are deductibles on these policies, therefore, the impact of a decline in price would have to exceed the deductible before a policyholder would be eligible to recover.

We evaluate our MPCI business at an aggregate level and the combination of all of our insured crops (both winter and summer) go into our underwriting gain or loss estimate in any given year. Typically, we do not have enough information on the harvest prices or crop yield outputs to quantify the preliminary estimated impact to our underwriting results until the fourth quarter.

Our crop-hail program is a private offering. Premium is earned on the crop-hail program over the coverage period of the policy. Given the very short nature of the growing season, most crop-hail business is typically written in the second and third quarters and the recognition of earned premium is also more heavily concentrated during this timeframe. We use industry data to develop our own rates and forms for the coverage offered. The policy primarily protects farmers against yield reduction caused by hail and/or fire, and related costs such as transit to storage. We offer various deductibles to allow the grower to partially self-insure for a reduced premium cost. We limit our crop-hail exposures through the use of township liability limits and third-party reinsurance on our net retained hail business.

Liquidity

Liquidity is a measure of a company's ability to generate cash flows sufficient to meet short-term and long-term cash requirements. As a holding company, Chubb Limited possesses assets that consist primarily of the stock of its subsidiaries and other investments. In addition to net investment income, Chubb Limited's cash flows depend primarily on dividends and other statutorily permissible payments. Historically, dividends and other statutorily permitted payments have come primarily from Chubb's Bermuda-based operating subsidiaries, which we refer to as our Bermuda subsidiaries. Our consolidated sources of funds consist primarily of net premiums written, fees, net investment income, and proceeds from sales and maturities of investments. Funds are used at our various companies primarily to pay claims, operating expenses, and dividends; to service debt; to purchase investments; and to fund acquisitions.

We anticipate that positive cash flows from operations (underwriting activities and investment income) should be sufficient to cover cash outflows under most loss scenarios for the near term. Should the need arise, we generally have access to capital markets and available credit facilities. Refer to "Credit Facilities" below for additional information. Our access to funds under the existing credit facility is dependent on the ability of the bank that is a party to the facility to meet its funding commitments. Should our existing credit provider experience financial difficulty, we may be required to replace credit sources, possibly in a difficult market. If we cannot obtain adequate capital or sources of credit on favorable terms, on a timely basis, or at all, our business, operating results, and financial condition could be adversely affected. To date, we have not experienced difficulty accessing our credit facility or establishing additional facilities when needed.

To further ensure the sufficiency of funds to settle unforeseen claims, we hold certain invested assets in cash and short-term investments. In addition, for certain insurance, reinsurance, or deposit contracts that tend to have relatively large and reasonably predictable cash outflows, we attempt to establish dedicated portfolios of assets that are duration-matched with the related liabilities. With respect to the duration of our overall investment portfolio, we manage asset durations to both maximize return given current market conditions and provide sufficient liquidity to cover future loss payments. At December 31, 2023, the average duration of our fixed maturities, including the effect of futures, options, and swaps, (4.8 years) approximates the average expected duration of our P&C insurance liabilities (3.9 years).

Despite our safeguards, if paid losses accelerate beyond our ability to fund such paid losses from current operating cash flows, we might need to either liquidate a portion of our investment portfolio or arrange for financing. Potential events causing such a liquidity strain could include several significant catastrophes occurring in a relatively short period of time, large uncollectible reinsurance recoverables on paid losses (as a result of coverage disputes, reinsurers' credit problems, or decreases in the value of collateral supporting reinsurance recoverables) or increases in collateral postings under our variable annuity reinsurance business. Because each subsidiary focuses on a more limited number of specific product lines than is collectively available from the Chubb Group of Companies, the mix of business tends to be less diverse at the subsidiary level. As a result, the probability of a liquidity strain, as described above, may be greater for individual subsidiaries than when liquidity is assessed on a consolidated basis. If such a liquidity strain were to occur in a subsidiary, we could be required to liquidate a portion of our investments, potentially at distressed prices, as well as be required to contribute capital to the particular subsidiary and/or curtail dividends from the subsidiary to support holding company operations.

The payment of dividends or other statutorily permissible distributions from our operating companies are subject to the laws and regulations applicable to each jurisdiction, as well as the need to maintain capital levels adequate to support the insurance and reinsurance operations, including financial strength ratings issued by independent rating agencies. During 2023, we were able to meet all our obligations, including the payments of dividends on our Common Shares, with our net cash flows.

We assess which subsidiaries to draw dividends from based on a number of factors. Considerations such as regulatory and legal restrictions as well as the subsidiary's financial condition are paramount to the dividend decision. Chubb Limited received dividends of $3.3 billion and $7.5 billion from its Bermuda subsidiaries in 2023 and 2022, respectively. Chubb Limited received cash dividends of $28 million and $32 million and non-cash dividends of $291 million and $348 million from Swiss subsidiaries in 2023 and 2022, respectively. Chubb Limited also received dividends of $134 million from its other international subsidiary in 2022.

The U.S. insurance subsidiaries of Chubb INA Holdings Inc. (Chubb INA) may pay dividends, without prior regulatory approval, subject to restrictions set out in state law of the subsidiary's domicile (or, if applicable, commercial domicile). Chubb INA's international subsidiaries are also subject to insurance laws and regulations particular to the countries in which the subsidiaries operate. These laws and regulations sometimes include restrictions that limit the amount of dividends payable without prior approval of regulatory insurance authorities. Chubb Limited received no dividends from Chubb INA in 2023 and 2022. Debt issued by Chubb INA is serviced by statutorily permissible distributions by Chubb INA's insurance subsidiaries to Chubb INA as well as other group resources. Chubb INA received cash dividends of $2.4 billion and $2.0 billion and non-cash dividends of $170 million and nil from its subsidiaries in 2023 and 2022, respectively. At December 31, 2023, the amount of dividends available to be paid to Chubb INA in 2024 from its subsidiaries without prior approval of insurance regulatory authorities totals $4.0 billion.

Cash Flows

Our insurance and reinsurance operations provide liquidity in that premiums are received in advance, sometimes substantially in advance, of the time claims are paid. Generally, cash flows are affected by claim payments that, due to the nature of our operations, may comprise large loss payments on a limited number of claims and which can fluctuate significantly from period to period. The irregular timing of these loss payments can create significant variations in cash flows from operations between periods. For additional information regarding estimates of future claim payments over the next twelve months, refer to our discussion of Cash Requirements within "Capital Resources". Sources of liquidity include cash from operations, routine sales of investments, and financing arrangements. The following is a discussion of our cash flows for 2023, 2022, and 2021.

Operating cash flows reflect Net income for each period, adjusted for non-cash items and changes in working capital. Operating cash flows were $12.6 billion in 2023, compared to $11.3 billion and $11.2 billion in 2022 and 2021, respectively. Operating cash flow increased $1.3 billion in 2023 compared to 2022, due to higher net investment income and net premiums collected, partially offset by higher net losses paid and income taxes paid. In addition, there were net proceeds from sales of consolidated investment products (CIP) from Huatai's asset management companies of $450 million.

Cash used for investing was $7.6 billion in 2023, compared to $5.7 billion and $6.7 billion in 2022 and 2021, respectively. Cash used for investing in the current year increased $1.9 billion in 2023 compared to 2022 due to higher net purchases of fixed maturities and equity securities of $7.5 billion, offset by a decrease in cash paid for acquisition of subsidiaries of $5.1 billion. In 2023, the incremental cash paid for the additional purchases of Huatai, net of cash acquired, was immaterial given that there were cash deposits made in the prior years. In 2022, cash paid for acquisition of subsidiaries primarily included the purchase of Cigna's business in Asia of $5.0 billion, net of cash acquired.

Cash used for financing was $4.5 billion in 2023, compared to $5.1 billion and $4.4 billion in 2022 and 2021, respectively. The decrease of $653 million in 2023 compared to 2022 is primarily from lower long-term debt repayments of $525 million and lower common shares repurchased of $483 million. This decrease in cash used for financing was partially offset by net CIP-related distributions to third-parties of $619 million. These CIPs are related to Huatai's asset management companies. Refer to Note 15 to the Consolidated Financial Statements for additional information on share repurchases.

Both internal and external forces influence our financial condition, results of operations, and cash flows. Claim settlements, premium levels, and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to us, and the settlement of the liability for that loss.

We use repurchase agreements as a low-cost funding alternative. At December 31, 2023, there were $2.8 billion, including variable interest entities balances of $1.0 billion, in repurchase agreements outstanding with various maturities over the next five months.

In addition to cash from operations, routine sales of investments, and financing arrangements, we have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs to enhance cash management efficiency during periods of short-term timing mismatches between expected inflows and outflows of cash by currency. The programs allow us to optimize investment income by avoiding portfolio disruption. In each program, participating Chubb entities establish deposit accounts in different currencies with the bank provider. Each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to all participating Chubb entities as needed, provided that the overall notionally pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. Chubb entities may incur overdraft balances as a means to address short-term liquidity needs. Any overdraft balances incurred under this program by a Chubb entity would be guaranteed by Chubb Limited (up to $300 million in the aggregate). Our syndicated letter of credit facility allows for same day drawings to fund a net pool overdraft should participating Chubb entities withdraw contributed funds from the pool.

Capital Resources

Capital resources consist of funds deployed or available to be deployed to support our business operations.

(in millions of U.S. dollars, except for percentages)	December 31, 2023	As Adjusted December 31, 2022
Short-term debt	$ 1,460	$ 475
Long-term debt	13,035	14,402
Total financial debt	14,495	14,877
Trust preferred securities	308	308
Total Chubb shareholders' equity	59,507	50,519
Total capitalization	$ 74,310	$ 65,704
Ratio of financial debt to total capitalization	19.5 %	22.6 %
Ratio of financial debt plus trust preferred securities to total capitalization	19.9 %	23.1 %

The ratios of financial debt to total capitalization in the table above are lower at December 31, 2023 compared to December 31, 2022 from the increase in shareholders' equity, principally reflecting strong net income and net unrealized appreciation on investments in the current year compared to net unrealized depreciation in 2022.

Repurchase agreements are excluded from the table above and are disclosed separately from short-term debt in the Consolidated balance sheets. The repurchase agreements are collateralized borrowings where we maintain the right and ability to redeem the collateral on short notice, unlike short-term debt which comprises the current maturities of our long-term debt instruments.

We believe our financial strength provides us with the flexibility and capacity to obtain available funds externally through debt or equity financing on both a short-term and long-term basis. Our ability to access the capital markets is dependent on, among other things, market conditions and our perceived financial strength. We have accessed both the debt and equity markets from time to time. We generally maintain the ability to issue certain classes of debt and equity securities via an unlimited Securities and Exchange Commission (SEC) shelf registration which is renewed every three years. This allows us capital market access for refinancing as well as for unforeseen or opportunistic capital needs. We also have a shelf registration statement which allows us to issue an unlimited amount of certain classes of debt and equity from time to time. This shelf registration statement expires in October 2024.

Securities Repurchases

From time to time, we repurchase shares as part of our capital management program. On July 19, 2021, the Board authorized a one-time incremental share repurchase program of up to $5.0 billion of Chubb Common Shares effective through June 30, 2022. In May 2022, the Board authorized the repurchase of up to $2.5 billion of Chubb Common Shares effective through June 30, 2023. In June 2023, the Board authorized the repurchase of up to $5.0 billion of Chubb's Common Shares effective July 1, 2023 with no expiration date.

Share repurchases may be made in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions. In 2023, 2022, and 2021 we repurchased $2.5 billion, $3.0 billion, and $4.9 billion, respectively, of Common Shares in a series of open market transactions under the Board share repurchase authorizations at an average per share price of $209.52, $201.96, and $175.85, respectively. For the period January 1, 2024 through February 22, 2024, we repurchased 269,450 Common Shares for a total of $67 million in a series of open market transactions under the share repurchase program authorization. At February 22, 2024, $3.6 billion in share repurchase authorization remained.

Common Shares

Our Common Shares had a par value of CHF 0.50 each at December 31, 2023.

As of December 31, 2023, there were 26,181,949 Common Shares in treasury with a weighted-average cost of $168.05 per share.

Under Swiss law, dividends must be stated in Swiss francs though dividend payments are made by Chubb in U.S. dollars.

At our May 2023 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.44 per share, expected to be paid in four quarterly installments of $0.86 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment. The Board will determine the record and payment dates at which the annual dividend may be paid until the date of the 2024 annual general meeting, and is authorized to abstain from distributing a dividend at its discretion. The first three quarterly installments each of $0.86 per share, have been distributed by the Board as expected.

At our May 2022 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.32 per share, which was paid in four quarterly installments of $0.83 per share at dates determined by the Board after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment.

Dividend distributions on Common Shares amounted to CHF 3.05 ($3.41) per share for the year ended December 31, 2023. Refer to Note 15 to the Consolidated Financial Statements for additional information on our dividends.

Cash Requirements

Our cash requirements within the next twelve months include claims payable to claimants and other routine obligations typical to our business. We also have commitments related to our limited partnerships as well as for the incremental ownership interests in Huatai Group. We expect the cash required to meet these obligations to be primarily generated through a combination of cash on hand, cash from operations, routine sales of investments, and financing arrangements. We believe these sources will be sufficient to meet our anticipated cash requirements for at least the next twelve months, while maintaining sufficient liquidity for normal operating purposes. We believe our financial strength provides us with the flexibility and capacity to obtain available funds externally through debt or equity financing on both a short-term and long-term basis, if necessary. At December 31, 2023, our long-term cash requirements under our various contractual obligations and commitments include:

• *Gross loss payments under insurance and reinsurance contracts* - We are obligated to pay claims under insurance and reinsurance contracts for specified loss events covered under those contracts. Total cash requirements are not determinable from underlying contracts and must be estimated. Gross loss payments under insurance and reinsurance contracts are estimated at $80.2 billion with $22.4 billion estimated due over the next twelve months. These estimated gross loss payments are inherently uncertain and the amount and timing of actual loss payments are likely to differ from these estimates and the differences could be material. Given the numerous factors and assumptions involved in both estimates of loss reserves and related estimates as to the timing of future loss payments, differences between actual and estimated loss payments will not necessarily indicate a commensurate change in ultimate loss estimates. Refer to Note 8 to the Consolidated Financial Statements for additional information.

• *Estimated payments for future policy benefits and market risk benefits* - Total estimated payments for future policy benefits and market risk benefits are estimated at $56.0 billion and $1.5 billion, respectively, with a total $2.9 billion estimated due over the next twelve months. These estimated payments, which are not determinable from the contracts, are gross of fees or premiums from the underlying contracts. These estimated payments are higher than the future policy benefits reserves and MRB liability presented on our Consolidated balance sheets which are discounted and are reflected net of fees and premiums due from the underlying contracts. The timing and amount of actual payments may vary from the estimates. Refer to Note 1 l) and Note 9 for additional information on future policy benefits, and Note 1 m) and Note 11 for additional information on market risk benefits.

• *Short-term and Long-term debt, trust preferred securities, and related interest payments* - Total obligations for short-term and long-term debt and trust preferred securities maturities are $14.6 billion with $1.5 billion due over the next twelve months. Interest payments related to these obligations total $6.1 billion with $0.5 billion due over the next twelve months. These estimates are based on current exchange rates. Refer to Note 13 to the Consolidated Financial Statements for additional information.

- *Commitments on invested assets* - Total obligations for commitments related to our invested assets are $7.2 billion with $2.1 billion due over the next twelve months. Refer to Note 14 to the Consolidated Financial Statements for additional information.

- *Pending acquisition* - Cash requirements for pending incremental shares in Huatai Group are approximately $245 million, based on current exchange rates, expected to be paid in the first quarter of 2024. The timing of completion is contingent upon important conditions. Refer to Note 2 to the Consolidated Financial Statements for additional information.

- *Deposit liabilities* - Total obligations for deposit liabilities, including contract holder deposit funds, are $13.5 billion with $827 million due over the next twelve months. Refer to Note 1 o) to the Consolidated Financial Statements for additional information.

- *Repurchase agreements* - We use repurchase agreements as a low-cost funding alternative. At December 31, 2023, there were $2.8 billion in repurchase agreements outstanding with various maturities over the next five months. Refer to Note 13 to the Consolidated Financial Statements for additional information.

- *Operating leases* - Total obligations for operating leases are $1.2 billion with $166 million estimated due over the next twelve months. Refer to Note 14 j) to the Consolidated Financial Statements for additional information. As of December 31, 2023, we entered into a separate lease for office space that is not yet recorded on our Consolidated balance sheets and is not included in the total obligations referenced above. The lease is expected to commence in December 2024 with an initial term of approximately 23 years. Total cash requirements are estimated at approximately $621 million over the term of the lease.

Ratings

Chubb Limited and its subsidiaries are assigned credit and financial strength (insurance) ratings from internationally recognized rating agencies, including S&P, A.M. Best, Moody's, and Fitch. The ratings issued on our companies by these agencies are announced publicly and are available directly from the agencies. Our Internet site (investors.chubb.com, under Financials/ Financial Strength Rating) also contains some information about our ratings, but such information on our website is not incorporated by reference into this report.

Financial strength ratings reflect the rating agencies' opinions of a company's claims paying ability. Independent ratings are one of the important factors that establish our competitive position in the insurance markets. The rating agencies consider many factors in determining the financial strength rating of an insurance company, including the relative level of statutory surplus necessary to support the business operations of the company. These ratings are based upon factors relevant to policyholders, agents, and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell, or hold securities.

Credit ratings assess a company's ability to make timely payments of principal and interest on its debt. It is possible that, in the future, one or more of the rating agencies may reduce our existing ratings. If one or more of our ratings were downgraded, we could incur higher borrowing costs, and our ability to access the capital markets could be impacted. In addition, our insurance and reinsurance operations could be adversely impacted by a downgrade in our financial strength ratings, including a possible reduction in demand for our products in certain markets. Also, we have insurance and reinsurance contracts which contain rating triggers. In the event the S&P or A.M. Best financial strength ratings of Chubb fall, we may be faced with the cancellation of premium or be required to post collateral on our underlying obligation associated with this premium.

Information provided in connection with outstanding debt of subsidiaries

Chubb INA Holdings Inc. (Subsidiary Issuer) is an indirect 100 percent-owned and consolidated subsidiary of Chubb Limited (Parent Guarantor). The Parent Guarantor fully and unconditionally guarantees certain of the debt of the Subsidiary Issuer.

The following table presents the condensed balance sheets of Chubb Limited and Chubb INA Holdings Inc., after elimination of investment in any non-guarantor subsidiary:

(in millions of U.S. dollars)	Chubb Limited (Parent Guarantor) December 31, 2023	As Adjusted December 31, 2022	Chubb INA Holdings Inc. (Subsidiary Issuer) December 31, 2023	As Adjusted December 31, 2022
Assets				
Investments	$ —	$ —	$ 103	$ 135
Cash	77	40	3	2
Due from parent guarantor/subsidiary issuer	441	2	—	586
Due from subsidiaries that are not issuers or guarantors	539	1,791	571	598
Other assets	12	16	2,785	2,106
Total assets	$ 1,069	$ 1,849	$ 3,462	$ 3,427
Liabilities				
Due to parent guarantor/subsidiary issuer	$ —	$ 586	$ 441	$ 2
Due to subsidiaries that are not issuers or guarantors	263	248	593	1,710
Affiliated notional cash pooling programs	594	252	455	1,496
Short-term debt	—	—	1,460	475
Long-term debt	—	—	13,035	14,402
Trust preferred securities	—	—	308	308
Other liabilities	657	616	1,496	1,305
Total liabilities	1,514	1,702	17,788	19,698
Total shareholders' equity	(445)	147	(14,326)	(16,271)
Total liabilities and shareholders' equity	$ 1,069	$ 1,849	$ 3,462	$ 3,427

The following table presents the condensed statements of operations and comprehensive income of Chubb Limited and Chubb INA Holdings Inc., excluding equity in earnings from non-guarantor subsidiaries:

Year Ended December 31, 2023 (in millions of U.S. dollars)	Chubb Limited (Parent Guarantor)	Chubb INA Holdings Inc. (Subsidiary Issuer)
Net investment income (loss)	$ (32)	$ (124)
Net realized gains (loss)	6	(100)
Administrative expenses	116	(4)
Interest (income) expense	(5)	436
Other (income) expense	(44)	82
Cigna integration expenses	—	3
Income tax benefit	(56)	(150)
Net loss	$ (37)	$ (591)
Comprehensive loss	$ (37)	$ (666)

Credit Facilities

As our Bermuda subsidiaries are non-admitted insurers and reinsurers in the U.S., the terms of certain U.S. insurance and reinsurance contracts require them to provide collateral, which can be in the form of letters of credit (LOCs). LOCs may also be used for general corporate purposes.

Should the need arise, we generally have access to capital markets and to credit facilities. In October 2022, we consolidated three syndicated facilities into a new group syndicated credit facility with increased capacity expiring in October 2027. Our letter of credit capacity for the new and existing facilities is $4.0 billion, $3.0 billion of which can be used for revolving credit. At December 31, 2023, our usage under these facilities was $948 million in LOCs. Our access to credit under these facilities is dependent on the ability of the banks that are a party to the facilities to meet their funding commitments. Should the existing credit providers on these facilities experience financial difficulty, we may be required to replace credit sources, possibly in a difficult market. If we cannot obtain adequate capital or sources of credit on favorable terms, on a timely basis, or at all, our business, operating results, and financial condition could be adversely affected. To date, we have not experienced difficulty accessing our credit facilities or establishing additional facilities when needed.

In the event we are required to provide alternative security to clients, the security could take the form of additional insurance trusts supported by our investment portfolio or funds withheld using our cash resources. The value of LOCs required is driven by, among other things, statutory liabilities reported by variable annuity guarantee reinsurance clients, loss development of existing reserves, the payment pattern of such reserves, the expansion of business, and loss experience of such business.

The facilities noted above require that we maintain certain financial covenants, all of which have been met at December 31, 2023. These covenants include:

(i) a minimum consolidated net worth of not less than $41.959 billion; and
(ii) a ratio of consolidated debt to total capitalization of not greater than 0.35 to 1.

At December 31, 2023, (a) the minimum consolidated net worth requirement under the covenant described in (i) above was $41.959 billion and our actual consolidated net worth, excluding noncontrolling interest, as calculated under that covenant was $66.3 billion and (b) our ratio of debt to total capitalization, as calculated under the covenant which excludes the fair value adjustment of debt acquired through the Chubb Corp acquisition and noncontrolling interest, was 0.19 to 1, which is below the maximum debt to total capitalization ratio of 0.35 to 1 as described in (ii) above.

Our failure to comply with the covenants under any credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize LOCs under such facility. Our failure to repay material financial obligations, as well as our failure with respect to certain other events expressly identified, would result in an event of default under the facility.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Sensitive Instruments and Risk Management
Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. We are exposed to potential losses from various market risks including changes in interest rates, equity prices, and foreign currency exchange rates. Further, through writing the GLB and GMDB products, collectively referred to as market risk benefits (MRB), we are exposed to volatility in the equity and credit markets, as well as interest rates. Our investment portfolio consists primarily of fixed income securities, denominated in both U.S. dollars and foreign currencies, which are sensitive to changes in interest rates and foreign currency exchange rates. The majority of our fixed income portfolio is classified as available-for-sale. The effect of market movements on our fixed maturities available-for-sale portfolio impacts Net income (through Net realized gains (losses)) when securities are sold, when we write down an asset, or when we record a change to the allowance for expected credit losses. Changes in interest rates and foreign currency exchange rates will have an immediate effect on Shareholders' equity and Comprehensive income and, in certain instances, Net income. The effect of market movements on fixed maturities related to consolidated investment products in the Huatai portfolio (Fixed maturities - CIP) impacts Net income (through Net realized gains (losses)). From time to time, we also use derivative instruments such as futures, options, swaps, and foreign currency forward contracts to manage the duration of our investment portfolio and foreign currency exposures and also to obtain exposure to a particular financial market. At December 31, 2023 and 2022, our notional exposure to derivative instruments was $10.4

billion and $9.8 billion, respectively. These instruments are recognized as assets or liabilities in our Consolidated Financial Statements and are sensitive to changes in interest rates, foreign currency exchange rates, and equity security prices. As part of our investing activities, from time to time we purchase to be announced mortgage backed securities (TBAs). Changes in the fair value of TBAs are included in Net realized gains (losses) and, therefore, have an immediate effect on both our Net income and Shareholders' equity.

We seek to mitigate market risk using a number of techniques, including maintaining and managing the assets and liabilities of our international operations consistent with the foreign currencies of the underlying insurance and reinsurance businesses, thereby limiting exchange rate risk to net assets denominated in foreign currencies. From time-to-time, we use derivatives to hedge planned cross border transactions and, beginning in September 2022, we designated certain derivatives to hedge foreign currency risk on our euro denominated debt and exposure in the net investments of certain foreign subsidiaries.

The following is a discussion of our primary market risk exposures at December 31, 2023. Our policies to address these risks in 2023 were not materially different from 2022. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Interest rate risk – fixed income portfolio and debt obligations
Our fixed income portfolio and debt obligations have exposure to interest rate risk. Changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions.

The following table presents the impact at December 31, 2023 and 2022, on the fair value of our fixed income portfolio of a hypothetical increase in interest rates of 100 bps applied instantly across the U.S. yield curve (an immediate time horizon was used as this presents the worst case scenario):

(in billions of U.S. dollars, except for percentages)	2023		2022	
Fair value of fixed income portfolio	$	114.9	$	98.6
Pre-tax impact of 100 bps increase in interest rates:				
Decrease in dollars	$	5.5	$	4.4
As a percentage of total fixed income portfolio at fair value		4.8 %		4.5 %

Changes in interest rates will have an immediate effect on Comprehensive income and Shareholders' equity for our available-for-sale portfolio but will not ordinarily have an immediate effect on Net income. Variations in market interest rates could produce significant changes in the timing of prepayments due to available prepayment options. For these reasons, actual results could differ from those reflected in the tables. Changes in interest rates for our fixed income – consolidated investment products will have an immediate impact on Net income (through Net realized gains (losses)).

Although our debt and trust preferred securities (collectively referred to as debt obligations) are reported at amortized cost and not adjusted for fair value changes, changes in interest rates could have a material impact on their fair value, albeit there would be no impact on our Consolidated Financial Statements.

The following table presents the impact at December 31, 2023 and 2022, on the fair value of our debt obligations of a hypothetical decrease in interest rates of 100 bps applied instantly across the U.S. yield curve (an immediate time horizon was used as this presents the worst case scenario):

(in billions of U.S. dollars, except for percentages)	2023		2022	
Fair value of debt obligations, including repurchase agreements	$	16.6	$	14.8
Pre-tax impact of 100 bps decrease in interest rates:				
Increase in dollars	$	1.1	$	1.1
As a percentage of total debt obligations at fair value		6.6 %		7.4 %

Foreign currency management

As a global company, Chubb entities transact business in multiple currencies. Our policy is to generally match assets, liabilities and required capital for each individual jurisdiction in local currency, which would include the use of derivatives.

The following table summarizes the unhedged portion of net assets (liabilities) in non-U.S. currencies at December 31, 2023 and 2022, and excludes noncontrolling interests:

(in millions of U.S. dollars, except for percentages)	2023 Value of net assets (liabilities)	2023 Exchange rate per USD	2022 Value of net assets (liabilities)	2022 Exchange rate per USD	2023 vs. 2022 % change in exchange rate per USD
Korean won (KRW) (x100)	$ 6,115	0.0775	$ 5,333	0.0793	(2.3)%
Chinese yuan renminbi (CNY)	5,172	0.1408	4,664	0.1450	(2.9)%
Canadian dollar (CAD)	2,362	0.7551	2,166	0.7378	2.3 %
Australian dollar (AUD)	1,661	0.6812	1,269	0.6813	—
Mexican peso (MXN)	973	0.0589	801	0.0513	14.9 %
Brazilian real (BRL)	718	0.2061	624	0.1892	8.9 %
New Taiwan dollar (TWD)	647	0.0327	880	0.0325	0.5 %
British pound sterling (GBP)	588	1.2731	486	1.2083	5.4 %
Baht (THB)	575	0.0292	522	0.0289	1.0 %
Euro (EUR) [1]	(1,835)	1.1039	(2,006)	1.0705	3.1 %
Other foreign currencies	1,952	various	2,106	various	NM
Value of unhedged portion of net assets denominated in foreign currencies [2]	$ 18,928		$ 16,845		
As a percentage of total net assets	31.8 %		33.3 %		
Pre-tax decrease to Chubb Shareholders' equity of a hypothetical 10 percent strengthening of the USD	$ 1,721		$ 1,531		

NM – not meaningful

[1]   Includes unhedged portion of euro denominated debt of $3.1 billion and net assets of $1.3 billion in 2023, and $3.0 billion and $1.0 billion, respectively, in 2022. Excludes hedged euro denominated debt of $1.6 billion in 2023 and 2022.

[2]   The unhedged net assets denominated in foreign currencies comprised goodwill and other intangible assets of approximately 54 percent and 37 percent at December 31, 2023 and 2022, respectively. The additional 17 percentage point increase in goodwill and other intangible assets was driven by the consolidation of Huatai Group in 2023.

In September 2022, Chubb entered into certain cross-currency swaps designated as fair value hedges and net investment hedges for foreign currency exposure associated with portions of our euro denominated debt and the net investment in certain foreign subsidiaries, respectively. These cross-currency swaps are agreements under which two counterparties exchange principal and interest payments in different currencies at a future date.

The objective of the fair value cross-currency swaps is to hedge euro 1.5 billion of the foreign currency risk on our euro denominated debt by converting cash flows back into the U.S dollar. The objective of the net investment cross-currency swaps is to hedge the foreign currency exposure in the net investments of certain foreign subsidiaries by converting cash flows from U.S. dollar to the British pound sterling (GBP 957 million), Japanese yen (JPY 43 billion), and Swiss franc (CHF 96 million). The hedged risk is designated as the foreign currency exposure arising between the functional currency of the foreign subsidiary and the functional currency of its parent entity. For additional information refer to Note 14 to the Consolidated Financial Statements.

Reinsurance of market risk benefits

Effective January 1, 2023, we adopted new U.S. GAAP accounting guidance for long-duration contracts that affected the accounting for guaranteed minimum death benefits (GMDB) and guaranteed living benefits (GLB) liabilities, collectively referred to as market risk benefits (MRB). MRB are measured at fair value using a valuation model based on current net exposures, market data, our experience, and other factors. Changes in fair value are recorded to Market risk benefits gains (losses) in the Consolidated statements of operations, except for the change in fair value due to a change in the instrument-specific credit risk which is recognized in Other comprehensive income. For additional information refer to Note 1 m) and Note 11 to the Consolidated Financial Statements, under Item 8.

Chubb views its MRB reinsurance business as having a similar risk profile to that of catastrophe reinsurance, with the probability of long-term economic loss relatively small at the time of pricing. Adverse changes in market factors and policyholder behavior will have an impact on both MRB gains (losses) and net income. When evaluating these risks, we expect to be compensated for taking both the risk of a cumulative long-term economic net loss, as well as the short-term accounting variations caused by these market movements. Therefore, we evaluate this business in terms of its long-term economic risk and reward.

The tables below are estimates of the sensitivities to instantaneous changes in economic inputs (e.g., equity shock, interest rate shock, etc.) at December 31, 2023, for both the fair value of the MRB liability (FVL) and the fair value of specific derivative instruments held (hedge value) to partially offset the risk in the MRB reinsurance portfolio. The following assumptions should be considered when using the below tables:

- Equity shocks impact all global equity markets equally

    - Our liabilities are sensitive to global equity markets in the following proportions: 80 percent—90 percent U.S. equity, and 10 percent—20 percent international equity.

    - Our current hedge portfolio is sensitive only to U.S. equity markets.

    - We would suggest using the S&P 500 index as a proxy for U.S. equity, and the MSCI EAFE index as a proxy for international equity.

- Interest rate shocks assume a parallel shift in the U.S. yield curve

    - Our liabilities are also sensitive to global interest rates at various points on the yield curve, mainly the U.S. Treasury curve in the following proportions: up to 15 percent short-term rates (maturing in less than 5 years), 15 percent—25 percent medium-term rates (maturing between 5 years and 10 years, inclusive), and 70 percent—80 percent long-term rates (maturing beyond 10 years).

    - A change in AA-rated credit spreads impacts the rate used to discount cash flows in the fair value model. AA-rated credit spreads are a proxy for both our own credit spreads and the credit spreads of the ceding insurers.

- The hedge sensitivity is from December 31, 2023, market levels and only applicable to the equity and interest rate sensitivities table below.

- The sensitivities do not scale linearly and may be proportionally greater for larger movements in the market factors. Actual sensitivity of our net income may differ from those disclosed in the tables below due to fluctuations in short-term market movements.

Sensitivities to equity and interest rate movements

(in millions of U.S. dollars)		Worldwide Equity Shock					
Interest Rate Shock		+10 %	Flat	-10 %	-20 %	-30 %	-40%
+100 bps	(Increase)/decrease in FVL	$ 283	$ 187	$ 73	$ (69)	$ (263)	$ (507)
	Increase/(decrease) in hedge value	(119)	—	119	239	358	478
	Increase/(decrease) in net income	$ 164	$ 187	$ 192	$ 170	$ 95	$ (29)
Flat	(Increase)/decrease in FVL	$ 113	$ —	$ (135)	$ (313)	$ (539)	$ (813)
	Increase/(decrease) in hedge value	(119)	—	119	239	358	478
	Increase/(decrease) in net income	$ (6)	$ —	$ (16)	$ (74)	$ (181)	$ (335)
-100 bps	(Increase)/decrease in FVL	$ (100)	$ (231)	$ (398)	$ (608)	$ (860)	$ (1,160)
	Increase/(decrease) in hedge value	(119)	—	119	239	358	478
	Increase/(decrease) in net income	$ (219)	$ (231)	$ (279)	$ (369)	$ (502)	$ (682)

Sensitivities to Other Economic Variables	AA-rated Credit Spreads		Interest Rate Volatility		Equity Volatility	
(in millions of U.S. dollars)	+100 bps	-100 bps	+2 %	-2 %	+2 %	-2%
(Increase)/decrease in FVL	$ 54	$ (61)	$ (1)	$ 1	$ (18)	$ 17
Increase/(decrease) in net income	$ 54	$ (61)	$ (1)	$ 1	$ (18)	$ 17

Market Risk Benefits Net Amount at Risk

All our MRB reinsurance treaties include annual or aggregate claim limits and many include an aggregate deductible which limit the net amount at risk under these programs. The tables below present the net amount at risk at December 31, 2023, following an immediate change in equity market levels, assuming all global equity markets are impacted equally.

a) Reinsurance covering the GMDB risk only

(in millions of U.S. dollars)	Equity Shock					
	+20 %	Flat	-20%	-40%	-60%	-80%
GMDB net amount at risk	$ 233	$ 252	$ 478	$ 685	$ 668	$ 544
Claims at 100% immediate mortality	136	148	151	141	129	115

The treaty limits function as a ceiling as equity markets fall. As the shocks in the table above become incrementally more negative, the impacts begin to drop due to the specific nature of these claim limits, many of which are annual claim limits calculated as a percentage of the reinsured account value. There is also an impact due to a portion of the reinsurance under which claims are positively correlated to equity markets (claims decrease as equity markets fall).

b) Reinsurance covering the GLB risk only

(in millions of U.S. dollars)	Equity Shock					
	+20 %	Flat	-20%	-40%	-60%	-80%
GLB net amount at risk	$ 846	$ 1,136	$ 1,596	$ 2,121	$ 2,486	$ 2,767

The treaty limits cause the net amount at risk to increase at a declining rate as equity markets fall.

c) Reinsurance covering both the GMDB and GLB risks on the same underlying policyholders

(in millions of U.S. dollars)	Equity Shock					
	+20 %	Flat	-20%	-40%	-60%	-80%
GMDB net amount at risk	$ 41	$ 48	$ 59	$ 69	$ 78	$ 85
GLB net amount at risk	351	436	546	668	790	817
Claims at 100% immediate mortality	30	29	29	29	29	29

The treaty limits cause the GMDB and GLB net amount at risk to increase at a declining rate as equity markets fall.

ITEM 8. Financial Statements and Supplementary Data
The financial statements and supplementary data are included in this Form 10-K commencing on page F-1.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

ITEM 9A. Controls and Procedures
Chubb's management, with the participation of Chubb's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Chubb's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2023. Based upon that evaluation, Chubb's Chief Executive Officer and Chief Financial Officer concluded that Chubb's disclosure controls and procedures are effective in allowing information required to be disclosed in reports filed under the Securities Exchange Act of 1934 to be recorded, processed, summarized, and reported within time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Chubb's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Effective July 1, 2023, Chubb discontinued the equity method of accounting to its investment in Huatai Group and applied consolidation accounting. As of and for the year ended December 31, 2023, Huatai Group represented approximately 1 percent of consolidated revenues and approximately 7 percent of total assets. We currently exclude, and are in the process of working to incorporate, Huatai Group in our evaluation of internal controls over financial reporting, and related disclosure controls and procedures.

Other than working to incorporate Huatai Group, as noted above, there have been no changes in Chubb's internal controls over financial reporting during the three months ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, Chubb's internal controls over financial reporting. Chubb's management report on internal control over financial reporting is included on page F-3 and PricewaterhouseCoopers LLP's audit report is included on pages F-4, F-5, and F-6.

ITEM 9B. Other Information
On December 20, 2023, John J. Lupica, Vice Chairman, Chubb Group, and President, North America Insurance, adopted a "Rule 10b5-1 trading arrangement" as defined under Item 408 of SEC Regulation S-K. The trading arrangement provides for (i) the sale of up to 8,985 shares of Chubb's common stock and (ii) the potential exercise of 25,479 stock options expiring December 20, 2025, and the associated sale of up to 25,479 shares of Chubb's common stock. The arrangement is scheduled to expire on December 20, 2025, subject to earlier termination in accordance with its terms, or upon the completion of all authorized transactions under the plan.

During the three months ended December 31, 2023, no other director or officer of Chubb (as defined in Rule 16a-1(f) under the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of SEC Regulation S-K.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Item not applicable.

ITEM 10. Directors, Executive Officers and Corporate Governance

Information pertaining to this item is incorporated by reference to the sections entitled "Agenda Item 5 - Election of the Board of Directors", "Corporate Governance - Delinquent Section 16(a) Reports", "Corporate Governance - The Board of Directors - Director Nomination Process", and "Corporate Governance - The Committees of the Board - Audit Committee" of the definitive proxy statement for the 2024 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A. Also incorporated herein by reference is the text under the caption "Information about our Executive Officers" appearing at the end of Part I Item 1 of the Annual Report on Form 10-K.

Code of Ethics

Chubb has adopted a Code of Conduct, which sets forth standards by which all Chubb employees, officers, and directors must abide as they work for Chubb. Chubb has posted this Code of Conduct on its Internet site (about.chubb.com/governance.html). Chubb intends to disclose on its Internet site any amendments to, or waivers from, its Code of Conduct that are required to be publicly disclosed pursuant to the rules of the SEC or the New York Stock Exchange.

ITEM 11. Executive Compensation

This item is incorporated by reference to the sections entitled "Executive Compensation", "Compensation Committee Report" and "Director Compensation" of the definitive proxy statement for the 2024 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This item is incorporated by reference to the sections entitled "Information About Our Share Ownership" and "Agenda Item 11 - Approval of the Amended and Restated Chubb Limited Employee Stock Purchase Plan" of the definitive proxy statement for the 2024 Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

This item is incorporated by reference to the sections entitled "Corporate Governance - What Is Our Related Party Transactions Approval Policy And What Procedures Do We Use To Implement It?", "Corporate Governance - What Related Party Transactions Do We Have?", and "Corporate Governance - The Board of Directors - Director Independence" of the definitive proxy statement for the 2024 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

ITEM 14. Principal Accounting Fees and Services

This item is incorporated by reference to the section entitled "Agenda Item 4 – Election of Auditors – 4.2 – Ratification of appointment of PricewaterhouseCoopers LLP (United States) as independent registered public accounting firm for purposes of U.S. securities law reporting" of the definitive proxy statement for the 2024 Annual General Meeting of Shareholders which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a)   Financial Statements, Schedules, and Exhibits

		Page
1.	**Consolidated Financial Statements**	
–	Management's Responsibility for Financial Statements and Internal Control over Financial Reporting	F-3
–	Report of Independent Registered Public Accounting Firm	F-4
–	Consolidated Balance Sheets at December 31, 2023 and 2022	F-7
–	Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2023, 2022, and 2021	F-8
–	Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022, and 2021	F-9
–	Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021	F-10
–	Notes to Consolidated Financial Statements	F-11
2.	**Financial Statement Schedules**	
–	Schedule I - Summary of Investments - Other Than Investments in Related Parties at December 31, 2023	F-117
–	Schedule II - Condensed Financial Information of Registrant (Parent Company Only) at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022, and 2021	F-118
–	Schedule IV - Supplemental Information Concerning Reinsurance for the years ended December 31, 2023, 2022, and 2021	F-120
–	Schedule VI - Supplementary Information Concerning Property and Casualty Operations as of and for the years ended December 31, 2023, 2022, and 2021	F-121

Other schedules have been omitted as they are not applicable to Chubb, or the required information has been included in the Consolidated Financial Statements and related notes.

3.   Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
3.1	Articles of Association of the Company, as amended and restated	8-K	3.1	May 17, 2023	
3.2	Organizational Regulations of the Company, as amended	10-K	3.2	February 24, 2023	
4.1	Articles of Association of the Company, as amended and restated	8-K	4.1	May 17, 2023	
4.2	Organizational Regulations of the Company, as amended	10-K	3.2	February 24, 2023	
4.3	Specimen share certificate representing Common Shares	8-K	4.3	July 18, 2008	
4.4	Indenture, dated March 15, 2002, between ACE Limited and Bank One Trust Company, N.A.	8-K	4.1	March 22, 2002	
4.5	Senior Indenture, dated August 1, 1999, among ACE INA Holdings, Inc., ACE Limited and Bank of New York Mellon Trust Company, N.A. (as successor), as trustee	S-3 ASR	4.4	December 10, 2014	
4.6	Indenture, dated November 30, 1999, among ACE INA Holdings, Inc. and Bank One Trust Company, N.A., as trustee	10-K	10.38	March 29, 2000	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
4.7	Indenture, dated December 1, 1999, among ACE INA Holdings, Inc., ACE Limited and Bank One Trust Company, National Association, as trustee	10-K	10.41	March 29, 2000	
4.8	Amended and Restated Trust Agreement, dated March 31, 2000, among ACE INA Holdings, Inc., Bank One Trust Company, National Association, as property trustee, Bank One Delaware Inc., as Delaware trustee and the administrative trustees named therein	10-K	4.17	March 16, 2006	
4.9	Common Securities Guarantee Agreement, dated March 31, 2000	10-K	4.18	March 16, 2006	
4.10	Capital Securities Guarantee Agreement, dated March 31, 2000	10-K	4.19	March 16, 2006	
4.11	Description of the Registrant's Securities				X
4.12	Form of 4.15 percent Senior Notes due 2043	8-K	4.2	March 13, 2013	
4.13	First Supplemental Indenture dated as of March 13, 2013 to the Indenture dated as of August 1, 1999 among ACE INA Holdings, Inc., as Issuer, ACE Limited, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee	8-K	4.3	March 13, 2013	
4.14	Form of 3.35 percent Senior Notes due 2024	8-K	4.1	May 27, 2014	
4.15	Form of 3.150 percent Senior Notes due 2025	8-K	4.1	March 16, 2015	
4.16	Form of Global Note for the 3.050% Senior Notes due 2061	8-K	4.3	November 18, 2021	
4.17	Form of 3.35 percent Senior Notes due 2026	8-K	4.3	November 3, 2015	
4.18	Form of 4.35 percent Senior Notes due 2045	8-K	4.4	November 3, 2015	
4.19	First Supplemental Indenture to the Chubb Corp Senior Indenture dated as of January 15, 2016 to the Indenture dated as of October 25, 1989 among ACE INA Holdings, Inc., as Successor Issuer, ACE Limited, as Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K	4.1	January 15, 2016	
4.20	Chubb Corp Senior Indenture (incorporated by reference to Exhibit 4(a) to Chubb Corp's Registration Statement on Form S-3 filed on October 27, 1989) (File No. 33-31796)	S-3	4(a)	October 27, 1989	
4.21	Chubb Corp Junior Subordinated Indenture (incorporated by reference to Exhibit 4.1 to Chubb Corp's Current Report on Form 8-K filed on March 30, 2007) (File No. 001-08661)	8-K	4.1	March 30, 2007	
4.22	Form of 6.80 percent Chubb Corp Debentures due 2031 (incorporated by reference to Exhibit 4(a) to Chubb Corp's Registration Statement on Form S-3 filed on October 27, 1989) (File No. 33-31796)	S-3	4(a)	October 27, 1989	
4.23	Form of 6.00 percent Chubb Corp Senior Notes due 2037 (incorporated by reference to Exhibit 4.1 to Chubb Corp's Current Report on Form 8-K filed on May 11, 2007) (File No. 001-08661)	8-K	4.1	May 11, 2007	
4.24	Form of 6.50 percent Chubb Corp Senior Notes due 2038 (incorporated by reference to Exhibit 4.2 to Chubb Corp's Current Report on Form 8-K filed on May 6, 2008) (File No. 001-08661)	8-K	4.2	May 6, 2008	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
4.25	Procedures regarding the registration of shareholders in the share register of Chubb Limited	10-K	4.32	February 28, 2017	
4.26	Form of Officer's Certificate related to the 1.550% Senior Notes due 2028 and 2.500% Senior Notes due 2038	8-K	4.1	March 6, 2018	
4.27	Form of Global Note for the 1.550% Senior Notes due 2028	8-K	4.2	March 6, 2018	
4.28	Form of Global Note for the 2.500% Senior Notes due 2038	8-K	4.3	March 6, 2018	
4.29	Form of Officer's Certificate related to the 0.875% Senior Notes due 2027 and 1.400% Senior Notes due 2031	8-K	4.1	June 17, 2019	
4.30	Form of Global Note for the 0.875% Senior Notes due 2027	8-K	4.2	June 17, 2019	
4.31	Form of Global Note for the 1.400% Senior Notes due 2031	8-K	4.3	June 17, 2019	
4.32	Form of Officer's Certificate related to the 0.300% Senior Notes due 2024 and 0.875% Senior Notes due 2029	8-K	4.1	December 5, 2019	
4.33	Form of Global Note for the 0.300% Senior Notes due 2024	8-K	4.2	December 5, 2019	
4.34	Form of Global Note for the 0.875% Senior Notes due 2029	8-K	4.3	December 5, 2019	
4.35	Form of Officer's Certificate related to the 1.375% Senior Notes due 2030	8-K	4.1	September 17, 2020	
4.36	Form of Global Note for the 1.375% Senior Notes due 2030	8-K	4.2	September 17, 2020	
4.37	Form of Officer's Certificate related to the 2.850% Senior Notes due 2051 and the 3.050% Senior Notes due 2061	8-K	4.1	November 18, 2021	
4.38	Form of Global Note for the 2.850% Senior Notes due 2051	8-K	4.2	November 18, 2021	
10.1*	Form of Indemnification Agreement between the Company and the directors of the Company, dated August 13, 2015	10-K	10.1	February 26, 2016	
10.2	Credit Agreement for $1,000,000,000 Senior Unsecured Letter of Credit Facility, dated as of November 6, 2012, among ACE Limited, and certain subsidiaries and Wells Fargo Bank, National Association as Administrative Agent, the Swingline Bank and an Issuing Bank	10-K	10.13	February 28, 2013	
10.3*	Amendment No. 3 to The Chubb Corporation Key Employee Deferred Compensation Plan (2005)	10-K	10.32	February 28, 2013	
10.4*	Pension Excess Benefit Plan of The Chubb Corporation	10-K	10.77	February 25, 2021	
10.5*	Chubb US Deferred Compensation Plan (as amended and restated effective January 1, 2023)	10-K	10.79	February 24, 2023	
10.6*	Employment Terms dated December 8, 2020, between Chubb Limited and Peter Enns [personal email removed]	10-K	10.76	February 24, 2022	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.7*	Form of employment agreement between the Company (or subsidiaries of the Company) and executive officers of the Company to allocate a percentage of aggregate salary to the Company (or subsidiaries of the Company)	8-K	10.1	July 16, 2008	
10.8*	Outside Directors Compensation Parameters				X
10.9*	Amendment No. 2 to The Chubb Corporation Key Employee Deferred Compensation Plan (2005)	10-K	10.20	March 2, 2009	
10.10*	Aircraft Time Sharing Agreement, dated as of September 19, 2022, between Chubb INA Holdings Inc. and Evan G. Greenberg [certain information omitted]	10-Q	10.1	October 28, 2022	
10.11*	The Chubb Corporation Key Employee Deferred Compensation Plan (2005)	8-K	10.9	March 9, 2005	
10.12*	ACE USA Officer Deferred Compensation Plan (as amended and restated effective January 1, 2011)	10-Q	10.7	October 30, 2013	
10.13*	Chubb Limited Clawback Policy				X
10.14*	First Amendment to the Amended and Restated ACE USA Officers Deferred Compensation Plan	10-K	10.28	February 25, 2010	
10.15*	Form of Swiss Mandatory Retirement Benefit Agreement (for Swiss-employed named executive officers)	10-Q	10.2	May 7, 2010	
10.16*	Amendment One to The Chubb Corporation Key Employee Deferred Compensation Plan (2005)	8-K	10.1	September 12, 2005	
10.17*	ACE Limited Elective Deferred Compensation Plan (as amended and restated effective January 1, 2011)	10-Q	10.5	October 30, 2013	
10.18*	Deferred Compensation Plan amendments, effective January 1, 2009	10-K	10.40	February 27, 2009	
10.19*	ACE USA Supplemental Employee Retirement Savings Plan (see exhibit 10.6 to Form 10-Q filed with the SEC on May 15, 2000)	10-Q	10.6	May 15, 2000	
10.20*	Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive	10-K	10.97	February 23, 2018	
10.21*	Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-K	10.96	February 23, 2018	
10.22*	ACE USA Supplemental Employee Retirement Savings Plan (as amended and restated)	10-K	10.46	February 27, 2009	
10.23*	First Amendment to the Amended and Restated ACE USA Supplemental Employee Retirement Savings Plan	10-K	10.39	February 25, 2010	
10.24*	The ACE Limited 1995 Outside Directors Plan (as amended through the Seventh Amendment)	10-Q	10.1	August 14, 2003	
10.25*	ACE Limited 2004 Long-Term Incentive Plan (as amended through the Fifth Amendment)	8-K	10	May 21, 2010	
10.26*	ACE Limited 2004 Long-Term Incentive Plan (as amended through the Sixth Amendment)	8-K	10.1	May 20, 2013	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.27*	Chubb Deferred Stock Unit Plan				X
10.28*	Director Restricted Stock Award Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.1	November 9, 2009	
10.29*	Form of Performance Based Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-Q	10.1	May 2, 2023	
10.30*	Form of Performance Based Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers	10-Q	10.2	May 2, 2023	
10.31*	Chubb Limited 2016 Long-Term Incentive Plan, as amended and restated	8-K	10.1	May 24, 2021	
10.32*	Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.3	October 30, 2013	
10.33*	Amendment No. 4 to the Pension Excess Benefit Plan of The Chubb Corporation	10-K	10.8	February 25, 2021	
10.34*	Amendments to the Chubb U.S. Supplemental Employee Retirement Plan, the Chubb U.S. Deferred Compensation Plan, and Pension Excess Benefit Plan of The Chubb Corporation	10-K	10.81	February 25, 2021	
10.35*	Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.4	October 30, 2013	
10.36*	Form of Restricted Stock Unit Award Terms (for outside directors) under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.2	November 7, 2007	
10.37*	Form of Restricted Stock Unit Award Terms (for outside directors) under the ACE Limited 2004 Long-Term Incentive Plan	10-Q	10.2	August 7, 2009	
10.38*	Amendment No. 2 to the Pension Excess Benefit Plan of The Chubb Corporation	10-K	10.78	February 25, 2021	
10.39*	Amendment No. 3 to the Pension Excess Benefit Plan of The Chubb Corporation	10-K	10.79	February 25, 2021	
10.40*	Form of Incentive Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan for Swiss Executive Management	10-K	10.71	February 27, 2015	
10.41*	Form of Non-Qualified Stock Option Terms under the ACE Limited 2004 Long-Term Incentive Plan for Swiss Executive Management	10-K	10.72	February 27, 2015	
10.42*	Form of Executive Management Non-Competition Agreement	10-Q	10.1	July 28, 2023	
10.43	Commitment Increase Agreement to increase the credit capacity under the Credit Agreement originally entered into on November 6, 2012 to $1,500,000,000 under the Senior Unsecured Letter of Credit Facility, dated as of December 11, 2015, among ACE Limited, and certain subsidiaries, and Wells Fargo Bank, National Association as Administrative Agent, the Swingline Bank and an Issuing Bank	10-K	10.72	February 26, 2016	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Original Number	Date Filed	
10.44*	Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive	10-K	10.95	February 23, 2018	
10.45*	Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan	10-Q	10.2	August 5, 2016	
10.46*	Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan	10-Q	10.3	August 5, 2016	
10.47*	Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan	10-Q	10.4	August 5, 2016	
10.48*	Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan	10-Q	10.5	August 5, 2016	
10.49*	Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-Q	10.6	August 5, 2016	
10.50*	Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-Q	10.7	August 5, 2016	
10.51*	Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-Q	10.8	August 5, 2016	
10.52*	Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-Q	10.9	August 5, 2016	
10.53*	Chubb Limited Employee Stock Purchase Plan, as amended and restated	S-8	4.4	May 25, 2017	
10.54*	Director Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan	10-Q	10.1	August 3, 2017	
10.55	Amended and Restated Credit Agreement for $1,000,000,000 Senior Unsecured Letter of Credit Facility, dated as of October 25, 2017, among Chubb Limited, and certain subsidiaries and Wells Fargo Bank, National Association as Administrative Agent, the Swingline Bank and an Issuing Bank	10-K	10.88	February 23, 2018	
10.56	Second Amended and Restated Credit Agreement for $3,000,000,000 Senior Unsecured Letter of Credit Facility, dated as of October 6, 2022, among Chubb Limited, and certain subsidiaries and Wells Fargo Bank, National Association as Administrative Agent, the Swingline Bank and an Issuing Bank	10-K	10.56	February 24, 2022	
10.57*	Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers	10-K	10.89	February 23, 2018	
10.58*	Form of Restricted Stock Award Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers	10-K	10.90	February 23, 2018	
10.59*	Form of Non-Qualified Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Executive Officers	10-K	10.92	February 23, 2018	
10.60*	Form of Restricted Stock Unit Award Terms under the Chubb Limited 2016 Long-Term Plan for Executive Officers	10-K	10.93	February 23, 2018	
10.61*	Form of Incentive Stock Option Terms under the Chubb Limited 2016 Long-Term Incentive Plan for Swiss Executive Management	10-K	10.94	February 23, 2018	
21.1	Subsidiaries of the Company				X
22.1	Guaranteed Securities				X

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm				X
31.1	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002				X
31.2	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002				X
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002				X
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002				X
97.1*	Chubb Limited Erroneously Awarded Incentive-Based Compensation Recovery Policy				X
97.2*	Chubb INA Holdings Inc. Erroneously Awarded Incentive-Based Compensation Recovery Policy				X
101	The following financial information from Chubb Limited's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2023, 2022, and 2021; (iii) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022, and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021; and (v) Notes to the Consolidated Financial Statements				X
104	The Cover Page Interactive Data File formatted in Inline XBRL (The cover page XBRL tags are embedded in the Inline XBRL document and included in Exhibit 101)				

* Management contract, compensatory plan or arrangement

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHUBB LIMITED

By: /s/ Peter C. Enns

Peter C. Enns
Executive Vice President and Chief Financial Officer

February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Evan G. Greenberg **Evan G. Greenberg**	Chairman, Chief Executive Officer, and Director	February 23, 2024
/s/ Peter C. Enns **Peter C. Enns**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 23, 2024
/s/ Annmarie T. Hagan **Annmarie T. Hagan**	Chief Accounting Officer (Principal Accounting Officer)	February 23, 2024
/s/ Michael G. Atieh **Michael G. Atieh**	Director	February 23, 2024
/s/ Kathy Bonanno **Kathy Bonanno**	Director	February 23, 2024
/s/ Nancy K. Buese **Nancy K. Buese**	Director	February 23, 2024
/s/ Sheila P. Burke **Sheila P. Burke**	Director	February 23, 2024
/s/ Michael P. Connors **Michael P. Connors**	Director	February 23, 2024
/s/ Michael L. Corbat **Michael L. Corbat**	Director	February 23, 2024
/s/ Robert J. Hugin **Robert J. Hugin**	Director	February 23, 2024
/s/ Robert W. Scully **Robert W. Scully**	Director	February 23, 2024
/s/ Theodore E. Shasta **Theodore E. Shasta**	Director	February 23, 2024
/s/ David H. Sidwell **David H. Sidwell**	Director	February 23, 2024
/s/ Olivier Steimer **Olivier Steimer**	Director	February 23, 2024
/s/ Frances F. Townsend **Frances F. Townsend**	Director	February 23, 2024

CHUBB LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

Chubb Limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

The consolidated financial statements of Chubb Limited (Chubb) were prepared by management, which is responsible for their reliability and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed estimates and judgments of management. Financial information elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Board of Directors (Board), operating through its Audit Committee, which is composed entirely of directors who are not officers or employees of Chubb, provides oversight of the financial reporting process and safeguarding of assets against unauthorized acquisition, use or disposition. The Audit Committee annually recommends the appointment of an independent registered public accounting firm and submits its recommendation to the Board for approval.

The Audit Committee meets with management, the independent registered public accountants and the internal auditor; approves the overall scope of audit work and related fee arrangements; and reviews audit reports and findings. In addition, the independent registered public accountants and the internal auditor meet separately with the Audit Committee, without management representatives present, to discuss the results of their audits; the adequacy of Chubb's internal control; the quality of its financial reporting; and the safeguarding of assets against unauthorized acquisition, use or disposition.

The consolidated financial statements have been audited by an independent registered public accounting firm, PricewaterhouseCoopers LLP, which has been given access to all financial records and related data, including minutes of all meetings of the Board and committees of the Board. Chubb believes that all representations made to our independent registered public accountants during their audits were valid and appropriate.

Management's Report on Internal Control over Financial Reporting

The management of Chubb is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2023, management has evaluated the effectiveness of Chubb's internal control over financial reporting based on the criteria for effective-internal control over financial reporting established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management has concluded that Chubb's internal control over financial reporting was effective as of December 31, 2023.

In conducting our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, we have excluded the consolidation of Huatai Group as permitted by the guidance issued by the Office of the Chief Accountant of the Securities and Exchange Commission (not to extend one year beyond the date of acquisition or one annual reporting period). Effective July 1, 2023, Chubb discontinued the equity method of accounting to its investment in Huatai Group and applied consolidation accounting. As of and for the year ended December 31, 2023, Huatai's assets represented 7 percent of consolidated assets and revenues represented 1 percent of consolidated revenues. See Note 2 for further discussion of this acquisition and its impact on Chubb's Consolidated financial statements.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements of Chubb included in this Annual Report, has issued a report on the effectiveness of Chubb's internal controls over financial reporting as of December 31, 2023. The report, which expresses an unqualified opinion on the effectiveness of Chubb's internal control over financial reporting as of December 31, 2023, is included in this Item under "Report of Independent Registered Public Accounting Firm" and follows this statement.

/s/ Evan G. Greenberg	/s/ Peter C. Enns
Evan G. Greenberg	Peter C. Enns
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chubb Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Chubb Limited and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Huatai Group from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during 2023. We have also excluded Huatai Group from our audit of internal control over financial reporting. Huatai Group is a subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 7 percent and 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Unpaid Losses and Loss Expenses, Net of Reinsurance

As described in Note 8 to the consolidated financial statements, as of December 31, 2023, the Company's liability for unpaid losses and loss expenses, net of reinsurance, was $62.2 billion. The majority of the Company's net unpaid losses and loss expenses arise from the Company's long-tail casualty business (such as general liability and professional liability), U.S. sourced workers' compensation, asbestos-related, environmental pollution and other exposures with high estimation uncertainty. The process of establishing loss and loss expense reserves requires the use of estimates and judgments based on circumstances underlying the insured loss at the date of accrual. The judgments involved in projecting the ultimate losses include the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate. The reserves for the various product lines each require different qualitative and quantitative assumptions and judgments, including changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to the Company's insured parties.

The principal considerations for our determination that performing procedures relating to the valuation of unpaid losses and loss expenses, net of reinsurance, from the long-tail and other exposures as described above, is a critical audit matter are (i) the significant judgment by management in determining the reserve liability, which in turn led to a high degree of auditor subjectivity and judgment in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating the audit evidence relating to the actuarial reserving methods and assumptions related to extrapolation of actual historical data, loss development patterns, industry data, other benchmarks, and the impact of qualitative and quantitative subjective assumptions and judgments; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of unpaid losses and loss expenses, net of reinsurance, including controls over the selection of actuarial reserving methods and development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in performing one or a combination of procedures, including (i) independently estimating reserves on a sample basis using actual historical data and loss development patterns, as well as industry data and other benchmarks, to develop an independent estimate and comparing the independent estimate to management's actuarially determined reserves and (ii) evaluating the appropriateness of management's actuarial reserving methods and the reasonableness of the aforementioned assumptions, as well as assessing qualitative adjustments to carried reserves and the consistency of management's approach period-over-period. Performing these procedures involved testing the completeness and accuracy of data provided by management.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, PA

February 23, 2024

We have served as the Company's auditor since 1985, which includes periods before the Company became subject to SEC reporting requirements.

CONSOLIDATED BALANCE SHEETS
Chubb Limited and Subsidiaries

(in millions of U.S. dollars, except share and per share data)	December 31, 2023	As Adjusted December 31, 2022
Assets		
Investments		
Short-term investments, at fair value (amortized cost – $4,551 and $4,962) (includes variable interest entities (VIE) balances of $217 and nil)	$ 4,551	$ 4,960
Fixed maturities available-for-sale, at fair value, net of valuation allowance – $156 and $169 (amortized cost – $111,128 and $93,355)	106,571	85,220
Fixed maturities held to maturity, at amortized cost, net of valuation allowance – nil and $34 (fair value – nil and $8,439)	—	8,848
Private debt held-for-investment, at amortized cost, net of valuation allowance – $4 and nil	2,553	—
Equity securities, at fair value (includes VIE balances of $1,078 and nil)	3,455	827
Private equities (includes VIE balances of $21 and nil)	14,078	12,355
Other investments (includes VIE balances of $3,773 and nil)	5,527	1,341
Total investments	136,735	113,551
Cash, including restricted cash $172 and $115 (includes VIE balances of $117 and nil)	2,621	2,127
Securities lending collateral	1,299	1,523
Accrued investment income	1,086	941
Insurance and reinsurance balances receivable, net of valuation allowance – $53 and $52	13,379	11,933
Reinsurance recoverable on losses and loss expenses, net of valuation allowance – $367 and $351	19,952	18,859
Reinsurance recoverable on policy benefits	280	302
Deferred policy acquisition costs	7,152	6,031
Value of business acquired	3,674	3,702
Goodwill	19,686	16,228
Other intangible assets	6,775	5,441
Deferred tax assets	1,741	—
Prepaid reinsurance premiums	3,221	3,136
Investments in partially-owned insurance companies	191	2,507
Separate account assets	5,573	5,190
Other assets (includes VIE balances of $33 and nil)	7,317	7,546
Total assets	$ 230,682	$ 199,017
Liabilities		
Unpaid losses and loss expenses	$ 80,122	$ 75,747
Unearned premiums	22,051	19,713
Future policy benefits	13,888	10,476
Market risk benefits	771	800
Policyholders' account balances	7,462	3,140
Separate account liabilities	5,573	5,190
Insurance and reinsurance balances payable	8,302	7,780
Securities lending payable	1,299	1,523
Accounts payable, accrued expenses, and other liabilities (includes VIE balances of $18 and nil)	8,332	7,148
Deferred tax liabilities	1,555	377
Repurchase agreements (includes VIE balances of $1,009 and nil)	2,833	1,419
Short-term debt	1,460	475
Long-term debt	13,035	14,402
Trust preferred securities	308	308
Total liabilities	166,991	148,498
Commitments and contingencies (refer to Note 14)		
Shareholders' equity		
Common Shares (CHF 0.50 and 24.15 par value; 431,451,586 and 446,376,614 shares issued; 405,269,637 and 414,594,856 shares outstanding)	241	10,346
Common Shares in treasury (26,181,949 and 31,781,758 shares)	(4,400)	(5,113)
Additional paid-in capital	15,665	7,166
Retained earnings	54,810	48,305
Accumulated other comprehensive income (loss) (AOCI)	(6,809)	(10,185)
Total Chubb shareholders' equity	59,507	50,519
Noncontrolling interests (includes VIE balances of $2,705 and nil)	4,184	—
Total shareholders' equity	63,691	50,519
Total liabilities and shareholders' equity	$ 230,682	$ 199,017

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
Chubb Limited and Subsidiaries

For the years ended December 31, 2023, 2022, and 2021					As Adjusted	
(in millions of U.S. dollars, except per share data)		**2023**		2022		2021
Revenues						
Net premiums written	$	**47,361**	$	41,720	$	37,827
Increase in unearned premiums		**(1,649)**		(1,360)		(1,535)
Net premiums earned		**45,712**		40,360		36,292
Net investment income		**4,937**		3,742		3,456
Net realized gains (losses)		**(607)**		(1,085)		1,030
Market risk benefits gains (losses)		**(307)**		80		91
Total revenues		**49,735**		43,097		40,869
Expenses						
Losses and loss expenses		**24,100**		22,572		21,030
Policy benefits (includes remeasurement gains of $19, $3, and nil)		**3,628**		2,314		1,740
Policy acquisition costs		**8,259**		7,339		6,758
Administrative expenses		**4,007**		3,395		3,135
Interest expense		**672**		570		492
Other (income) expense		**(836)**		89		(2,367)
Amortization of purchased intangibles		**310**		285		287
Cigna integration expenses		**69**		48		—
Total expenses		**40,209**		36,612		31,075
Income before income tax		**9,526**		6,485		9,794
Income tax expense		**511**		1,239		1,269
Net income	$	**9,015**	$	5,246	$	8,525
Net loss attributable to noncontrolling interests		**(13)**		—		—
Net income attributable to Chubb	$	**9,028**	$	5,246	$	8,525
Other comprehensive income (loss)						
Change in:						
Unrealized appreciation (depreciation)	$	**3,448**	$	(10,578)	$	(2,938)
Current discount rate on future policy benefits		**84**		1,480		387
Instrument-specific credit risk on market risk benefits		**2**		33		27
Cumulative foreign currency translation adjustment		**(13)**		(911)		(505)
Other, including postretirement benefit liability adjustment		**157**		(100)		522
Other comprehensive income (loss), before income tax		**3,678**		(10,076)		(2,507)
Income tax (expense) benefit related to OCI items		**(317)**		965		366
Other comprehensive income (loss)		**3,361**		(9,111)		(2,141)
Comprehensive income (loss)		**12,376**		(3,865)		6,384
Comprehensive loss attributable to noncontrolling interests		**(28)**		—		—
Comprehensive income (loss) attributable to Chubb	$	**12,404**	$	(3,865)	$	6,384
Earnings per share						
Basic earnings per share attributable to Chubb	$	**21.97**	$	12.50	$	19.38
Diluted earnings per share attributable to Chubb	$	**21.80**	$	12.39	$	19.24

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Chubb Limited and Subsidiaries

For the years ended December 31, 2023, 2022, and 2021			As Adjusted	
(in millions of U.S. dollars)	**2023**	2022	2021
Common Shares				
Balance – beginning of year	$ **10,346**	$ 10,985	$ 11,064
Par value reduction	**(9,759)**	—	—
Cancellation of treasury shares	**(346)**	(639)	(79)
Balance – end of year	**241**	10,346	10,985
Common Shares in treasury				
Balance – beginning of year	**(5,113)**	(7,464)	(3,644)
Common Shares repurchased	**(2,478)**	(3,014)	(4,861)
Cancellation of treasury shares	**2,869**	4,983	590
Net shares issued under employee share-based compensation plans	**322**	382	451
Balance – end of year	**(4,400)**	(5,113)	(7,464)
Additional paid-in capital				
Balance – beginning of year	**7,166**	8,478	9,815
Net shares issued under employee share-based compensation plans	**(192)**	(173)	(179)
Exercise of stock options	**(20)**	(43)	(52)
Share-based compensation expense	**322**	283	286
Par value reduction	**9,759**	—	—
Net increase due to acquisitions	**31**	—	—
Funding of dividends declared to Retained earnings	**(1,401)**	(1,379)	(1,392)
Balance – end of year	**15,665**	7,166	8,478
Retained earnings				
Balance – beginning of year	**48,305**	47,403	39,337
Cumulative effect of adoption of accounting standards	**—**	—	52
Balance – beginning of year, as adjusted	**48,305**	47,403	39,389
Net income attributable to Chubb	**9,028**	5,246	8,525
Cancellation of treasury shares	**(2,523)**	(4,344)	(511)
Funding of dividends declared from Additional paid-in capital	**1,401**	1,379	1,392
Dividends declared on Common Shares	**(1,401)**	(1,379)	(1,392)
Balance – end of year	**54,810**	48,305	47,403
Accumulated other comprehensive income (loss) (AOCI)				
Balance – beginning of year	**(10,185)**	(1,074)	2,869
Cumulative effect of adoption of accounting standards	**—**	—	(1,802)
Balance – beginning of year, as adjusted	**(10,185)**	(1,074)	1,067
Other comprehensive income (loss)	**3,376**	(9,111)	(2,141)
Balance – end of year	**(6,809)**	(10,185)	(1,074)
Total Chubb shareholders' equity	$ **59,507**	$ 50,519	$ 58,328
Noncontrolling interests				
Balance – beginning of year	$ **—**	$ —	$ —
Net increase due to acquisitions	**4,212**	—	—
Net loss attributable to noncontrolling interests	**(13)**	—	—
Other comprehensive loss attributable to noncontrolling interests	**(15)**	—	—
Balance – end of year	$ **4,184**	$ —	$ —
Total shareholders' equity	$ **63,691**	$ 50,519	$ 58,328

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Chubb Limited and Subsidiaries

For the years ended December 31, 2023, 2022, and 2021

(in millions of U.S. dollars)	2023		2022		2021 (As Adjusted)
Cash flows from operating activities					
Net income	$	9,015	$ 5,246	$	8,525
Adjustments to reconcile net income to net cash flows from operating activities					
Net realized (gains) losses		607	1,085		(1,030)
Market risk benefits (gains) losses		307	(80)		(91)
Amortization of premiums/discounts on fixed maturities		(148)	189		332
Amortization of purchased intangibles		310	285		287
Equity in net income of partially-owned entities		(867)	(1)		(2,435)
Deferred income taxes		(1,124)	318		(84)
Unpaid losses and loss expenses		3,470	4,259		5,178
Unearned premiums		1,377	1,435		1,252
Future policy benefits		848	333		1,040
Insurance and reinsurance balances payable		(155)	446		582
Accounts payable, accrued expenses, and other liabilities		(735)	(68)		(2,423)
Income taxes		128	(149)		48
Insurance and reinsurance balances receivable		(1,072)	(696)		(984)
Reinsurance recoverable		(498)	(1,737)		(1,949)
Deferred policy acquisition costs		(1,100)	(396)		(422)
Net sales of investments by consolidated investment products		450	—		—
Other		1,819	789		3,325
Net cash flows from operating activities		12,632	11,258		11,151
Cash flows from investing activities					
Purchases of fixed maturities available-for-sale		(28,672)	(27,844)		(30,222)
Purchases of fixed maturities held to maturity		(208)	(618)		(594)
Purchases of equity securities		(1,395)	(895)		(1,167)
Sales of fixed maturities available-for-sale		14,593	16,855		6,596
Sales of equity securities		1,084	4,615		1,018
Maturities and redemptions of fixed maturities available-for-sale		7,026	9,415		17,361
Maturities and redemptions of fixed maturities held to maturity		708	1,712		1,964
Net change in short-term investments		1,169	(1,452)		1,175
Net derivative instruments settlements		(153)	(84)		(219)
Private equity contributions		(2,024)	(2,649)		(2,471)
Private equity distributions		1,164	1,017		1,421
Acquisition of subsidiaries (net of cash acquired of $560, $366, and nil)		(34)	(5,166)		(1,184)
Net deconsolidations of consolidated investment products		(17)	—		—
Other		(889)	(560)		(337)
Net cash flows used for investing activities		(7,648)	(5,654)		(6,659)
Cash flows from financing activities					
Dividends paid on Common Shares		(1,394)	(1,375)		(1,401)
Common Shares repurchased		(2,411)	(2,894)		(4,861)
Proceeds from issuance of long-term debt		—	—		1,576
Proceeds from issuance of repurchase agreements		4,984	4,510		1,858
Repayment of long-term debt		(475)	(1,000)		—
Repayment of repurchase agreements		(4,728)	(4,508)		(1,858)
Proceeds from share-based compensation plans		212	264		300
Policyholder contract deposits		645	488		513
Policyholder contract withdrawals		(458)	(521)		(457)
Third-party capital invested into consolidated investment products		126	—		—
Third-party capital distributed by consolidated investment products		(745)	—		—
Other		(245)	(106)		(81)
Net cash flows used for financing activities		(4,489)	(5,142)		(4,411)
Effect of foreign currency rate changes on cash and restricted cash		(1)	(146)		(106)
Net increase (decrease) in cash and restricted cash		494	316		(25)
Cash and restricted cash – beginning of year		2,127	1,811		1,836
Cash and restricted cash – end of year	$	2,621	$ 2,127	$	1,811
Supplemental cash flow information					
Taxes paid	$	1,465	$ 1,242	$	1,298
Interest paid	$	553	$ 552	$	492

See accompanying notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Chubb Limited and Subsidiaries

1. Summary of significant accounting policies

a) Basis of presentation

Chubb Limited is a holding company incorporated in Zurich, Switzerland. Chubb Limited, through its subsidiaries, provides a broad range of insurance and reinsurance products to insureds worldwide. Our results are reported through the following business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. Refer to Note 19 for additional information.

The accompanying Consolidated Financial Statements, which include the accounts of Chubb Limited and its subsidiaries (collectively, Chubb, we, us, or our), over which Chubb exercises control, including Huatai Group, our majority-owned subsidiary, and minority-owned entities such as variable interest entities (VIEs) in which Chubb is considered the primary beneficiary. Noncontrolling interests on the consolidated financial statements represent the portion of majority-owned subsidiaries and VIEs in which we do not have direct equity ownership. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and, in the opinion of management, reflect all adjustments necessary for a fair statement of the results and financial position for such periods. All significant intercompany accounts and transactions, including internal reinsurance transactions, have been eliminated.

On July 1, 2023, Chubb discontinued equity method accounting for its investment in Huatai Group upon obtaining a controlling interest and applied consolidation accounting. Therefore, effective July 1, 2023, business activity for, and the financial position of, Huatai Group is reported at 100 percent on the Consolidated Financial Statements. At December 31, 2023, our aggregate ownership interest in Huatai Group was approximately 76.5 percent. Refer to Note 2 for additional information on the acquisition of Huatai Group. The relevant amounts attributable to shareholders other than Chubb are reflected in the Consolidated Financial Statements under the captions Noncontrolling interests, Net income (loss) attributable to noncontrolling interests, and Comprehensive income (loss) attributable to noncontrolling interests.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amounts included in the Consolidated Financial Statements reflect our best estimates and assumptions; actual amounts could differ materially from these estimates. Chubb's principal estimates include:

- unpaid loss and loss expense reserves, including long-tail asbestos and environmental (A&E) reserves and non-A&E casualty exposures;

- future policy benefits reserves;

- the valuation of value of business acquired (VOBA);

- the assessment of risk transfer for certain structured insurance and reinsurance contracts;

- reinsurance recoverable, including a valuation allowance for uncollectible reinsurance;

- the valuation of the investment portfolio and assessment of valuation allowance for expected credit losses;

- the valuation of deferred income taxes;

- the valuation and amortization of purchased intangibles; and

- the assessment of goodwill for impairment.

b) Premiums

Premiums are generally recorded as written upon inception of the policy. For multi-year policies for which premiums written are payable in annual installments, only the current annual premium is included as written at policy inception due to the ability of the insured/reinsured to commute or cancel coverage within the policy term. The remaining annual premiums are recorded as written at each successive anniversary date within the multi-year term.

For property and casualty (P&C) insurance and reinsurance products, premiums written are primarily earned on a pro-rata basis over the policy terms to which they relate. Unearned premiums represent the portion of premiums written applicable to the unexpired portion of the policies in force. For retrospectively-rated policies, written premiums are adjusted to reflect expected ultimate premiums consistent with changes to incurred losses, or other measures of exposure as stated in the policy, and earned over the policy coverage period.

Mandatory reinstatement premiums assessed on reinsurance policies are earned in the period of the loss event that gave rise to the reinstatement premiums. All remaining unearned premiums are recognized over the remaining coverage period.

Premiums from long-duration contracts such as certain traditional term life, whole life, endowment, and long-duration personal accident and health (A&H) policies are generally recognized as revenue when due from policyholders. Traditional life policies include those contracts with fixed and guaranteed premiums and benefits. Benefits and expenses are recognized in relation to insurance in force resulting in the recognition of profit over the life of the contracts.

Retroactive loss portfolio transfer (LPT) contracts in which the insured loss events occurred prior to contract inception are evaluated to determine whether they meet criteria for reinsurance accounting. If reinsurance accounting is appropriate, written premiums are fully earned and corresponding losses and loss expenses recognized at contract inception. These contracts can cause significant variances in gross premiums written, net premiums written, net premiums earned, and net incurred losses in the years in which they are written. Reinsurance contracts sold not meeting the criteria for reinsurance accounting are recorded using the deposit method.

Reinsurance premiums assumed are based on information provided by ceding companies supplemented by our own estimates of premium when we have not received ceding company reports. Estimates are reviewed and adjustments are recorded in the period in which they are determined. Premiums are earned over the coverage terms of the related reinsurance contracts and range from one to three years.

c) Deferred policy acquisition costs (DAC)

Policy acquisition costs consist of commissions (direct and ceded), premium taxes, and certain underwriting costs related directly to the successful acquisition of new or renewal insurance contracts. Amortization is recorded in Policy acquisition costs in the Consolidated statements of operations.

Short-duration contracts

Policy acquisition costs are amortized ratably over the period the related premiums are earned. Policy acquisition costs are reviewed to determine if they are recoverable from future income including investment income. Unrecoverable policy acquisition costs are expensed in the period identified.

Long-duration contracts

Policy acquisition costs are grouped by contract type and issue year into cohorts consistent with the groupings used in estimating the associated liability and are expensed on a constant level basis over the expected term of the related contracts to approximate straight-line amortization at the contract level. The constant level basis used for amortization is the insurance in-force and is projected using the same assumptions used in estimating the liability for future policy benefits. If those projected assumptions change in future periods, they will be reflected in the cohort level amortization basis at that time. Unexpected changes in the in-force portfolio, due to variances in mortality and lapse experience, are recognized over the contract term. Changes in future mortality and lapse assumptions are also recognized prospectively over the remaining expected contract term.

Advertising costs are expensed as incurred except for direct-response campaigns that qualify for cost deferral. Qualified expenses include individual direct-response marketing campaigns where we can demonstrate the campaigns have specifically resulted in incremental sales to customers and such sales have probable future economic benefits. Any costs directly related to the marketing campaigns are deferred, included with other policy acquisition costs, and expensed as a component of Policy acquisition costs using the same amortization basis.

d) Value of business acquired (VOBA)

As part of business combination accounting, a VOBA intangible asset is established upon the acquisition of blocks of long-duration contracts. This intangible represents the present value of estimated net cash flows for the in-force contracts as of the acquisition date. VOBA is amortized as a component of Policy acquisition costs in the Consolidated statements of operations in relation to the profit emergence of the underlying acquired contracts. The valuation of VOBA is based on many factors including mortality, morbidity, persistency, investment yields, expenses, and discount rate. The VOBA intangible is tested for recoverability at least annually using a premium deficiency test. Unrecoverable VOBA is expensed in the period identified.

e) Reinsurance

Chubb assumes and cedes reinsurance with other insurance companies to provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve Chubb of its primary obligation to policyholders.

For both ceded and assumed reinsurance, risk transfer requirements must be met in order to account for a contract as reinsurance, principally resulting in the recognition of cash flows under the contract as premiums and losses. To meet risk transfer requirements, a reinsurance contract must include insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. To assess risk transfer for certain contracts, Chubb generally develops expected discounted cash flow analyses at contract inception. Deposit accounting is used for contracts that do not meet risk transfer requirements.

Reinsurance recoverable includes balances due from reinsurance companies for paid and unpaid losses and loss expenses and future policy benefits that will be recovered from reinsurers, based on contracts in force. The method for determining the reinsurance recoverable on unpaid losses and loss expenses incurred but not reported (IBNR) involves actuarial estimates consistent with those used to establish the associated liability for unpaid losses and loss expenses as well as a determination of Chubb's ability to cede unpaid losses and loss expenses under the terms of the reinsurance agreement.

Reinsurance recoverable is presented net of a valuation allowance for uncollectible reinsurance determined based upon a review of the financial condition of reinsurers and other factors. The valuation allowance for uncollectible reinsurance is based on an estimate of the reinsurance recoverable balance that will ultimately be unrecoverable due to reinsurer insolvency, a contractual dispute, or any other reason. The valuation of this allowance includes several judgments including certain aspects of the allocation of reinsurance recoverable on IBNR claims by reinsurer and a default analysis to estimate uncollectible reinsurance. The primary components of the default analysis are reinsurance recoverable balances by reinsurer, net of collateral, and default factors used to determine the portion of a reinsurer's balance deemed uncollectible. The definition of collateral for this purpose requires some judgment and is generally limited to assets held in a Chubb-only beneficiary trust, letters of credit, and liabilities held with the same legal entity for which Chubb believes there is a contractual right of offset. The determination of the default factor is principally based on the financial strength rating of the reinsurer. Default factors require considerable judgment and are determined using the current financial strength rating, or rating equivalent, of each reinsurer as well as other key considerations and assumptions. Changes in the valuation allowance for uncollectible reinsurance recoverables are recorded in Losses and loss expenses in the Consolidated statements of operations. The more significant considerations to calculate the valuation allowance include, but are not necessarily limited to, the following:

- For reinsurers that maintain a financial strength rating from a major rating agency, and for which recoverable balances are considered representative of the larger population (i.e., default probabilities are consistent with similarly rated reinsurers and payment durations conform to averages), the financial rating is based on a published source and the default factor is based on published default statistics of a major rating agency applicable to the reinsurer's particular rating class. When a recoverable is expected to be paid in a brief period of time by a highly rated reinsurer, such as certain property catastrophe claims, a default factor may not be applied;

- For balances recoverable from reinsurers that are both unrated by a major rating agency and for which management is unable to determine a credible rating equivalent based on a parent, affiliate, or peer company, we determine a rating equivalent based on an analysis of the reinsurer that considers an assessment of the creditworthiness of the particular entity, industry benchmarks, or other factors as considered appropriate. We then apply the applicable default factor for that rating class. For balances recoverable from unrated reinsurers for which the ceded reserve is below a certain threshold, we generally apply a default factor of 34 percent, consistent with published statistics of a major rating agency;

- For balances recoverable from reinsurers that are either insolvent or under regulatory supervision, we establish a default factor and resulting valuation allowance for uncollectible reinsurance based on reinsurer-specific facts and circumstances. Upon initial notification of an insolvency, we generally recognize an expense for a substantial portion of all balances outstanding, net of collateral, through a combination of write-offs of recoverable balances and increases to the valuation allowance for uncollectible reinsurance. When regulatory action is taken on a reinsurer, we generally recognize a default factor by estimating an expected recovery on all balances outstanding, net of collateral. When sufficient credible information becomes available, we adjust the valuation allowance for uncollectible reinsurance by establishing a default factor pursuant to information received; and

- For other recoverables, management determines the valuation allowance for uncollectible reinsurance based on the specific facts and circumstances.

The methods used to determine the reinsurance recoverable balance and related valuation allowance for uncollectible reinsurance are regularly reviewed and updated, and any resulting adjustments are reflected in earnings in the period identified.

The methods used to determine the valuation allowance for uncollectible high deductible recoverable amounts and valuation allowance for insurance and reinsurance balances receivable are similar to the processes used to determine the valuation allowance for uncollectible reinsurance recoverable. For information on high deductible policies, refer to section k) Unpaid losses and loss expenses, below.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired coverage terms of the reinsurance contracts in-force.

f) Investments
Fixed maturities, equity securities, and short-term investments
Fixed maturities are classified as available-for-sale (AFS) and are reported at fair value, net of a valuation allowance for credit losses, with changes in fair value recorded as a separate component of AOCI in Shareholders' equity. Prior to June 2023, we classified securities for which we had the ability and intent to hold to maturity or redemption as held to maturity (HTM), and reported these securities at amortized cost, net of a valuation allowance for credit losses. In June 2023, we determined that we no longer had the intent to hold securities in HTM portfolio until maturity. As a result, our entire HTM portfolio was transferred to the AFS portfolio. Refer to Note 3 a) for additional information.

Equity securities are reported at fair value with changes in fair value recorded in Net realized gains (losses) on the Consolidated statements of operations.

Short-term investments comprise securities due to mature within one year of the date of purchase and are recorded at fair value which typically approximates cost.

Interest, dividend income, and amortization of fixed maturity market premiums and discounts, related to these securities are recorded in Net investment income, net of investment management and custody fees, in the Consolidated statements of operations. Realized gains or losses on sales of investments are determined on a first-in, first-out basis.

For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively. Prepayment fees or call premiums that are only payable when a security is called prior to its maturity are earned when received and reflected in Net investment income.

Valuation allowance for fixed income securities
Management evaluates expected credit losses (ECL) for AFS securities when fair value is below amortized cost. AFS securities are evaluated for potential credit loss on an individual security level but the evaluation may use assumptions consistent with expectations of credit losses for a group of similar securities. If management has the intent to sell or will be required to sell the security before recovery, the entire impairment loss will be recorded through income to Net realized gains and losses. If management does not have the intent to sell or will not be required to sell the security before recovery, an allowance for credit losses is established and is recorded through income to Net realized gains and losses, and the non-credit loss portion is recorded through other comprehensive income.

Examples of criteria that are collectively evaluated to determine if a credit loss has occurred include the following:

- The extent to which the fair value is less than amortized cost;

- Adverse conditions related to the security, industry, or geographic area;

- Downgrades in the security's credit rating by a rating agency; and

- Failure of the issuer to make scheduled principal or interest payments.

AFS securities that meet any one of the criteria included above will be subject to a discounted cash flow analysis by comparing the present value of expected future cash flows with the amortized cost basis. Projected cash flows are driven primarily by assumptions regarding probability of default and the timing and amount of recoveries associated with defaults. Chubb developed the projected cash flows using market data, issuer-specific information, and credit ratings. In combination with contractual cash flows and the use of historical default and recovery data by Moody's Investors Service (Moody's) rating category we generate expected cash flows using the average cumulative issuer-weighted global default rates by letter rating.

If the present value of expected future cash flows is less than the amortized cost, a credit loss exists and an allowance for credit losses will be recognized. If the present value of expected future cash flows is equal to or greater than the amortized cost basis, management will conclude an expected credit loss does not exist.

Management reviews credit losses and the valuation allowance for expected credit losses each quarter. When all or a portion of a fixed maturity security is identified to be uncollectible and written off, the valuation allowance for expected credit losses is reduced. In general, a security is considered uncollectible no later than when all efforts to collect contractual cash flows have been exhausted. Below are considerations for when a security may be deemed uncollectible:

- We have sufficient information to determine that the issuer of the security is insolvent;

- We receive notice that the issuer of the security has filed for bankruptcy, and the collectability is expected to be adversely impacted by the bankruptcy;

- The issuer of a security has violated multiple debt covenants;

- Amounts have been past due for a specified period of time with no response from the issuer;

- A significant deterioration in the value of the collateral has occurred; and

- We have received correspondence from the issuer of the security indicating that it doesn't intend to pay the contractual principal and interest.

Prior to the transfer of our entire HTM portfolio to the AFS portfolio, as noted above, HTM securities were evaluated for potential credit loss on a collective pool basis quarterly. Chubb pooled HTM securities and calculated the current expected credit loss for each pool using Moody's corporate bond default average, corporate bond recovery rate, and an economic cycle multiplier based on the leading economic index adjusted for a forward-looking economic outlook.

We elected to not measure an allowance for accrued investment income as uncollectible balances are written off in a timely manner, typically 30 to 45 days after uncollected balances are due.

Private debt held-for-investment
Private debt held-for-investment relates principally to investments in the funding of public and private projects that are mostly infrastructure related and were acquired as part of Huatai's investment portfolio upon consolidation. They have stated interest rates and maturity dates with fixed or determinable payments. Private debt held-for-investment are carried at amortized cost, net of a valuation allowance for credit losses. Management evaluates current expected credit losses (CECL) for all Private debt held-for-investment each quarter on a collective pool basis using S&P's corporate bond default average, corporate bond recovery rate, and an economic cycle multiplier. Interest income is recorded when earned within Net investment income on the Consolidated statements of operations.

Private equities
Private equities principally consist of Investment funds, limited partnerships, and partially owned investment companies.

Investment funds and limited partnerships
Investment funds, limited partnerships, and all other investments over which Chubb cannot exercise significant influence, generally, when we own less than three percent of the investee's shares, are accounted for as follows:

- Income and expenses from these funds are reported within Net investment income.

- These funds are carried at net asset value, which approximates fair value with changes in fair value recorded in Net realized gains (losses) on the Consolidated statements of operations. Refer to Note 4 for a further discussion on net asset value.

- As a result of the timing of the receipt of valuation data from the investment managers, these investments are generally reported on a three-month lag.

- Sales of these investments are reported within Net realized gains (losses).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Chubb Limited and Subsidiaries

Partially-owned investment companies

Partially-owned investment companies are limited partnerships where our ownership interest is in excess of three percent are accounted for under the equity method because Chubb exerts significant influence. These investments apply investment company accounting to determine operating results, and Chubb retains the investment company accounting in applying the equity method.

- This means that investment income, realized gains or losses, and unrealized gains or losses are included in the portion of equity earnings reflected in Other (income) expense.

- As a result of the timing of the receipt of valuation data from the investment managers, these investments are generally reported on a three-month lag.

Other investments

- Huatai's asset management businesses create investment entities known as consolidated investment products which include mutual funds with primary holdings in fixed maturities. These securities are reported at fair value with changes in fair value reported through the Consolidated statements of operations within Net realized gains (losses) as required under investment company accounting standards.

- Policy loans are carried at outstanding balance and interest income is reflected in Net investment income.

- Life insurance policies are carried at policy cash surrender value and income is reflected in Other (income) expense.

- Non-qualified separate account assets are supported by assets that do not qualify for separate accounting reporting under U.S. GAAP and are carried at fair value. Unrealized gains and losses on non-qualified separate account assets are reflected in Other (income) expense.

Investments in partially-owned insurance companies

Investments in partially-owned insurance companies primarily represent direct investments in which Chubb has significant influence and as such, meet the requirements for equity method accounting. Generally, we own twenty percent or more of the investee's shares. We report our share of the net income or loss of the partially-owned insurance companies in Other (income) expense.

Securities lending program

Chubb participates in a securities lending program operated by a third-party banking institution whereby certain assets are loaned to qualified borrowers and from which we earn an incremental return which is recorded within Net investment income in the Consolidated statements of operations.

Borrowers provide collateral, in the form of either cash or approved securities, at a minimum of 102 percent of the fair value of the loaned securities. Each security loan is deemed to be an overnight transaction. Cash collateral is invested in a collateral pool which is managed by the banking institution. The collateral pool is subject to written investment guidelines with key objectives which include the safeguard of principal and adequate liquidity to meet anticipated redemptions. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities changes. The fair value of the securities on loan is included in Fixed maturities available-for-sale and Equity securities in the Consolidated balance sheets. The collateral is held by the third-party banking institution, and the collateral can only be accessed in the event that the institution borrowing the securities is in default under the lending agreement. As a result of these restrictions, we consider our securities lending activities to be non-cash investing and financing activities. An indemnification agreement with the lending agent protects us in the event a borrower becomes insolvent or fails to return any of the securities on loan. The securities lending collateral is reported as a separate line in the Consolidated balance sheets with a related liability reflecting our obligation to return the collateral plus interest.

Repurchase agreements

Similar to securities lending arrangements, securities sold under repurchase agreements, whereby Chubb sells securities and repurchases them at a future date for a predetermined price, are accounted for as collateralized investments and borrowings and are recorded at the contractual repurchase amounts plus accrued interest. Assets to be repurchased are the same or substantially the same as the assets transferred, and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The fair value of the underlying securities is included in fixed maturities. In contrast to securities lending programs, the use of cash received is not restricted. We report the obligation to return the cash as Repurchase agreements in the Consolidated balance sheets and record the fees under these repurchase agreements within Interest expense on the Consolidated statements of operations.

Refer to Note 4 for a discussion on the determination of fair value for Chubb's various investment securities.

g) Consolidation of Variable interest entities (VIEs)

Chubb consolidates entities in which it has a controlling interest or is a primary beneficiary of a VIE. Huatai's asset management businesses create investment entities known as consolidated investment products which include mutual funds with primary holdings in fixed maturities. While many investors may not be related parties, Huatai invests in these funds at various ownership percentages. We consolidate the VIEs if we are the primary beneficiary, which is generally when we hold an economic interest of 10 percent or more. The consolidation of VIEs requires us to record 100 percent of both the underlying assets and liabilities of the mutual funds within the Consolidated balance sheets as well as the profit and losses within the Consolidated statements of operations. The relevant amounts attributable to investors other than Chubb are reflected as Noncontrolling interests. Purchases and sales of investments by the consolidated VIEs are reported as operating activities on the Statements of Cash Flows. Where Huatai's ownership in these consolidated investment products is less than 10 percent, we generally would not expect to be the primary beneficiary of these VIEs and would not consolidate. Our economic risk with respect to each investment in a consolidated investment product is limited to our equity ownership and any uncollected management and performance fees. Refer to Note 3 i) for additional information.

h) Derivative instruments

Derivative instruments are carried at fair value in the Consolidated balance sheets in either Accounts payable, accrued expenses, and other liabilities or Other assets. We participate in these derivative instruments primarily to mitigate financial risks and manage certain investment portfolio risks and exposures, including assets and liabilities denominated in foreign currencies. We use derivative instruments including futures, options, swaps, and foreign currency forward contracts. Refer to Note 14 for additional information.

Changes in fair value of derivatives not designated as hedging instruments are included in Net realized gains (losses) and changes in fair value of futures contracts on equities related to our variable annuity reinsurance business are included in Market risk benefits gains (losses) in the Consolidated statements of operations.

We also invest in certain derivative instruments that are designated as hedging instruments and qualify for hedge accounting. These derivatives designated as hedging instruments must be highly effective in mitigating the designated changes in fair value or cash flows of the hedged item. We assess at the hedge's inception, and continue to qualitatively assess on a quarterly basis, whether the derivatives that are used in hedging transactions have been and are expected to be highly effective in offsetting changes in the hedged items. Derivatives designated as hedging instruments include cross-currency swaps designated as fair value hedges for foreign currency exposure associated with portions of our euro denominated debt and net investment hedges for foreign currency exposure in the net investments of certain foreign subsidiaries. Refer to Note 14 for additional information.

Changes in fair value of net investment hedges are recorded in Cumulative translation adjustments (CTA) within OCI. Changes in fair value of fair value hedges that principally offset the foreign currency remeasurement on the hedged debt is recorded within Net realized gains (losses) on the Consolidated statement of operations with the remaining change in fair value recorded in Other, within OCI.

i) Cash

We have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs. In each program, participating Chubb entities establish deposit accounts in different currencies with the bank provider and each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. The bank extends overdraft credit to any participating Chubb entity as needed, provided that the overall notionally-pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. Any overdraft balances incurred under this program by a Chubb entity would be guaranteed by Chubb Limited (up to $300 million in the aggregate). Our syndicated letter of credit facility allows for same day drawings to fund a net pool overdraft should participating Chubb entities overdraw contributed funds from the pool.

Restricted cash

Included in Cash is restricted cash of $172 million and $115 million at December 31, 2023 and 2022, respectively. Restricted cash represents amounts held for the benefit of third parties and is legally or contractually restricted as to withdrawal or usage. Amounts include deposits with U.S. and non-U.S. regulatory authorities, trust funds set up for the benefit of ceding companies, and amounts pledged as collateral to meet financing arrangements.

j) Goodwill and Other intangible assets

Goodwill represents the excess of the cost of acquisitions over the fair value of net assets acquired and is not amortized. Goodwill is assigned at acquisition to the applicable reporting unit of the acquired entities giving rise to the goodwill. Goodwill impairment tests are performed annually or more frequently if circumstances indicate a possible impairment. For goodwill impairment testing, we use a qualitative assessment to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of a reporting unit is greater than its carrying amount. If our assessment indicates it is more likely than not that carrying value exceeds fair value, we quantitatively estimate a reporting unit's fair value.

Indefinite lived intangible assets are not subject to amortization. Finite lived intangible assets are amortized over their useful lives, generally with an average original useful life of 25 years. Intangible assets are regularly reviewed for indicators of impairment. Impairment is recognized if the carrying amount is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value.

k) Unpaid losses and loss expenses

A liability is established for the estimated unpaid losses and loss expenses under the terms of Chubb's policies and agreements. Similar to premiums that are recognized as revenues over the coverage period of the policy, a liability for unpaid losses and loss expenses is recognized as expense when insured events occur over the coverage period of the policy. This liability includes a provision for both reported claims (case reserves) and incurred but not reported claims (IBNR reserves). IBNR reserve estimates are generally calculated by first projecting the ultimate cost of all losses that have occurred (expected losses), and then subtracting paid losses, case reserves, and loss expenses. The methods of determining such estimates and establishing the resulting liability are reviewed regularly and any adjustments are reflected in income in the period in which they become known. Future developments may result in losses and loss expenses materially greater or less than recorded amounts.

Except for net unpaid loss and loss expense reserves for certain structured settlements for which the timing and amount of future claim payments are reliably determinable and certain reserves for unsettled claims, Chubb does not discount its P&C loss reserves. The net undiscounted reserves related to structured settlements and certain reserves for unsettled claims are immaterial.

Included in Unpaid losses and loss expenses are liabilities for A&E claims and expenses. These unpaid losses and loss expenses are principally related to claims arising from remediation costs associated with hazardous waste sites and bodily-injury claims related to asbestos products and environmental hazards. The estimation of these liabilities is particularly sensitive to changes in the legal environment including specific settlements that may be used as precedents to settle future claims. However, Chubb does not anticipate future changes in laws and regulations in setting its A&E reserve levels.

Also included in Unpaid losses and loss expenses is the fair value adjustment of $62 million and $74 million at December 31, 2023 and 2022, respectively, principally related to Chubb Corp's historical unpaid losses and loss expenses. The estimated fair value consists of the present value of the expected net unpaid loss and loss adjustment expense payments adjusted for an estimated risk margin. The estimated cash flows are discounted at a risk-free rate. The estimated risk margin varies based on the inherent risks associated with each type of reserve. The fair value is amortized through Amortization of purchased intangibles on the Consolidated statements of operations based on the estimated payout patterns of unpaid loss and loss expenses at the acquisition date.

Our loss reserves are presented net of contractual deductible recoverable amounts due from policyholders. Under the terms of certain high deductible policies which we offer, such as workers' compensation and general liability, our customers are responsible to reimburse us for an agreed-upon dollar amount per claim. In nearly all cases we are required under such policies to pay covered claims first, and then seek reimbursement for amounts within the applicable deductible from our customers. We generally seek to mitigate this risk through collateral agreements.

Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves first reported in previous calendar years and excludes the effect of losses from the development of earned premiums from previous accident years.

For purposes of analysis and disclosure, management views prior period development to be changes in the nominal value of loss estimates from period to period, net of premium and profit commission adjustments on loss sensitive contracts. Prior period development generally excludes changes in loss estimates that do not arise from the emergence of claims, such as those related to uncollectible reinsurance, interest, unallocated loss adjustment expenses, or foreign currency. Accordingly, specific items excluded from prior period development include the following: gains/losses related to foreign currency remeasurement; losses recognized from the early termination or commutation of reinsurance agreements that principally relate to the time value of money; changes in the value of reinsurance business assumed reflected in losses incurred but principally related to the time value of money; and losses that arise from changes in estimates of earned premiums from prior accident years. Except for foreign currency remeasurement, which is included in Net realized gains (losses), these items are included in current year losses within Losses and loss expenses on the Consolidated statements of operations.

l) Future policy benefits

For traditional and limited-payment contracts, contracts are grouped into cohorts by coverage type and issue year to determine a liability for future policy benefits. The future policy benefit liability (FPBL) is the present value of estimated future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of estimated future net premiums to be collected from policyholders and is accrued as premium revenue is recognized. The valuation of this liability requires management to make estimates and assumptions regarding expenses, mortality, and persistency. Estimates are primarily based on historical experience. Actual results could differ materially from these estimates.

The liability is adjusted for differences between actual and expected experience. With the exception of the expense assumption, we review our future cash flow assumptions at least annually to determine if the net premium ratio (NPR), the mechanism to record the liability as premium is earned, used to calculate the liability should be changed at that time. We have elected to use expense assumptions that are locked in at contract inception and are not subsequently reviewed or updated. Each quarter, we update the cash flows expected over the entire life of each cohort for actual historical experience and projected future cash flows. These updated cash flows are used to calculate the revised NPR, which is used to derive an updated FPBL as of the beginning of the current reporting period, discounted at the original contract issuance discount rate. This amount is then compared to the carrying amount of the liability as of that same date, but before the updating of cash flow assumptions, to determine the current period change in FPBL. This current period change in the liability is the remeasurement gain or loss and is recorded in Policy benefits in the Consolidated statements of operations. In subsequent periods, the revised NPR is used to record the FPBL until future revisions become required.

For traditional and limited-payment contracts, the discount rate assumption is based on an upper-medium grade fixed-income instrument yield. An equivalent rate is derived based on A-credit-rated fixed-income instruments with similar duration to the liability. The discount rate assumption is updated quarterly and used to remeasure the liability at each reporting date, with the resulting change reflected in Other comprehensive income. For liability cash flows that are projected beyond the duration of market-observable A-credit-rated fixed-income instruments, we use the last market-observable yield level, as the basis for a linear interpolation to determine yield assumptions for durations that do not have market-observable yields.

Deferred profit liability

For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a deferred profit liability (DPL) and recorded as a component of Future policy benefits in the Consolidated balance sheets. Net premiums are measured using actual cash flows and future cash flow assumptions consistent with those used in the measurement of the liability for future policy benefits and remeasured quarterly. The DPL is amortized in proportion to the discounted in-force policies. Interest is accreted on the balance of the DPL using the discount rate consistent with the interest accretion on the FPBL. The recalculated DPL, including adjusted amortization through the current period, is compared to the current carrying amount and the difference is recognized as an adjustment to Policy benefits in the Consolidated statements of operations as a remeasurement gain or loss.

m) Market Risk Benefits

Chubb reinsures various death and living benefit guarantees associated with variable annuities issued primarily in the United States, which meet the definition of Market risk benefits (MRB). These reinsurance contracts provide protection to the ceding entity from, and expose us to, other-than-nominal capital market risk. Market risk benefits are measured at fair value using a valuation model based on current net exposures, market data, our experience, and other factors. Changes in fair value are recognized in Market risk benefits gains (losses) in the Consolidated statements of operations, except the change in fair value due to a change in the instrument-specific credit risk, which is recognized in other comprehensive income.

We generally receive a monthly premium during the accumulation phase of the covered annuities (in-force) based on a percentage of either the underlying accumulated account values or the underlying accumulated guaranteed values. Depending on an annuitant's age, the accumulation phase can last many years. To limit our exposure under these programs, all reinsurance treaties include annual or aggregate claim limits and many include an aggregate deductible.

The guarantees which are payable on death, referred to as guaranteed minimum death benefits (GMDB), principally cover shortfalls between accumulated account value at the time of an annuitant's death and either i) an annuitant's total deposits; ii) an annuitant's total deposits plus a minimum annual return; or iii) the highest accumulated account value attained at any policy anniversary date. In addition, a death benefit may be based on a formula specified in the variable annuity contract that uses a percentage of the growth of the underlying contract value.

Under reinsurance programs covering guaranteed living benefits (GLB), we assume the risk of guaranteed minimum income benefits (GMIB) associated with variable annuity contracts. The GMIB risk is triggered if, at the time the contract holder elects to convert the accumulated account value to a periodic payment stream (annuitize), the accumulated account value is not sufficient to provide a guaranteed minimum level of monthly income.

n) Separate accounts

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by Chubb. Separate account liabilities primarily represent the policyholders' account balances in separate account assets and are equal and offsetting to total separate account assets. The assets of each account are legally segregated and are not subject to claims that arise out of any Chubb's business. Mortality, policy administration and surrender charges assessed against the accounts are included in Net premiums earned on the Consolidated statements of operations. The related investment performance of the separate account assets (including interest, dividends, realized gains and losses, and changes in unrealized gains and losses) generally accrue to the policyholders and are not included in our Consolidated statements of operations. Fees charged against the separate accounts are deferred and recorded within Policyholders' account balances on the Consolidated balance sheets until they are earned within Net premiums earned on the Consolidated statements of operations. Unearned revenue liabilities pertaining to separate accounts are recorded in Policyholders' account balances on the Consolidated balance sheets. Refer to section o) Policyholders' account balances, below.

o) Policyholders' account balances

Policyholders' account balances represent a liability for investment contracts sold that do not meet the definition of an insurance contract, and certain of these contracts are sold with a guaranteed rate of return. Consideration received or paid is recorded as a deposit asset or liability in the balance sheet as opposed to recording premiums and losses in the statements of operations. The liability for policyholders' account balances equals accumulated policy account values, which consist of consideration received from the policyholder, plus any credited income, less any relevant charges. Also included within Policyholders' account balances is an unearned revenue liability which represents policy charges for services to be provided in future periods. The charges are deferred as incurred and are generally amortized over the expected life of the contract using the same methodology, factors, and assumptions used to amortize deferred acquisition costs.

Certain of our long-duration contracts are supported by assets that do not qualify for separate account reporting under U.S. GAAP. These assets are classified as non-qualified separate account assets and reported in Other investments and the offsetting liabilities are reported in Policyholders' account balances in the Consolidated balance sheets. Changes in the fair value of separate account assets that do not qualify for separate account reporting under U.S. GAAP are reported in Other (income) expense, and the offsetting movements in the liabilities are included in Policy benefits in the Consolidated statements of operations.

p) Property and equipment

Property and equipment used in operations are capitalized and carried at cost less accumulated depreciation and are reported within Other assets in the Consolidated balance sheets. At December 31, 2023, property and equipment totaled $2.9 billion, consisting principally of capitalized software costs of $1.7 billion incurred to develop or obtain computer software for internal use and company-owned facilities of $510 million. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. For capitalized software, the estimated useful life is generally three to five years (for security and analytics systems), but can be as long as 15 years (for systems of record such as our general ledger and processing systems such as our policy administration systems). For company-owned facilities the estimated useful life is 40 years. At December 31, 2022, property and equipment totaled $2.4 billion.

q) Foreign currency remeasurement and translation

The functional currency for each of our foreign operations is generally the currency of the local operating environment. Transactions in currencies other than a foreign operation's functional currency are remeasured into the functional currency, and the resulting foreign exchange gains and losses are reflected in Net realized gains (losses) in the Consolidated statements of operations. Functional currency assets and liabilities are translated into the reporting currency, U.S. dollars, using period end exchange rates and the related translation adjustments are recorded as a separate component of AOCI in Shareholders' equity. Functional statement of operations amounts expressed in functional currencies are translated using average exchange rates.

r) Administrative expenses

Administrative expenses generally include all operating costs other than policy acquisition costs. The North America Commercial P&C Insurance segment manages and uses an in-house third-party claims administrator, ESIS Inc. (ESIS). ESIS performs claims management and risk control services for domestic and international organizations that self-insure P&C exposures as well as internal P&C exposures. The net operating income (loss) of ESIS is included within Administrative expenses in the Consolidated statements of operations and was $(2) million, $12 million, and $25 million for the years ended December 31, 2023, 2022, and 2021, respectively.

s) Asset management and performance fee revenue and expenses

Huatai's asset management companies recognize revenue and expenses from the management of third-party assets which are unrelated to Chubb's core insurance operations. These revenues include management fees, which are recognized in the period in which the services are performed, and asset performance fees, which are recognized to the extent it is probable that a significant reversal will not occur. These fees and expenses are included in Other (income) expense on the Consolidated statements of operations. Refer to Note 18 for additional information.

t) Income taxes

Income taxes have been recorded related to those operations subject to income tax. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the Consolidated Financial Statements and the tax basis of our assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion, of the benefits related to these deferred tax assets will not be realized. The valuation allowance assessment considers tax planning strategies, where appropriate.

We recognize uncertain tax positions that are determined to be more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that has a greater than 50 percent likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

u) Earnings per share

Basic earnings per share is calculated using the weighted-average shares outstanding, including participating securities with non-forfeitable rights to dividends such as unvested restricted stock. All potentially dilutive securities, including stock options are excluded from the basic earnings per share calculation. In calculating diluted earnings per share, the weighted-average shares outstanding is increased to include all potentially dilutive securities. Basic and diluted earnings per share are calculated by dividing Net income attributable to Chubb by the applicable weighted-average number of shares outstanding during the year.

v) Share-based compensation

Chubb measures and records compensation cost for all share-based payment awards at grant-date fair value. Compensation costs are recognized for vesting of share-based payment awards with only service conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award were, in substance, multiple awards. For retirement-eligible participants, compensation costs for certain share-based payment awards are recognized immediately at the date of grant. Refer to Note 16 for additional information.

w) Cigna integration expenses

Direct costs related to business combinations, principally Cigna's business in Asia, were expensed as incurred. Cigna integration expenses were $69 million and $48 million for the years ended December 31, 2023 and 2022, respectively, and include all internal and external costs directly related to the integration activities, principally of the acquisition of Cigna's business in Asia. These expenses principally consisted of third-party consulting fees, employee-related retention costs, and other professional and legal fees related to the acquisition.

x) New accounting pronouncements

Accounting guidance adopted in 2023
Targeted Improvements to the Accounting for Long-Duration Contracts
Effective January 1, 2023, we adopted new guidance on the accounting for long-duration contracts (LDTI). The new accounting guidance requires more frequent updating of assumptions and a standardized discount rate for non-participating traditional and limited pay insurance contract liabilities, a requirement to use the fair value measurement model for policies with market risk benefits, simplified amortization of deferred acquisition costs, and enhanced disclosures.

With the exception of market risk benefits, we adopted this guidance on a modified retrospective basis. Under the modified retrospective basis, the liability for future policy benefits is remeasured using the current discount rate at January 1, 2021 (the transition date) and the impact of the changes are recorded in AOCI and best estimate cash flow assumptions are applied to contracts in force. The liability for future policy benefits prior to the transition date continues to use the original discount rate (interest accretion rate). The guidance for long-duration contracts applicable to market risk benefits, primarily assumed reinsurance programs involving minimum benefit guarantees under variable annuity contracts, was adopted on a retrospective transition approach. Under the retrospective transition approach, we calculated the fair value of market risk benefits which were previously accounted for under an insurance accounting model and recognized an adjustment to retained earnings as of January 1, 2021. We also reclassified changes in our own credit risk on Market risk benefits from Retained earnings to Accumulated other comprehensive income at the transition date.

On January 1, 2023, we recorded a cumulative effect adjustment and increased beginning Retained earnings by $52 million, and decreased AOCI by $1.8 billion. Results for the prior reporting periods in this report are presented in accordance with the new guidance. We also adopted the required disclosures in Note 6 Deferred acquisition costs, Note 9 Future policy benefits, Note 10 Policyholders' account balances, Separate accounts, and Unearned revenue liabilities, and Note 11 Market risk benefits.

The impact of adoption of the new guidance on our historical financial statements is as follows:

(in millions of U.S. dollars)	As Previously Reported	LDTI Adoption Adjustment	As Adjusted
Consolidated balance sheet			
Reinsurance recoverable on losses and loss expenses	$ 18,901	$ (42)	$ 18,859
Reinsurance recoverable on policy benefits	303	(1)	302
Deferred policy acquisition costs	5,788	243	6,031
Value of business acquired	3,596	106	3,702
Prepaid reinsurance premiums	3,140	(4)	3,136
Investments in partially-owned insurance companies	2,877	(370)	2,507
Unpaid losses and loss expenses	76,323	(576)	75,747
Unearned premiums	20,360	(647)	19,713
Future policy benefits	10,120	356	10,476
Market risk benefits	—	800	800
Insurance and reinsurance balances payable	7,795	(15)	7,780
Deferred tax liabilities	292	85	377
Retained earnings	48,334	(29)	48,305
Accumulated other comprehensive income (loss)	(10,193)	8	(10,185)

December 31, 2022

Excluded from the table above is the reclassification of Separate account assets, Separate account liabilities, and Policyholders' account balances as separate line items on the Consolidated balance sheets. Separate accounts assets were previously classified in Other assets, and Separate account liabilities and Policyholders' account balances were previously classified in Accounts payable, accrued expenses, and other liabilities.

(in millions of U.S. dollars)	Twelve Months Ended December 31, 2022			Twelve Months Ended December 31, 2021		
	As Previously Reported	LDTI Adoption Adjustment	As Adjusted	As Previously Reported	LDTI Adoption Adjustment	As Adjusted
Consolidated statements of operations and comprehensive income						
Net premiums written	$ 41,755	$ (35)	$ 41,720	$ 37,868	$ (41)	$ 37,827
Net premiums earned	40,389	(29)	40,360	36,355	(63)	36,292
Net realized gains (losses)	(965)	(120)	(1,085)	1,152	(122)	1,030
Market risk benefits gains (losses)	—	80	80	—	91	91
Losses and loss expenses	23,342	(770)	22,572	21,980	(950)	21,030
Policy benefits	1,492	822	2,314	699	1,041	1,740
Policy acquisition costs	7,392	(53)	7,339	6,918	(160)	6,758
Other (income) expense	74	15	89	(2,365)	(2)	(2,367)
Income tax expense	1,255	(16)	1,239	1,277	(8)	1,269
Net Income	5,313	(67)	5,246	8,539	(14)	8,525
Other comprehensive income						
Change in current discount rate on future policy benefits	—	1,480	1,480	—	387	387
Change in instrument-specific credit risk on market risk benefits	—	33	33	—	27	27
Income tax benefit related to OCI items	1,121	(156)	965	427	(61)	366
Comprehensive income (loss)	(5,230)	1,365	(3,865)	6,020	364	6,384

(in millions of U.S. dollars)	Twelve Months Ended December 31, 2022			Twelve Months Ended December 31, 2021		
	As Previously Reported	LDTI Adoption Adjustment	As Adjusted	As Previously Reported	LDTI Adoption Adjustment	As Adjusted
Consolidated statements of cash flows						
Net cash flows from operating activities	$ 11,243	$ 15	$ 11,258	$ 11,149	$ 2	$ 11,151
Net cash flows used for financing activities	(5,127)	(15)	(5,142)	(4,409)	(2)	(4,411)

The following table presents a reconciliation of the pre-adoption December 31, 2020, to the post adoption January 1, 2021, balance of future policy benefits:

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Overseas General Insurance A&H	Total	Offsetting Equity Line Classification
			Life Insurance				
Future policy benefits							
Balance – December 31, 2020 [1]	$ 391	$ 2,578	$ 2,270	$ 72	$ 754	$ 6,065	
Effect of change in current discount rate	63	1,189	299	17	19	1,587	AOCI
Balance – January 1, 2021	$ 454	$ 3,767	$ 2,569	$ 89	$ 773	$ 7,652	

[1] Includes future policy benefits previously included within Unpaid losses and loss expenses on the pre-adoption Consolidated balance sheets, primarily certain international A&H business, and excludes deferred profit liability and certain guaranteed minimum death benefits reclassified to Market risk benefits on the post adoption period balance sheets.

The following table presents a reconciliation of the pre-adoption December 31, 2020, to the post adoption January 1, 2021, balance of market risk benefits:

(in millions of U.S. dollars)		Offsetting Equity Line Classification
Market risk benefits		
Balance – December 31, 2020	$ 1,138	
Cumulative effect of changes in instrument-specific credit risk between original contract issuance date and transition date [1]	84	AOCI
Other fair value adjustments	(59)	Retained Earnings
Balance – January 1, 2021	$ 1,163	

[1] Includes $77 million of instrument-specific credit risk allocated from retained earnings to AOCI.

Accounting guidance not yet adopted
Improvements to Reportable Segment Disclosures
In November 2023, the Financial Accounting Standards Board (FASB) issued guidance that requires expanded reportable segment disclosures, primarily related to significant segment expenses which are regularly provided to the chief operating decision maker. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Retrospective application is required. We are currently evaluating the impact of this disclosure-only requirement.

Improvements to Income Tax Disclosures
In December 2023, the FASB issued guidance that requires expanded income tax disclosures, including the disaggregation of existing disclosures related to the tax rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. Prospective application is required, with retrospective application permitted. We are currently evaluating the impact of this disclosure-only requirement.

2. Acquisitions

Huatai Group

Huatai Insurance Group Co., Ltd. (Huatai Group) is a Chinese financial services holding company and the parent company of, among others, Huatai Property & Casualty Insurance Co., Ltd. (Huatai P&C), Huatai Life Insurance Co., Ltd. (Huatai Life), Huatai Asset Management Co., Ltd., and Huatai Baoxing Fund Management Co., Ltd., of which Huatai Group owns 100 percent, 80 percent, 91 percent, and 85 percent, respectively (collectively, Huatai).

On July 1, 2023, Chubb further advanced our goal of greater product, customer, and geographical diversification by obtaining a controlling interest in our investment in Huatai Group, as we increased ownership interest from approximately 64.2 percent to approximately 69.6 percent. At that time, Chubb discontinued the equity method of accounting and applied consolidation accounting. Accordingly, Chubb remeasured the 64.2 percent equity method investment to its fair value of $4.1 billion as of July 1, 2023, resulting in a one-time realized gain of $763 million after-tax, reflecting the remeasurement of the previously held equity interest's historical carrying value to fair value. There was also a net realized and unrealized loss of $17 million after-tax reflecting the write-off of AOCI loss balances accumulated while under equity method accounting of $611 million with an offset to realized loss of $628 million.

During the fourth quarter of 2023, we closed on incremental ownership interests of approximately 7.0 percent. We paid $727 million for the additional interests acquired in 2023, part of which was previously paid as a deposit. At December 31, 2023, our ownership interest in Huatai Group was approximately 76.5 percent. In the first quarter of 2024, we closed on incremental ownership interests of approximately 9.0 percent for $559 million. We paid $338 million in cash, $319 million of which was previously paid as a deposit, with the remaining $221 million pending payment. Chubb has outstanding agreements for approximately 0.6 percent of incremental ownership interests, pending completion of certain closing conditions. We have paid deposits of $12 million related to these outstanding agreements, with approximately $24 million remaining to be paid upon closing, based on current exchange rates.

The acquisition of a controlling majority interest in Huatai Group on July 1, 2023 generated $3,394 million of Goodwill, attributable to expected growth and profitability, and $1,655 million of Other intangible assets. None of the goodwill is expected to be deductible for income tax purposes. Additionally, the acquisition generated $309 million of Value of business acquired (VOBA). Chubb financed the transaction through available cash on hand. Direct costs related to the acquisition are immaterial, and were expensed as incurred. These include one-time costs that are directly attributable to third-party consulting fees and other professional and legal fees related to the acquisition.

The following table summarizes Chubb's best estimate of fair value of the assets acquired and liabilities assumed on July 1, 2023. The fair value of assets and liabilities are preliminary and may change with offsetting adjustments to goodwill. Chubb may make further adjustments to its purchase price allocation and the fair value of noncontrolling interest through the end of the permissible one-year measurement period.

Preliminary estimate of Huatai Group assets and liabilities consolidated		July 1
(in millions of U.S. dollars)		**2023**
Assets		
Investments and Cash	$	13,346
Accrued investment income		60
Insurance and reinsurance balances receivable		277
Reinsurance recoverable on losses and loss expenses		581
Reinsurance recoverable on future policy benefits		27
Value of business acquired		309
Goodwill and intangible assets		5,049
Other assets		748
Total assets	$	20,397
Liabilities		
Unpaid losses and loss expenses	$	831
Unearned premiums		800
Future policy benefits		2,287
Policyholders' account balances		4,014
Insurance and reinsurance balances payable		644
Accounts payable, accrued expenses, and other liabilities		682
Deferred tax liabilities		232
Repurchase agreements		1,269
Total liabilities	$	10,759
Net acquired assets, including goodwill, attributable to Chubb		4,428
Net acquired assets, attributable to noncontrolling interests		5,210
Net acquired assets, including goodwill	$	9,638

Huatai Group's life insurance and asset management businesses are included in the Life Insurance segment, and Huatai Group's P&C business is included in the Overseas General Insurance segment. Results for Huatai Group's non-insurance operations, comprising real estate and holding company activity, are included in Corporate. The following table summarizes the results of the acquired Huatai Group operations since the acquisition date that have been included within our Consolidated statements of operations:

(in millions of U.S. dollars)	July 1, 2023 to December 31, 2023
Total revenues	$ 739
Net loss	$ (30)
Net loss attributable to Chubb	$ (17)

The preliminary purchase price allocation to intangible assets recorded in connection with the Huatai Group acquisition and their related useful lives at July 1, 2023, are as follows:

(in millions of U.S. dollars)	Amount	Weighted-average useful life
Definite life		
Agency distribution relationships	$ 332	20 years
Asset management customer contracts	94	16 years
Unearned premium reserves (UPR) intangible asset	95	3 years
Land use rights	569	31 years
Technology	45	6 years
Indefinite life		
Trademarks	398	Indefinite
Asset management mutual funds	122	Indefinite
Total identified intangible assets	$ 1,655	

The following table presents supplemental unaudited pro forma consolidated information for the periods indicated as though the acquisition of a controlling majority interest in Huatai Group that occurred on July 1, 2023, had instead occurred on January 1, 2022. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition of a controlling majority interest been consummated on January 1, 2022, nor is it necessarily indicative of future operating results. Significant assumptions used to determine pro forma operating results include amortization of VOBA and other intangible assets.

Pro forma:	For the Year Ended December 31	
(in millions of U.S. dollars)	2023	2022
Net premiums earned	$ 46,502	$ 41,903
Total revenues	$ 50,550	$ 44,936
Net income	$ 8,850	$ 5,290
Net income attributable to Chubb	$ 8,859	$ 5,267

Cigna's Accident and Health (A&H) and Life Insurance Business in Asian Markets

On July 1, 2022, we completed the acquisition of the life and non-life insurance companies that house the personal accident, supplemental health, and life insurance business of Cigna in several Asian markets. Chubb paid approximately $5.4 billion in cash for the operations, which include Cigna's accident and health (A&H) and life business in Korea, Taiwan, New Zealand, Thailand, Hong Kong, and Indonesia, collectively referred to as Cigna's business in Asia. This complementary strategic acquisition expands our presence and advances our long-term growth opportunity in Asia. Effective July 1, 2022, the results of operations of this acquired business are reported primarily in our Life Insurance segment and, to a lesser extent, our Overseas General Insurance segment.

The acquisition of Cigna's business in Asia generated $1,189 million of goodwill, attributable to expected growth and profitability, and $309 million of other intangible assets. None of the goodwill is expected to be deductible for income tax purposes. Additionally, the acquisition of Cigna's business in Asia generated $3,633 million of value of business acquired (VOBA). Chubb financed the transaction through a combination of available cash and $2.0 billion in repurchase agreements that expired at the end of 2022. Direct costs related to the acquisition were expensed as incurred.

The following table summarizes the fair value of the assets acquired and liabilities assumed at July 1, 2022:

Assets acquired and liabilities assumed from Cigna's business in Asia	July 1
(in millions of U.S. dollars)	**2022**
Assets	
Investments and Cash	$ 5,281
Accrued investment income	33
Insurance and reinsurance balances receivable	52
Reinsurance recoverable on losses and loss expenses	3
Reinsurance recoverable on future policy benefits	85
Value of business acquired	3,633
Goodwill and intangible assets	1,498
Other assets	651
Total assets	$ 11,236
Liabilities	
Unpaid losses and loss expenses	$ 12
Unearned premiums	61
Future policy benefits	3,856
Insurance and reinsurance balances payable	115
Accounts payable, accrued expenses, and other liabilities	925
Deferred tax liabilities	887
Total liabilities	$ 5,856
Net acquired assets, including goodwill	5,380
Total	$ 11,236

The following table summarizes the results of the acquired Cigna business in Asia that were included within our Consolidated statements of operations for the year ended December 31, 2022:

	July 1, 2022 to
(in millions of U.S. dollars)	December 31, 2022
Total revenues	$ 1,507
Net income	$ 140

The following table presents supplemental unaudited pro forma consolidated information for the periods indicated as though the acquisition of Cigna's business in Asia that occurred on July 1, 2022, had instead occurred on January 1, 2021. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated on January 1, 2021, nor is it necessarily indicative of future operating results. Significant assumptions used to determine pro forma operating results include amortization of VOBA and other intangible assets and recognition of interest expense associated with the repurchase agreement transactions used to effect the acquisition.

Pro forma:		For the Year Ended December 31		
(in millions of U.S. dollars)		**2022**		2021
Net premiums earned	$	**41,884**	$	39,432
Total revenues	$	**44,605**	$	44,072
Net income	$	**5,533**	$	8,906

3. Investments

a) Transfers of securities

In June 2023, we determined that we no longer have the intent to hold securities in our held to maturity (HTM) portfolio until maturity. As a result, our entire HTM securities portfolio was transferred to the available-for-sale (AFS) portfolio. This decision allowed us to increase our flexibility to execute on our investment strategy and take advantage of the continuing higher reinvestment environment while not making any major change to our current asset allocation. At the time of the transfer on June 30, 2023, these securities had a carrying value of $8.2 billion and a fair value of $7.8 billion, resulting in an increase to Unrealized depreciation in OCI of $428 million, after-tax. This transfer represents a non-cash transaction and does not impact the Consolidated statements of cash flows.

b) Fixed maturities

December 31, 2023 (in millions of U.S. dollars)		Amortized Cost		Valuation Allowance		Gross Unrealized Appreciation		Gross Unrealized Depreciation		Fair Value
Available-for-sale										
U.S. Treasury / Agency	$	3,721	$	—	$	13	$	(144)	$	3,590
Non-U.S.		35,918		(49)		592		(1,297)		35,164
Corporate and asset-backed securities		44,695		(104)		390		(2,151)		42,830
Mortgage-backed securities		23,720		(3)		143		(1,802)		22,058
Municipal		3,074		—		10		(155)		2,929
	$	111,128	$	(156)	$	1,148	$	(5,549)	$	106,571

December 31, 2022 (in millions of U.S. dollars)		Amortized Cost		Valuation Allowance		Gross Unrealized Appreciation		Gross Unrealized Depreciation		Fair Value
Available-for-sale										
U.S. Treasury / Agency	$	2,792	$	—	$	5	$	(171)	$	2,626
Non-U.S.		28,064		(59)		108		(2,205)		25,908
Corporate and asset-backed securities		40,547		(107)		49		(3,534)		36,955
Mortgage-backed securities		17,871		(3)		4		(2,021)		15,851
Municipal		4,081		—		8		(209)		3,880
	$	93,355	$	(169)	$	174	$	(8,140)	$	85,220

December 31, 2022 (in millions of U.S. dollars)	Amortized Cost	Valuation Allowance	Net Carrying Value	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Held to maturity						
U.S. Treasury / Agency	$ 1,417	$ —	$ 1,417	$ 1	$ (48)	$ 1,370
Non-U.S.	1,140	(4)	1,136	—	(82)	1,054
Corporate and asset-backed securities	1,733	(28)	1,705	1	(126)	1,580
Mortgage-backed securities	1,456	(1)	1,455	—	(104)	1,351
Municipal	3,136	(1)	3,135	1	(52)	3,084
	$ 8,882	$ (34)	$ 8,848	$ 3	$ (412)	$ 8,439

The following table presents the amortized cost of our HTM securities according to S&P rating:

	December 31, 2022	
(in millions of U.S. dollars, except for percentages)	Amortized cost	% of Total
AAA	$ 1,612	18 %
AA	5,023	57 %
A	1,634	18 %
BBB	593	7 %
BB	20	— %
Other	—	— %
Total	$ 8,882	100 %

The following table presents fixed maturities by contractual maturity:

	December 31			
	2023			2022
(in millions of U.S. dollars)	**Net Carrying Value**	**Fair Value**	Net Carrying Value	Fair Value
Available-for-sale				
Due in 1 year or less	$ **4,729**	$ **4,729**	$ 2,962	$ 2,962
Due after 1 year through 5 years	**33,573**	**33,573**	24,791	24,791
Due after 5 years through 10 years	**28,480**	**28,480**	26,679	26,679
Due after 10 years	**17,731**	**17,731**	14,937	14,937
	84,513	**84,513**	69,369	69,369
Mortgage-backed securities	**22,058**	**22,058**	15,851	15,851
	$ **106,571**	$ **106,571**	$ 85,220	$ 85,220
Held to maturity				
Due in 1 year or less	$ **—**	$ **—**	$ 1,015	$ 1,003
Due after 1 year through 5 years	**—**	**—**	3,658	3,531
Due after 5 years through 10 years	**—**	**—**	1,460	1,423
Due after 10 years	**—**	**—**	1,260	1,131
	—	**—**	7,393	7,088
Mortgage-backed securities	**—**	**—**	1,455	1,351
	$ **—**	$ **—**	$ 8,848	$ 8,439

Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

c) Gross unrealized loss

Fixed maturities in an unrealized loss position at December 31, 2023 and 2022 comprised both investment grade and below investment grade securities for which fair value declined, principally due to rising interest rates since the date of purchase.

The following tables present, for AFS fixed maturities in an unrealized loss position (including securities on loan) that are not deemed to have expected credit losses, the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position:

December 31, 2023 (in millions of U.S. dollars)	0 – 12 Months Fair Value	0 – 12 Months Gross Unrealized Loss	Over 12 Months Fair Value	Over 12 Months Gross Unrealized Loss	Total Fair Value	Total Gross Unrealized Loss
U.S. Treasury / Agency	$ 463	$ (9)	$ 2,504	$ (135)	$ 2,967	$ (144)
Non-U.S.	2,464	(43)	15,971	(957)	18,435	(1,000)
Corporate and asset-backed securities	2,866	(51)	20,334	(1,194)	23,200	(1,245)
Mortgage-backed securities	1,659	(58)	13,831	(1,706)	15,490	(1,764)
Municipal	1,117	(15)	1,310	(137)	2,427	(152)
Total AFS fixed maturities	$ 8,569	$ (176)	$ 53,950	$ (4,129)	$ 62,519	$ (4,305)

December 31, 2022 (in millions of U.S. dollars)	0 – 12 Months Fair Value	0 – 12 Months Gross Unrealized Loss	Over 12 Months Fair Value	Over 12 Months Gross Unrealized Loss	Total Fair Value	Total Gross Unrealized Loss
U.S. Treasury / Agency	$ 2,152	$ (125)	$ 386	$ (46)	$ 2,538	$ (171)
Non-U.S.	15,538	(1,012)	5,490	(704)	21,028	(1,716)
Corporate and asset-backed securities	25,687	(1,793)	4,190	(552)	29,877	(2,345)
Mortgage-backed securities	10,561	(1,033)	4,770	(941)	15,331	(1,974)
Municipal	3,251	(152)	155	(48)	3,406	(200)
Total AFS fixed maturities	$ 57,189	$ (4,115)	$ 14,991	$ (2,291)	$ 72,180	$ (6,406)

The following table presents a roll-forward of valuation allowance for expected credit losses on fixed maturities:

	Year Ended December 31	
(in millions of U.S. dollars)	2023	2022
Available-for-sale		
Valuation allowance for expected credit losses - beginning of period	$ 169	$ 14
Provision for expected credit loss	214	237
Write-offs charged against the expected credit loss	(5)	—
Recovery of expected credit loss	(222)	(82)
Valuation allowance for expected credit losses - end of period	$ 156	$ 169
Held to maturity		
Valuation allowance for expected credit losses - beginning of period	$ 34	$ 35
Provision for expected credit loss	—	2
Recovery of expected credit loss	(34)	(3)
Valuation allowance for expected credit losses - end of period	$ —	$ 34
Private debt held-for-investment		
Valuation allowance for expected credit losses - beginning of period	$ —	$ —
Provision for expected credit loss	4	—
Valuation allowance for expected credit losses - end of period	$ 4	$ —

d) Net realized gains (losses)

The following table presents the components of net realized gains (losses) and the change in net unrealized appreciation (depreciation) of investments:

		Year Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
Fixed maturities:			
Gross realized gains	$ **208**	$ 619	$ 142
Gross realized losses	**(656)**	(1,379)	(123)
Other Investments - Fixed maturities	**(12)**	—	—
Net (provision for) recovery of expected credit losses	**43**	(154)	14
Impairment [1]	**(64)**	(135)	(30)
Total fixed maturities	**(481)**	(1,049)	3
Equity securities	**(38)**	(230)	662
Private equities (less than 3 percent ownership)	**70**	(31)	111
Foreign exchange	**(183)**	397	340
Investment and embedded derivative instruments	**(53)**	(43)	(72)
Other derivative instruments	**(10)**	(11)	(8)
Other	**88**	(118)	(6)
Net realized gains (losses) (pre-tax)	$ **(607)**	$ (1,085)	$ 1,030
Change in net unrealized appreciation (depreciation) on investments (pre-tax):			
Fixed maturities available-for-sale	$ **3,563**	$ (10,583)	$ (2,901)
Fixed maturities held to maturity	**(125)**	(15)	(18)
Other	**10**	20	(19)
Income tax (expense) benefit	**(328)**	1,043	521
Change in net unrealized appreciation (depreciation) on investments (after-tax)	$ **3,120**	$ (9,535)	$ (2,417)

[1] Relates to certain securities we intended to sell and securities written to market entering default.

Realized gains and losses from Other investments, Equity securities and Private equities from the table above include sales of securities and unrealized gains and losses from fair value changes as follows:

	Year Ended December 31, 2023			
(in millions of U.S. dollars)	Other Investments	Equity Securities	Private Equities	Total
Net gains (losses) recognized during the period	$ (12)	$ (38)	$ 70	$ 20
Less: Net gains (losses) recognized from sales of securities	—	(68)	—	(68)
Unrealized gains (losses) recognized for securities still held at reporting date	$ (12)	$ 30	$ 70	$ 88

	Year Ended December 31, 2022		
(in millions of U.S. dollars)	Equity Securities	Private Equities	Total
Net gains (losses) recognized during the period	$ (230)	$ (31)	$ (261)
Less: Net gains (losses) recognized from sales of securities	409	—	409
Unrealized gains (losses) recognized for securities still held at reporting date	$ (639)	$ (31)	$ (670)

(in millions of U.S. dollars)	Year Ended December 31, 2021		
	Equity Securities	Private Equities	Total
Net gains (losses) recognized during the period	$ 662	$ 111	$ 773
Less: Net gains (losses) recognized from sales of securities	157	—	157
Unrealized gains (losses) recognized for securities still held at reporting date	$ 505	$ 111	$ 616

e) Other investments

(in millions of U.S. dollars)	December 31	
	2023	2022
Fixed maturities - Consolidated Investment Products [1]	$ **3,773**	$ —
Life insurance policies	**463**	399
Policy loans	**651**	343
Non-qualified separate account assets [2]	**258**	223
Other	**382**	376
Total	$ **5,527**	$ 1,341

[1] Refer to Note 1 g) to the Consolidated Financial Statements for additional information on the consolidation of VIEs.
[2] Non-qualified separate account assets are comprised of mutual funds, supported by assets that do not qualify for separate account reporting under U.S. GAAP.

Private equities

Private equities include investment funds and limited partnerships measured at fair value using net asset value (NAV) as a practical expedient. The following table presents, by investment category, the expected liquidation period, fair value, and maximum future funding commitments for private equities:

(in millions of U.S. dollars)	December 31				
		2023			2022
	Expected Liquidation Period of Underlying Assets	**Fair Value**	**Maximum Future Funding Commitments**	Fair Value	Maximum Future Funding Commitments
Financial	**2 to 10 Years**	$ **1,241**	$ **364**	$ 1,074	$ 505
Real assets	**2 to 13 Years**	**2,137**	**445**	2,166	681
Distressed	**2 to 8 Years**	**1,206**	**936**	1,048	755
Private credit	**3 to 8 Years**	**331**	**298**	215	429
Traditional	**2 to 14 Years**	**8,873**	**4,167**	7,424	5,025
Vintage	**1 to 3 Years**	**72**	**—**	55	—
Investment funds	**Not Applicable**	**218**	**—**	373	—
		$ **14,078**	$ **6,210**	$ 12,355	$ 7,395

Included in all categories in the above table, except for Investment funds, are investments for which Chubb will never have the contractual option to redeem but receives distributions based on the liquidation of the underlying assets. Further, for all categories except for Investment funds, Chubb does not have the ability to sell or transfer the investments without the consent from the general partner of individual funds.

Investment Category	Consists of investments in private equity funds:
Financial	targeting financial services companies, such as financial institutions and insurance services worldwide
Real assets	targeting investments related to hard physical assets, such as real estate, infrastructure and natural resources
Distressed	targeting distressed corporate debt/credit and equity opportunities in the U.S.
Private credit	targeting privately originated corporate debt investments, including senior secured loans and subordinated bonds
Traditional	employing traditional private equity investment strategies such as buyout and growth equity globally
Vintage	funds where the initial fund term has expired

Included in private equities are 174 individual limited partnerships covering a broad range of investment strategies including large cap buyouts, specialist buyouts, growth capital, distressed, mezzanine, real estate, and co-investments. The underlying portfolio consists of various public and private debt and equity securities of publicly traded and privately held companies and real estate assets. The underlying investments across various partnerships, geographies, industries, asset types, and investment strategies provide risk diversification within the limited partnership portfolio and the overall investment portfolio.

Investment funds employ various investment strategies such as long/short equity and arbitrage/distressed. Included in this category are investments for which Chubb has the option to redeem at agreed upon value as described in each investment fund's subscription agreement. Depending on the terms of the various subscription agreements, investment fund investments may be redeemed monthly, quarterly, semi-annually, or annually. If Chubb wishes to redeem an investment fund investment, it must first determine if the investment fund is still in a lock-up period (a time when Chubb cannot redeem its investment so that the investment fund manager has time to build the portfolio). If the investment fund is no longer in its lock-up period, Chubb must then notify the investment fund manager of its intention to redeem by the notification date prescribed by the subscription agreement. Subsequent to notification, the investment fund can redeem Chubb's investment within several months of the notification. Notice periods for redemption of the investment funds are up to 270 days. Chubb can redeem its investment funds without consent from the investment fund managers.

f) Investments in partially-owned insurance companies
The following table presents Investments in partially-owned insurance companies:

(in millions of U.S. dollars, except for percentages)	December 31, 2023			December 31, 2022			
	Carrying Value	Goodwill	Direct Ownership Percentage	Carrying Value	Goodwill	Direct Ownership Percentage	Domicile
Huatai Group	$ —	$ —	— %	$ 2,490	$ 1,247	47 %	China
Huatai Life Insurance Company	—	—	— %	215	65	20 %	China
Freisenbruch-Meyer	12	3	40 %	11	3	40 %	Bermuda
Chubb Arabia Cooperative Insurance Company	28	—	30 %	24	—	30 %	Saudi Arabia
ABR Reinsurance Ltd.	151	—	19 %	137	—	19 %	Bermuda
Total	$ 191	$ 3		$ 2,877	$ 1,315		

Effective July 1, 2023, Huatai Group and Huatai Life Insurance Company are no longer classified as partially-owned insurance companies when Chubb obtained a controlling interest and applied consolidation accounting. Refer to Note 2 for additional information.

g) Net investment income

		Year Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
Fixed maturities [1]	$ **4,619**	$ 3,594	$ 3,300
Short-term investments	**199**	81	35
Other interest income	**69**	42	11
Equity securities	**119**	99	150
Private equities (less than 3 percent ownership)	**55**	63	94
Other investments	**71**	41	53
Gross investment income [1]	**5,132**	3,920	3,643
Investment expenses	**(195)**	(178)	(187)
Net investment income [1]	$ **4,937**	$ 3,742	$ 3,456
[1] Includes amortization expense related to fair value adjustment of acquired invested assets	$ **(21)**	$ (41)	$ (84)

h) Restricted assets

Chubb is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. The assets on deposit are available to settle insurance and reinsurance liabilities. Chubb is also required to restrict assets pledged under repurchase agreements, which represent Chubb's agreement to sell securities and repurchase them at a future date for a predetermined price. We use trust funds in certain large reinsurance transactions where the trust funds are set up for the benefit of the ceding companies and generally take the place of letter of credit (LOC) requirements. We have investments in segregated portfolios primarily to provide collateral or guarantees for LOC and derivative transactions. Included in restricted assets are investments, primarily fixed maturities, totaling $18,242 million and $15,721 million, and cash of $172 million and $115 million, at December 31, 2023 and 2022, respectively.

The following table presents the components of restricted assets:

		December 31
(in millions of U.S. dollars)	**2023**	2022
Trust funds	$ **8,482**	$ 8,120
Deposits with U.S. regulatory authorities	**2,544**	2,345
Deposits with non-U.S. regulatory authorities	**3,584**	2,959
Assets pledged under repurchase agreements	**2,924**	1,527
Other pledged assets	**880**	885
Total	$ **18,414**	$ 15,836

i) Variable interest entities (VIEs)

Consolidated VIEs

Certain subsidiaries of Huatai Group are the investment manager of, and maintain investments in, sponsored investment products that are considered Variable interest entities (VIEs). We have determined that we are the primary beneficiary and consolidate these investment products (CIP) if we hold at least 10 percent ownership. Refer to Note 1 g) for further information on our consolidation criteria. The assets of these VIEs are not available to our creditors, and the investors in these VIEs have no recourse to Chubb in excess of the assets contained within the VIEs. Our economic exposures are limited to our investments based on our ownership interest in these VIEs. Our total exposure to these consolidated investment products represents the value of our economic ownership interest.

Unconsolidated VIEs

We do not consolidate sponsored investment products where we have determined that we are not the primary beneficiary. At December 31, 2023, the carrying value of these investments was $153 million and our maximum risk of loss approximates the carrying amount. These investments are classified within Equity securities.

4. Fair value measurements

a) Fair value hierarchy

Fair value of financial assets and financial liabilities is estimated based on the framework established in the fair value accounting guidance. The guidance defines fair value as the price to sell an asset or transfer a liability (an exit price) in an orderly transaction between market participants and establishes a three-level valuation hierarchy based on the reliability of the inputs. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.

The three levels of the hierarchy are as follows:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – Includes, among other items, inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves, quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets and liabilities in markets that are not active; and
- Level 3 – Inputs that are unobservable and reflect management's judgments about assumptions that market participants would use in pricing an asset or liability.

We categorize financial instruments within the valuation hierarchy at the balance sheet date based upon the lowest level of inputs that are significant to the fair value measurement.

We use pricing services to obtain fair value measurements for the majority of our investment securities. Based on management's understanding of the methodologies used, these pricing services only produce an estimate of fair value if there is observable market information that would allow them to make a fair value estimate. Based on our understanding of the market inputs used by the pricing services, all applicable investments have been valued in accordance with U.S. GAAP. We do not adjust prices obtained from pricing services. The following is a description of the valuation techniques and inputs used to determine fair values for financial instruments carried at fair value, as well as the general classification of such financial instruments pursuant to the valuation hierarchy.

Fixed maturities

We use pricing services to estimate fair value measurements for the majority of our fixed maturities. The pricing services use market quotations for fixed maturities that have quoted prices in active markets; such securities are classified within Level 1. For fixed maturities other than U.S. Treasury securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements using their pricing applications or pricing models, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. Additional valuation factors that can be taken into account are nominal spreads, dollar basis, and liquidity adjustments. The pricing services evaluate each asset class based on relevant market and credit information, perceived market movements, and sector news. The market inputs used in the pricing evaluation, listed in the approximate order of priority include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each input is dependent on the asset class and the market conditions. Given the asset class, the priority of the use of inputs may change, or some market inputs may not be relevant. Additionally, fixed maturities valuation is more subjective when markets are less liquid due to the lack of market based inputs (i.e., stale pricing) and may require the use of models to be priced. The lack of market based inputs may increase the potential that an investment's estimated fair value is not reflective of the price at which an actual transaction would occur. The overwhelming majority of fixed maturities are classified within Level 2 because the most significant inputs used in the pricing techniques are observable. For a small number of fixed maturities, we obtain a single broker quote (typically from a market maker). Due to the disclaimers on the quotes that indicate that the price is indicative only, we include these fair value estimates in Level 3.

Equity securities

Equity securities with active markets are classified within Level 1 as fair values are based on quoted market prices. For equity securities in markets which are less active, fair values are based on market valuations and are classified within Level 2. Equity securities for which pricing is unobservable are classified within Level 3.

Short-term investments

Short-term investments, which comprise securities due to mature within one year of the date of purchase that are traded in active markets, are classified within Level 1 as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their approaching maturity, and as such, their cost approximates fair value. Short-term investments for which pricing is unobservable are classified within Level 3.

Private equities

Fair values for Private equities including investments in partially-owned investment companies, investment funds, and limited partnerships are based on their respective NAV and are excluded from the fair value hierarchy table below.

Other investments

Certain of our long-duration contracts are supported by assets that do not qualify for separate account reporting under U.S. GAAP. These assets comprise mutual funds, classified within Level 1 in the valuation hierarchy on the same basis as other equity securities traded in active markets. Other investments principally include fixed maturities carried at fair value with changes in fair value recorded through the Consolidated statements of operations. These fixed maturities principally relate to the acquired Huatai investment portfolio and are classified within Level 2. Also included are life insurance policies collateralizing investments held in rabbi trusts maintained by Chubb for deferred compensation plans and supplemental retirement plans. These policies are carried at cash surrender value and are classified in the valuation hierarchy within Level 2.

Securities lending collateral

The underlying assets included in Securities lending collateral in the Consolidated balance sheets are fixed maturities which are classified in the valuation hierarchy on the same basis as other fixed maturities. Excluded from the valuation hierarchy is the corresponding liability related to Chubb's obligation to return the collateral plus interest as it is reported at contract value and not fair value in the Consolidated balance sheets.

Investment derivatives

Actively traded investment derivative instruments, including futures, options, and forward contracts are classified within Level 1 as fair values are based on quoted market prices. The fair value of cross-currency swaps and interest rate swaps is based on market valuations and is classified within Level 2. Investment derivative instruments are recorded in either Other assets or Accounts payable, accrued expenses, and other liabilities in the Consolidated balance sheets.

Derivatives designated as hedging instruments

Certain of our derivatives are cross-currency swaps designated as fair value and net investment hedging instruments. The fair value of cross-currency swaps and interest rate swaps is based on market valuations and is classified within Level 2. Investment derivative instruments are recorded in either Other assets or Accounts payable, accrued expenses, and other liabilities in the Consolidated balance sheets.

Other derivative instruments

We maintain positions in exchange-traded equity futures contracts designed to limit exposure to a severe equity market decline, which would cause an increase in expected market risk benefits (MRB) claims, and therefore an increase in MRB reserves. Our positions in exchange-traded equity futures contracts are classified within Level 1. The fair value of the majority of the remaining positions in other derivative instruments is based on significant observable inputs including equity security and interest rate indices. Accordingly, these are classified within Level 2. Other derivative instruments based on unobservable inputs are classified within Level 3. Other derivative instruments are recorded in either Other assets or Accounts payable, accrued expenses, and other liabilities in the Consolidated balance sheets.

Separate account assets

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by Chubb. Separate account assets principally comprise mutual funds classified within Level 1 in the valuation hierarchy on the same basis as other equity securities traded in active markets. Separate account assets also include fixed maturities classified within Level 2 because the most significant inputs used in the pricing techniques are observable.

Excluded from the valuation hierarchy are the corresponding liabilities as they are reported at contract value and not fair value in the Consolidated balance sheets.

Financial instruments measured at fair value on a recurring basis, by valuation hierarchy

December 31, 2023

(in millions of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities available-for-sale				
U.S. Treasury / Agency	$ 2,911	$ 679	$ —	$ 3,590
Non-U.S.	—	34,472	692	35,164
Corporate and asset-backed securities	—	40,208	2,622	42,830
Mortgage-backed securities	—	22,051	7	22,058
Municipal	—	2,929	—	2,929
	2,911	100,339	3,321	106,571
Equity securities	3,368	—	87	3,455
Short-term investments	1,915	2,633	3	4,551
Other investments [1]	589	4,236	—	4,825
Securities lending collateral	—	1,299	—	1,299
Investment derivatives	54	—	—	54
Derivatives designated as hedging instruments	—	136	—	136
Separate account assets	5,482	91	—	5,573
Total assets measured at fair value [1] [2]	$ 14,319	$ 108,734	$ 3,411	$ 126,464
Liabilities:				
Investment derivatives	$ 136	$ —	$ —	$ 136
Derivatives designated as hedging instruments	—	128	—	128
Other derivative instruments	37	5	—	42
Market risk benefits [3]	—	—	771	771
Total liabilities measured at fair value	$ 173	$ 133	$ 771	$ 1,077

[1] Excluded from the table above are other investments of $702 million, principally policy loans at December 31, 2023 measured using NAV as a practical expedient.
[2] Excluded from the table above are Private equities of $14,078 million at December 31, 2023 measured using NAV as a practical expedient.
[3] Refer to Note 11 for additional information on Market risk benefits.

December 31, 2022

(in millions of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities available-for-sale				
U.S. Treasury / Agency	$ 2,100	$ 526	$ —	$ 2,626
Non-U.S.	—	25,344	564	25,908
Corporate and asset-backed securities	—	34,506	2,449	36,955
Mortgage-backed securities	—	15,840	11	15,851
Municipal	—	3,880	—	3,880
	2,100	80,096	3,024	85,220
Equity securities	737	—	90	827
Short-term investments	3,108	1,849	3	4,960
Other investments [1]	552	399	—	951
Securities lending collateral	—	1,523	—	1,523
Investment derivative instruments	82	—	—	82
Derivatives designated as hedging instruments	—	17	—	17
Other derivative instruments	33	—	—	33
Separate account assets	5,101	89	—	5,190
Total assets measured at fair value [1] [2]	$ 11,713	$ 83,973	$ 3,117	$ 98,803
Liabilities:				
Investment derivatives	$ 139	$ —	$ —	$ 139
Derivatives designated as hedging instruments	—	53	—	53
Market risk benefits [3]	—	—	800	800
Total liabilities measured at fair value	$ 139	$ 53	$ 800	$ 992

[1] Excluded from the table above are other investments of $390 million, principally policy loans at December 31, 2022 measured using NAV as a practical expedient.

[2] Excluded from the table above are Private equities of $12,355 million at December 31, 2022 measured using NAV as a practical expedient.

[3] Refer to Note 11 for additional information on Market risk benefits.

Level 3 financial instruments

The following tables present a reconciliation of the beginning and ending balances of financial instruments measured at fair value using significant unobservable inputs (Level 3). Excluded from the following tables is the reconciliation of Market risk benefits, refer to Note 11 for additional information:

Year Ended December 31, 2023 (in millions of U.S. dollars)	Available-for-Sale Debt Securities				
	Non-U.S.	Corporate and asset-backed securities	Mortgage-backed securities	Equity securities	Short-term investments
Balance, beginning of year	$ 564	$ 2,449	$ 11	$ 90	$ 3
Transfers into Level 3	21	30	—	—	—
Transfers out of Level 3	(22)	(26)	(15)	—	—
Change in Net Unrealized Gains (Losses) in OCI	13	28	—	—	(1)
Net Realized Gains (Losses)	(4)	(17)	—	(7)	(1)
Purchases	258	681	15	24	5
Sales	(82)	(81)	—	(20)	(3)
Settlements	(56)	(442)	(4)	—	—
Balance, end of year	$ 692	$ 2,622	$ 7	$ 87	$ 3
Net Realized Gains (Losses) Attributable to Changes in Fair Value at the Balance Sheet date	$ (1)	$ (5)	$ —	$ (7)	$ —
Change in Net Unrealized Gains (Losses) included in OCI at the Balance Sheet date	$ 7	$ 12	$ —	$ —	$ —

Year Ended December 31, 2022 (in millions of U.S. dollars)	Available-for-Sale Debt Securities				
	Non-U.S.	Corporate and asset-backed securities	Mortgage-backed securities	Equity securities	Short-term investments
Balance, beginning of year	$ 633	$ 2,049	$ 26	$ 77	$ 7
Transfers into Level 3	23	47	—	1	—
Transfers out of Level 3	(23)	(97)	(9)	—	—
Change in Net Unrealized Gains (Losses) in OCI	(53)	(80)	—	—	—
Net Realized Gains (Losses)	(6)	(14)	—	15	(2)
Purchases	156	921	4	9	3
Sales	(59)	(85)	—	(12)	—
Settlements	(107)	(292)	(10)	—	(5)
Balance, end of year	$ 564	$ 2,449	$ 11	$ 90	$ 3
Net Realized Gains (Losses) Attributable to Changes in Fair Value at the Balance Sheet date	$ (2)	$ (9)	$ —	$ 14	$ (1)
Change in Net Unrealized Gains (Losses) included in OCI at the Balance Sheet date	$ (53)	$ (84)	$ —	$ —	$ —

| Year Ended December 31, 2021 (in millions of U.S. dollars) | Available-for-Sale Debt Securities | | | | | |
	Non-U.S.	Corporate and asset-backed securities	Mortgage-backed securities	Equity securities	Short-term investments	Other investments
Balance, beginning of year	$ 546	$ 1,573	$ 60	$ 73	$ 5	$ 10
Transfers into Level 3	24	91	—	—	—	—
Transfers out of Level 3	(11)	(76)	(18)	—	—	(10)
Change in Net Unrealized Gains (Losses) in OCI	(30)	15	—	—	(1)	—
Net Realized Gains (Losses)	(1)	(2)	—	8	—	—
Purchases	275	1,154	18	21	9	—
Sales	(48)	(99)	(1)	(25)	—	—
Settlements	(122)	(607)	(33)	—	(6)	—
Balance, end of year	$ 633	$ 2,049	$ 26	$ 77	$ 7	$ —
Net Realized Gains (Losses) Attributable to Changes in Fair Value at the Balance Sheet date	$ —	$ 3	$ —	$ 5	$ —	$ —
Change in Net Unrealized Gains (Losses) included in OCI at the Balance Sheet date	$ (25)	$ 17	$ —	$ —	$ —	$ —

b) Financial instruments disclosed, but not measured, at fair value

Chubb uses various financial instruments in the normal course of its business. Our insurance contracts are excluded from fair value of financial instruments accounting guidance, and therefore, are not included in the amounts discussed below.

The carrying values of cash, other assets, other liabilities, and other financial instruments not included below approximated their fair values.

Private debt held-for-investment

The fair value of Private debt held-for-investment is derived using a discounted cash flow approach, which includes an evaluation of forecasted contractual cash flows and yield curve information, among other loan characteristics and assumptions. These assumptions are derived from internal and third-party sources. Since the valuation is derived from model-based techniques, Private debt held-for-investment is classified within Level 3 of the valuation hierarchy.

Investments in partially-owned insurance companies

Fair values for investments in partially-owned insurance companies are based on Chubb's share of the net assets based on the financial statements provided by those companies and are excluded from the valuation hierarchy tables below.

Short- and long-term debt, repurchase agreements, and trust preferred securities

Where practical, fair values for short-term debt, long-term debt, repurchase agreements, and trust preferred securities are estimated using discounted cash flow calculations based principally on observable inputs including incremental borrowing rates, which reflect Chubb's credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

The following tables present fair value, by valuation hierarchy, and carrying value of the financial instruments not measured at fair value:

December 31, 2023			Fair Value			Net Carrying Value
(in millions of U.S. dollars)	Level 1	Level 2	Level 3		Total	
Assets:						
Private debt held-for-investment	$ —	$ —	$ 2,560	$	2,560	$ 2,553
Total assets	$ —	$ —	$ 2,560	$	2,560	$ 2,553
Liabilities:						
Repurchase agreements	$ —	$ 2,833	$ —	$	2,833	$ 2,833
Short-term debt	—	1,431	—		1,431	1,460
Long-term debt	—	11,924	—		11,924	13,035
Trust preferred securities	—	365	—		365	308
Total liabilities	$ —	$ 16,553	$ —	$	16,553	$ 17,636

December 31, 2022			Fair Value			Net Carrying Value
(in millions of U.S. dollars)	Level 1	Level 2	Level 3		Total	
Assets:						
Fixed maturities held to maturity						
U.S. Treasury / Agency	$ 1,299	$ 71	$ —	$	1,370	$ 1,417
Non-U.S.	—	1,054	—		1,054	1,136
Corporate and asset-backed securities	—	1,580	—		1,580	1,705
Mortgage-backed securities	—	1,351	—		1,351	1,455
Municipal	—	3,084	—		3,084	3,135
Total assets	$ 1,299	$ 7,140	$ —	$	8,439	$ 8,848
Liabilities:						
Repurchase agreements	$ —	$ 1,419	$ —	$	1,419	$ 1,419
Short-term debt	—	473	—		473	475
Long-term debt	—	12,495	—		12,495	14,402
Trust preferred securities	—	383	—		383	308
Total liabilities	$ —	$ 14,770	$ —	$	14,770	$ 16,604

5. Reinsurance

a) Consolidated reinsurance

Chubb purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate Chubb's reinsurers to reimburse it for the agreed-upon portion of its gross paid losses, they do not discharge Chubb's primary liability. The amounts for net premiums written and net premiums earned in the Consolidated statements of operations are net of reinsurance. The following table presents direct, assumed, and ceded premiums:

		Year Ended December 31				
(in millions of U.S. dollars)		**2023**		2022		2021
Premiums written						
Direct	$	**52,969**	$	47,511	$	42,811
Assumed		**4,557**		4,467		3,928
Ceded		**(10,165)**		(10,258)		(8,912)
Net	$	**47,361**	$	41,720	$	37,827
Premiums earned						
Direct	$	**51,582**	$	46,160	$	41,116
Assumed		**4,289**		4,395		3,609
Ceded		**(10,159)**		(10,195)		(8,433)
Net	$	**45,712**	$	40,360	$	36,292

Ceded losses and loss expenses incurred were $7.2 billion, $6.9 billion, and $5.9 billion for the years ended December 31, 2023, 2022, and 2021, respectively.

b) Reinsurance recoverable on ceded reinsurance

		December 31, 2023			December 31, 2022		
(in millions of U.S. dollars)		**Net Reinsurance Recoverable** [1]		**Valuation allowance**	Net Reinsurance Recoverable [1]		Valuation allowance
Reinsurance recoverable on unpaid losses and loss expenses	$	**17,884**	$	**285**	$ 17,086	$	289
Reinsurance recoverable on paid losses and loss expenses		**2,068**		**82**	1,773		62
Reinsurance recoverable on losses and loss expenses	$	**19,952**	$	**367**	$ 18,859	$	351
Reinsurance recoverable on policy benefits	$	**280**	$	**—**	$ 302	$	4

[1]   Net of valuation allowance for uncollectible reinsurance.

The increase in reinsurance recoverable on losses and loss expenses in 2023 was primarily due to the consolidation of Huatai Group and prior period development in certain lines.

The following table presents a roll-forward of valuation allowance for uncollectible reinsurance related to Reinsurance recoverable on loss and loss expenses:

		Year Ended December 31		
(in millions of U.S. dollars)		**2023**		2022
Valuation allowance for uncollectible reinsurance - beginning of period	$	**351**	$	329
Provision for uncollectible reinsurance		**47**		43
Write-offs charged against the valuation allowance		**(32)**		(19)
Foreign exchange revaluation		**1**		(2)
Valuation allowance for uncollectible reinsurance - end of period	$	**367**	$	351

The following tables present a listing, at December 31, 2023, of the categories of Chubb's reinsurers:

December 31, 2023 (in millions of U.S. dollars, except for percentages)	Gross Reinsurance Recoverable on Losses and Loss Expenses	Valuation allowance for Uncollectible Reinsurance	% of Gross Reinsurance Recoverable
Categories			
Largest reinsurers	$ 10,993	$ 117	1.1 %
Other reinsurers rated A- or better	4,898	57	1.2 %
Other reinsurers rated lower than A- or not rated	455	56	12.3 %
Pools	441	14	3.2 %
Structured settlements	493	11	2.2 %
Captives	2,653	16	0.6 %
Other	386	96	24.9 %
Total	$ 20,319	$ 367	1.8 %

Largest Reinsurers

ABR Reinsurance Capital Holdings	Lloyd's of London	Renaissance Re Holdings Ltd
Berkshire Hathaway Insurance Group	Munich Re Group	Swiss Re Group
HDI Group (Hannover Re)	PartnerRe Group	

Categories of Chubb's reinsurers	Comprises:
Largest reinsurers	• All groups of reinsurers or captives where the gross recoverable exceeds one percent of Total Chubb shareholders' equity.
Other reinsurers rated A- or better	• All reinsurers rated A- or better that were not included in the largest reinsurer category.
Other reinsurers rated lower than A- or not rated	• All reinsurers rated lower than A- or not rated that were not included in the largest reinsurer category.
Pools	• Related to Chubb's voluntary pool participation and Chubb's mandatory pool participation required by law in certain states.
Structured settlements	• Annuities purchased from life insurance companies to settle claims. Since we retain ultimate liability in the event that the life company fails to pay, we reflect the amounts as both a liability and a recoverable/receivable for U.S. GAAP purposes.
Captives	• Companies established and owned by our insurance clients to assume a significant portion of their direct insurance risk from Chubb; structured to allow clients to self-insure a portion of their reinsurance risk. It generally is our policy to obtain collateral equal to expected losses. Where appropriate, exceptions are granted but only with review and approval at a senior officer level. Excludes captives included in the largest reinsurer category.
Other	• Amounts recoverable that are in dispute or are from companies that are in supervision, rehabilitation, or liquidation.

The valuation allowance for uncollectible reinsurance is principally based on an analysis of the credit quality of the reinsurer and collateral balances. We establish the valuation allowance for uncollectible reinsurance for the Other category based on a case-by-case analysis of individual situations including the merits of the underlying matter, credit and collateral analysis, and consideration.

6. Deferred acquisition costs

Deferred acquisition costs comprise capitalized costs on short-duration contracts of $3,346 million, $2,877 million, and $2,718 million; and long-duration contracts of $3,806 million, $3,154 million, and $2,970 million at December 31, 2023, 2022, and 2021, respectively.

The following tables present a roll-forward of deferred acquisitions costs on long-duration contracts included in the Life Insurance segment:

						Year Ended December 31, 2023
(in millions of U.S. dollars)	Term Life	Universal Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 324	$ 639	$ 392	$ 891	$ 268	$ 2,514
Capitalizations	176	129	159	564	36	1,064
Amortization expense	(100)	(80)	(23)	(137)	(29)	(369)
Other (including foreign exchange)	2	(14)	6	(17)	(1)	(24)
Balance – end of period	$ 402	$ 674	$ 534	$ 1,301	$ 274	$ 3,185
Overseas General Insurance segment excluded from table						621
Total deferred acquisition costs on long-duration contracts						$ 3,806

						Year Ended December 31, 2022
(in millions of U.S. dollars)	Term Life	Universal Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 250	$ 631	$ 330	$ 730	$ 263	$ 2,204
Capitalizations	147	118	86	268	48	667
Amortization expense	(81)	(64)	(18)	(93)	(31)	(287)
Other (including foreign exchange)	8	(46)	(6)	(14)	(12)	(70)
Balance – end of period	$ 324	$ 639	$ 392	$ 891	$ 268	$ 2,514
Overseas General Insurance segment excluded from table						640
Total deferred acquisition costs on long-duration contracts						$ 3,154

						Year Ended December 31, 2021
(in millions of U.S. dollars)	Term Life	Universal Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 125	$ 557	$ 299	$ 733	$ 220	$ 1,934
Capitalizations	178	143	52	98	71	542
Amortization expense	(47)	(61)	(18)	(98)	(26)	(250)
Other (including foreign exchange)	(6)	(8)	(3)	(3)	(2)	(22)
Balance – end of period	$ 250	$ 631	$ 330	$ 730	$ 263	$ 2,204
Overseas General Insurance segment excluded from table						766
Total deferred acquisition costs on long-duration contracts						$ 2,970

7. Goodwill, Value of business acquired, and Other intangible assets

Goodwill

The following table presents a roll-forward of Goodwill by segment:

(in millions of U.S. dollars)	North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Life Insurance	Chubb Consolidated
Balance at December 31, 2021	$ 6,972	$ 2,240	$ 134	$ 4,653	$ 371	$ 843	$ 15,213
Acquisition of Cigna's business in Asia	—	—	—	90	—	1,101	1,191
Foreign exchange revaluation and other	(27)	(10)	—	(138)	—	(1)	(176)
Balance at December 31, 2022	$ 6,945	$ 2,230	$ 134	$ 4,605	$ 371	$ 1,943	$ 16,228
Purchase price adjustments	—	—	—	8	—	(10)	(2)
Consolidation of Huatai Group	—	—	—	562	—	2,832	3,394
Foreign exchange revaluation and other	1	1	—	87	—	(23)	66
Balance at December 31, 2023 [1]	$ 6,946	$ 2,231	$ 134	$ 5,262	$ 371	$ 4,742	$ 19,686

[1]   At December 31, 2023, Goodwill from Huatai Group includes approximately $759 million attributable to noncontrolling interests.

Value of business acquired (VOBA)

The following table presents a roll-forward of VOBA:

	Year Ended December 31		
(in millions of U.S. dollars)	2023	2022	2021
Balance, beginning of year	$ 3,702	$ 235	$ 263
Acquisition of Cigna's business in Asia	—	3,633	—
Consolidation of Huatai Group	309	—	—
Amortization of VOBA [1]	(281)	(149)	(23)
Foreign exchange revaluation and other	(56)	(17)	(5)
Balance, end of year	$ 3,674	$ 3,702	$ 235

[1]   Recognized in Policy acquisition costs in the Consolidated statements of operations.

The following table presents, as of December 31, 2023, the expected estimated pre-tax amortization expense related to VOBA at current foreign currency exchange rates, for the next five years:

For the Years Ending December 31 (in millions of U.S. dollars)	Total amortization of VOBA
2024	$ 266
2025	227
2026	199
2027	180
2028	163
Total	$ 1,035

Other intangible assets

Other intangible assets that are subject to amortization principally relate to agency distribution relationships and renewal rights and other intangible assets that are not subject to amortization principally relate to trademarks. For more information on Other intangible assets related to the consolidation of Huatai, refer to Note 2.

		December 31	
(in millions of U.S. dollars)	**2023**		2022
Subject to amortization	$ **3,267**	$	2,459
Not subject to amortization	**3,508**		2,982
Total	$ **6,775**	$	5,441

Amortization expense related to purchased intangibles was $310 million, $285 million, and $287 million for the years ended December 31, 2023, 2022, and 2021, respectively. The following table presents, as of December 31, 2023, the expected estimated pre-tax amortization expense of purchased intangibles, at current foreign currency exchange rates, for the next five years:

For the Years Ending December 31

(in millions of U.S. dollars)	Total amortization of purchased intangibles	Amortization of Huatai UPR intangible asset [1]	Amortization of Huatai land use rights [2]	Total amortization
2024	$ 312	$ 30	$ 12	$ 354
2025	287	16	12	315
2026	269	7	12	288
2027	250	3	12	265
2028	240	—	13	253
Total	$ 1,358	$ 56	$ 61	$ 1,475

[1] Recognized in Policy acquisition costs in the Consolidated statements of operations.
[2] Recognized in Other (income) expense in the Consolidated statements of operations.

8. Unpaid losses and loss expenses

Chubb establishes reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. Reserves include estimates for both claims that have been reported and for IBNR claims, and include estimates of expenses associated with processing and settling these claims. Reserves are recorded in Unpaid losses and loss expenses in the Consolidated balance sheets. While we believe that our reserves for unpaid losses and loss expenses at December 31, 2023, are adequate, new information or trends may lead to future developments in incurred loss and loss expenses significantly greater or less than the reserves provided. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable and would be reflected in our results of operations in the period in which the estimates are changed.

The following table presents a reconciliation of beginning and ending Unpaid losses and loss expenses:

		Year Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
Gross unpaid losses and loss expenses, beginning of year	$ **75,747**	$ 72,330	$ 67,192
Reinsurance recoverable on unpaid losses [1]	**(17,086)**	(16,132)	(14,576)
Net unpaid losses and loss expenses, beginning of year	**58,661**	56,198	52,616
Net losses and loss expenses incurred in respect of losses occurring in:			
Current year	**24,956**	23,680	21,986
Prior years [2]	**(856)**	(1,108)	(956)
Total	**24,100**	22,572	21,030
Net losses and loss expenses paid in respect of losses occurring in:			
Current year	**8,248**	7,331	6,900
Prior years	**12,763**	12,206	10,048
Total	**21,011**	19,537	16,948
Consolidation of Huatai Group	**405**	—	—
Foreign currency revaluation and other	**83**	(572)	(500)
Net unpaid losses and loss expenses, end of year	**62,238**	58,661	56,198
Reinsurance recoverable on unpaid losses [1]	**17,884**	17,086	16,132
Gross unpaid losses and loss expenses, end of year	$ **80,122**	$ 75,747	$ 72,330

[1] Net of valuation allowance for uncollectible reinsurance.

[2] Relates to prior period loss reserve development only and excludes prior period development related to reinstatement premiums, expense adjustments, earned premiums, and A&H long-duration lines totaling $83 million, $232 million, and $30 million for 2023, 2022, and 2021, respectively.

The increase in gross and net unpaid losses and loss expense in 2023 reflects underlying exposure growth and the consolidation of Huatai, partially offset by favorable prior period development. The increase in gross and net unpaid losses and loss expense in 2022 is due to an increase in underlying exposure due to premium growth, increased loss severity trends and net catastrophe losses, partially offset by favorable prior period development, and favorable foreign exchange movement.

The loss development tables under section c) below, present Chubb's historical incurred and paid claims development by broad product line through December 31, 2023, net of reinsurance, as well as the cumulative number of reported claims, IBNR balances, and other supplementary information.

Recent period inflation is higher than the levels underlying our loss development triangles. To account for this, our loss estimates for a number of product lines include explicit adjustments by accident year for the potential increase in ultimate claim severity.

The following table presents a reconciliation of the loss development tables to the liability for unpaid losses and loss expenses in the consolidated balance sheet:

Reconciliation of Reserve Balances to Liability for Unpaid Loss and Loss Expenses

(in millions of U.S. dollars)	December 31, 2023
Presented in the loss development tables:	
North America Commercial P&C Insurance — Workers' Compensation	$ 10,159
North America Commercial P&C Insurance — Liability	21,092
North America Commercial P&C Insurance — Other Casualty	2,596
North America Commercial P&C Insurance — Non-Casualty	3,203
North America Personal P&C Insurance	3,550
Overseas General Insurance — Casualty	8,157
Overseas General Insurance — Non-Casualty	3,515
Global Reinsurance — Casualty	1,240
Global Reinsurance — Non-Casualty	411
Excluded from the loss development tables:	
Other	6,286
Net unpaid loss and allocated loss adjustment expense	60,209
Ceded unpaid loss and allocated loss adjustment expense:	
North America Commercial P&C Insurance — Workers' Compensation	1,190
North America Commercial P&C Insurance — Liability	7,427
North America Commercial P&C Insurance — Other Casualty	1,064
North America Commercial P&C Insurance — Non-Casualty	1,673
North America Personal P&C Insurance	577
Overseas General Insurance — Casualty	2,527
Overseas General Insurance — Non-Casualty	1,736
Global Reinsurance — Casualty	80
Global Reinsurance — Non-Casualty	101
Other	1,781
Ceded unpaid loss and allocated loss adjustment expense	18,156
Unpaid unallocated loss adjustment expenses	1,757
Unpaid losses and loss expenses	$ 80,122

Business excluded from the loss development tables

"Other" shown in the reconciliation table comprises businesses excluded from the loss development tables:

- Corporate segment business, which includes run-off liabilities such as asbestos, environmental, and molestation and other mass tort exposures and which impact accident years older than those shown in the loss development tables;
- North America Agricultural Insurance segment business, which is short-tailed with the majority of the liabilities expected to be resolved in the ensuing twelve months; and
- Certain subsets of our business due to data limitations or unsuitability to the loss development table presentation, including:
  - Various loss portfolio transfers; by convention, all premium and losses associated with these transactions are recorded to the policy period of the transaction, even though the accident dates of the claims covered may be a decade or more in the past. We also underwrite certain high attachment, high limit, multiple-line and excess of aggregate coverages for large commercial clients. Changes in incurred loss and cash flow patterns are volatile and sufficiently different from those of typical insureds. This category includes the Alternative Risk Solutions business within the North America Commercial P&C Insurance segment;
  - 2015 and prior paid history on a subset of previously acquired international businesses, within the Overseas General Insurance segment, due to limitations on the data prior to the acquisition;
  - Huatai P&C business and International A&H lines, where incurred loss development is shorter-tailed than the majority of the liabilities in the Overseas General segment and reported claims are high frequency and low severity in nature;
  - Purchase accounting adjustments related to unpaid losses and loss expenses for Chubb Corp;
  - Reinsurance recoverable bad debt; and
  - Balances with insufficient detail.

a) Description of Reserving Methodologies

Our recorded reserves represent management's best estimate of the provision for unpaid claims as of the balance sheet date. The process of establishing loss and loss expense reserves can be complex and is subject to considerable uncertainty as it requires the use of estimates and judgments based on circumstances underlying the insured loss at the date of accrual. The reserves for our various product lines each require different qualitative and quantitative assumptions and judgments to be made. Management's best estimate is developed after collaboration with actuarial, underwriting, claims, legal, and finance departments and culminates with the input of reserve committees. Each business unit reserve committee includes the participation of the relevant parties from actuarial, finance, claims, and unit senior management and has the responsibility for finalizing, recommending and approving the estimate to be used as management's best estimate. Reserves are further reviewed by Chubb's Chief Actuary and senior management. The objective of such a process is to determine a single estimate that we believe represents a better estimate than any other and which is viewed by management to be the best estimate of ultimate loss settlements. This estimate is based on a combination of exposure and experience-based actuarial methods (described below) and other considerations such as claims reviews, reinsurance recovery assumptions and/or input from other knowledgeable parties such as underwriting. Exposure-based methods are most commonly used on relatively immature origin years (i.e., the year in which the losses were incurred — "accident year" or "report year"), while experience-based methods provide a view based on the projection of loss experience that has emerged as of the valuation date. Greater reliance is placed upon experience-based methods as the pool of emerging loss experience grows and where it is deemed sufficiently credible and reliable as the basis for the estimate. In comparing the held reserve for any given origin year to the actuarial projections, judgment is required as to the credibility, uncertainty and inherent limitations of applying actuarial techniques to historical data to project future loss experience. Examples of factors that impact such judgments include, but are not limited to, the following:

- nature and complexity of underlying coverage provided and net limits of exposure provided;
- segmentation of data to provide sufficient homogeneity and credibility for loss projection methods;
- extent of credible internal historical loss data and reliance upon industry information as required;
- historical variability of actual loss emergence compared with expected loss emergence;
- reported and projected loss trends;
- extent of emerged loss experience relative to the remaining expected period of loss emergence;
- rate monitor information for new and renewal business;
- changes in claims handling practice;
- inflation;
- the legal environment;
- facts and circumstances of large claims;
- terms and conditions of the contracts sold to our insured parties;
- impact of applicable reinsurance recoveries; and
- nature and extent of underlying assumptions.

We have actuarial staff within each of our business units who analyze loss reserves (including loss expenses) and regularly project estimates of ultimate losses and the corresponding indications of the required IBNR reserve. Our reserving approach is a comprehensive ground-up process using data at a detailed level that reflects the specific types and coverages of the diverse products written by our various operations. The data presented in this disclosure was prepared on a more aggregated basis and with a focus on changes in incurred loss estimates over time as well as associated cash flows. We note that data prepared on this basis may not demonstrate the full spectrum of characteristics that are evident in the more detailed level studied internally.

We perform an actuarial reserve review for each product line at least once a year. For most product lines, one or more standard actuarial reserving methods may be used to determine estimates of ultimate losses and loss expenses, and from these estimates, a single actuarial central estimate is selected. The actuarial central estimate is an input to the reserve committee process described above. For the few product lines that do not lend themselves to standard actuarial reserving methods, appropriate techniques are applied to produce the actuarial central estimates. For example, run-off asbestos and environmental liability estimates are better suited to the application of account-specific exposure-based analyses to best evaluate their associated aggregate reserve levels.

b) Standard actuarial reserving methods

The judgments involved in projecting the ultimate losses include the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate.

Standard actuarial reserving methods include, but are not limited to, expected loss ratio, paid and reported loss development, and Bornhuetter-Ferguson methods. A general description of these methods is provided below. In addition to these standard methods, depending upon the product line characteristics and available data, we may use other recognized actuarial methods and approaches. Implicit in the standard actuarial methods that we generally utilize is the need for two fundamental assumptions: first, the pattern by which losses are expected to emerge over time for each origin year, and second, the expected loss ratio for each origin year.

The expected loss ratio for any particular origin year is selected after consideration of a number of factors, including historical loss ratios adjusted for rate changes, premium and loss trends, industry benchmarks, the results of policy level loss modeling at the time of underwriting, and/or other more subjective considerations for the product line (e.g., terms and conditions) and external environment as noted above. The expected loss ratio for a given origin year is initially established at the start of the origin year as part of the planning process. This analysis is performed in conjunction with underwriters and management. The expected loss ratio method arrives at an ultimate loss estimate by multiplying the expected ultimate loss ratio by the corresponding premium base. This method is most commonly used as the basis for the actuarial central estimate for immature origin periods on product lines where the actual paid or reported loss experience is not yet deemed sufficiently credible to serve as the principal basis for the selection of ultimate losses. The expected loss ratio for a given origin year may be modified over time if the underlying assumptions differ from the original assumptions (e.g., the assessment of prior year loss ratios, loss trend, rate changes, actual claims, or other information).

Our selected paid and reported development patterns provide a benchmark against which the actual emerging loss experience can be monitored. Where possible, development patterns are selected based on historical loss emergence by origin year. For product lines where the historical data is viewed to have low statistical credibility, the selected development patterns also reflect relevant industry benchmarks and/or experience from similar product lines written elsewhere within Chubb. This most commonly occurs for relatively new product lines that have limited historical data or for high severity/low frequency portfolios where our historical experience exhibits considerable volatility and/or lacks credibility. The paid and reported loss development methods convert the selected loss emergence pattern to a set of multiplicative factors which are then applied to actual paid or reported losses to arrive at an estimate of ultimate losses for each period. Due to their multiplicative nature, the paid and reported loss development methods will leverage differences between actual and expected loss emergence. These methods tend to be utilized for more mature origin periods and for those portfolios where the loss emergence has been relatively consistent over time.

The Bornhuetter-Ferguson method is a combination of the expected loss ratio method and the loss development method, where the loss development method is given more weight as the origin year matures. This approach allows a logical transition between the expected loss ratio method which is generally utilized at earlier maturities and the loss development methods which are typically utilized at later maturities. We usually apply this method using reported loss data although paid data may also be used.

Short-tail business

Short-tail business generally describes product lines for which losses are typically known and paid shortly after the loss occurs. This would include, for example, most property, personal accident, and automobile physical damage policies that we write. Due to the short reporting and development pattern for these product lines, the uncertainty associated with our estimate of ultimate losses for any particular accident period diminishes relatively quickly as actual loss experience emerges. We typically assign credibility to methods that incorporate actual loss emergence, such as the paid and reported loss development and Bornhuetter-Ferguson methods, sooner than would be the case for long-tail lines at a similar stage of development for a given origin year. The reserving process for short-tail losses arising from catastrophic events typically involves an assessment by the claims department, in conjunction with underwriters and actuaries, of our exposure and estimated losses immediately following an event and then subsequent revisions of the estimated losses as our insureds provide updated actual loss information.

Long-tail business

Long-tail business describes lines of business for which specific losses may not be known/reported for some period and for which claims can take significant time to settle/close. This includes most casualty lines such as general liability, D&O, and workers' compensation. There are various factors contributing to the uncertainty and volatility of long-tail business, including the indirect impact of COVID-19 that has changed loss reporting and development patterns. In addition, uncertain future inflationary trends, changes in future legal environments, and the potential impact of major claims, such as molestation claims including the Boy Scouts of America (BSA) agreement-in-principle, added to the uncertainty and volatility in the long-tail business. Other factors are:

- The nature and complexity of underlying coverage provided and net limits of exposure provided;
- Our historical loss data and experience is sometimes too immature and lacking in credibility to rely upon for reserving purposes. Where this is the case, in our reserve analysis we may utilize industry loss ratios or industry benchmark development patterns that we believe reflect the nature and coverage of the underwritten business and its future development, where available. For such product lines, actual loss experience may differ from industry loss statistics as well as loss experience for previous underwriting years;
- The difficulty in estimating loss trends, claims inflation (e.g., medical and judicial) and underlying economic conditions;
- The need for professional judgment to estimate loss development patterns beyond that represented by historical data using supplemental internal or industry data, extrapolation, or a blend of both;
- The need to address shifts in business mix or volume over time when applying historical paid and reported loss development patterns from older origin years to more recent origin years. For example, changes over time in the processes and procedures for establishing case reserves can distort reported loss development patterns or changes in ceded reinsurance structures by origin year can alter the development of paid and reported losses;
- Loss reserve analyses typically require loss or other data be grouped by common characteristics in some manner. If data from two combined lines of business exhibit different characteristics, such as loss payment patterns, the credibility of the reserve estimate could be affected. Additionally, since casualty lines of business can have significant intricacies in the terms and conditions afforded to the insured, there is an inherent risk as to the homogeneity of the underlying data used in performing reserve analyses; and
- The applicability of the price change data used to estimate ultimate loss ratios for most recent origin years.

As described above, various factors are considered when determining appropriate data, assumptions, and methods used to establish the loss reserve estimates for long-tail product lines. These factors may also vary by origin year for given product lines. The derivation of loss development patterns from data and the selection of a tail factor to project ultimate losses from actual loss emergence require considerable judgment, particularly with respect to the extent to which historical loss experience is relied upon to support changes in key reserving assumptions.

c) Loss Development Tables

The tables were designed to present business with similar risk characteristics which exhibit like development patterns and generally similar trends, in order to provide insight into the nature, amount, timing and uncertainty of cash flows related to our claims liabilities.

Each table follows a similar format and reflects the following:

- The incurred loss triangle includes both reported case reserves and IBNR liabilities.
- Both the incurred and paid loss triangles include allocated loss adjustment expense (i.e., defense and investigative costs particular to individual claims) but exclude unallocated loss adjustment expense (i.e., the costs associated with internal claims staff and third-party administrators).
- The amounts in both triangles for the years ended December 31, 2014, to December 31, 2022, and average historical claim duration as of December 31, 2023, are presented as supplementary information.
- All data presented in the triangles is net of reinsurance recoverables.
- The IBNR reserves shown to the right of each incurred loss development exhibit reflect the net IBNR recorded as of December 31, 2023.
- The tables are presented retrospectively with respect to acquisitions where these are material and doing so is practicable. Most notably, the Chubb Corp acquisition is presented retrospectively. The unaudited consolidated data is presented solely for informational purposes and is not necessarily indicative of the consolidated data that might have been observed had the transactions been completed prior to the date indicated.

Historical dollar amounts are presented in this footnote on a constant-dollar basis, which is achieved by assuming constant foreign exchange rates for all periods in the loss triangles, translating prior period amounts using the same local currency exchange rates as the current year end. The impact of this conversion is to show the change between periods exclusive of the effect of fluctuations in exchange rates, which would otherwise distort the change in incurred loss and cash flow patterns shown. The change in incurred loss shown will differ from other U.S. GAAP disclosures of incurred prior period reserve development amounts, which include the effect of fluctuations in exchanges rates.

We provided guidance above on key assumptions that should be considered when reviewing this disclosure and information relating to how loss reserve estimates are developed. We believe the information provided in the "Loss Development Tables" section of the disclosure is of limited use for independent analysis or application of standard actuarial estimations.

Cumulative Number of Reported Claims

Reported claim counts, on a cumulative basis, are provided to the far right of each incurred loss development table. In our North America segments, we generally consider a reported claim to be one claim per coverage per claimant. In our Overseas General Insurance segment, we generally consider a reported claim to be on a per occurrence basis. Global Reinsurance segment's portfolio comprises a mix of proportional and non-proportional treaties. The proportional treaties are reported on a bulk basis and do not lend themselves to meaningful claim count data. As such, we do not provide claim count information for our Global Reinsurance segment.

We exclude claims closed without payment. Claims are counted on a direct basis without consideration of ceded reinsurance. Use of the presented claim counts in analysis of company experience has significant limitations, including:

- Claims for certain events and/or product lines, such as portions of our A&H business, are not reported on an individual basis, but rather in bulk and thus not available for inclusion in this disclosure.
- Each segment typically has a mixture of primary and excess experience which has shifted over time.
- Captive business, especially in Workers' Compensation and Liability, largely represents fronted business where our net exposure to loss is minimal; however, since the claim count is based on direct claims, there is a mismatch between direct claims and net loss dollars, the extent of which varies by accident year.

Reported claim counts include open claims which have case reserves but exclude claims that have been incurred but not reported. As such the reported claims are not consistent with the incurred losses in the triangle, which include incurred but not reported losses. One can calculate reported losses by subtracting incurred but not reported losses from incurred losses in the triangle. Reported claim counts are also inconsistent with losses in the paid loss triangle, since reported counts would include claims with case reserves but no payments to date.

North America Commercial P&C Insurance — Workers' Compensation — Long-tail

This product line has a broad mix of exposures across industries as well as a mix of policy coverages. Types of coverage include risk management business predominantly with high deductible policies, loss sensitive business (i.e., retrospectively-rated policies), business fronted for captives, as well as excess and primary guaranteed cost coverages.

The triangle below shows all loss and allocated expense development for the workers' compensation product line. In our prior period development disclosure, we exclude any loss development where there is a directly related premium adjustment. For workers' compensation, changes in the exposure base due to payroll audits will drive changes in ultimate losses. In addition, we record involuntary pool assumptions (premiums and losses) on a lagged basis. Both of these items will influence the development in the triangle, particularly the first prior accident year, and are included in the reconciliation table presented on page F-66.

Net Incurred Loss and Allocated Loss Adjustment Expenses

					Years Ended December 31						As of December 31 2023	
(in millions of U.S. dollars)									Unaudited		Net IBNR Reserves	Reported Claims (in thousands)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**		
2014	$1,207	$1,201	$1,217	$1,215	$1,163	$1,100	$1,073	$1,037	$1,007	$ 983	$ 236	45
2015		1,282	1,259	1,276	1,279	1,217	1,154	1,128	1,092	**1,057**	286	50
2016			1,366	1,361	1,383	1,378	1,269	1,206	1,177	**1,162**	354	51
2017				1,412	1,380	1,399	1,393	1,376	1,176	**1,121**	402	50
2018					1,359	1,361	1,380	1,385	1,384	**1,221**	435	51
2019						1,391	1,384	1,400	1,409	**1,406**	611	48
2020							1,367	1,388	1,409	**1,408**	756	31
2021								1,348	1,330	**1,372**	708	35
2022									1,344	**1,407**	835	38
2023										**1,371**	992	33
Total										**$ 12,508**		

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

						Years Ended December 31			
(in millions of U.S. dollars)							Unaudited		
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 113	$ 295	$ 410	$ 484	$ 532	$ 566	$ 599	$ 617	$ 634	$ **649**
2015		116	301	418	501	564	606	628	645	**665**
2016			122	326	452	529	584	621	653	**683**
2017				120	313	437	516	564	601	**626**
2018					130	329	451	528	597	**641**
2019						143	341	467	575	**640**
2020							111	282	390	**466**
2021								120	331	**458**
2022									131	**332**
2023										**129**
Total										$ **5,289**

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ 2,940
Accident years 2014 - 2023 from tables above	7,219
All Accident years	$ 10,159

North America Commercial P&C Insurance — Workers' Compensation — Long-tail (continued)

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ (113)
Accident years 2014 - 2023 from tables above	(191)
All Accident years	$ (304)

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	10 %	16 %	10 %	7 %	5 %	3 %	3 %	2 %	2 %	2 %

North America Commercial P&C Insurance — Liability — Long-tail

This line consists of primary and excess general liability exposures, medical liability, and professional lines, including directors and officers (D&O) liability, errors and omissions (E&O) liability, employment practices liability (EPL), fidelity bonds, and fiduciary liability.

The primary and excess general liability business represents the largest part of these exposures. The former includes both monoline and commercial package liability. The latter includes a substantial proportion of commercial umbrella, excess and high excess business, where loss activity can produce significant volatility in the loss triangles at later ages within an accident year (and sometimes across years) due to the size of the limits afforded and the complex nature of the underlying losses.

This line includes management and professional liability products provided to a wide variety of clients, from national accounts to small firms along with private and not-for-profit organizations, distributed through brokers, agents, wholesalers, and MGAs. Many of these coverages, particularly D&O and E&O, are typically written on a claims-made form. While most of the coverages are underwritten on a primary basis, there are significant amounts of excess exposure with large policy limits.

Net Incurred Loss and Allocated Loss Adjustment Expenses

											As of December 31 2023	
	Years Ended December 31											
(in millions of U.S. dollars)									Unaudited		Net IBNR Reserves	Reported Claims (in thousands)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**		
2014	$3,528	$3,578	$3,667	$3,710	$3,649	$3,463	$3,340	$3,192	$3,142	$ 3,134	$ 237	24
2015		3,552	3,701	3,810	3,967	3,934	3,727	3,701	3,569	3,613	358	27
2016			3,527	3,588	3,685	3,797	3,793	3,765	3,756	3,660	375	27
2017				3,316	3,491	3,573	3,623	3,545	3,434	3,492	603	26
2018					3,368	3,485	3,688	3,820	3,900	3,915	672	28
2019						3,446	3,620	3,858	4,050	4,057	1,135	29
2020							4,102	3,826	3,919	3,976	1,630	24
2021								4,315	4,349	4,441	2,589	25
2022									4,561	4,567	3,371	25
2023										4,703	4,181	26
Total										$39,558		

North America Commercial P&C Insurance — Liability — Long-tail (continued)

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

										Years Ended December 31
(in millions of U.S. dollars)										Unaudited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 164	$ 679	$ 1,248	$ 1,801	$ 2,199	$ 2,439	$ 2,580	$ 2,669	$ 2,753	**$ 2,802**
2015		138	604	1,203	1,852	2,287	2,527	2,743	2,921	**3,079**
2016			171	662	1,334	1,973	2,332	2,593	2,820	**2,982**
2017				161	616	1,160	1,698	2,000	2,322	**2,627**
2018					189	753	1,301	1,773	2,335	**2,782**
2019						175	669	1,245	1,888	**2,387**
2020							152	589	1,148	**1,697**
2021								174	609	**1,200**
2022									144	**649**
2023										**197**
Total										**$ 20,402**

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ **1,936**
Accident years 2014 - 2023 from tables above	**19,156**
All Accident years	$ **21,092**

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ **47**
Accident years 2014 - 2023 from tables above	**175**
All Accident years	$ **222**

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	4 %	13 %	15 %	16 %	12 %	8 %	6 %	4 %	4 %	2 %

North America Commercial P&C Insurance — Other Casualty — Long-tail

This product line consists of the remaining commercial casualty coverages such as automobile liability and aviation as well as our foreign casualty exposures (mainly auto, general liability and employer responsibility coverages) on U.S.-based multinational accounts. The paid and reported data are impacted by some catastrophe loss activity.

Net Incurred Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars) Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Net IBNR Reserves	Reported Claims (in thousands)
2014	$ 594	$ 582	$ 580	$ 595	$ 554	$ 538	$ 538	$ 530	$ 526	$ 530	$ 9	17
2015		486	469	500	514	457	454	462	457	456	18	15
2016			503	501	527	523	480	479	469	473	20	16
2017				531	565	577	616	604	590	602	16	17
2018					535	563	574	579	575	606	9	17
2019						606	636	686	744	756	40	17
2020							640	633	657	638	156	11
2021								675	710	747	254	13
2022									782	801	367	14
2023										844	631	11
Total										$ 6,453		

Years Ended December 31 — Unaudited. As of December 31, 2023.

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars) Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 80	$ 220	$ 317	$ 391	$ 454	$ 473	$ 500	$ 508	$ 513	$ 517
2015		47	137	214	304	370	394	411	423	431
2016			52	145	246	323	374	398	424	437
2017				66	175	312	381	446	496	539
2018					74	169	270	365	472	532
2019						70	189	318	465	619
2020							54	156	273	401
2021								60	176	293
2022									82	235
2023										81
Total										$ 4,085

Years Ended December 31 — Unaudited.

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ 228
Accident years 2014 - 2023 from tables above	2,368
All Accident years	$ 2,596

North America Commercial P&C Insurance — Other-Casualty — Long-tail (continued)

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ (6)
Accident years 2014 - 2023 from tables above	99
All Accident years	$ 93

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	10 %	18 %	18 %	17 %	15 %	7 %	6 %	2 %	1 %	1 %

North America Commercial P&C Insurance — Non-Casualty — Short-tail

This product line represents first party commercial product lines that are short-tailed in nature, such as property, inland marine, ocean marine, surety, and A&H. There is a wide diversity of products, primary and excess coverages, and policy sizes. During this ten-year period, this product line was impacted by natural catastrophes mainly in the 2017 and 2018 accident years, and in accident year 2020 by direct COVID.

Net Incurred Loss and Allocated Loss Adjustment Expenses

	Years Ended December 31										As of December 31 2023	
(in millions of U.S. dollars)										Unaudited	Net IBNR Reserves	Reported Claims (in thousands)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**		
2014	$1,635	$1,655	$1,573	$1,552	$1,543	$1,544	$1,552	$1,545	$1,544	$ 1,554	$ —	483
2015		1,731	1,740	1,645	1,633	1,600	1,585	1,587	1,592	1,589	2	545
2016			1,904	1,884	1,794	1,775	1,811	1,824	1,820	1,822	23	650
2017				2,699	2,603	2,503	2,520	2,512	2,522	2,508	43	764
2018					2,047	2,234	2,169	2,161	2,170	2,160	11	904
2019						2,046	2,031	1,954	1,944	1,921	13	1,044
2020							3,140	2,942	2,726	2,685	62	1,126
2021								2,941	2,824	2,628	158	863
2022									3,048	2,946	371	897
2023										3,072	1,351	756
Total										$ 22,885		

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

	Years Ended December 31									
(in millions of U.S. dollars)										Unaudited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 816	$ 1,368	$ 1,478	$ 1,499	$ 1,525	$ 1,540	$ 1,547	$ 1,552	$ 1,552	$ 1,551
2015		724	1,339	1,484	1,552	1,567	1,570	1,583	1,582	1,583
2016			844	1,499	1,650	1,726	1,754	1,778	1,789	1,790
2017				977	2,083	2,301	2,392	2,406	2,430	2,449
2018					1,025	1,821	2,012	2,068	2,113	2,137
2019						1,028	1,672	1,800	1,856	1,883
2020							1,390	2,260	2,466	2,545
2021								1,085	2,100	2,322
2022									1,050	2,190
2023										1,219
Total										$ 19,669

North America Commercial P&C Insurance — Non-Casualty — Short-tail (continued)

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ (13)
Accident years 2014 - 2023 from tables above	3,216
All Accident years	$ 3,203

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ (4)
Accident years 2014 - 2023 from tables above	(377)
All Accident years	$ (381)

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	44 %	37 %	8 %	3 %	1 %	1 %	1 %	— %	— %	— %

North America Personal P&C Insurance — Short-tail

Chubb provides personal lines coverages for high-net-worth individuals and families in North America including homeowners, automobile, valuable articles (including fine art), umbrella liability, and recreational marine insurance offered through independent regional agents and brokers. During this ten-year period, this segment was also impacted by natural catastrophes, mainly in the 2017 and 2018 accident years.

Net Incurred Loss and Allocated Loss Adjustment Expenses

					Years Ended December 31						As of December 31 2023	
(in millions of U.S. dollars)									Unaudited			
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Net IBNR Reserves	Reported Claims (in thousands)
2014	$2,198	$2,199	$2,186	$2,139	$2,153	$2,140	$2,135	$2,134	$2,133	$ 2,130	$ 6	144
2015		2,488	2,543	2,553	2,536	2,556	2,562	2,559	2,561	2,558	5	148
2016			2,433	2,529	2,538	2,476	2,464	2,458	2,466	2,467	10	154
2017				3,028	3,062	2,995	2,991	2,992	3,001	3,011	20	163
2018					3,002	3,030	3,095	3,110	3,131	3,120	45	170
2019						2,949	2,985	2,986	2,978	2,957	48	157
2020							2,922	2,627	2,626	2,582	96	123
2021								3,027	2,877	2,964	209	131
2022									3,102	2,955	414	119
2023										3,406	1,480	93
Total										$ 28,150		

North America Personal P&C Insurance — Short-tail (continued)

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

Years Ended December 31

(in millions of U.S. dollars)									Unaudited	
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 1,306	$ 1,759	$ 1,919	$ 2,028	$ 2,073	$ 2,100	$ 2,109	$ 2,116	$ 2,119	**$ 2,121**
2015		1,495	2,078	2,264	2,385	2,472	2,501	2,526	2,535	**2,542**
2016			1,449	2,046	2,205	2,308	2,364	2,391	2,422	**2,440**
2017				1,694	2,514	2,662	2,793	2,864	2,930	**2,971**
2018					1,922	2,542	2,699	2,857	2,971	**3,037**
2019						1,664	2,431	2,611	2,718	**2,823**
2020							1,331	1,990	2,223	**2,363**
2021								1,583	2,368	**2,582**
2022									1,411	**2,278**
2023										**1,490**
Total										**$ 24,647**

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ 47
Accident years 2014 - 2023 from tables above	**3,503**
All Accident years	$ **3,550**

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ 3
Accident years 2014 - 2023 from tables above	**(131)**
All Accident years	$ **(128)**

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	55 %	25 %	7 %	5 %	3 %	2 %	1 %	— %	— %	— %

Overseas General Insurance — Casualty — Long-tail

This product line comprises D&O liability, E&O liability, financial institutions (including crime/fidelity coverages), and non-U.S. general liability as well as aviation and political risk. Exposures are located around the world, including Europe, Latin America, and Asia. Approximately 46 percent of Chubb Overseas General business is generated by European accounts, exclusive of Lloyd's market. There is some U.S. exposure in Casualty from multinational accounts and in financial lines for Lloyd's market. The financial lines coverages are typically written on a claims-made form, while general liability coverages are typically on an occurrence basis and comprises a mix of primary and excess businesses.

Net Incurred Loss and Allocated Loss Adjustment Expenses

						Years Ended December 31					As of December 31 2023	
(in millions of U.S. dollars)								Unaudited				
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**	Net IBNR Reserves	Reported Claims (in thousands)
2014	$1,196	$1,264	$1,271	$1,290	$1,210	$1,129	$1,093	$1,103	$1,106	**$ 1,089**	$ 46	38
2015		1,118	1,209	1,239	1,262	1,244	1,186	1,171	1,187	**1,186**	97	40
2016			1,150	1,246	1,311	1,338	1,328	1,337	1,271	**1,283**	93	42
2017				1,140	1,237	1,284	1,331	1,296	1,331	**1,296**	151	43
2018					1,236	1,286	1,346	1,389	1,345	**1,323**	202	44
2019						1,307	1,373	1,395	1,382	**1,336**	311	42
2020							1,684	1,606	1,523	**1,535**	765	35
2021								1,619	1,668	**1,691**	987	36
2022									1,760	**1,808**	1,217	36
2023										**1,908**	1,606	32
Total										**$14,455**		

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

										Years Ended December 31
(in millions of U.S. dollars)										Unaudited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 105	$ 275	$ 444	$ 571	$ 681	$ 761	$ 823	$ 865	$ 894	**$ 934**
2015		80	267	465	637	753	830	906	938	**969**
2016			120	306	505	648	766	857	979	**1,003**
2017				91	299	499	653	812	940	**995**
2018					105	312	470	608	727	**881**
2019						118	316	444	648	**729**
2020							102	273	429	**530**
2021								111	271	**434**
2022									83	**284**
2023										**79**
Total										**$ 6,838**

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	December 31, 2023
Accident years prior to 2014	$ 540
Accident years 2014 - 2023 from tables above	7,617
All Accident years	$ 8,157

Overseas General Insurance — Casualty — Long-tail (continued)

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ (22)
Accident years 2014 - 2023 from tables above	(26)
All Accident years	$ (48)

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	7 %	13 %	13 %	11 %	9 %	9 %	6 %	3 %	3 %	4 %

Overseas General Insurance — Non-Casualty — Short-tail

This product line is comprised of commercial fire, marine (predominantly cargo), surety, personal automobile (in Latin America, Asia Pacific and Japan), personal cell phones, personal residential (including high net worth), energy, and construction. In general, these lines have relatively stable payment and reporting patterns although they are impacted by natural catastrophes mainly in the 2017, 2018, and 2022 accident years. For the Chubb Overseas General non-casualty book, Europe, exclusive of Lloyd's market, makes up about one third, Latin America makes up about one quarter, and Asia makes up about one fifth.

Net Incurred Loss and Allocated Loss Adjustment Expenses

					Years Ended December 31						As of December 31 2023	
(in millions of U.S. dollars)										Unaudited	Net IBNR Reserves	Reported Claims (in thousands)
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**		
2014	$1,764	$1,828	$1,775	$1,763	$1,729	$1,719	$1,712	$1,706	$1,698	$ 1,693	$ 3	533
2015		1,855	1,973	1,947	1,916	1,900	1,892	1,874	1,875	1,870	8	556
2016			1,959	1,955	1,942	1,921	1,926	1,957	1,955	1,943	29	568
2017				2,114	2,157	2,145	2,126	2,151	2,149	2,115	(6)	577
2018					2,068	2,156	2,119	2,093	2,062	2,051	42	613
2019						2,100	2,119	2,059	2,047	2,043	(12)	632
2020							2,437	2,301	2,171	2,116	87	534
2021								2,524	2,437	2,322	60	542
2022									2,800	2,777	168	614
2023										2,995	901	594
Total										$21,925		

Overseas General Insurance — Non-Casualty — Short-tail (continued)

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

										Years Ended December 31
(in millions of U.S. dollars)										Unaudited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 721	$ 1,359	$ 1,560	$ 1,619	$ 1,649	$ 1,662	$ 1,677	$ 1,684	$ 1,678	$ **1,680**
2015		812	1,469	1,691	1,769	1,790	1,819	1,836	1,839	**1,839**
2016			966	1,592	1,779	1,847	1,872	1,881	1,887	**1,890**
2017				1,010	1,772	1,940	2,013	2,055	2,114	**2,091**
2018					960	1,664	1,858	1,924	1,940	**1,950**
2019						1,019	1,674	1,861	1,926	**1,959**
2020							1,036	1,646	1,792	**1,908**
2021								982	1,750	**2,025**
2022									1,168	**2,088**
2023										**1,119**
Total										$ **18,549**

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ **139**
Accident years 2014 - 2023 from tables above	**3,376**
All Accident years	$ **3,515**

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ **(4)**
Accident years 2014 - 2023 from tables above	**(264)**
All Accident years	$ **(268)**

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	45 %	33 %	10 %	4 %	1 %	1 %	— %	— %	— %	— %

Global Reinsurance

Chubb analyzes its Global Reinsurance business on a treaty year basis rather than on an accident year basis. Treaty year data was converted to an accident year basis for the purposes of this disclosure. Mix shifts are an important consideration in these product line groupings. As proportional business and excess of loss business have different earning and loss reporting and payment patterns, this change in mix will affect the cash flow patterns across the accident years. In addition, the shift from excess to proportional business over time will make the cash flow patterns of older and more recent years difficult to compare. In general, the proportional business will pay out more quickly than the excess of loss business, as such, using older years development patterns may overstate the ultimate loss estimates in more recent years.

Global Reinsurance — Casualty — Long-tail

This product line includes proportional and excess coverages in general, automobile liability, professional liability, medical malpractice, and workers' compensation, with exposures located around the world. In general, reinsurance exhibits less stable development patterns than primary business. In particular, general casualty reinsurance and excess coverages are long-tailed and can be very volatile.

Global Reinsurance — Casualty — Long-tail (continued)

Net Incurred Loss and Allocated Loss Adjustment Expenses

						Years Ended December 31					As of December 31 2023
(in millions of U.S. dollars)									Unaudited		
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**	Net IBNR Reserves
2014	$ 330	$ 331	$ 336	$ 339	$ 340	$ 344	$ 327	$ 327	$ 326	**$ 326**	$ 6
2015		281	286	296	297	305	301	305	308	**307**	9
2016			219	223	231	230	239	239	244	**250**	11
2017				209	211	216	213	214	214	**221**	6
2018					239	242	249	245	248	**255**	9
2019						233	242	237	236	**233**	20
2020							242	246	237	**237**	42
2021								278	282	**286**	105
2022									294	**296**	155
2023										**274**	211
Total										**$ 2,685**	

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

									Years Ended December 31	
(in millions of U.S. dollars)									Unaudited	
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 91	$ 183	$ 216	$ 247	$ 263	$ 274	$ 284	$ 293	$ 298	**$ 304**
2015		89	158	190	215	230	247	264	273	**281**
2016			57	112	141	157	173	190	206	**217**
2017				46	99	120	138	153	173	**185**
2018					40	94	123	146	168	**194**
2019						39	89	115	138	**161**
2020							41	98	123	**147**
2021								35	86	**119**
2022									39	**86**
2023										**30**
Total										**$ 1,724**

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ 279
Accident years 2014 - 2023 from tables above	961
All Accident years	$ 1,240

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ (16)
Accident years 2014 - 2023 from tables above	22
All Accident years	$ 6

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	19 %	22 %	11 %	9 %	7 %	7 %	5 %	3 %	2 %	2 %

Global Reinsurance — Non-Casualty — Short-tail

This product line includes property, property catastrophe, marine, credit/surety, mortgage, A&H and energy. This product line is impacted by natural catastrophes, particularly in the 2017, 2018, 2020, 2021, and 2022 accident years. Of the non-catastrophe book, the mixture of business varies by year with approximately 87 percent of loss on proportional treaties in treaty year 2014 and after. This percentage has increased over time with the proportion being approximately 77 percent for treaty years 2014-2017 growing to an average of 93 percent for treaty years 2018 to 2023, with the remainder being written on an excess of loss basis.

Net Incurred Loss and Allocated Loss Adjustment Expenses

					Years Ended December 31						As of December 31 2023
(in millions of U.S. dollars)						Unaudited					
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**	Net IBNR Reserves
2014	$ 158	$ 174	$ 173	$ 176	$ 174	$ 173	$ 172	$ 170	$ 169	$ **169**	$ 1
2015		144	152	158	158	151	156	154	154	**154**	1
2016			177	182	185	187	184	181	181	**181**	1
2017				395	421	451	449	453	455	**454**	7
2018					278	286	288	284	289	**282**	2
2019						130	129	125	120	**116**	3
2020							209	253	277	**279**	22
2021								340	351	**354**	23
2022									346	**311**	69
2023										**181**	109
Total										$ **2,481**	

Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses

								Years Ended December 31		
(in millions of U.S. dollars)								Unaudited		
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
2014	$ 63	$ 124	$ 146	$ 156	$ 161	$ 163	$ 165	$ 165	$ 166	$ **166**
2015		56	102	130	140	144	148	150	150	**151**
2016			56	129	156	166	172	175	176	**177**
2017				191	321	400	413	426	433	**439**
2018					94	248	264	267	272	**274**
2019						35	80	94	102	**104**
2020							62	177	215	**232**
2021								158	277	**307**
2022									74	**195**
2023										**36**
Total										$ **2,081**

Net Liabilities for Loss and Allocated Loss Adjustment Expenses

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ 11
Accident years 2014 - 2023 from tables above	400
All Accident years	$ 411

Supplementary Information: (Favorable)/ Adverse Prior Period Development

(in millions of U.S. dollars)	**December 31, 2023**
Accident years prior to 2014	$ —
Accident years 2014 - 2023 from tables above	(42)
All Accident years	$ (42)

Global Reinsurance — Non-Casualty — Short-tail (continued)

Supplementary Information: Average Annual Percentage Payout of Net Incurred Claims by Age, as of December 31, 2023 (Unaudited)

Age in Years	1	2	3	4	5	6	7	8	9	10
Percentage	33 %	40 %	14 %	5 %	3 %	2 %	1 %	— %	— %	— %

Prior Period Development — Supplementary Information

The following table presents a reconciliation of the loss development triangles above to prior period development:

					Components of PPD	
Year Ended December 31, 2023 (in millions of U.S. dollars) (favorable)/unfavorable	2014 - 2022 accident years (implied PPD per loss triangles)	Accident years prior to 2014	Other [1]	PPD on loss reserves	RIPs, Expense adjustments, and earned premiums	Total
North America Commercial P&C Insurance						
Long-tail	$ 83	$ (72)	$ (187)	$ (176)	$ 90	$ (86)
Short-tail	(377)	(4)	(35)	(416)	8	(408)
	(294)	(76)	(222) [2]	(592)	98 [3]	(494)
North America Personal P&C Insurance (Short-tail)	(131)	3	(4)	(132)	(2)	(134)
Overseas General Insurance						
Long-tail	(26)	(22)	(2)	(50)	—	(50)
Short-tail	(264)	(4)	(58)	(326)	—	(326)
	(290)	(26)	(60) [4]	(376)	—	(376)
Global Reinsurance						
Long-tail	22	(16)	1	7	—	7
Short-tail	(42)	—	—	(42)	7	(35)
	(20)	(16)	1	(35)	7	(28)
Subtotal	$ (735)	$ (115)	$ (285)	$ (1,135)	$ 103	$ (1,032)
North America Agricultural Insurance (Short-tail)				$ (24)	$ 6	$ (18)
Corporate (Long-tail)				277	—	277
Consolidated PPD				$ (882)	$ 109	$ (773)

[1] Other includes the impact of foreign exchange.

[2] Includes favorable development of $88 million related to our Alternative Risk Solutions business (U.S. and Bermuda) and an adjustment to exclude $92 million in unfavorable development in the workers' compensation line, associated with an increase in exposure for which additional premiums were collected; the remaining difference relates to a number of other items, none of which are individually material.

[3] Includes premium returns associated with our Alternative Risk Solutions business, which is excluded from the triangles.

[4] Includes favorable development of $56 million related to International A&H business; the remaining difference relates to a number of other items, none of which are individually material.

Prior Period Development

Prior period development (PPD) arises from changes to loss estimates recognized in the current year that relate to loss events that occurred in previous calendar years and excludes the effect of losses from the development of earned premium from previous accident years. Long-tail lines include lines such as workers' compensation, general liability, and financial lines; while short-tail lines include lines such as most property lines, energy, personal accident, and agriculture. The following table summarizes (favorable) and adverse PPD by segment:

Years Ended December 31 (in millions of U.S. dollars, except for percentages)	Long-tail	Short-tail	Total	% of beginning net unpaid reserves [1]
2023				
North America Commercial P&C Insurance	$ (86)	$ (408)	$ (494)	0.8 %
North America Personal P&C Insurance	—	(134)	(134)	0.2 %
North America Agricultural Insurance	—	(18)	(18)	— %
Overseas General Insurance	(50)	(326)	(376)	0.6 %
Global Reinsurance	7	(35)	(28)	— %
Corporate	277	—	277	0.5 %
Total	$ 148	$ (921)	$ (773)	1.3 %
2022				
North America Commercial P&C Insurance	$ (229)	$ (333)	$ (562)	1.0 %
North America Personal P&C Insurance	—	(186)	(186)	0.3 %
North America Agricultural Insurance	—	(61)	(61)	0.1 %
Overseas General Insurance	(65)	(383)	(448)	0.8 %
Global Reinsurance	(7)	29	22	— %
Corporate	359	—	359	0.6 %
Total	$ 58	$ (934)	$ (876)	1.6 %
2021				
North America Commercial P&C Insurance	$ (482)	$ (280)	$ (762)	1.4 %
North America Personal P&C Insurance	—	(305)	(305)	0.6 %
North America Agricultural Insurance	—	10	10	— %
Overseas General Insurance	(106)	(335)	(441)	0.8 %
Global Reinsurance	(25)	28	3	— %
Corporate	569	—	569	1.1 %
Total	$ (44)	$ (882)	$ (926)	1.8 %

[1] Calculated based on the beginning of period consolidated net unpaid losses and loss expenses.

Significant prior period movements by segment, principally driven by reserve reviews completed during each respective period, are discussed in more detail below. The remaining net development for long-tail lines and short-tail business for each segment and Corporate comprises numerous favorable and adverse movements across a number of lines and accident years, none of which is significant individually or in the aggregate.

North America Commercial P&C Insurance.
Net favorable development in 2023 included $387 million in workers' compensation lines, $248 million in commercial property and marine lines, and $101 million in surety, all mainly driven by lower than expected loss emergence. The favorable development was partially offset by adverse development of $193 million in commercial excess and umbrella lines and $129 million in commercial auto liability, both driven by higher than expected loss emergence.

Net favorable development in 2022 included $496 million in workers' compensation from lower than expected loss emergence, updates to loss development factors, and our annual assessment of multi-claimant events, including industrial accidents. The favorable development was partially offset by net adverse development of $177 million in commercial auto liability, driven by adverse reported loss experience and explicit recognition of anticipated increases in claim severity trend, $96 million from commercial umbrella/excess portfolios, driven by higher than expected loss emergence and increases in our claims severity trend assumptions, and $82 million from medical risk where reported loss activity was higher than expected, driven by claim severity increases and large loss activity. Net favorable development on our short-tail businesses primarily included $206 million from property and marine portfolios, where paid and reported loss activity for the most recent accident years was lower than expected.

Net favorable development of $762 million in 2021 represented 1.4 percent of the beginning consolidated net unpaid losses and loss expense reserves.

North America Personal P&C Insurance.
Net favorable development in 2023 included $244 million in homeowners and valuables lines, mainly due to lower than expected loss emergence in accident year 2022, partially offset by net adverse development on reported losses of $145 million in personal excess liability in recent accident years.

Net favorable development in 2022 primarily included favorable development in the homeowners and valuables lines of business, driven by lower than expected claims reserve development.

Net favorable development of $305 million in 2021 represented 0.6 percent of the beginning consolidated net unpaid losses and loss expense reserves.

Overseas General Insurance.
Net favorable development in 2023 included $253 million in property and marine lines, mainly in accident years 2020 through 2022, driven by favorable loss development across all regions, favorable catastrophe development in recent accident years, and specific case reductions. Net favorable development also included $77 million in professional lines, including cyber, driven by favorable loss development in the U.K. and Europe regions.

Net favorable development in 2022 included $105 million in A&H lines, driven by favorable loss development in the Asia Pacific, U.K., and Europe regions. Net favorable development also included $100 million in property lines, driven by favorable loss development across most regions, favorable catastrophe development in recent accident years, specific case reductions, and salvage and subrogation recoveries.

Net favorable development of $441 million in 2021 represented 0.8 percent of the beginning consolidated net unpaid losses and loss expense reserves.

Corporate.
Net adverse development in 2023, 2022, and 2021, included adverse development for asbestos claims of $99 million, $61 million, and $52 million, respectively, and molestation claims of $49 million, $155 million, and $417 million, respectively. The $417 million adverse development in 2021 was primarily driven by a settlement-in-principle with the BSA regarding molestation claims. Refer to the Molestation claims section below for further information. Net adverse development for all years also included adverse development for environmental liabilities and other exposures.

Molestation claims
Chubb's exposure to molestation claims principally arises out of liabilities acquired when it purchased CIGNA's P&C business in 1999, and Chubb Corp in 2016. The vast majority of the current liability relates to exposure from "reviver" legislation in certain states that allow civil claims relating to molestation to be asserted against policyholders that would otherwise be barred by statutes of limitations. These exposures are predominantly included in our inactive run-off operations included in Corporate with an immaterial amount in the North America Commercial P&C segment.

In December 2021, Chubb reached an agreement-in-principle regarding the bankruptcy of the Boy Scouts of America (BSA). Under this agreement, which remains contingent upon final court approval on appeal, our inactive run-off company, Century Indemnity Company, and certain active Chubb companies obtained a broad release for all Chubb companies from BSA-related abuse claims for $800 million. This agreement was approved by the bankruptcy court in the third quarter of 2022. In the first quarter of 2023, the District Court issued an order approving the Boy Scouts of America (BSA) bankruptcy plan in full. We paid $800 million per the agreement, with $300 million paid in 2022, and the remaining $500 million paid in 2023.

Asbestos and environmental (A&E)

Chubb's exposure to A&E claims principally arises out of liabilities acquired when it purchased Westchester Specialty in 1998, CIGNA's P&C business in 1999, and Chubb Corp in 2016. The following table presents a roll-forward of consolidated A&E loss reserves including allocated loss expense reserves for A&E exposures, and the valuation allowance for uncollectible paid and unpaid reinsurance recoverables:

(in millions of U.S. dollars)	Asbestos		Environmental		Total	
	Gross	Net	Gross	Net	Gross	Net
Balance at December 31, 2020	$ 1,351	$ 873	$ 517	$ 379	$ 1,868	$ 1,252
Incurred activity	96	64	52	40	148	104 (1)
Paid activity	(221)	(137)	(167)	(117)	(388)	(254)
Balance at December 31, 2021	1,226	800	402	302	1,628	1,102
Incurred activity	87	55	125	77	212	132 (1)
Paid activity	(215)	(152)	(115)	(69)	(330)	(221)
Balance at December 31, 2022	1,098	703	412	310	1,510	1,013
Incurred activity	**180**	**120**	**88**	**63**	**268**	**183** (1)
Paid activity	**(258)**	**(169)**	**(105)**	**(82)**	**(363)**	**(251)**
Balance at December 31, 2023	$ 1,020	$ 654	$ 395	$ 291	$ 1,415	$ 945

(1) Excludes unallocated loss expenses and the net activity reflects third-party reinsurance other than the aggregate excess of loss reinsurance provided by National Indemnity Company (NICO) to Westchester Specialty (see Westchester Specialty section below).

The A&E net loss reserves including allocated loss expense reserves and valuation allowance for uncollectible reinsurance at December 31, 2023 and 2022, shown in the table above is comprised of:

		December 31
(in millions of U.S. dollars)	**2023**	2022
Brandywine operations	$ **570**	$ 602
Westchester Specialty	**89**	98
Chubb Corp	**241**	266
Other, mainly Overseas General Insurance	**45**	47
Total	$ **945**	$ 1,013

Brandywine Run-off entities – The Restructuring Plan and uncertainties relating to Chubb's ultimate Brandywine exposure

In 1996, the Pennsylvania Insurance Commissioner approved a plan to restructure INA Financial Corporation and its subsidiaries (the Restructuring) which included the division of Insurance Company of North America (INA) into two separate corporations:

(1) An active insurance company that retained the INA name and continued to write P&C business; and
(2) An inactive run-off company, now called Century Indemnity Company (Century).

As a result of the division, predominantly all A&E and certain other liabilities of INA were ascribed to Century and extinguished, as a matter of Pennsylvania law, as liabilities of INA.

As part of the Restructuring, most A&E liabilities of various U.S. affiliates of INA were reinsured to Century. Century and certain other run-off companies having A&E and other liabilities were contributed to Brandywine Holdings.

The U.S.-based Chubb INA companies assumed two contractual obligations in respect of the Brandywine operations in connection with the Restructuring: a surplus maintenance obligation in the form of the excess of loss (XOL) agreement and a dividend retention fund obligation.

XOL Agreement

In 1996, in connection with the Restructuring, a Chubb INA insurance subsidiary provided reinsurance coverage to Century in the amount of $800 million under an Aggregate Excess of Loss Reinsurance Agreement (XOL Agreement), triggerable if the statutory capital and surplus of Century falls below $25 million or if Century lacks liquid assets with which to pay claims as they become due.

Dividend Retention Fund

INA Financial Corporation established and funded a dividend retention fund (the Dividend Retention Fund) consisting of $50 million plus investment earnings. The full balance of the Dividend Retention Fund was contributed to Century as of December 31, 2002. Under the Restructuring Order, while any obligation to maintain the Dividend Retention Fund is in effect, to the extent dividends are paid by INA Holdings Corporation to its parent, INA Financial Corporation, and to the extent INA Financial Corporation then pays such dividends to INA Corporation, a portion of those dividends must be withheld to replenish the principal of the Dividend Retention Fund to $50 million. In 2023 and 2022, $75 million was withheld from such dividends and deposited into the Dividend Retention Fund as a result of dividends paid up to the INA Corporation. Pursuant to a 2011 amendment to the Restructuring Order, capital contributions from the Dividend Retention Fund to Century are not required until the XOL Agreement has less than $200 million of capacity remaining on an incurred basis for statutory reporting purposes. The amount of the required capital contribution shall be the lesser of the amount necessary to restore the XOL Agreement remaining capacity to $200 million or the Dividend Retention Fund balance. In 2023 and 2022, capital contributions of $75 million and $106 million were made, respectively, from the Dividend Retention Fund to Century. The Dividend Retention Fund may not be terminated without prior written approval from the Pennsylvania Insurance Commissioner.

In 2004, Chubb INA contributed $100 million to Century in exchange for a surplus note. After giving effect to the surplus note, contributions from the Dividend Retention Fund, results from operations and other items impacting statutory surplus, the statutory surplus of Century at December 31, 2023, was $25 million and $712 million in statutory-basis losses have been ceded to the XOL Agreement on an inception-to-date basis. The XOL Agreement statutory-basis remaining limit at December 31, 2023, is $88 million. Century reports the amount ceded under the XOL Agreement in accordance with statutory accounting principles, which differ from U.S. GAAP by, among other things, allowing Century to discount its liabilities, including certain asbestos related and environmental pollution liabilities and Century's reinsurance payable to active companies. For U.S. GAAP reporting purposes, intercompany reinsurance recoverables related to the XOL are eliminated upon consolidation.

While Chubb believes it has no legal obligation to fund Century losses above the XOL limit of coverage, Chubb's consolidated results would nevertheless continue to include any losses above the limit of coverage for so long as the Brandywine companies remain consolidated subsidiaries of Chubb.

Certain active Chubb companies are primarily liable for asbestos, environmental, and other exposures that they have reinsured to Century. Accordingly, if Century were to become insolvent and placed into rehabilitation or liquidation, some or all of the recoverables due to these active Chubb companies from Century could become uncollectible. At December 31, 2023 and 2022, the aggregate reinsurance recoverables owed by Century to certain active Chubb companies were approximately $1.8 billion and $1.9 billion, respectively, on an undiscounted basis. Chubb believes the active company intercompany reinsurance recoverables, which relate to direct liabilities payable over many years, are not impaired. At December 31, 2023 and 2022, Century's carried gross reserves (including reserves assumed from the active Chubb companies) were $1.7 billion and $2.1 billion, respectively. Changes in laws and regulations may have an adverse effect on Century's reserves; for example, the enactment of "reviver" statutes relating to claims of sexual molestation may give rise to additional claims that would have been barred by the statutes of limitations in effect at the time of the alleged molestation. Should Century's loss reserves experience adverse development, as a result of such changes or otherwise, in the future and should Century be placed into rehabilitation or liquidation, the reinsurance recoverables due from Century to certain active Chubb companies would be payable only after the payment in full of certain expenses and liabilities, including administrative expenses and direct policy liabilities. Thus, the intercompany reinsurance recoverables would be at risk to the extent of the shortage of assets remaining to pay these recoverables.

Westchester Specialty – impact of NICO contracts on Chubb's run-off entities

As part of the Westchester Specialty acquisition in 1998, NICO provided a 75 percent pro-rata share of $1.0 billion of reinsurance protection on losses and loss adjustment expenses incurred on or before December 31, 1996, in excess of a retention of $721 million. At December 31, 2023, the remaining unused incurred limit under the Westchester NICO agreement was $337 million.

9. Future policy benefits

The following tables present a roll-forward of the liability for future policy benefits included in the Life Insurance segment:

Present Value of Expected Net Premiums For the Year Ended December 31, 2023

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 1,806	$ 2,308	$ 10,711	$ 42	$ 14,867
Beginning balance at original discount rate	1,867	2,361	11,258	43	15,529
Effect of changes in cash flow assumptions	22	40	(820)	2	(756)
Effect of actual variances from expected experience	(9)	88	(84)	—	(5)
Adjusted beginning of period balance	1,880	2,489	10,354	45	14,768
Consolidation of Huatai Group	3	1,690	145	12	1,850
Issuances	190	318	1,653	9	2,170
Interest accrual	71	87	531	2	691
Net premiums collected [1]	(255)	(585)	(1,457)	(23)	(2,320)
Other (including foreign exchange)	103	(54)	(534)	19	(466)
Ending balance at original discount rate	1,992	3,945	10,692	64	16,693
Effect of changes in discount rate assumptions	(402)	5	(260)	—	(657)
Balance – end of period	$ 1,590	$ 3,950	$ 10,432	$ 64	$ 16,036

[1]   Net premiums collected represent the portion of gross premiums collected from policyholders that is used to fund expected benefit.

Present Value of Expected Future Policy Benefits For the Year Ended December 31, 2023

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 2,321	$ 5,696	$ 15,038	$ 269	$ 23,324
Beginning balance at original discount rate	2,447	5,874	15,855	280	24,456
Effect of changes in cash flow assumptions	15	44	(858)	4	(795)
Effect of actual variances from expected experience	(4)	98	(78)	(1)	15
Adjusted beginning of period balance	2,458	6,016	14,919	283	23,676
Consolidation of Huatai Group	17	3,659	163	233	4,072
Issuances	190	318	1,653	9	2,170
Interest accrual	90	252	672	9	1,023
Benefits payments	(238)	(333)	(1,551)	(13)	(2,135)
Other (including foreign exchange)	232	79	(785)	(29)	(503)
Ending balance at original discount rate	2,749	9,991	15,071	492	28,303
Effect of changes in discount rate assumptions	(495)	72	(421)	3	(841)
Balance – end of period	$ 2,254	$ 10,063	$ 14,650	$ 495	$ 27,462

Liability for Future Policy Benefits, Life Insurance Segment December 31, 2023

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Net liability for future policy benefits	$ 664	$ 6,113	$ 4,218	$ 431	$ 11,426
Deferred profit liability	267	804	165	17	1,253
Net liability for future policy benefits, before reinsurance recoverable	931	6,917	4,383	448	12,679
Less: Reinsurance recoverable on future policy benefits	82	45	106	—	233
Net liability for future policy benefits, after reinsurance recoverable	$ 849	$ 6,872	$ 4,277	$ 448	$ 12,446
Weighted average duration (years)	10.5	25.8	10.4	15.0	19.4

Present Value of Expected Net Premiums For the Year Ended December 31, 2022

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 422	$ 1,343	$ 2,520	$ 30	$ 4,315
Beginning balance at original discount rate	397	1,245	2,323	28	3,993
Effect of changes in cash flow assumptions	35	3	(25)	—	13
Effect of actual variances from expected experience	(35)	69	(129)	—	(95)
Adjusted beginning of period balance	397	1,317	2,169	28	3,911
Acquisition of Cigna	1,361	1,082	9,105	23	11,571
Issuances	169	230	639	6	1,044
Interest accrual	71	55	309	1	436
Net premiums collected [1]	(185)	(273)	(859)	(15)	(1,332)
Other (including foreign exchange)	54	(50)	(105)	—	(101)
Ending balance at original discount rate	1,867	2,361	11,258	43	15,529
Effect of changes in discount rate assumptions	(61)	(53)	(547)	(1)	(662)
Balance – end of period	$ 1,806	$ 2,308	$ 10,711	$ 42	14,867

[1] Net premiums collected represent the portion of gross premiums collected from policyholders that is used to fund expected benefit.

Present Value of Expected Future Policy Benefits

For the Year Ended December 31, 2022

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 832	$ 4,493	$ 4,935	$ 127	$ 10,387
Beginning balance at original discount rate	775	3,540	4,585	119	9,019
Effect of changes in cash flow assumptions	34	5	(37)	15	17
Effect of actual variances from expected experience	(36)	72	(138)	—	(102)
Adjusted beginning of period balance	773	3,617	4,410	134	8,934
Acquisition of Cigna	1,593	2,278	11,441	135	15,447
Issuances	169	230	639	6	1,044
Interest accrual	83	176	401	4	664
Benefits payments	(176)	(248)	(855)	(6)	(1,285)
Other (including foreign exchange)	5	(179)	(181)	7	(348)
Ending balance at original discount rate	2,447	5,874	15,855	280	24,456
Effect of changes in discount rate assumptions	(126)	(178)	(817)	(11)	(1,132)
Balance – end of period	$ 2,321	$ 5,696	$ 15,038	$ 269	$ 23,324

Liability for Future Policy Benefits, Life Insurance Segment

December 31, 2022

(in millions of U.S. dollars, except for years)	Term Life	Whole Life	A&H	Other	Total
Net liability for future policy benefits	$ 515	$ 3,388	$ 4,327	$ 227	$ 8,457
Deferred profit liability	201	531	126	11	869
Net liability for future policy benefits, before reinsurance recoverable	716	3,919	4,453	238	9,326
Less: Reinsurance recoverable on future policy benefits	93	49	109	—	251
Net liability for future policy benefits, after reinsurance recoverable	$ 623	$ 3,870	$ 4,344	$ 238	$ 9,075
Weighted average duration (years)	9.2	25.1	10.7	14.0	17.5

Present Value of Expected Net Premiums   For the Year Ended December 31, 2021

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 371	$ 1,395	$ 2,782	$ 35	$ 4,583
Beginning balance at original discount rate	322	1,201	2,398	32	3,953
Effect of changes in cash flow assumptions	(4)	(24)	(4)	(1)	(33)
Effect of actual variances from expected experience	(82)	2	(89)	—	(169)
Adjusted beginning of period balance	236	1,179	2,305	31	3,751
Issuances	183	229	135	6	553
Interest accrual	97	51	164	—	312
Net premiums collected [1]	(107)	(161)	(270)	(5)	(543)
Other (including foreign exchange)	(12)	(53)	(11)	(4)	(80)
Ending balance at original discount rate	397	1,245	2,323	28	3,993
Effect of changes in discount rate assumptions	25	98	197	2	322
Balance – end of period	$ 422	$ 1,343	$ 2,520	$ 30	4,315

[1] Net premiums collected represent the portion of gross premiums collected from policyholders that is used to fund expected benefit.

Present Value of Expected Future Policy Benefits   For the Year Ended December 31, 2021

(in millions of U.S. dollars)	Term Life	Whole Life	A&H	Other	Total
Balance – beginning of period	$ 739	$ 4,886	$ 5,351	$ 124	$ 11,100
Beginning balance at original discount rate	630	3,503	4,668	104	8,905
Effect of changes in cash flow assumptions	(7)	(24)	(4)	(1)	(36)
Effect of actual variances from expected experience	(73)	(2)	(90)	(1)	(166)
Adjusted beginning of period balance	550	3,477	4,574	102	8,703
Issuances	183	229	135	6	553
Interest accrual	105	152	221	2	480
Benefits payments	(102)	(174)	(337)	—	(613)
Other (including foreign exchange)	39	(144)	(8)	9	(104)
Ending balance at original discount rate	775	3,540	4,585	119	9,019
Effect of changes in discount rate assumptions	57	953	350	8	1,368
Balance – end of period	$ 832	$ 4,493	$ 4,935	$ 127	$ 10,387

Liability for Future Policy Benefits, Life Insurance Segment   December 31, 2021

(in millions of U.S. dollars, except for years)	Term Life	Whole Life	A&H	Other	Total
Net liability for future policy benefits	$ 410	$ 3,150	$ 2,415	$ 97	$ 6,072
Deferred profit liability	128	387	94	4	613
Net liability for future policy benefits, before reinsurance recoverable	538	3,537	2,509	101	6,685
Less: Reinsurance recoverable on future policy benefits	119	51	40	—	210
Net liability for future policy benefits, after reinsurance recoverable	$ 419	$ 3,486	$ 2,469	$ 101	$ 6,475
Weighted average duration (years)	10.6	21.5	10.5	26.3	17.1

The following table presents a reconciliation of the roll-forwards above to the Future policy benefits liability presented in the Consolidated balance sheets.

(in millions of U.S. dollars)	December 31 **2023**	December 31 2022	December 31 2021
Net liability for future policy benefits, Life Insurance segment	$ **11,426**	$ 8,457	$ 6,072
Other [1]	**1,209**	1,150	1,152
Deferred profit liability	**1,253**	869	613
Liability for future policy benefits, per consolidated balance sheet	**13,888**	10,476	7,837

[1]   Other business principally comprises certain Overseas General Insurance accident and health (A&H) policies and certain Chubb Life Re business.

The following table presents the amount of undiscounted and discounted expected gross premiums and expected future policy benefit payments included in the Life Insurance segment:

(in millions of U.S. dollars)	December 31 2023	December 31 2022	December 31 2021
Term Life			
Undiscounted expected future benefit payments	$ 4,073	$ 3,914	$ 1,163
Undiscounted expected future gross premiums	7,075	6,823	1,334
Discounted expected future benefit payments	2,254	2,321	832
Discounted expected future gross premiums	4,703	4,555	1,041
Whole Life			
Undiscounted expected future benefit payments	23,990	16,224	9,898
Undiscounted expected future gross premiums	9,469	6,912	3,583
Discounted expected future benefit payments	10,063	5,696	4,493
Discounted expected future gross premiums	7,658	5,398	2,656
A&H			
Undiscounted expected future benefit payments	25,118	25,617	6,271
Undiscounted expected future gross premiums	36,869	37,765	9,029
Discounted expected future benefit payments	14,650	15,038	4,935
Discounted expected future gross premiums	22,150	22,111	6,457
Other			
Undiscounted expected future benefit payments	862	407	114
Undiscounted expected future gross premiums	115	115	45
Discounted expected future benefit payments	495	269	127
Discounted expected future gross premiums	$ 103	$ 100	$ 38

The following table presents the amount of revenue and interest recognized in the Consolidated statement of operations for the Life Insurance segment:

	Gross Premiums or Assessments For the Years Ended December 31			Interest Accretion For the Years Ended December 31		
(in millions of U.S. dollars)	2023	2022	2021	2023	2022	2021
Life Insurance						
Term Life	$ 641	$ 472	$ 375	$ 19	$ 12	$ 8
Whole Life	1,259	651	390	165	121	101
A&H	2,918	1,875	1,068	141	92	57
Other	28	17	10	7	3	2
Total	$ 4,846	$ 3,015	$ 1,843	$ 332	$ 228	$ 168

The following table presents the weighted-average interest rates for the Life Insurance segment:

	Interest Accretion Rate			Current Discount Rate		
	December 31			December 31		
	2023	2022	2021	**2023**	2022	2021
Life Insurance						
Term Life	**2.8 %**	2.5 %	2.4 %	**5.2 %**	5.6 %	2.4 %
Whole Life	**3.2 %**	3.9 %	4.3 %	**4.6 %**	5.4 %	4.2 %
A&H	**3.7 %**	3.6 %	4.0 %	**6.2 %**	6.3 %	3.5 %
Other	**2.6 %**	3.7 %	3.4 %	**4.1 %**	5.6 %	2.7 %

10. Policyholders' account balances, Separate accounts, and Unearned revenue liabilities

Policyholders' account balances
The following tables present a roll-forward of policyholders' account balances:

	For the Year Ended December 31, 2023			
(in millions of U.S. dollars)	Universal Life	Annuities [2]	Other [3]	Total
Balance – beginning of period	$ 1,199	$ —	$ 1,374	$ 2,573
Consolidation of Huatai Group	602	2,325	1,087	4,014
Premiums received	268	133	231	632
Policy charges [1]	(132)	—	(10)	(142)
Surrenders and withdrawals	(115)	(19)	(192)	(326)
Benefit payments [4]	(12)	(58)	(62)	(132)
Interest credited	43	31	39	113
Other (including foreign exchange)	23	(1)	35	57
Balance – end of period	$ 1,876	$ 2,411	$ 2,502	$ 6,789
Unearned revenue liability				673
Policyholders' account liability, per consolidated balance sheet				$ 7,462

[1] Contracts included in the policyholder account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.
[2] Relates to Huatai Life.
[3] Other primarily comprises policyholder account balances related to investment linked products including endowment and investment contracts, none of which bear significant insurance risk.
[4] Includes benefit payments upon maturity as well as death benefits.

	For the Year Ended December 31, 2022		
(in millions of U.S. dollars)	Universal Life	Other [2]	Total
Balance – beginning of period	$ 875	$ 1,388	$ 2,263
Acquisition of Cigna	348	7	355
Premiums received	232	101	333
Policy charges [1]	(136)	(15)	(151)
Surrenders and withdrawals	(50)	(84)	(134)
Benefit payments [3]	(6)	(27)	(33)
Interest credited	27	20	47
Other (including foreign exchange)	(91)	(16)	(107)
Balance – end of period	$ 1,199	$ 1,374	$ 2,573
Unearned revenue liability			567
Policyholders' account liability, per consolidated balance sheet			$ 3,140

[1] Contracts included in the policyholder account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.
[2] Other primarily comprises policyholder account balances related to investment linked products including endowment and investment contracts, none of which bear significant insurance risk.
[3] Includes benefit payments upon maturity as well as death benefits.

	For the Year Ended December 31, 2021		
(in millions of U.S. dollars)	Universal Life	Other [2]	Total
Balance – beginning of period	$ 813	$ 1,352	$ 2,165
Premiums received	228	120	348
Policy charges [1]	(138)	(18)	(156)
Surrenders and withdrawals	(51)	(66)	(117)
Benefit payments [3]	(17)	(26)	(43)
Interest credited	27	22	49
Other (including foreign exchange)	13	4	17
Balance – end of period	$ 875	$ 1,388	$ 2,263
Unearned revenue liability			503
Policyholders' account liability, per consolidated balance sheet			$ 2,766

[1] Contracts included in the policyholder account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.
[2] Other primarily comprises policyholder account balances related to investment linked products including endowment and investment contracts, none of which bear significant insurance risk.
[3] Includes benefit payments upon maturity as well as death benefits.

	December 31						
	2023			2022		2021	
(in millions of U.S. dollars, except for percentages)	**Universal Life**	**Annuities**	**Other**	Universal Life	Other	Universal Life	Other
Weighted-average crediting rate	**3.0 %**	**2.6 %**	**1.9 %**	2.5 %	1.7 %	3.4 %	1.9 %
Net amount at risk [1]	**$ 11,828**	**$ —**	**$ 559**	$ 11,472	$ 182	$ 10,749	$ 180
Cash Surrender Value	**$ 1,628**	**$ 1,526**	**$ 2,192**	$ 1,001	$ 1,257	$ 680	$ 1,247

[1] For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

The following tables present the balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimum:

Universal Life

December 31, 2023

(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 475	$ —	$ 29	$ 36	$ 540
2.01% – 4.00%	82	319	894	19	1,314
Greater than 4.00%	22	—	—	—	22
Total	$ 579	$ 319	$ 923	$ 55	$ 1,876

December 31, 2022

(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 451	$ —	$ 37	$ 5	$ 493
2.01% – 4.00%	77	343	261	—	681
Greater than 4.00%	25	—	—	—	25
Total	$ 553	$ 343	$ 298	$ 5	$ 1,199

December 31, 2021

(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 166	$ —	$ 42	$ 4	$ 212
2.01% – 4.00%	66	386	175	—	627
Greater than 4.00%	36	—	—	—	36
Total	$ 268	$ 386	$ 217	$ 4	$ 875

Annuities

					December 31, 2023
(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 723	$ —	$ 1,579	$ —	$ 2,302
2.01% – 4.00%	109	—	—	—	109
Total	$ 832	$ —	$ 1,579	$ —	$ 2,411

Other policyholders' account balances

					December 31, 2023
(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 782	$ —	$ 228	$ 546	$ 1,556
2.01% – 4.00%	373	540	28	—	941
Greater than 4.00%	5	—	—	—	5
Total	$ 1,160	$ 540	$ 256	$ 546	$ 2,502

					December 31, 2022
(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 534	$ —	$ 217	$ 196	$ 947
2.01% – 4.00%	382	41	—	—	423
Greater than 4.00%	4	—	—	—	4
Total	$ 920	$ 41	$ 217	$ 196	$ 1,374

					December 31, 2021
(in millions of U.S. dollars)	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater Than 150 Basis Points Above	Total
Guaranteed minimum crediting rates					
Up to 2.00%	$ 525	$ —	$ 234	$ 220	$ 979
2.01% – 4.00%	171	201	32	—	404
Greater than 4.00%	5	—	—	—	5
Total	$ 701	$ 201	$ 266	$ 220	$ 1,388

Separate accounts

Separate account assets represent segregated funds where investment risks are borne by the customers, except to the extent of certain guarantees made by Chubb. The assets that support variable contracts are measured at fair value and are reported as Separate account assets and corresponding liabilities are reported within Separate account liabilities on the Consolidated balance sheets. Policy charges assessed against the policyholders for mortality, administration, and other services are included in Net premiums earned on the Consolidated statements of operations.

The following table presents the aggregate fair value of Separate account assets, by major security type:

				December 31		
(in millions of U.S. dollars)		**2023**		2022		2021
Cash and cash equivalents	$	**65**	$	141	$	165
Mutual funds		**5,417**		4,960		5,296
Fixed maturities		**91**		89		99
Total	$	**5,573**	$	5,190	$	5,560

The following table presents a roll-forward of separate account liabilities:

				For the Years Ended December 31		
(in millions of U.S. dollars)		**2023**		2022		2021
Balance – beginning of period	$	**5,190**	$	5,560	$	4,488
Acquisition of Cigna		**—**		301		—
Premiums and deposits		**995**		1,453		2,086
Policy charges		**(138)**		(127)		(128)
Surrenders and withdrawals		**(601)**		(503)		(720)
Benefit payments		**(381)**		(381)		(318)
Investment performance		**611**		(848)		312
Other (including foreign exchange)		**(103)**		(265)		(160)
Balance – end of period	$	**5,573**	$	5,190	$	5,560
Cash surrender value [1]	$	**5,398**	$	4,989	$	5,309

[1] Cash surrender value represents the amount of the contract holder's account balances distributable at the balance sheet date less certain surrender charges.

Unearned revenue liabilities

Unearned revenue liabilities represent policy charges for services to be provided in future periods. The charges are reflected as deferred revenue and are generally amortized over the expected life of the contract using the same methodology, factors, and assumptions used to amortize deferred acquisition costs. Unearned revenue liabilities pertaining to both policyholders' account balances and separate accounts are recorded in Policyholders' account balances in the Consolidated balance sheets. The following table presents a roll-forward of unearned revenue liabilities:

				For the Years Ended December 31		
(in millions of U.S. dollars)		**2023**		2022		2021
Balance – beginning of period	$	**567**	$	503	$	393
Deferred revenue		**134**		142		144
Amortization		**(67)**		(50)		(38)
Other (including foreign exchange)		**39**		(28)		4
Balance – end of period	$	**673**	$	567	$	503

11. Market risk benefits

Our reinsurance programs covering variable annuity guarantees, comprising guaranteed living benefits (GLB) and guaranteed minimum death benefits (GMDB), meet the definition of Market risk benefits (MRB). The following table presents a roll-forward of MRB:

		For the Years Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
Balance – beginning of period	$ **800**	$ 812	$ 1,163
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	**776**	755	1,079
Interest rate changes	**26**	(568)	(157)
Effect of changes in equity markets	**(195)**	513	(223)
Effect of changes in volatilities	**20**	27	(65)
Actual policyholder behavior different from expected behavior	**18**	(13)	42
Effect of changes in future expected policyholder behavior	**89**	40	24
Effect of timing and all other	**15**	22	55
Balance, end of period, before effect of changes in the instrument-specific credit risk	$ **749**	$ 776	$ 755
Effect of changes in the instrument-specific credit risk	**22**	24	57
Balance – end of period	$ **771**	$ 800	$ 812
Weighted-average age of policyholders (years)	**74**	73	72
Net amount at risk [1]	$ **1,872**	$ 2,508	$ 1,759

[1] The net amount at risk is defined as the present value of future claim payments assuming policy account values and guaranteed values are fixed at the valuation date, and reinsurance coverage ends at the earlier of the maturity of the underlying variable annuity policy or the reinsurance treaty. No withdrawals, lapses, and mortality improvements are assumed in the projection. GLB-related risks contain conservative mortality and annuitization assumptions.

Excluded from the table above are MRB gains (losses) of $(334) million, $106 million, and $(232) million for the years ended December 31, 2023, 2022, and 2021, respectively, reported in the Consolidated statements of operations, relating to the market risk benefits' economic hedge and other net cash flows. There is no reinsurance recoverable associated with our liability for MRB.

In the third quarter of 2023, we completed a review of policyholder behavior related to annuitizations, partial withdrawals, lapses, and mortality for our variable annuity reinsurance business.

- As annuitization and partial withdrawal experience continued to emerge, we refined our assumptions for an additional year of data. The annuitization assumption updates included treaty-based and age-based behavior, as well as a refresh of our annuitization rates which depend on the value of the guarantees. These refinements resulted in a net increase of approximately $92 million to the MRB fair value, recognized as a Market risk benefits loss.
- We also refined our lapse and mortality assumptions based on additional emerging experience. The changes had an insignificant impact on the MRB fair value.

For MRB, Chubb estimates fair value using an internal valuation model which includes a number of factors including interest rates, equity markets, credit risk, current account value, market volatility, expected annuitization rates and other policyholder behavior, and changes in policyholder mortality. All reinsurance treaties contain claim limits, which are also factored into the valuation model.

	Valuation Technique	Significant Unobservable Inputs	December 31, 2023 Ranges	December 31, 2023 Weighted Average[1]	December 31, 2022 Ranges	December 31, 2022 Weighted Average[1]	December 31, 2021 Ranges	December 31, 2021 Weighted Average[1]
MRB[1]	Actuarial model	Lapse rate	0.5% – 30.0%	4.0%	0.5% – 30.4%	3.5%	0.5% – 31.5%	4.8%
		Annuitization rate	0% – 100%	4.5%	0% – 100%	4.4%	0% – 100%	3.6%

[1] The weighted-average lapse and annuitization rates are determined by weighting each treaty's rates by the MRB contract's fair value.

The most significant policyholder behavior assumptions include lapse rates for MRBs, and GLB annuitization rates. Assumptions regarding lapse rates and GLB annuitization rates differ by treaty, but the underlying methodologies to determine rates applied to each treaty are comparable.

A lapse rate is the percentage of in-force policies surrendered in a given calendar year. All else equal, as lapse rates increase, ultimate claim payments will decrease. In general, the base lapse function assumes low lapse rates during the surrender charge period, followed by a "spike" lapse rate in the year immediately following the surrender charge period, and then reverting to an ultimate lapse rate, typically over a 2-year period. This base rate is adjusted downward for policies with more valuable guarantees (policies with guaranteed values far in excess of their account values). Partial withdrawals and the impact of older policyholders with tax-qualified contracts (due to required minimum distributions) are also reflected in our modeling.

The GLB annuitization rate is the percentage of policies for which the policyholder will elect to annuitize using the guaranteed benefit provided under the GLB. All else equal, as GLB annuitization rates increase, ultimate claim payments will increase, subject to treaty claim limits. All GLB reinsurance treaties include claim limits to protect Chubb in the event that actual annuitization behavior is significantly higher than expected. In general, Chubb assumes that GLB annuitization rates will be higher for policies with more valuable guarantees (policies with guaranteed values far in excess of their account values). Chubb also assumes that GLB annuitization rates increase as policyholders get older. In addition, it is also assumed that GLB annuitization rates are higher in the first year immediately following the waiting period (the first year the policies are eligible to annuitize using the GLB) in comparison to all subsequent years. Chubb does not yet have fully credible annuitization experience for all clients.

The effect of changes in key market factors on assumed lapse and annuitization rates reflect emerging trends using data available from cedants. For treaties with limited experience, rates are established by blending the experience with data received from other ceding companies. The model and related assumptions are regularly re-evaluated by management and enhanced, as appropriate, based upon additional experience obtained related to policyholder behavior and availability of updated information such as market conditions, market participant assumptions, and demographics of in-force annuities.

12. Taxation

Under Swiss law through December 31, 2023, a resident company is subject to income tax at the federal, cantonal, and communal levels that is levied on net worldwide income. Income attributable to permanent establishments or real estate located abroad is excluded from the Swiss tax base. Furthermore, participation relief (i.e., tax relief) is granted to Chubb Limited at the federal, cantonal, and communal level for qualifying dividend income. Chubb Limited is subject to an annual cantonal and communal capital tax on the taxable equity of Chubb Limited in Switzerland.

Chubb has two Swiss operating subsidiaries, an insurance company, Chubb Insurance (Switzerland) Limited and a reinsurance company, Chubb Reinsurance (Switzerland) Limited. Both are subject to federal, cantonal, and communal income tax and to annual cantonal and communal capital tax.

Under Bermuda law, Chubb Limited and its Bermuda subsidiaries are not required to pay any taxes on income or capital gains. However, on December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act of 2023 which established a 15 percent income tax on net taxable income of Bermuda entities effective January 1, 2025. Chubb's Bermuda subsidiaries will pay taxes on their income beginning in 2025.

Income from Chubb's operations at Lloyd's is subject to United Kingdom (U.K.) corporation income taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income written by Lloyd's syndicates. Lloyd's has a closing agreement with the Internal Revenue Service (IRS) whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the accounts of Chubb's Corporate Members in proportion to their participation in the relevant syndicates. Chubb's Corporate Members are subject to this arrangement but, as U.K. domiciled companies, will receive

U.K. corporation tax credits for any U.S. income tax incurred up to the value of the equivalent U.K. corporation income tax charge on this income.

Chubb Group Holdings and its respective subsidiaries are subject to income taxes imposed by U.S. authorities and file a consolidated U.S. Federal income tax return. Should Chubb Group Holdings pay a dividend to Chubb Limited, withholding taxes would apply. Currently, however, no withholding taxes are accrued with respect to such un-remitted earnings as management has no intention of remitting these earnings. Similarly, no taxes have been provided on the un-remitted earnings of certain foreign subsidiaries (Chubb Life Insurance Hong Kong and Chubb Life Insurance Korea Company Ltd.) as management has no intention of remitting these earnings. Finally, we have made a partial reinvestment assertion on historical earnings for LINA Life Insurance Company of Korea and Huatai Insurance Group Co., Ltd. The cumulative amount that would be subject to withholding tax, if distributed, as well as the determination of the associated tax liability are not practicable to compute; however, such amount would be material.

Certain international operations of Chubb are also subject to income taxes imposed by the jurisdictions in which they operate. Chubb's domestic operations are in Switzerland, the jurisdiction where we are legally organized, incorporated, and registered.

The following table presents pre-tax income and the related provision for income taxes:

		Year Ended December 31				
(in millions of U.S. dollars)		**2023**		2022		2021
Pre-tax income:						
Switzerland	$	**44**	$	234	$	349
Outside Switzerland		**9,482**		6,251		9,445
Total pre-tax income	$	**9,526**	$	6,485	$	9,794
Provision for income taxes						
Current tax expense:						
Switzerland	$	**25**	$	15	$	65
Outside Switzerland		**1,570**		1,066		1,294
Total current tax expense		**1,595**		1,081		1,359
Deferred tax expense (benefit):						
Switzerland		**(63)**		34		(15)
Outside Switzerland		**(1,021)**		124		(75)
Total deferred tax expense (benefit)		**(1,084)**		158		(90)
Provision for income taxes	$	**511**	$	1,239	$	1,269

The most significant jurisdictions contributing to the overall taxation of Chubb are calculated using the following rates in 2023: Switzerland 19.7 percent, U.S. 21.0 percent, U.K. 23.5 percent, and Bermuda 0.0 percent.

The following table presents a reconciliation of the difference between the provision for income taxes and the expected tax provision at the Swiss statutory income tax rate:

		Year Ended December 31				
(in millions of U.S. dollars)		**2023**		2022		2021
Expected tax provision at Swiss statutory tax rate	$	**1,872**	$	1,274	$	1,929
Permanent differences:						
Taxes on earnings subject to rate other than Swiss statutory rate		**(389)**		(243)		(743)
Bermuda tax law enactment		**(1,135)**		—		—
Net withholding taxes		**15**		75		78
Other		**148**		133		5
Provision for income taxes	$	**511**	$	1,239	$	1,269

The following table presents the components of net deferred tax assets and liabilities:

(in millions of U.S. dollars)	December 31	
	2023	2022
Deferred tax assets:		
Loss reserve discount	$ **1,643**	$ 1,048
Unearned premiums reserve	**678**	424
Foreign tax credits	**19**	76
Loss carry-forwards	**149**	104
Investments	**—**	62
Unrealized depreciation on investments	**662**	1,387
Depreciation	**37**	126
Other	**147**	85
Total deferred tax assets	**3,335**	3,312
Valuation allowance	**716**	916
Deferred tax assets, net of valuation allowance	**2,619**	2,396
Deferred tax liabilities:		
Deferred policy acquisition costs	**675**	311
Other intangible assets, including VOBA	**1,444**	2,213
Un-remitted foreign earnings	**176**	249
Investments	**138**	—
Total deferred tax liabilities	**2,433**	2,773
Net deferred tax assets (liabilities)	$ **186**	$ (377)

The valuation allowance of $716 million and $916 million at December 31, 2023 and 2022, respectively, reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax assets will not be realized due to the inability of certain subsidiaries to generate sufficient taxable income. Adjustments to the valuation allowance are made when there is a change in management's assessment of the amount of deferred tax assets that are realizable.

For the year ended December 31, 2023, the tax benefit on certain unrealized losses in our investment portfolio was reduced by a valuation allowance of $441 million necessary due to limitations on the utilization of these losses. As part of evaluating whether it was more likely than not that we could realize these losses, we considered realized gains, carryback capacity and available tax planning strategies.

At December 31, 2023, Chubb has net operating loss carry-forwards of $497 million which, if unused, will expire starting in 2024, and a U.S. life capital loss carry-forward of $25 million which, if unused, will expire starting in 2028.

The following table presents a reconciliation of the beginning and ending amount of gross unrecognized tax benefits:

(in millions of U.S. dollars)	Year Ended December 31	
	2023	2022
Balance, beginning of year	$ **67**	$ 64
Additions based on tax positions related to prior years	**9**	4
Reductions for settlements with taxing authorities	**(3)**	(1)
Balance, end of year	$ **73**	$ 67

At December 31, 2023 and 2022, the gross unrecognized tax benefits of $73 million and $67 million, respectively, can be reduced by $19 million and $21 million, respectively, associated with foreign tax credits. The net amounts of $54 million and $46 million at December 31, 2023 and 2022, respectively, if recognized, would favorably affect the effective tax rate. It is reasonably possible that over the next twelve months, that the amount of unrecognized tax benefits may change further resulting from the re-evaluation of unrecognized tax benefits arising from examinations by taxing authorities and the lapses of statutes of limitations.

Chubb recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in Income tax expense in the Consolidated statements of operations. Tax-related interest expense and penalties reported in the Consolidated statements of operations were $7 million, $4 million, and $1 million at December 31, 2023, 2022, and 2021, respectively. Liabilities for tax-related interest and penalties in our Consolidated balance sheets were $25 million and $18 million at December 31, 2023 and 2022, respectively.

In March 2017, the IRS commenced its field examination of Chubb Group Holdings' U.S. Federal income tax returns for 2014 and 2015 which is still ongoing. In July 2020, the IRS commenced its field examination of Chubb Group Holdings' U.S. Federal income tax returns for 2016, 2017 and 2018 which is also still ongoing. No material adjustments have been proposed by the IRS for any year under examination. As a multinational company, we also have examinations under way in non-US jurisdictions. With few exceptions, Chubb is no longer subject to income tax examinations for years prior to 2012.

The following table summarizes tax years open for examination by major income tax jurisdiction:

At December 31, 2023	
Australia	2017 - 2023
Brazil	2017 - 2023
Canada	2012 - 2023
China	2020 - 2023
France	2021 - 2023
Germany	2016 - 2023
Italy	2019 - 2023
Korea	2018 - 2023
Mexico	2016 - 2023
Spain	2012 - 2023
Switzerland	2019 - 2023
United Kingdom	2015 - 2023
United States	2014 - 2023

13. Debt

(in millions of U.S. dollars)	December 31 2023		December 31 2022		Early Redemption Option
Repurchase agreements					
Repurchase agreements (weighted average interest rate of 5.4% in 2023 and 3.9% in 2022)	$	1,824	$	1,419	None
Repurchase agreements – VIEs [1] (weighted average interest rate of 4.9% in 2023)		1,009		—	None
Total repurchase agreements	$	2,833	$	1,419	
Short-term debt					
Chubb INA:					
$475 million 2.7% senior notes due March 2023	$	—	$	475	Make-whole premium plus 10 bps
$700 million 3.35% senior notes due May 2024		700		—	Make-whole premium plus 15 bps
€700 million 0.3% senior notes due December 2024		760		—	Make-whole premium plus 15 bps
Total short-term debt	$	1,460	$	475	
Long-term debt					
Chubb INA:					
$700 million 3.35% senior notes due May 2024	$	—	$	699	Make-whole premium plus 15 bps
€700 million 0.3% senior notes due December 2024		—		742	Make-whole premium plus 15 bps
$800 million 3.15% senior notes due March 2025		799		798	Make-whole premium plus 15 bps
$1,500 million 3.35% senior notes due May 2026		1,497		1,496	Make-whole premium plus 20 bps
€575 million 0.875% senior notes due June 2027		623		609	Make-whole premium plus 20 bps
€900 million 1.55% senior notes due March 2028		974		952	Make-whole premium plus 15 bps
$100 million 8.875% debentures due August 2029		100		100	None
€700 million 0.875% senior notes due December 2029		758		740	Make-whole premium plus 20 bps
$1,000 million 1.375% senior notes due September 2030		994		993	Make-whole premium plus 15 bps
€575 million 1.4% senior notes due June 2031		621		606	Make-whole premium plus 25 bps
$200 million 6.8% debentures due November 2031		230		234	Make-whole premium plus 25 bps
$300 million 6.7% senior notes due May 2036		298		298	Make-whole premium plus 20 bps
$800 million 6.0% senior notes due May 2037		918		927	Make-whole premium plus 20 bps
€900 million 2.5% senior notes due March 2038		971		949	Make-whole premium plus 25 bps
$600 million 6.5% senior notes due May 2038		718		726	Make-whole premium plus 30 bps
$475 million 4.15% senior notes due March 2043		471		471	Make-whole premium plus 15 bps
$1,500 million 4.35% senior notes due November 2045		1,486		1,485	Make-whole premium plus 25 bps
$600 million 2.85% senior notes due December 2051		593		593	Make-whole premium plus 15 bps
$1,000 million 3.05% senior notes due December 2061		984		984	Make-whole premium plus 20 bps
Total long-term debt	$	13,035	$	14,402	
Trust preferred securities					
Chubb INA capital securities due April 2030	$	308	$	308	Redemption prices [2]

[1] Refer to Note 1 g) to the Consolidated Financial Statements for additional information on the consolidation of VIEs.
[2] Redemption prices are equal to accrued and unpaid interest to the redemption date plus the greater of (i) 100 percent of the principal amount thereof, or (ii) sum of present value of scheduled payments of principal and interest on the capital securities from the redemption date to April 1, 2030

a) Repurchase agreements

Chubb has executed repurchase agreements with certain counterparties under which Chubb agreed to sell securities and repurchase them at a future date for a predetermined price.

On July 1, 2023, Chubb assumed approximately $1.3 billion of repurchase agreements from Huatai Group upon obtaining a controlling interest and applying consolidation accounting. Certain subsidiaries of Huatai Group are the investment manager of, and maintain investments in, consolidated investment products that are considered VIEs. Under the consolidation of VIEs, the underlying assets and liabilities of these sponsored investment products are recorded at 100 percent within the Consolidated balance sheets, with the relevant amounts attributable to investors other than Chubb reflected as Noncontrolling interests. At December 31, 2023, approximately $1.0 billion of repurchase agreements were from VIEs. Refer to Note 1 g) to the Consolidated Financial Statements for additional information.

b) Short-term debt

Short-term debt comprises the current maturities of our long-term debt instruments described below. These short-term debt instruments were reclassified from long-term debt and are reflected in the table above.

c) Long-term debt

With the exception of the $100 million of 8.875 percent debentures due August 2029, which do not have an early redemption option, the senior notes in the table above are redeemable at any time at Chubb INA's option subject to a "make-whole" premium plus additional basis points as defined in the table above. A "make-whole" premium is the present value of the remaining principal and interest discounted at the applicable U.S. Treasury rate. These debt securities are also redeemable at par plus accrued and unpaid interest in the event of certain changes in tax law.

The senior notes and debentures do not have the benefit of any sinking fund, are guaranteed on a senior basis by Chubb Limited, and rank equally with all of Chubb's other senior obligations. They also contain customary limitations on lien provisions as well as customary events of default provisions which, if breached, could result in the accelerated maturity of such senior debt.

d) Trust preferred securities

In March 2000, ACE Capital Trust II, a Delaware statutory business trust, publicly issued $300 million of 9.7 percent Capital Securities (the Capital Securities) due to mature in April 2030. At the same time, Chubb INA purchased $9.2 million of common securities of ACE Capital Trust II. The sole assets of ACE Capital Trust II consist of $309 million principal amount of 9.7 percent Junior Subordinated Deferrable Interest Debentures (the Subordinated Debentures) issued by Chubb INA due to mature in April 2030.

Distributions on the Capital Securities are payable semi-annually and may be deferred for up to ten consecutive semi-annual periods (but no later than April 1, 2030). Any deferred payments would accrue interest compounded semi-annually if Chubb INA defers interest on the Subordinated Debentures. Interest on the Subordinated Debentures is payable semi-annually. Chubb INA may defer such interest payments (but no later than April 1, 2030), with such deferred payments accruing interest compounded semi-annually. The Capital Securities and the ACE Capital Trust II Common Securities will be redeemed upon repayment of the Subordinated Debentures.

Chubb Limited has guaranteed, on a subordinated basis, Chubb INA's obligations under the Subordinated Debentures, and distributions and other payments due on the Capital Securities. These guarantees, when taken together with Chubb's obligations under expense agreements entered into with ACE Capital Trust II, provide a full and unconditional guarantee of amounts due on the Capital Securities.

14. Commitments, contingencies, and guarantees

a) Derivative instruments

Chubb maintains positions in derivative instruments such as futures, options, swaps, and foreign currency forward contracts for which the primary purposes are to manage duration and foreign currency exposure, yield enhancement, or to obtain an exposure to a particular financial market. Chubb also maintains positions in convertible securities that contain embedded derivatives, and exchange-traded equity futures contracts on equity market indices to limit equity exposure in the market risk benefit (MRB) book of business. Investment derivative instruments, futures contracts on equities, and derivatives designated as hedges for accounting purposes are recorded in either Other assets (OA) or Accounts payable, accrued expenses, and other liabilities (AP); convertible bonds are recorded in Fixed maturities available-for-sale (FM AFS); and convertible equity securities are recorded in Equity securities (ES) in the Consolidated balance sheets. These are the most numerous and frequent derivative transactions. In addition, Chubb, from time to time, purchases to be announced mortgage-backed securities (TBAs) as part of its investing activities.

As a global company, Chubb entities transact business in multiple currencies. Our policy is to generally match assets, liabilities, and required capital for each individual jurisdiction in local currency, which would include the use of derivatives discussed below. Some of Chubb's derivatives satisfy hedge accounting requirements, as discussed below. We also consider economic hedging for planned cross border transactions.

The following table presents the balance sheet location, fair value of derivative instruments in an asset or (liability) position, and notional value/payment provision of our derivative instruments:

| | | December 31, 2023 | | | December 31, 2022 | | |
| | | Fair Value | | Notional Value/ Payment Provision | Fair Value | | Notional Value/ Payment Provision |
(in millions of U.S. dollars)	Consolidated Balance Sheet Location	Derivative Asset	Derivative (Liability)		Derivative Asset	Derivative (Liability)	
Investment and embedded derivatives not designated as hedging instruments:							
Foreign currency forward contracts	OA / (AP)	$ 27	$ (94)	$ 3,662	$ 64	$ (115)	$ 4,134
Options/Futures contracts on notes and bonds	OA / (AP)	27	(42)	2,062	18	(24)	1,511
Convertible securities [1]	FM AFS / ES	56	—	64	30	—	37
		$ 110	$ (136)	$ 5,788	$ 112	$ (139)	$ 5,682
Other derivative instruments:							
Futures contracts on equities [2]	OA / (AP)	$ —	$ (37)	$ 1,157	$ 33	$ —	$ 939
Other	OA / (AP)	—	(5)	217	—	—	—
		$ —	$ (42)	$ 1,374	$ 33	$ —	$ 939
Derivatives designated as hedging instruments:							
Cross-currency swaps - fair value hedges	OA / (AP)	$ 126	$ —	$ 1,631	$ 17	$ —	$ 1,595
Cross-currency swaps - net investment hedges	OA / (AP)	10	(128)	1,619	—	(53)	1,604
		$ 136	$ (128)	$ 3,250	$ 17	$ (53)	$ 3,199

[1] Includes fair value of embedded derivatives.
[2] Related to MRB book of business.

At December 31, 2023 and 2022, net derivative liabilities of $115 million and $60 million, respectively, included in the table above were subject to a master netting agreement. The remaining derivatives included in the table above were not subject to a master netting agreement.

b) Hedge accounting

We designate certain derivatives as fair value hedges and net investment hedges for accounting purposes to hedge for foreign currency exposure associated with portions of our euro denominated debt and the net investment in certain foreign subsidiaries, respectively. These derivatives comprise cross-currency swaps, which are agreements under which two counterparties exchange interest payments and principal denominated in different currencies at a future date. These hedges have been and are expected to be highly effective.

(i) Cross-currency swaps - fair value hedges

In September 2022, Chubb entered into certain cross-currency swaps designated as fair value hedges. The objective of these cross-currency swaps is to hedge the foreign currency risk on €1.5 billion, or approximately $1.6 billion at December 31, 2023, of our euro denominated debt by converting cash flows back into the U.S. dollar.

These hedges are carried at fair value, with changes in fair value recorded in Other comprehensive income (OCI). The gains or losses on the fair value hedges offsetting the foreign currency remeasurement on the hedged euro denominated senior notes are reclassified from OCI into Net realized gains (losses), and an additional portion is reclassified into Interest expense as follows:

	Year Ended December 31	
(pre-tax, in millions of U.S. dollars)	**2023**	2022
Gain recognized in OCI	$ **101**	$ 17
Net realized gain reclassified from OCI	**50**	105
Interest expense reclassified from OCI	**(16)**	(5)
OCI gain (loss) after reclassifications	$ **67**	$ (83)

(ii) Cross-currency swaps - net investment hedges

In September 2022, Chubb entered into certain cross-currency swaps designated as net investment hedges. The objective of these cross-currency swaps is to hedge the foreign currency exposure in the net investments of certain foreign subsidiaries by converting cash flows from U.S. dollar to the British pound sterling, Japanese yen, and Swiss franc. The hedged risk is designated as the foreign currency exposure arising between the functional currency of the foreign subsidiary and the functional currency of its parent entity. The mark-to-market adjustments for foreign currency changes will remain until the underlying hedge subsidiary is deconsolidated or if hedge accounting is discontinued.

These net investment hedges are carried at fair value, with changes in fair value recorded in Cumulative translation adjustments (CTA) within OCI, and a portion is reclassified to Interest expense as follows:

	Year Ended December 31	
(pre-tax, in millions of U.S. dollars)	**2023**	2022
Loss recognized in OCI	$ **(58)**	$ (53)
Interest income reclassified from OCI	**13**	4
OCI loss after reclassifications	$ **(71)**	$ (57)

c) Derivative instruments not designated as hedges

Derivative instruments which are not designated as hedges are carried at fair value with changes in fair value recorded in Net realized gains (losses) or, for futures contracts on equities related to the MRB book of business, in Market risk benefits gains (losses) in the Consolidated statements of operations. The following table presents net gains (losses) related to derivative instrument activity in the Consolidated statements of operations:

		Year Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
Investment and embedded derivative instruments:			
Foreign currency forward contracts	$ **(50)**	$ (339)	$ (62)
All other futures contracts, options, and equities	**(2)**	297	(10)
Convertible securities [1]	**(1)**	(1)	—
Total investment and embedded derivative instruments	$ **(53)**	$ (43)	$ (72)
Other derivative instruments:			
Futures contracts on equities [2]	**(189)**	187	(202)
Other	**(10)**	(11)	(8)
Total other derivative instruments	$ **(199)**	$ 176	$ (210)
	$ **(252)**	$ 133	$ (282)

[1] Includes embedded derivatives.
[2] Related to MRB book of business.

(i) Foreign currency exposure management

A foreign currency forward contract (forward) is an agreement between participants to exchange specific currencies at a future date. Chubb uses forwards to minimize the effect of fluctuating foreign currencies as discussed above.

(ii) Duration management and market exposure

Futures

Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. Exchange-traded futures contracts on money market instruments, notes, and bonds are used in fixed maturity portfolios to more efficiently manage duration, as substitutes for ownership of the money market instruments, bonds, and notes without significantly increasing the risk in the portfolio. Investments in futures contracts may be made only to the extent that there are assets under management not otherwise committed. Exchange-traded equity futures contracts are used to limit exposure to a severe equity market decline, which would cause an increase in expected claims and, therefore, an increase in market risk benefit reserves.

Options

An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed price. Option contracts are used in our investment portfolio as protection against unexpected shifts in interest rates, which would affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the portfolio can be reduced. Option contracts may also be used as an alternative to futures contracts in the synthetic strategy as described above. The price of an option is influenced by the underlying security, level of interest rates, expected volatility, time to expiration, and supply and demand.

The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Although non-performance is not anticipated, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties and obtains collateral. The performance of exchange-traded instruments is guaranteed by the exchange on which they trade. For non-exchange-traded instruments, the counterparties are principally banks which must meet certain criteria according to our investment guidelines.

Other

Included within Other are derivatives intended to reduce potential losses which may arise from certain exposures in our insurance business. The economic benefit provided by these derivatives is similar to purchased reinsurance. For example, Chubb may, from time to time, enter into crop derivative contracts to protect underwriting results in the event of a significant decline in commodity prices.

(iii) Convertible security investments

A convertible security is a debt instrument or preferred stock that can be converted into a predetermined amount of the issuer's equity. The convertible option is an embedded derivative within the host instruments which are classified in the investment portfolio as either available-for-sale or as an equity security. Chubb purchases convertible securities for their total return and not specifically for the conversion feature.

(iv) TBA

By acquiring TBAs, we make a commitment to purchase a future issuance of mortgage-backed securities. For the period between purchase of the TBAs and issuance of the underlying security, we account for our position as a derivative in the Consolidated Financial Statements. Chubb purchases TBAs, from time to time, both for their total return and for the flexibility they provide related to our mortgage-backed security strategy.

(v) Futures contracts on equities

Under the MRB program, as the assuming entity, Chubb is obligated to provide coverage until the expiration or maturity of the underlying deferred annuity contracts or the expiry of the reinsurance treaty. We may recognize a loss for changes in fair value due to adverse changes in the capital markets (e.g., declining interest rates and/or declining U.S. and/or international equity markets). To mitigate adverse changes in the capital markets, we maintain positions in exchange-traded equity futures contracts, as noted under section "(ii) Futures" above. These futures increase in fair value when the S&P 500 index decreases (and decrease in fair value when the S&P 500 index increases). The net impact of gains or losses related to changes in fair value of the MRB liability and the exchange-traded equity futures are included in Market risk benefits gains (losses) in the Consolidated statements of operations.

d) Securities lending and secured borrowings

Chubb participates in a securities lending program operated by a third-party banking institution whereby certain assets are loaned to qualified borrowers and from which we earn an incremental return. The securities lending collateral can only be drawn down by Chubb in the event that the institution borrowing the securities is in default under the lending agreement. An indemnification agreement with the lending agent protects us in the event a borrower becomes insolvent or fails to return any of the securities on loan. The collateral is recorded in Securities lending collateral and the liability is recorded in Securities lending payable in the Consolidated balance sheets.

The following table presents the carrying value of collateral held under securities lending agreements by investment category and remaining contractual maturity of the underlying agreements:

	Remaining contractual maturity	
	December 31, 2023	December 31, 2022
(in millions of U.S. dollars)	Overnight and Continuous	
Collateral held under securities lending agreements:		
Cash	$ 555	$ 820
U.S. Treasury / Agency	33	72
Non-U.S.	621	604
Corporate and asset-backed securities	57	27
Municipal	6	—
Equity securities	27	—
	$ 1,299	$ 1,523
Gross amount of recognized liability for securities lending payable	$ 1,299	$ 1,523

At December 31, 2023 and 2022, our repurchase agreement obligations of $2,833 million and $1,419 million, respectively, were fully collateralized. In contrast to securities lending programs, the use of cash received is not restricted for the repurchase obligations. The fair value of the underlying securities sold remains in Fixed maturities available-for-sale or Other investments, and the repurchase agreement obligation is recorded in Repurchase agreements in the Consolidated balance sheets.

The following table presents the carrying value of collateral pledged under repurchase agreements by investment category and remaining contractual maturity of the underlying agreements:

| | | | | | Remaining contractual maturity | | |
| (in millions of U.S. dollars) | December 31, 2023 | | | | December 31, 2022 | | |
	Up to 30 Days	30-90 Days	Greater than 90 Days	Total	Up to 30 Days	30-90 Days	Total
Collateral pledged under repurchase agreements:							
Cash	$ —	$ 33	$ 1	$ 34	$ 12	$ —	$ 12
Non-U.S.	1,355	—	—	1,355	—	—	—
U.S. Treasury / Agency	—	105	—	105	—	101	101
Mortgage-backed securities	—	913	517	1,430	921	493	1,414
	$ 1,355	$ 1,051	$ 518	$ 2,924	$ 933	$ 594	$ 1,527
Gross amount of recognized liabilities for repurchase agreements				$ 2,833			$ 1,419
Difference [1]				$ 91			$ 108

[1] Per the repurchase agreements, the amount of collateral posted is required to exceed the amount of gross liability.

Potential risks exist in our secured borrowing transactions due to market conditions and counterparty exposure. With collateral that we pledge, there is a risk that the collateral may not be returned at the expiration of the agreement. If the counterparty fails to return the collateral, Chubb will have free use of the borrowed funds until our collateral is returned. In addition, we may encounter the risk that Chubb may not be able to renew outstanding borrowings with a new term or with an existing counterparty due to market conditions including a decrease in demand as well as more restrictive terms from banks due to increased regulatory and capital constraints. Should this condition occur, Chubb may seek alternative borrowing sources or reduce borrowings. Additionally, increased margins and collateral requirements due to market conditions would increase our restricted assets as we are required to provide additional collateral to support the transaction.

e) Concentrations of credit risk

Our investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuer. We believe that there are no significant concentrations of credit risk associated with our investments. Our three largest corporate exposures by issuer at December 31, 2023, were Bank of America Corp, Morgan Stanley, and JPMorgan Chase & Co. Our largest exposure by industry at December 31, 2023, was financial services.

We market our insurance and reinsurance worldwide primarily through insurance and reinsurance brokers. We assume a degree of credit risk associated with brokers with whom we transact business. Marsh & McLennan Companies, Inc. generated or placed approximately 11 percent, 11 percent, and 12 percent of our gross premiums written for the years ended December 31, 2023, 2022, and 2021, respectively. This entity is a large, well-established company, and there are no indications that it is financially troubled at December 31, 2023. No other broker or one insured accounted for more than 10 percent of our gross premiums written for these years.

f) Fixed maturities

At December 31, 2023 and 2022, commitments to purchase fixed income securities over the next several years were approximately $1.0 billion and $770 million, respectively.

g) Private equities

Private equities in the Consolidated balance sheets are investments in limited partnerships and partially-owned investment companies with a carrying value of $13.9 billion at December 31, 2023. In connection with these investments, we have commitments that may require funding of up to $6.2 billion over the next several years. At December 31, 2022, these investments had a carrying value of $12.0 billion with commitments that could have required funding of up to $7.4 billion.

h) Letters of credit

We have access to capital markets and to credit facilities with letter of credit capacity of $4.0 billion, $3.0 billion of which can be used for revolving credit. Our existing credit facilities have remaining terms expiring through October 2027. Our LOC usage was $948 million and $1.4 billion at December 31, 2023 and 2022, respectively.

i) Legal proceedings

Our insurance subsidiaries are subject to claims litigation involving disputed interpretations of policy coverages and, in some jurisdictions, direct actions by allegedly-injured persons seeking damages from policyholders. These lawsuits, involving claims on policies issued by our subsidiaries which are typical to the insurance industry in general and in the normal course of business, are considered in our loss and loss expense reserves. In addition to claims litigation, we are subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on insurance policies. This category of business litigation typically involves, among other things, allegations of underwriting errors or misconduct, employment claims, regulatory activity, or disputes arising from our business ventures. In the opinion of management, our ultimate liability for these matters could be, but we believe is not likely to be, material to our consolidated financial condition and results of operations.

j) Lease commitments

At December 31, 2023 and 2022, the right-of-use asset was $784 million and $607 million, respectively, recorded within Other assets, and the lease liability was $832 million and $633 million, respectively, recorded within Accounts payable, accrued expenses, and other liabilities on the Consolidated balance sheets. These leases consist principally of real estate operating leases that are amortized on a straight-line basis over the term of the lease, which expire at various dates. As of December 31, 2023, the weighted average remaining lease term and weighted average discount rate for the operating leases was 11.8 years and 4.6 percent, respectively. Rent expense was $181 million, $161 million, and $149 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Future minimum lease payments under the operating leases are expected to be as follows:

For the years ending December 31 (in millions of U.S. dollars)		
Undiscounted cash flows:		
2024	$	166
2025		141
2026		117
2027		88
2028		65
Thereafter		618
Total undiscounted lease payments	$	1,195
Less: Present value adjustment		363
Net lease liabilities reported as of December 31, 2023	$	832

As of December 31, 2023, we entered into a separate lease for office space that is not yet recorded on our Consolidated balance sheet and is not included in the total obligations referenced above. The lease is expected to commence in December 2024 with an initial term of approximately 23 years. Total cash requirements are estimated at approximately $621 million over the term of the lease.

15. Shareholders' equity

a) Common Shares

All of Chubb's Common Shares are authorized under Swiss corporate law. Though the par value of Common Shares is stated in Swiss francs, Chubb continues to use U.S. dollars as its reporting currency for preparing the Consolidated Financial Statements. Under Swiss corporate law, we are generally prohibited from issuing Common Shares below their par value. If there were a need to raise common equity at a time when the trading price of Chubb's Common Shares is below par value, we would need in advance to obtain shareholder approval to decrease the par value of the Common Shares. At our May 2023 annual general meeting, our shareholders approved the reduction of share capital by reducing par value from CHF 24.15 per share to CHF 0.50 per share and thereby increasing capital contribution reserves.

Dividend approval

At our May 2023 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.44 per share, expected to be paid in four quarterly installments of $0.86 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment. The Board of Directors (Board) will determine the record and payment dates at which the annual dividend may be paid until the date of the 2024 annual general meeting, and is authorized to abstain from distributing a dividend at its discretion. The first three quarterly installments each of $0.86 per share, have been distributed by the Board as expected.

At our May 2022 and 2021 annual general meetings, our shareholders approved annual dividends for the following year of up to $3.32 per share and $3.20 per share, respectively, which were paid in four quarterly installments of $0.83 per share and $0.80 per share, respectively, at dates determined by the Board after the annual general meeting by way of a distribution from capital contribution reserves, transferred to free reserves for payment.

Dividend distributions

Under Swiss corporate law, dividends must be stated in Swiss francs though dividend payments are made by Chubb in U.S. dollars. We issue dividends without subjecting them to withholding tax by way of distributions from capital contribution reserves and payment out of free reserves.

The following table presents dividend distributions per Common Share in Swiss francs (CHF) and U.S. dollars (USD):

						Year Ended December 31
	2023		2022		2021	
	CHF	**USD**	CHF	USD	CHF	USD
Total dividend distributions per common share	**3.05**	**$ 3.41**	3.11	$ 3.29	2.88	$ 3.18

b) Shares issued, outstanding, authorized, and conditional

		Year Ended December 31	
	2023	2022	2021
Common Shares authorized and issued, beginning of year	**446,376,614**	474,021,114	477,605,264
Cancellation of treasury shares	**(14,925,028)**	(27,644,500)	(3,584,150)
Common Shares authorized and issued, end of year	**431,451,586**	446,376,614	474,021,114
Common Shares in treasury, beginning of year (at cost)	**(31,781,758)**	(47,448,502)	(26,872,639)
Net shares issued under employee share-based compensation plans	**2,500,381**	2,947,272	3,484,487
Shares repurchased	**(11,825,600)**	(14,925,028)	(27,644,500)
Cancellation of treasury shares	**14,925,028**	27,644,500	3,584,150
Common Shares in treasury, end of year (at cost)	**(26,181,949)**	(31,781,758)	(47,448,502)
Common Shares outstanding, end of year	**405,269,637**	414,594,856	426,572,612

Increases in Common Shares in treasury are due to open market repurchases of Common Shares, the surrender of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock, and the forfeiture of unvested restricted stock. Decreases in Common Shares in treasury are principally due to grants of restricted stock, exercises of stock options, purchases under the Employee Stock Purchase Plan (ESPP), and share cancellations. At our May 2023 annual general meeting, our shareholders approved the cancellation of 14,925,028 shares purchased under our share repurchase programs during 2022. The capital reduction was subject to publication requirements and became effective in accordance with Swiss law on May 22, 2023. At our May 2022 annual general meeting, our shareholders approved the cancellation of 13,179,100 shares purchased under our share repurchase program during the last six months of 2021. The capital reduction by cancellation of shares was subject to publication requirements and a two-month waiting period in accordance with Swiss law and became effective on August 4, 2022. At the Chubb Limited Extraordinary General Meeting of Shareholders, held on November 3, 2021, shareholders approved the cancellation of 14,465,400 shares repurchased under our share repurchase program during the first six months of 2021. The capital reduction by cancellation of shares was subject to publication requirements and a two-month waiting period in accordance with Swiss law and became effective on January 17, 2022. At our May 2021 annual general meeting, our shareholders approved the cancellation of 3,584,150 shares purchased under our share repurchase program during 2020. The capital reduction by cancellation of shares was subject to publication requirements and a two-month waiting period in accordance with Swiss law and became effective on August 4, 2021.

Authorized share capital for general purposes under Swiss law

In accordance with Swiss law, the Board has shareholder-approved authority as set forth in the Articles of Association to increase Chubb's share capital from time to time until May 19, 2024, by the issuance for general purposes of up to 200,000,000 fully paid up Common Shares, with a par value equal to the par value of Chubb's Common Shares as set forth in the Articles of Association at the time of any such issuance. Any such increases would be subject to Swiss rules and procedure.

Conditional share capital for bonds and similar debt instruments

Chubb's share capital may be increased through the issuance of a maximum of 33,000,000 fully paid up Common Shares (with a par value of CHF 0.50 as of December 31, 2023) through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes, or similar instruments, issued or to be issued by Chubb, including convertible debt instruments.

Conditional share capital for employee benefit plans

Chubb's share capital may be increased through the issuance of a maximum of 25,410,929 fully paid up Common Shares (with a par value of CHF 0.50 as of December 31, 2023) in connection with the exercise of option rights granted to any employee of Chubb, director or other person providing services to Chubb.

c) Chubb Limited securities repurchases

From time to time, we repurchase shares as part of our capital management program and to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans. The Board has authorized share repurchase programs as follows:

- $1.5 billion of Chubb Common Shares from November 19, 2020 through December 31, 2021;
- $1.0 billion increase to the November 2020 share repurchase program to a total of $2.5 billion in February 2021, effective through December 31, 2021;
- One-time incremental share repurchase program of $5.0 billion of Chubb Common Shares from July 19, 2021 through June 30, 2022;
- $2.5 billion of Chubb Common Shares from May 19, 2022 through June 30, 2023; and
- $5.0 billion of Chubb Common Shares effective July 1, 2023 with no expiration date.

Share repurchases may be in the open market, in privately negotiated transactions, block trades, accelerated repurchases and through option or other forward transactions. The following table presents repurchases of Chubb's Common Shares conducted in a series of open market transactions under the Board authorizations:

(in millions of U.S. dollars, except share data)	Year Ended December 31 **2023**	2022	2021	January 1, 2024 through February 22, 2024
Number of shares repurchased	**11,825,600**	14,925,028	27,644,500	269,450
Cost of shares repurchased	$ **2,478**	$ 3,014	$ 4,861	$ 67

d) General restrictions

The holders of the Common Shares are entitled to receive dividends as approved by the shareholders. Holders of Common Shares are allowed one vote per share provided that, if the controlled shares of any shareholder constitute ten percent or more of the outstanding Common Shares of Chubb, only a fraction of the vote will be allowed so as not to exceed ten percent in aggregate. Entry of acquirers of Common Shares as shareholders with voting rights in the share register may be refused if it would confer voting rights with respect to ten percent or more of the registered share capital recorded in the commercial register.

e) Accumulated other comprehensive income (loss)

The following table presents changes in accumulated other comprehensive income (loss):

| | | As Adjusted | |
| | | Year Ended December 31 | |
(in millions of U.S. dollars)	**2023**	2022	2021
Accumulated other comprehensive income (loss) (AOCI)			
Net unrealized appreciation (depreciation) on investments			
Balance – beginning of year, net of tax	$ **(7,279)**	$ 2,256	$ 4,673
Change in year, before reclassification from AOCI (before tax)	**2,948**	(11,627)	(2,935)
Amounts reclassified from AOCI (before tax)	**500**	1,049	(3)
Change in year, before tax	**3,448**	(10,578)	(2,938)
Income tax (expense) benefit	**(328)**	1,043	521
Total other comprehensive income (loss)	**3,120**	(9,535)	(2,417)
Noncontrolling interests, net of tax	**18**	—	—
Balance – end of year, net of tax	**(4,177)**	(7,279)	2,256
Current discount rate on liability for future policy benefits			
Balance – beginning of year, net of tax	**(75)**	(1,399)	—
Cumulative effect of adoption of accounting guidance	**—**	—	(1,725)
Balance – beginning of year, net of tax, as adjusted	**(75)**	(1,399)	(1,725)
Change in year, before tax	**84**	1,480	387
Income tax (expense) benefit	**16**	(156)	(61)
Total other comprehensive income	**100**	1,324	326
Noncontrolling interests, net of tax	**(26)**	—	—
Balance – end of year, net of tax	**51**	(75)	(1,399)
Instrument-specific credit risk on market risk benefits			
Balance – beginning of year, net of tax	**(24)**	(57)	—
Cumulative effect of adoption of accounting guidance	**—**	—	(84)
Balance – beginning of year, net of tax, as adjusted	**(24)**	(57)	(84)
Change in year, before and net of tax	**2**	33	27
Total other comprehensive income	**2**	33	27
Noncontrolling interests, net of tax	**—**	—	—
Balance – end of year, net of tax	**(22)**	(24)	(57)
Cumulative foreign currency translation adjustment			
Balance – beginning of year, net of tax	**(2,966)**	(2,114)	(1,637)
Cumulative effect of adoption of accounting guidance	**—**	—	7
Balance – beginning of year, net of tax, as adjusted	**(2,966)**	(2,114)	(1,630)
Change in year, before reclassification from AOCI (before tax)	**—**	(907)	(505)
Amounts reclassified from AOCI (before tax)	**(13)**	(4)	—
Change in year, before tax	**(13)**	(911)	(505)
Income tax benefit	**27**	59	21

		As Adjusted	
		Year Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
Accumulated other comprehensive income (loss) (AOCI) - continued			
Total other comprehensive income (loss)	**14**	(852)	(484)
Noncontrolling interests, net of tax	**(7)**	—	—
Balance – end of year, net of tax	**(2,945)**	(2,966)	(2,114)
Fair value hedging instruments			
Balance – beginning of year, net of tax	**(66)**	—	—
Change in year, before reclassification from AOCI (before tax)	**101**	17	—
Amounts reclassified from AOCI (before tax)	**(34)**	(100)	—
Change in year, before tax	**67**	(83)	—
Income tax (expense) benefit	**(14)**	17	—
Total other comprehensive income (loss)	**53**	(66)	—
Noncontrolling interests, net of tax	**—**	—	—
Balance – end of year, net of tax	**(13)**	(66)	—
Postretirement benefit liability adjustment			
Balance – beginning of year, net of tax	**225**	240	(167)
Change in year, before tax	**90**	(17)	522
Income tax (expense) benefit	**(18)**	2	(115)
Total other comprehensive income (loss)	**72**	(15)	407
Noncontrolling interests, net of tax	**—**	—	—
Balance – end of year, net of tax	**297**	225	240
Accumulated other comprehensive loss	**$ (6,809)**	$ (10,185)	$ (1,074)

The following table presents reclassifications from accumulated other comprehensive income (loss) to the consolidated statements of operations:

		Year Ended December 31		Consolidated Statement of
(in millions of U.S. dollars)	**2023**	2022	2021	Operations Location
Fixed maturities available-for-sale	**$ (500)**	$ (1,049)	$ 3	Net realized gains (losses)
Income tax benefit	**62**	170	6	Income tax expense
	$ (438)	$ (879)	$ 9	Net income
Cumulative foreign currency translation adjustment				
Cross-currency swaps	**$ 13**	$ 4	$ —	Interest expense
Income tax expense	**(3)**	(1)	—	Income tax expense
	$ 10	$ 3	$ —	Net income
Net gains (losses) of fair value hedging instruments				
Cross-currency swaps	**$ 50**	$ 105	$ —	Net realized gains (losses)
Cross-currency swaps	**(16)**	(5)	—	Interest expense
Income tax expense	**(7)**	(21)	—	Income tax expense
	$ 27	$ 79	$ —	Net income
Total amounts reclassified from AOCI	**$ (401)**	$ (797)	$ 9	

16. Share-based compensation

Chubb has share-based compensation plans which currently provide the Board the ability to grant awards of stock options, restricted stock, and restricted stock units to its employees and members of the Board.

In May 2021, our shareholders approved the Chubb Limited 2016 Long-Term Incentive Plan, as amended and restated (the Amended 2016 LTIP). Under the Amended 2016 LTIP, Common Shares of Chubb are authorized to be issued pursuant to awards, including stock options, stock appreciation rights, performance shares, performance units, restricted stock, and restricted stock units.

Chubb principally issues restricted stock grants and stock options on a graded vesting schedule, with equal percentages of the award subject to vesting over a number of years (typically three or four). Chubb recognizes compensation cost for vesting of restricted stock and stock option grants with only service conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award were, in-substance, multiple awards. We incorporate an estimate of future forfeitures in determining compensation cost for both grants of restricted stock and stock options.

In addition, Chubb grants performance-based restricted stock to certain executives that vest based on certain performance criteria as compared to a defined group of peer companies. Performance-based stock awards comprise target awards and premium awards that cliff vest at the end of a 3-year performance period based on both Chubb tangible book value (Chubb shareholders' equity less goodwill and intangible assets attributable to Chubb, net of tax) per share growth and P&C combined ratio compared to our peer group. Premium awards are subject to an additional vesting provision based on total shareholder return (TSR) compared to our peer group. Shares representing target awards and premium awards are issued when the awards are approved and are subject to forfeiture if applicable performance criteria are not met at the end of the 3-year performance period.

Under the Amended 2016 LTIP, 32,900,000 Common Shares are authorized to be issued (which includes all shares available for delivery since the establishment of the Chubb Limited 2016 Long-Term Incentive Plan in 2016). This is in addition to any shares subject to awards outstanding under the ACE Limited 2004 Long-Term Incentive Plan (2004 LTIP) immediately prior to the effective date of the Amended 2016 LTIP that are forfeited, expired or canceled after such effective date without delivery of shares (or which result in forfeiture of shares back to Chubb). At December 31, 2023, a total of 12,533,303 shares remain available for future issuance under the Amended 2016 LTIP, which includes shares forfeited, expired or canceled relating to grants under the 2004 LTIP.

Under the Employee Stock Purchase Plan (ESPP), 6,500,000 shares are authorized to be issued. At December 31, 2023, a total of 509,568 shares remain available for issuance under the ESPP.

Chubb generally issues Common Shares for the exercise of stock options, restricted stock, and purchases under the ESPP from Common Shares in treasury.

The following table presents pre-tax and after-tax share-based compensation expense:

			Year Ended December 31	
(in millions of U.S. dollars)	**2023**		2022	2021
Stock options and shares issued under ESPP:				
Pre-tax	$ **71**	$	60	$ 55
After-tax [1]	$ **56**	$	38	$ 36
Restricted stock:				
Pre-tax	$ **253**	$	230	$ 210
After-tax [1]	$ **202**	$	179	$ 164

[1] The windfall tax benefit recorded to Income tax expense in the Consolidated statement of operations was $19 million, $29 million, and $19 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Unrecognized compensation expense related to the unvested portion of Chubb's employee share-based awards of restricted stock, restricted stock units, and stock options was $350 million at December 31, 2023 and is expected to be recognized over a weighted-average period of approximately 1.5 years.

Stock options

Both incentive and non-qualified stock options are principally granted at an option price per share equal to the grant date fair value of Chubb's Common Shares. Stock options are generally granted with a 3-year vesting period and a 10-year term. Stock options vest in equal annual installments over the respective vesting period, which is also the requisite service period.

Chubb's 2023 share-based compensation expense includes a portion of the cost related to the 2020 through 2023 stock option grants. Stock option fair value was estimated on the grant date using the Black-Scholes option-pricing model that uses the weighted-average assumptions noted below:

| | Year Ended December 31 | | |
	2023	2022	2021
Dividend yield	**1.7 %**	1.7 %	1.9 %
Expected volatility	**23.0 %**	20.1 %	26.0 %
Risk-free interest rate	**4.1 %**	1.9 %	1.0 %
Expected life	**5.7 years**	5.8 years	5.8 years

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time from grant to exercise date) is estimated using the historical exercise behavior of employees. The expected volatility is calculated as a blend of (a) historical volatility based on daily closing prices over a period equal to the expected life assumption and (b) implied volatility derived from Chubb's publicly traded options.

The following table presents a roll-forward of Chubb's stock options:

(Intrinsic Value in millions of U.S. dollars)	Number of Options	Weighted-Average Exercise Price		Weighted-Average Fair Value		Total Intrinsic Value	
Options outstanding, December 31, 2020	11,478,183	$	125.09				
Granted	1,805,234	$	164.89	$	33.05		
Exercised	(2,284,795)	$	112.12			$	140
Forfeited and expired	(236,135)	$	150.16				
Options outstanding, December 31, 2021	10,762,487	$	133.94				
Granted	1,731,904	$	198.36	$	35.46		
Exercised	(1,878,147)	$	117.83			$	163
Forfeited and expired	(205,966)	$	171.45				
Options outstanding, December 31, 2022	10,410,278	$	146.81				
Granted	**1,540,002**	$	**208.60**	$	**51.32**		
Exercised	**(1,249,350)**	$	**127.45**			$	**107**
Forfeited and expired	**(220,046)**	$	**191.57**				
Options outstanding, December 31, 2023	**10,480,884**	$	**157.24**			$	**721**
Options exercisable, December 31, 2023	**7,497,652**	$	**141.08**			$	**637**

The weighted-average remaining contractual term was 5.6 years for stock options outstanding and 4.4 years for stock options exercisable at December 31, 2023. Cash received from the exercise of stock options for the year ended December 31, 2023 was $158 million.

Restricted stock and restricted stock units

Grants of restricted stock and restricted stock units awarded under the Amended 2016 LTIP typically have a 4-year vesting period, subject to vesting as to one-quarter of the award each anniversary of grant. Restricted stock and restricted stock units are principally granted at market close price on the day of grant. Each restricted stock unit represents our obligation to deliver to the holder one Common Share upon vesting.

Chubb also grants restricted stock awards to non-management directors which vest at the following year's annual general meeting.

Chubb's 2023 share-based compensation expense includes a portion of the cost related to the restricted stock granted in the years 2019 through 2023.

The following table presents a roll-forward of our restricted stock awards. Included in the roll-forward below are 12,994 restricted stock awards, 13,440 restricted stock awards, and 15,586 restricted stock awards that were granted to non-management directors during the years ended December 31, 2023, 2022, and 2021, respectively:

	Service-based Restricted Stock Awards and Restricted Stock Units		Performance-based Restricted Stock Awards and Restricted Stock Units	
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested restricted stock, December 31, 2020	3,263,295	$ 142.32	572,318	$ 142.38
Granted	1,288,042	$ 165.32	294,315	$ 164.75
Vested	(1,283,185)	$ 140.62	(169,442)	$ 143.07
Forfeited	(216,341)	$ 150.19	—	$ —
Unvested restricted stock, December 31, 2021	3,051,811	$ 152.19	697,191	$ 151.74
Granted	1,193,016	$ 199.18	296,944	$ 199.09
Vested	(1,191,452)	$ 148.18	(199,343)	$ 133.90
Forfeited	(199,505)	$ 168.12	—	$ —
Unvested restricted stock, December 31, 2022	2,853,870	$ 172.39	794,792	$ 173.83
Granted	**1,166,706**	**$ 208.07**	**407,825**	**$ 208.60**
Vested	**(1,142,911)**	**$ 161.88**	**(203,533)**	**$ 150.11**
Forfeited	**(203,850)**	**$ 186.58**	**—**	**$ —**
Unvested restricted stock, December 31, 2023	**2,673,815**	**$ 191.35**	**999,084**	**$ 192.85**

Prior to 2009, legacy ACE granted restricted stock units with a 1-year vesting period to non-management directors. Delivery of Common Shares on account of these restricted stock units to non-management directors is deferred until after the date of the non-management directors' termination from the Board. Legacy Chubb Corp historically allowed directors and certain key employees of Chubb Corp and its subsidiaries to defer a portion of their compensation earned with respect to services performed in the form of deferred stock units. In addition, legacy Chubb Corp provided supplemental retirement benefits for certain employees through its Defined Contribution Excess Benefit Plan in the form of deferred shares of stock. The minimum vesting period under these legacy Chubb Corp deferred plans was 1-year and the maximum was 3-years. Employees and directors had the option to elect to receive their awards at a future specified date or upon their termination of service with Chubb. At December 31, 2023, there were 100,965 deferred restricted stock units.

ESPP

The ESPP gives participating employees the right to purchase Common Shares through payroll deductions during consecutive subscription periods at a purchase price of 85 percent of the fair value of a Common Share on the exercise date (Purchase Price). Annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to ten percent of the participant's compensation or $25,000, whichever is less. The ESPP has two six-month subscription periods each year, the first of which runs between January 1 and June 30 and the second of which runs between July 1 and December 31. The amounts collected from participants during a subscription period are used on the exercise date to purchase full shares of Common Shares. An exercise date is generally the last trading day of a subscription period. The number of shares purchased is equal to the total amount, at the exercise date, collected from the participants through payroll deductions for that subscription period, divided by the Purchase Price, rounded down to the next full share. Participants may withdraw from an offering before the exercise date and obtain a refund of amounts withheld through payroll deductions. Pursuant to the provisions of the ESPP, during the years ended December 31, 2023, 2022, and 2021, employees paid $54 million, $48 million, and $47 million to purchase 305,604 shares, 271,650 shares, and 315,405 shares, respectively.

17. Postretirement benefits

Chubb provides postretirement benefits to eligible employees and their dependents through various defined contribution plans sponsored by Chubb. In addition, for certain employees, Chubb sponsors other postretirement benefit plans, and prior to 2020, Chubb sponsored defined benefit pension plans.

Defined contribution plans (including 401(k))
Under these plans, employees' contributions may be supplemented by Chubb matching contributions based on the level of employee contribution. These contributions are invested at the election of each employee in one or more of several investment portfolios offered by a third-party investment advisor. Expenses for these plans totaled $283 million, $230 million, and $214 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Defined benefit pension plans
We maintain non-contributory defined benefit pension plans that cover certain employees located in the U.S., U.K., Canada, and various other statutorily required countries. We account for pension benefits using the accrual method. Benefits under these plans are based on employees' years of service and compensation during final years of service. All underlying plans are subject to periodic actuarial valuations by qualified actuarial firms using actuarial models to calculate the expense and liability for each plan. We use December 31 as the measurement date for our defined benefit pension plans.

Under the Chubb Corp plans, prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the formula for providing pension benefits was changed from the final average pay formula to a cash balance formula. Under the cash balance formula, a notional account is established for each employee, which is credited semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service plus interest based on the account balance. Chubb Corp employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas.

Other postretirement benefit plans
Our assumption of Chubb Corp's other postretirement benefit plans, principally healthcare and life insurance, covers retired employees, their beneficiaries, and covered dependents. Healthcare coverage is contributory. Retiree contributions vary based upon the retiree's age, type of coverage, and years of service requirements. Life insurance coverage is non-contributory. Chubb funds a portion of the healthcare benefits obligation where such funding can be accomplished on a tax-effective basis. Benefits are paid as covered expenses are incurred. We use December 31 as the measurement date for our postretirement benefit plans.

Amendments to U.S. qualified and excess pension plans and U.S. retiree healthcare plan
In 2016, we harmonized and amended several of our U.S. retirement programs to create a unified retirement savings program. In 2020, we transitioned from a traditional defined benefit pension program that had been in effect for certain employees to a defined contribution program. Additionally, after 2025, we plan to eliminate a subsidized U.S. retiree healthcare and life insurance plan that is currently in place for certain employees. Both amendments required a remeasurement of the plan assets and benefit obligations with updated assumptions, including discount rates and the expected return on assets. The amendment of the retiree healthcare plan resulted in a reduction in the obligation of $383 million, of which $410 million was amortized as a reduction to expense as it relates to benefits already accrued. As of June 2021, the amendment of the retiree healthcare plan was fully amortized. For the year ended December 31, 2021, $26 million was amortized as a reduction to expense.

Obligations and funded status

The funded status of the pension and other postretirement benefit plans as well as the amounts recognized in the Consolidated balance sheets and Accumulated other comprehensive income (loss) at December 31, 2023 and 2022 was as follows:

(in millions of U.S. dollars)	Pension Benefit Plans				Other Postretirement Benefit Plans	
	2023		2022		**2023**	2022
	U.S. Plans	**Non-U.S. Plans**	U.S. Plans	Non-U.S. Plans		
Benefit obligation, beginning of year	$ **2,781**	$ **697**	$ 3,732	$ 1,122	$ **43**	$ 62
Service cost	**—**	**7**	—	4	**—**	1
Interest cost	**138**	**36**	85	23	**2**	1
Actuarial loss (gain)	**82**	**29**	(890)	(391)	**2**	(4)
Benefits paid	**(168)**	**(38)**	(146)	(28)	**(12)**	(16)
Curtailments	**—**	**—**	—	—	**—**	—
Settlements	**—**	**(5)**	—	—	**—**	—
Foreign currency revaluation and other	**—**	**17**	—	(33)	**1**	(1)
Benefit obligation, end of year	$ **2,833**	$ **743**	$ 2,781	$ 697	$ **36**	$ 43
Plan assets at fair value, beginning of year	$ **3,316**	$ **938**	$ 4,151	$ 1,318	$ **81**	$ 119
Actual return on plan assets	**417**	**57**	(692)	(285)	**4**	(2)
Employer contributions	**24**	**15**	3	8	**1**	1
Benefits paid	**(168)**	**(38)**	(146)	(28)	**(17)**	(37)
Settlements	**—**	**(8)**	—	—	**—**	—
Foreign currency revaluation and other	**—**	**22**	—	(75)	**—**	—
Plan assets at fair value, end of year	$ **3,589**	$ **986**	$ 3,316	$ 938	$ **69**	$ 81
Funded status at end of year	$ **756**	$ **243**	$ 535	$ 241	$ **33**	$ 38
Amounts recognized in the Consolidated balance sheets:						
Assets	$ **801**	$ **300**	$ 601	$ 290	$ **54**	$ 56
Liabilities	**(45)**	**(57)**	(66)	(49)	**(21)**	(18)
Total	$ **756**	$ **243**	$ 535	$ 241	$ **33**	$ 38
Amounts recognized in Accumulated other comprehensive income (loss), pre-tax, not yet recognized in net periodic cost (benefit):						
Net actuarial loss (gain)	$ **(404)**	$ **29**	$ (290)	$ 7	$ **(10)**	$ (12)
Prior service cost (benefit)	**—**	**8**	—	8	**(4)**	(4)
Total	$ **(404)**	$ **37**	$ (290)	$ 15	$ **(14)**	$ (16)

For the U.S. pension plans, the $82 million actuarial loss and $890 million actuarial gain experienced in 2023 and 2022, respectively, were principally driven by the change in discount rates. In addition, for the non-U.S. pension plans, the $29 million actuarial loss and $391 million actuarial gain experienced in 2023 and 2022, respectively, were principally driven by the change in discount rates.

The accumulated benefit obligation for the pension benefit plans was $3.5 billion and $3.4 billion at December 31, 2023 and 2022, respectively. The accumulated benefit obligation is the present value of pension benefits earned as of the measurement date based on employee service and compensation prior to that date. It differs from the pension (projected) benefit obligation in the table above in that the accumulated benefit obligation includes no assumptions regarding future compensation levels.

Chubb's funding policy is to contribute amounts that meet regulatory requirements plus additional amounts determined based on actuarial valuations, market conditions and other factors. All benefit plans satisfy minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The following table provides information on pension plans where the benefit obligation is in excess of plan assets at December 31, 2023 and 2022:

	2023		2022	
(in millions of U.S. dollars)	**U.S. Plans**	**Non-U.S. Plans**	U.S. Plans	Non-U.S. Plans
Plans with projected benefit obligation in excess of plan assets:				
Projected benefit obligation	$ 45	$ 101	$ 66	$ 87
Fair value of plan assets	—	44	—	38
Net funded status	$ (45)	$ (57)	$ (66)	$ (49)
Plans with accumulated benefit obligation in excess of plan assets:				
Accumulated benefit obligation	$ 45	$ 73	$ 66	$ 61
Fair value of plan assets	$ —	$ 40	$ —	$ 30

For other postretirement benefit plans with an accumulated benefit obligation in excess of plan assets, the accumulated benefit obligation was $21 million and $18 million at December 31, 2023 and 2022, respectively. These plans have no plan assets.

At December 31, 2023, we estimate that we will contribute $15 million to the pension plans and $1 million to the other postretirement benefits plan in 2024. The estimate is subject to change due to contribution decisions that are affected by various factors including our liquidity, market performance, and management discretion.

At December 31, 2023, our estimated expected future benefit payments are as follows:

For the years ending December 31 (in millions of U.S. dollars)	Pension Benefit Plans		Other Postretirement Benefit Plans
	U.S. Plans	Non-U.S. Plans	
2024	$ 175	$ 38	$ 11
2025	181	36	6
2026	185	35	1
2027	188	37	1
2028	191	39	1
2029-2033	976	233	6

The weighted-average assumptions used to determine the projected benefit obligation were as follows:

	Pension Benefit Plans		Other Postretirement Benefit Plans
	U.S. Plans	Non-U.S. Plans	
December 31, 2023			
Discount rate	**4.98 %**	**5.03 %**	**6.01 %**
Rate of compensation increase [1]	**N/A**	**3.73 %**	**N/A**
Interest crediting rate	**4.55 %**		
December 31, 2022			
Discount rate	5.22 %	5.27 %	5.83 %
Rate of compensation increase [1]	N/A	3.98 %	N/A
Interest crediting rate	4.32 %		

[1] For the U.S. Pension Plans, benefit accruals were frozen as of December 31, 2019.

The projected benefit cash flows were discounted using the corresponding spot rates derived from a yield curve, which resulted in a single discount rate that would produce the same liability at the respective measurement dates. The same process was applied to service cost cash flows to determine the discount rate associated with the service cost. In general, the discount rates for the non-U.S. plans were developed using a similar methodology by using country-specific yield curves.

The components of net pension and other postretirement benefit costs (benefits) reflected in Net income and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

	Pension Benefit Plans						Other Postretirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
Year Ended December 31 (in millions of U.S. dollars)	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Costs reflected in Net income, pre-tax:									
Service cost	$ **—**	$ —	$ —	$ **7**	$ 4	$ 4	$ **—**	$ 1	$ 1
Non-service cost (benefit):									
Interest cost	**138**	85	70	**36**	23	19	**2**	1	1
Expected return on plan assets	**(225)**	(283)	(255)	**(51)**	(43)	(44)	**(3)**	(1)	(1)
Amortization of net actuarial (gain) loss	**—**	—	—	**—**	—	4	**(1)**	—	—
Amortization of prior service cost (benefit)	**—**	—	—	**1**	—	—	**—**	—	(26)
Curtailments	**—**	—	—	**—**	—	—	**—**	—	—
Settlements	**3**	—	3	**4**	—	—	**—**	—	—
Total non-service cost (benefit)	**(84)**	(198)	(182)	**(10)**	(20)	(21)	**(2)**	—	(26)
Net periodic benefit cost (benefit)	$ **(84)**	$ (198)	$ (182)	$ **(3)**	$ (16)	$ (17)	$ **(2)**	$ 1	$ (25)
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss)									
Net actuarial loss (gain)	$ **(111)**	$ 85	$ (450)	$ **22**	$ (67)	$ (86)	$ **2**	$ (1)	$ (5)
Prior service cost (benefit)	**—**	—	—	**—**	—	—	**—**	—	—
Amortization of net actuarial gain (loss)	**—**	—	—	**—**	—	(4)	**1**	—	—
Amortization of prior service benefit	**—**	—	—	**—**	—	—	**—**	—	26
Curtailments	**—**	—	—	**—**	—	—	**—**	—	—
Settlements	**(3)**	—	(3)	**(1)**	—	—	**—**	—	—
Total decrease (increase) in other comprehensive income (loss), pre-tax	$ **(114)**	$ 85	$ (453)	$ **21**	$ (67)	$ (90)	$ **3**	$ (1)	$ 21

The line items in which the service cost and non-service cost (benefit) components of net periodic benefit cost (benefit) are included in the Consolidated statements of operations were as follows:

	Pension Benefit Plans			Other Postretirement Benefit Plans		
Year Ended December 31 (in millions of U.S. dollars)	**2023**	2022	2021	**2023**	2022	2021
Service cost:						
Losses and loss expenses	$ **—**	$ —	$ —	$ **—**	$ —	$ —
Administrative expenses	**7**	4	4	**—**	1	1
Total service cost	**7**	4	4	**—**	1	1
Non-service cost (benefit):						
Losses and loss expenses	**(9)**	(20)	(18)	**—**	—	(3)
Administrative expenses	**(85)**	(198)	(185)	**(2)**	—	(23)
Total non-service cost (benefit)	**(94)**	(218)	(203)	**(2)**	—	(26)
Net periodic benefit cost (benefit)	$ **(87)**	$ (214)	$ (199)	$ **(2)**	$ 1	$ (25)

The weighted-average assumptions used to determine the net periodic pension and other postretirement benefit costs were as follows:

	Pension Benefit Plans		Other Postretirement Benefit Plans
Year Ended December 31	U.S. Plans	Non-U.S. Plans	
2023			
Discount rate in effect for determining service cost	**N/A**	**6.57 %**	**5.67 %**
Discount rate in effect for determining interest cost	**5.13 %**	**5.28 %**	**5.84 %**
Rate of compensation increase	**N/A**	**3.98 %**	**N/A**
Expected long-term rate of return on plan assets	**7.00 %**	**5.42 %**	**4.00 %**
Interest crediting rate	**4.32 %**	**N/A**	**N/A**
2022			
Discount rate in effect for determining service cost	N/A	7.23 %	3.22 %
Discount rate in effect for determining interest cost	2.34 %	2.13 %	1.89 %
Rate of compensation increase	N/A	3.63 %	N/A
Expected long-term rate of return on plan assets	7.00 %	3.44 %	1.00 %
Interest crediting rate	4.10 %	N/A	N/A
2021			
Discount rate in effect for determining service cost	N/A	5.58 %	2.53 %
Discount rate in effect for determining interest cost	1.81 %	1.57 %	1.23 %
Rate of compensation increase	N/A	3.24 %	N/A
Expected long-term rate of return on plan assets	7.00 %	3.37 %	1.00 %
Interest crediting rate	4.10 %	N/A	N/A

The weighted-average healthcare cost trend rate assumptions used to measure the expected cost of healthcare benefits were as follows:

	U.S. Plans			Non-U.S. Plans		
	2023	2022	2021	**2023**	2022	2021
Healthcare cost trend rate	**5.57 %**	5.72 %	5.59 %	**5.08 %**	5.28 %	5.26 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.00 %**	4.00 %	4.50 %	**4.08 %**	4.04 %	4.00 %
Year that the rate reaches the ultimate trend rate	**2046**	2046	2038	**2040**	2040	2040

Plan Assets

The long-term objective of the pension plan is to provide sufficient funding to cover expected benefit obligations, while assuming a prudent level of portfolio risk. The assets of the pension plan are invested, either directly or through pooled funds, in a diversified portfolio of predominately equity securities and fixed maturities. We seek to obtain a rate of return that over time equals or exceeds the returns of the broad markets in which the plan assets are invested. The target allocation of U.S. plan assets is 55 percent to 65 percent invested in equity securities (including certain other investments measured using NAV), with the remainder primarily invested in fixed maturities. The target allocation of non-U.S. plans varies by country, but the plan assets are principally invested in fixed maturities. We rebalance our pension assets to the target allocation as market conditions permit. We determined the expected long-term rate of return assumption for each asset class based on an analysis of the historical returns and the expectations for future returns. The expected long-term rate of return for the portfolio is a weighted aggregation of the expected returns for each asset class.

In order to minimize risk, the Plan maintains a listing of permissible and prohibited investments. In addition, the Plan has certain concentration limits and investment quality requirements imposed on permissible investments options. Investment risk is measured and monitored on an ongoing basis.

The following tables present the fair values of the pension plan assets, by valuation hierarchy. For additional information on how we classify these assets within the valuation hierarchy, refer to Note 4 to the Consolidated Financial Statements.

December 31, 2023				**Pension Benefit Plans**			
(in millions of U.S. dollars)		**Level 1**		**Level 2**		**Level 3**	**Total**
U.S. Plans:							
Short-term investments	$	45	$	—	$	—	$ 45
U.S. Treasury / Agency		470		86		—	556
Non-U.S. and corporate bonds		—		637		—	637
Municipal		—		6		—	6
Equity securities		1,466		—		—	1,466
Investment derivative instruments		5		—		—	5
Total U.S. Plan assets [1]	$	1,986	$	729	$	—	$ 2,715
Non-U.S. Plans:							
Short-term investments	$	7	$	—	$	—	$ 7
Non-U.S. and corporate bonds		—		457		—	457
Equity securities		63		211		4	278
Total Non-U.S. Plan assets [1]	$	70	$	668	$	4	$ 742

[1] Excluded from the table above are $634 million and $227 million of other investments related to the U.S. Plans and Non-U.S. Plans, respectively, private equities of $224 million and $17 million in U.S. Plans and Non-U.S. Plans, respectively, measured using NAV as a practical expedient, and $16 million in cash and accrued income related to the U.S. Plans.

December 31, 2022							Pension Benefit Plans	
(in millions of U.S. dollars)		Level 1		Level 2		Level 3		Total
U.S. Plans:								
Short-term investments	$	42	$	—	$	—	$	42
U.S. Treasury / Agency		431		110		—		541
Non-U.S. and corporate bonds		—		627		—		627
Municipal		—		5		—		5
Equity securities		1,321		—		—		1,321
Investment derivative instruments		4		—		—		4
Total U.S. Plan assets [1]	$	1,798	$	742	$	—	$	2,540
Non-U.S. Plans:								
Short-term investments	$	10	$	—	$	—	$	10
Non-U.S. and corporate bonds		—		454		—		454
Equity securities		107		146		4		257
Total Non-U.S. Plan assets [1]	$	117	$	600	$	4	$	721

[1]   Excluded from the table above are $538 million and $201 million of other investments related to the U.S. Plans and Non-U.S. Plans, respectively, private equities of $233 million and $16 million in U.S. Plans and Non-U.S. Plans, respectively, measured using NAV as a practical expedient, and $5 million in cash and accrued income related to the U.S. Plans.

At December 31, 2023, the other postretirement benefit plan had $69 million of plan assets, of which $34 million of fixed maturities were categorized as Level 2, and $35 million of other investments were measured using NAV as a practical expedient. At December 31, 2022, the other postretirement benefit plan had $81 million of plan assets, of which $50 million of fixed maturities were categorized as Level 2, and $31 million of other investments were measured using NAV as a practical expedient.

18. Other income and expense

					As Adjusted	
				Year Ended December 31		
(in millions of U.S. dollars)		**2023**		2022		2021
Equity in net income (loss) of partially-owned entities	$	**867**	$	1	$	2,435
Gains (losses) from fair value changes in separate account assets [1]		**(45)**		(42)		(8)
Asset management and performance fee revenue		**136**		—		—
Asset management and performance fee expense		**(75)**		—		—
Federal excise and capital taxes		**(24)**		(21)		(19)
Other		**(23)**		(27)		(41)
Total	$	**836**	$	(89)	$	2,367

[1]   Related to gains (losses) from fair value changes in separate account assets that do not qualify for separate account reporting under U.S. GAAP.

Equity in net income of partially-owned entities includes our share of net income or loss, both underlying operating income and mark-to-market movement, related to partially-owned investment companies (private equity) where we own more than three percent and partially-owned insurance companies. This line item includes mark-to-market gains (losses) on private equities of $434 million, $(219) million, and $2,004 million for the years ended December 31, 2023, 2022, and 2021, respectively.

In addition, this line item includes net income attributable to our investment in Huatai under the equity method of accounting comprising income (expense) of $36 million through June 30, 2023, and $(11) million and $235 million for the years ended December 31, 2022 and 2021, respectively. Effective July 1, 2023, we discontinued the equity method of accounting and include the results of operations of Huatai in our consolidated results.

Also included in Other income and expense are gains (losses) from fair value changes in separate account assets that do not qualify for separate account reporting under U.S. GAAP. The offsetting movement in the separate account liabilities is included in Policy benefits in the Consolidated statements of operations.

Asset management and performance fee revenue and expense primarily relate to the management of third-party assets by Huatai's asset management business, which is unrelated to Huatai Group's core insurance operations. These revenues and expenses are recognized in the period in which the services are performed, and for certain asset performance fees, to the extent it is probable that a significant reversal will not occur.

Certain federal excise and capital taxes incurred as a result of capital management initiatives are included in Other income and expense as these are considered capital transactions and are excluded from underwriting results. Bad debt expense for uncollectible premiums is also included in Other income and expense.

19. Segment information

Chubb operates through six business segments: North America Commercial P&C Insurance, North America Personal P&C Insurance, North America Agricultural Insurance, Overseas General Insurance, Global Reinsurance, and Life Insurance. These segments distribute their products through various forms of brokers, agencies, and direct marketing programs. All business segments have established relationships with reinsurance intermediaries. Effective July 1, 2023, the results of Huatai's life and asset management businesses, included within the Life Insurance segment, and the results of Huatai's P&C insurance business, included within Overseas General Insurance, are presented gross within Underwriting income (loss), Net investment income (loss), and Other income (expense) as required under consolidation accounting. Huatai's results prior to July 1, 2023 were included net within Other (income) expense based on our ownership interest as required under equity method accounting. Effective July 1, 2022, the results of the acquired Cigna's business in Asia are included in our Life Insurance segment and, to a lesser extent, Overseas General Insurance segment according to the nature of the business written. Results for the years ended December 31, 2022 and 2021 are adjusted to reflect the adoption of LDTI. Refer to Note 1 x) for additional information.

- The North America Commercial P&C Insurance segment comprises operations that provide P&C and A&H insurance and services to large, middle market, and small commercial businesses in the U.S., Canada, and Bermuda. This segment includes our retail divisions: Major Accounts; Commercial Insurance, including Small Commercial Insurance; Chubb Bermuda, our high excess business; and Westchester, our wholesale and specialty division. These divisions write a variety of coverages, including property, casualty, workers' compensation, package policies, risk management, financial lines, marine, construction, environmental, medical risk, cyber risk, surety, excess casualty, and A&H insurance.

- The North America Personal P&C Insurance segment comprises the business written by Chubb Personal Risk Services division, which includes high net worth personal lines business, with operations in the U.S. and Canada. This segment provides affluent and high net worth individuals and families with homeowners, high value automobile and collector cars, valuable articles (including fine arts), personal and excess liability, travel insurance, and recreational marine insurance and services.

- The North America Agricultural Insurance segment includes the business written by Rain and Hail Insurance Service, Inc. in the U.S. and Canada, which provides comprehensive multiple peril crop insurance (MPCI) and crop-hail insurance, and Chubb Agribusiness, which offers farm and ranch property as well as specialty P&C coverages, including commercial agriculture products.

- The Overseas General Insurance segment includes the business written by two Chubb divisions that provides both commercial and consumer P&C insurance and services in the 51 countries and territories outside of North America where the company operates. Chubb International, our retail division, provides commercial P&C, A&H and traditional and specialty personal lines for large corporations, middle markets and small customers through retail brokers, agents and other channels locally around the world. CGM provides commercial P&C excess and surplus lines wholesale business primarily through wholesale brokers in the London market and through Lloyd's. These divisions write a variety of coverages, including traditional commercial P&C, specialty categories such as financial lines, marine, energy, aviation, political risk and construction, as well as group A&H and traditional and specialty personal lines.

- The Global Reinsurance segment includes the reinsurance business written by Chubb Tempest Re, comprising Chubb Tempest Re Bermuda, Chubb Tempest Re USA, Chubb Tempest Re International, and Chubb Tempest Re Canada. Chubb Tempest Re provides a broad range of traditional and specialty reinsurance coverages to a diverse array of primary P&C companies, including small, mid-sized, and multinational ceding companies.

- The Life Insurance segment includes our international life operations (Chubb Life), which includes individual life and group benefit insurance primarily in Asia and Latin America. The Life Insurance segment also includes Chubb Tempest Life Re (Chubb Life Re), and the North American supplemental A&H and life insurance business of Combined Insurance.

Corporate primarily includes the results of all run-off A&E exposures, run-off Brandywine business, Westchester specialty operations for 1996 and prior years, and certain other run-off exposures, including molestation claims. In addition, Corporate includes the results of our non-insurance companies including Chubb Limited, Chubb Group Management and Holdings Ltd., and Chubb INA Holdings Inc. Effective July 1, 2023, the results of Huatai Group's non-insurance operations, comprising real estate and holding company activity, are included in Corporate. Our exposure to A&E and molestation claims principally arises out of liabilities acquired when we purchased Westchester Specialty in 1998, CIGNA's P&C business in 1999, and Chubb Corp in 2016.

Management uses Underwriting income (loss) as the basis for segment performance. Chubb calculates Underwriting income (loss) by subtracting Losses and loss expenses, Policy benefits, Policy acquisition costs, and Administrative expenses from Net premiums earned. Segment income (loss) includes Underwriting income (loss), Net investment income (loss), and other operating income and expense items such as each segment's share of the operating income (loss) related to partially-owned entities and miscellaneous income and expense items for which the segments are held accountable. Our main measure of segment performance is Segment income (loss), which also includes Amortization of purchased intangibles acquired by the segment. We determined that this definition of Segment income (loss) is appropriate and aligns with how the business is managed. We continue to evaluate our segments as our business continues to evolve and may further refine our segments and Segment income (loss) measures.

Revenue and expenses managed at the corporate level, including Net realized gains (losses), Market risk benefit gains (losses), Interest expense, Cigna integration expenses, Income tax expense, and Net income (loss) attributable to noncontrolling interests are reported within Corporate. Cigna integration expenses are one-time costs that are directly attributable to third-party consulting fees, employee-related retention costs, and other professional and legal fees primarily related to the acquisition of Cigna's business in Asia. These items are not allocated to the segment level as they are one-time in nature and are not related to the ongoing business activities of the segment. The Chief Executive Officer does not manage segment results or allocate resources to segments when considering these costs, and therefore are excluded from our definition of Segment income (loss).

Certain items are presented in a different manner for segment reporting purposes than in the Consolidated Financial Statements. These items are reconciled to the consolidated presentation in the Segment measure reclass column below and include:

- Losses and loss expenses include realized gains and losses on crop derivatives. These derivatives were purchased to provide economic benefit, in a manner similar to reinsurance protection, in the event that a significant decline in commodity pricing impacts underwriting results. We view gains and losses on these derivatives as part of the results of our underwriting operations, and therefore, realized gains (losses) from these derivatives are reclassified to losses and loss expenses.

- Policy benefits include fair value changes on separate accounts that do not qualify for separate accounting under U.S. GAAP. These gains and losses have been reclassified from Other (income) expense. We view gains and losses from fair value changes in both separate account assets and liabilities as part of the results of our underwriting operations, and therefore these gains and losses are reclassified to Policy benefits.

- Net investment income includes investment income reclassified from Other (income) expense related to partially-owned investment companies (private equity partnerships) where our ownership interest is in excess of three percent. We view investment income from these equity-method private equity partnerships as Net investment income for segment reporting purposes.

The following tables present the Statement of Operations by segment:

For the Year Ended December 31, 2023 (in millions of U.S. dollars)	North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Life Insurance	Corporate	Segment Measure Reclass	Chubb Consolidated
Net premiums written	$ 19,237	$ 5,878	$ 3,188	$12,575	$ 1,018	$ 5,465	$ —	$ —	$ 47,361
Net premiums earned	18,416	5,536	3,169	12,231	962	5,398	—	—	45,712
Losses and loss expenses	11,256	3,511	2,874	5,643	426	114	281	(5)	24,100
Policy benefits	—	—	—	457	—	3,216	—	(45)	3,628
Policy acquisition costs	2,515	1,128	150	3,113	264	1,089	—	—	8,259
Administrative expenses	1,250	329	(1)	1,219	37	771	402	—	4,007
Underwriting income (loss)	3,395	568	146	1,799	235	208	(683)	50	5,718
Net investment income	3,017	358	63	895	208	756	25	(385)	4,937
Other (income) expense	22	3	1	(25)	(2)	(115)	(380)	(340)	(836)
Amortization expense of purchased intangibles	—	9	25	70	—	30	176	—	310
Segment income (loss)	$ 6,390	$ 914	$ 183	$ 2,649	$ 445	$ 1,049	$ (454)	$ 5	$ 11,181
Net realized gains (losses)							(602)	(5)	(607)
Market risk benefits gains (losses)							(307)	—	(307)
Interest expense							672	—	672
Cigna integration expenses							69	—	69
Income tax expense							511	—	511
Net income (loss)							$(2,615)	$ —	$ 9,015
Net loss attributable to noncontrolling interests							(13)	—	(13)
Net income (loss) attributable to Chubb							$(2,602)	$ —	$ 9,028

For the Year Ended December 31, 2022 (in millions of U.S. dollars)	North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Life Insurance	Corporate	Segment Measure Reclass	Chubb Consolidated
Net premiums written	$ 17,889	$ 5,313	$ 2,907	$11,060	$ 943	$ 3,608	$ —	$ —	$ 41,720
Net premiums earned	17,107	5,180	2,838	10,803	922	3,510	—	—	40,360
Losses and loss expenses	10,828	3,186	2,557	4,894	670	85	363	(11)	22,572
Policy benefits	—	—	—	358	—	1,998	—	(42)	2,314
Policy acquisition costs	2,313	1,057	126	2,818	240	785	—	—	7,339
Administrative expenses	1,113	291	(10)	1,070	36	510	385	—	3,395
Underwriting income (loss)	2,853	646	165	1,663	(24)	132	(748)	53	4,740
Net investment income	2,247	283	36	626	281	509	—	(240)	3,742
Other (income) expense	17	4	1	2	1	(30)	292	(198)	89
Amortization expense of purchased intangibles	—	10	26	57	—	10	182	—	285
Segment income (loss)	$ 5,083	$ 915	$ 174	$ 2,230	$ 256	$ 661	$(1,222)	$ 11	$ 8,108
Net realized gains (losses)							(1,074)	(11)	(1,085)
Market risk benefits gains (losses)							80	—	80
Interest expense							570	—	570
Cigna integration expenses							48	—	48
Income tax expense							1,239	—	1,239
Net income (loss)							$(4,073)	$ —	$ 5,246

For the Year Ended December 31, 2021 (in millions of U.S. dollars)	North America Commercial P&C Insurance	North America Personal P&C Insurance	North America Agricultural Insurance	Overseas General Insurance	Global Reinsurance	Life Insurance	Corporate	Segment Measure Reclass	Chubb Consolidated
Net premiums written	$ 16,415	$ 5,002	$ 2,388	$10,713	$ 873	$ 2,436	$ —	$ —	$ 37,827
Net premiums earned	15,461	4,915	2,338	10,441	798	2,339	—	—	36,292
Losses and loss expenses	10,015	2,924	1,962	4,783	632	150	572	(8)	21,030
Policy benefits	—	—	—	360	—	1,388	—	(8)	1,740
Policy acquisition costs	2,082	1,001	124	2,799	200	552	—	—	6,758
Administrative expenses	1,052	276	(3)	1,078	35	332	365	—	3,135
Underwriting income (loss)	2,312	714	255	1,421	(69)	(83)	(937)	16	3,629
Net investment income	2,078	249	28	597	331	407	(55)	(179)	3,456
Other (income) expense	31	(2)	1	—	—	(108)	(2,118)	(171)	(2,367)
Amortization expense of purchased intangibles	—	10	26	48	—	5	198	—	287
Segment income	$ 4,359	$ 955	$ 256	$ 1,970	$ 262	$ 427	$ 928	$ 8	$ 9,165
Net realized gains (losses)							1,038	(8)	1,030
Market risk benefits gains (losses)							91	—	91
Interest expense							492	—	492
Income tax expense							1,269	—	1,269
Net income							$ 296	$ —	$ 8,525

Underwriting assets are reviewed in total by management for purposes of decision-making. Other than certain insurance related balances, Goodwill and Other intangible assets, Chubb does not allocate assets to its segments.

The following table presents net premiums earned for each segment by line of business:

		For the Year Ended December 31	
(in millions of U.S. dollars)	**2023**	2022	2021
North America Commercial P&C Insurance			
Property & other short-tail lines	$ **3,985**	$ 3,383	$ 2,942
Casualty & all other	**13,764**	13,056	11,905
A&H	**667**	668	614
Total North America Commercial P&C Insurance	**18,416**	17,107	15,461
North America Personal P&C Insurance			
Personal automobile	**859**	811	781
Personal homeowners	**3,833**	3,557	3,384
Personal other	**844**	812	750
Total North America Personal P&C Insurance	**5,536**	5,180	4,915
North America Agricultural Insurance	**3,169**	2,838	2,338
Overseas General Insurance			
Property & other short-tail lines	**3,831**	3,382	3,105
Casualty & all other	**3,526**	3,232	3,114
Personal lines	**2,405**	2,020	2,109
A&H	**2,469**	2,169	2,113
Total Overseas General Insurance	**12,231**	10,803	10,441
Global Reinsurance			
Property	**331**	211	151
Property catastrophe	**159**	208	190
Casualty & all other	**472**	503	457
Total Global Reinsurance	**962**	922	798
Life Insurance			
Life	**2,301**	1,455	1,257
A&H	**3,097**	2,055	1,082
Total Life Insurance	**5,398**	3,510	2,339
Total net premiums earned	$ **45,712**	$ 40,360	$ 36,292

The following table presents net premiums earned by geographic region. Allocations have been made on the basis of location of risk:

	North America	Europe [1]	Asia Pacific / Japan [2]	Latin America
2023	**65 %**	**11 %**	**18 %**	**6 %**
2022	69 %	11 %	14 %	6 %
2021	70 %	12 %	12 %	6 %

[1] Europe includes Middle East and Africa regions.
[2] 2023 includes the consolidated results of Huatai Group effective July 1, 2023.

20. Earnings per share

| | | | As Adjusted | |
| | | | Year Ended December 31 | |
(in millions of U.S. dollars, except share and per share data)	2023	2022	2021
Numerator:			
Net income	$ 9,015	$ 5,246	$ 8,525
Net loss attributable to noncontrolling interests	(13)	—	—
Net income attributable to Chubb	$ 9,028	$ 5,246	$ 8,525
Denominator:			
Denominator for basic earnings per share attributable to Chubb:			
Weighted-average shares outstanding	410,845,263	419,779,847	439,968,422
Denominator for diluted earnings per share attributable to Chubb:			
Share-based compensation plans	3,357,305	3,747,597	3,228,856
Weighted-average shares outstanding and assumed conversions	414,202,568	423,527,444	443,197,278
Basic earnings per share attributable to Chubb	$ 21.97	$ 12.50	$ 19.38
Diluted earnings per share attributable to Chubb	$ 21.80	$ 12.39	$ 19.24
Potential anti-dilutive share conversions	2,385,099	1,467,840	1,532,066

Excluded from weighted-average shares outstanding and assumed conversions is the impact of securities that would have been anti-dilutive during the respective years. These securities consisted of stock options in which the underlying exercise prices were greater than the average market prices of our Common Shares. Refer to Note 16 for additional information on stock options.

21. Related party transactions

ABR Re

At December 31, 2023, we owned 18.7 percent of the common equity of ABR Reinsurance Capital Holdings Ltd. and warrants to acquire 0.5 percent of additional equity. ABR Reinsurance Capital Holdings Ltd., is the parent company of ABR Reinsurance Ltd. (ABR Re), an independent reinsurance company. Through long-term arrangements, Chubb will be the sole source of reinsurance risks ceded to ABR Re, and BlackRock, Inc. serves as an investment management service provider. As an investor, Chubb is expected to benefit from underwriting profit generated by ABR Re's reinsuring a wide range of Chubb's primary insurance business and the income and capital appreciation BlackRock, Inc. seeks to deliver through its investment management services. In addition, Chubb has an arrangement with BlackRock, Inc. under which both Chubb and BlackRock, Inc. will be entitled to an equal share of the aggregate amount of certain fees, including underwriting and investment management performance related fees, in connection with their respective reinsurance and investment management arrangements with ABR Re. In connection with this arrangement with BlackRock, Inc., we recorded income of $8 million, $7 million, and $11 million in 2023, 2022, and 2021, respectively, which is recorded in Other (income) expense on the Consolidated statements of operations.

ABR Re is a variable interest entity; however, Chubb is not the primary beneficiary and does not consolidate ABR Re because Chubb does not have the power to control and direct ABR Re's most significant activities, including investing and underwriting. Our ownership interest is accounted for under the equity method of accounting. Chubb cedes premiums to ABR Re and recognizes the associated commissions.

Transactions generated under ABR Re agreements were as follows:

(in millions of U.S. dollars)		Year Ended December 31				
		2023		2022		2021
Consolidated statements of operations						
Ceded premiums written	$	441	$	507	$	442
Commissions received	$	119	$	138	$	133
Consolidated balance sheets						
Reinsurance recoverable on losses and loss expenses	$	1,241	$	1,050		
Ceded reinsurance premium payable	$	40	$	110		

Aquiline Capital Partners LLC

Chubb invests in private investment funds managed by Aquiline Capital Partners LLC (collectively, Aquiline Funds), of which its chief executive officer is related to a member of our senior management team. We have more than a three percent ownership interest in these funds and therefore account for them under the equity method of accounting. At December 31, 2023, Chubb has approximately $182 million of future contribution commitments to Aquiline Funds. Transactions generated from investments in Aquiline Funds are as follows:

(in millions of U.S. dollars)		Year Ended December 31				
		2023		2022		2021
Consolidated statements of operations						
Other income (expense)	$	36	$	8	$	68
Consolidated balance sheets						
Private equities	$	368	$	271		

Starr Indemnity & Liability Company and its affiliates (collectively, Starr)

We had previously entered into agency, claims services, and underwriting services with Starr, the Chairman of which is related to a member of our senior management team. The Board has reviewed and approved these arrangements with Starr. A number of our agreements with Starr were terminated effective as of April 2023. However, Starr continues to provide certain services to Chubb, including claims administration, in respect of insurance policies placed prior to the termination, pursuant to the terms of the applicable agreements. Under the agency agreement, we secured the ability to sell our insurance policies through Starr as one of our non-exclusive agents for writing policies, contracts, binders, or agreements of insurance or reinsurance. Under the claims services agreements, Starr adjusts the claims under policies and arranged for third party treaty and facultative agreements covering such policies. Under the underwriting services agreements, Starr was the underwriter of insurance policies on our behalf and we agreed to reinsure such policies to Starr under quota share reinsurance agreements. Transactions generated under Starr agreements were as follows:

(in millions of U.S. dollars)		Year Ended December 31				
		2023		2022		2021
Consolidated statement of operations						
Gross premiums written	$	216	$	618	$	592
Ceded premiums written	$	115	$	353	$	321
Commissions paid	$	38	$	122	$	114
Commissions received	$	26	$	79	$	73
Losses and loss expenses	$	180	$	225	$	157
Consolidated balance sheets						
Reinsurance recoverable on losses and loss expenses	$	503	$	541		
Ceded reinsurance premium payable	$	44	$	96		

22. Statutory financial information

Our subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory accounting differs from U.S. GAAP in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes, and certain other items. Some jurisdictions impose complex regulatory requirements on insurance companies while other jurisdictions impose fewer requirements. In some jurisdictions, we must obtain licenses issued by governmental authorities to conduct local insurance business. These licenses may be subject to reserves and minimum capital and solvency tests. Jurisdictions may impose fines, censure, and/or criminal sanctions for violation of regulatory requirements. The 2023 amounts below are based on estimates.

Chubb's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the local insurance regulatory authorities. The amount of dividends available to be paid in 2024 without prior approval totals $7.4 billion.

The statutory capital and surplus of our insurance subsidiaries met regulatory requirements for 2023, 2022, and 2021. The minimum amounts of statutory capital and surplus necessary to satisfy regulatory requirements was $41.0 billion and $36.9 billion for December 31, 2023 and 2022, respectively. These minimum regulatory capital requirements were significantly lower than the corresponding amounts required by the rating agencies which review Chubb's insurance and reinsurance subsidiaries.

The following tables present the combined statutory capital and surplus and statutory net income (loss) of our Property and casualty and Life subsidiaries:

		December 31	
(in millions of U.S. dollars)		**2023**	2022
Statutory capital and surplus			
Property and casualty	$	**45,271**	$ 40,824
Life	$	**7,278**	$ 4,834

		Year Ended December 31		
(in millions of U.S. dollars)		**2023**	2022	2021
Statutory net income (loss)				
Property and casualty	$	**8,699**	$ 4,028	$ 7,983
Life	$	**459**	$ 1,425	$ 424

Several insurance subsidiaries follow accounting practices prescribed or permitted by the jurisdiction of domicile that differ from the applicable local statutory practice. The application of prescribed or permitted accounting practices does not have a material impact on Chubb's statutory surplus and income. As prescribed by the Restructuring discussed previously in Note 8, certain of our U.S. subsidiaries discount certain A&E liabilities, which increased statutory capital and surplus by approximately $115 million and $120 million at December 31, 2023 and 2022, respectively.

Federal Insurance Company (Federal), a direct subsidiary of Chubb INA Holdings Inc., has a permitted practice granted by the Indiana Department of Insurance that relates to its investment in a foreign affiliate. Under Statement of Statutory Accounting Principles No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, in order for a reporting entity to admit its investments in foreign subsidiaries and affiliates, audited financial statements of the subsidiary or affiliate must be obtained to support the carrying value. Such financial statements must be prepared in accordance with U.S. GAAP, or alternatively, in accordance with the local statutory requirements in the subsidiary's or affiliate's country of domicile, with an audited footnote reconciliation of net income and shareholder's equity as reported to a U.S. GAAP basis. With the explicit permission of the Indiana Department of Insurance, Federal obtains audited financial statements for its admitted foreign affiliate, which had an aggregate carrying value of approximately $71 million and $79 million at December 31, 2023 and 2022, respectively, prepared in accordance with their respective local statutory requirements and supplemented with a separate unaudited reconciliation of shareholder's equity as reported to a U.S. GAAP basis.

Chubb Limited and Subsidiaries

SUMMARY OF INVESTMENTS – OTHER THAN INVESTMENTS IN RELATED PARTIES

December 31, 2023 (in millions of U.S. dollars)	Cost or Amortized Cost, Net [1]	Fair Value	Amount at Which Shown in the Balance Sheet
Short-term investments	$ 4,551	$ 4,551	$ 4,551
Fixed maturities available-for-sale			
U.S. Treasury / Agency	3,721	3,590	3,590
Non-U.S.	35,869	35,164	35,164
Corporate and asset-backed securities	44,591	42,830	42,830
Mortgage-backed securities	23,717	22,058	22,058
Municipal	3,074	2,929	2,929
Total fixed maturities available-for-sale	110,972	106,571	106,571
Private debt held-for-investment	2,553	2,560	2,553
Equity securities			
Industrial, miscellaneous, and all other	3,455	3,455	3,455
Private equities [2]	13,710	13,710	13,710
Other investments	5,527	5,527	5,527
Total investments - other than investments in related parties	$ 140,768	$ 136,374	$ 136,367

[1] Net of valuation allowance for expected credit losses.

[2] Excludes $368 million of related party investments.

SCHEDULE II

Chubb Limited and Subsidiaries

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS (Parent Company Only)

(in millions of U.S. dollars)	December 31 2023	As Adjusted December 31 2022
Assets		
Investments in subsidiaries and affiliates on equity basis	$ 59,952	$ 50,372
Total investments	59,952	50,372
Cash	77	40
Due from subsidiaries and affiliates, net	717	959
Other assets	12	16
Total assets	$ 60,758	$ 51,387
Liabilities		
Affiliated notional cash pooling programs	$ 594	$ 252
Accounts payable, accrued expenses, and other liabilities	657	616
Total liabilities	1,251	868
Shareholders' equity		
Common Shares	241	10,346
Common Shares in treasury	(4,400)	(5,113)
Additional paid-in capital	15,665	7,166
Retained earnings	54,810	48,305
Accumulated other comprehensive income (loss)	(6,809)	(10,185)
Total Chubb shareholders' equity	59,507	50,519
Total liabilities and shareholders' equity	$ 60,758	$ 51,387

The condensed financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto.

SCHEDULE II (continued)

Chubb Limited and Subsidiaries

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS (Parent Company Only)

For the years ended December 31, 2023, 2022, and 2021

(in millions of U.S. dollars)	2023		2022		As Adjusted 2021
Revenues					
Net investment income (loss) [1]	$ (21)	$	83	$	96
Equity in net income of subsidiaries and affiliates	9,065		5,256		8,500
Total revenues	9,044		5,339		8,596
Expenses					
Administrative and other (income) expense	72		65		56
Cigna integration expenses	—		10		—
Income tax (benefit) expense	(56)		18		15
Total expenses	16		93		71
Net income attributable to Chubb	$ 9,028	$	5,246	$	8,525
Comprehensive income (loss) attributable to Chubb	$ 12,404	$	(3,865)	$	6,384

[1] Includes net investment income, interest income, and net realized gains (losses).

The condensed financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto.

STATEMENTS OF CASH FLOWS (Parent Company Only)

For the years ended December 31, 2023, 2022, and 2021

(in millions of U.S. dollars)	2023		2022		As Adjusted 2021
Net cash flows from operating activities [1]	$ 3,273	$	7,831	$	4,167
Cash flows from investing activities					
Capital contribution	—		(4,046)		—
Net cash flows used for investing activities	—		(4,046)		—
Cash flows from financing activities					
Dividends paid on Common Shares	(1,394)		(1,375)		(1,401)
Common Shares repurchased	(2,411)		(2,894)		(4,861)
Repayment of intercompany loans	231		279		2,003
Net proceeds from affiliated notional cash pooling programs [2]	342		245		8
Net cash flows used for financing activities	(3,232)		(3,745)		(4,251)
Effect of foreign currency rate changes on cash	(4)		(1)		1
Net increase (decrease) in cash	37		39		(83)
Cash – beginning of year	40		1		84
Cash – end of year	$ 77	$	40	$	1

[1] Includes cash dividends received from subsidiaries of $3.3 billion, $7.7 billion, and $3.7 billion in 2023, 2022, and 2021, respectively.

[2] Chubb maintains two notional multicurrency cash pools (Pools) with a third-party bank. Refer to Note 1 i) for additional information.

The condensed financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto.

SCHEDULE IV

Chubb Limited and Subsidiaries

SUPPLEMENTAL INFORMATION CONCERNING REINSURANCE

Premiums Earned

For the years ended December 31, 2023, 2022, and 2021 (in millions of U.S. dollars, except for percentages)	Direct Amount		Ceded To Other Companies		Assumed From Other Companies		Net Amount		Percentage of Amount Assumed to Net
2023									
Life insurance face amount in force	$	**248,973**	$	**55,665**	$	**5,408**	$	**198,716**	3 %
Premiums:									
Property and casualty	$	**42,598**	$	**9,549**	$	**4,129**	$	**37,178**	11 %
Accident and health		**6,580**		**446**		**99**		**6,233**	2 %
Life		**2,404**		**164**		**61**		**2,301**	3 %
Total	$	**51,582**	$	**10,159**	$	**4,289**	$	**45,712**	9 %
2022 - As Adjusted									
Life insurance face amount in force	$	215,759	$	50,105	$	7,242	$	172,896	4 %
Premiums:									
Property and casualty	$	39,449	$	9,678	$	4,242	$	34,013	12 %
Accident and health		5,206		411		97		4,892	2 %
Life		1,505		106		56		1,455	4 %
Total	$	46,160	$	10,195	$	4,395	$	40,360	11 %
2021 - As Adjusted									
Life insurance face amount in force	$	139,856	$	34,545	$	7,680	$	112,991	7 %
Premiums:									
Property and casualty	$	35,767	$	7,982	$	3,441	$	31,226	11 %
Accident and health		4,062		362		109		3,809	3 %
Life		1,287		89		59		1,257	5 %
Total	$	41,116	$	8,433	$	3,609	$	36,292	10 %

SCHEDULE VI

Chubb Limited and Subsidiaries

SUPPLEMENTARY INFORMATION CONCERNING PROPERTY AND CASUALTY OPERATIONS

As of and for the years ended December 31, 2023, 2022, and 2021
(in millions of U.S. dollars)

| | Deferred Policy Acquisition Costs | Net Reserves for Unpaid Losses and Loss Expenses | Unearned Premiums | Net Premiums Earned | Net Investment Income | Net Losses and Loss Expenses Incurred Related to | | Amortization of Deferred Policy Acquisition Costs | Net Paid Losses and Loss Expenses | Net Premiums Written |
						Current Year	Prior Year			
2023	$ 3,346	$ 62,238	$ 22,051	$ 40,314	$ 4,181	$ 24,956	$ (856)	$ 7,391	$ 21,011	$ 41,896
2022 - As Adjusted	$ 2,877	$ 58,661	$ 19,713	$ 36,850	$ 3,233	$ 23,680	$ (1,108)	$ 6,480	$ 19,537	$ 38,112
2021 - As Adjusted	$ 2,718	$ 56,198	$ 18,496	$ 33,953	$ 3,049	$ 21,986	$ (956)	$ 5,945	$ 16,948	$ 35,391

REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (US GAAP) CONSOLIDATED FINANCIAL STATEMENTS

Report of the statutory auditor on the consolidated financial statements

Opinion

We have audited the accompanying consolidated financial statements of Chubb Limited and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, consolidated statements of shareholders' equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, and the related notes, including a summary of significant accounting policies (collectively referred to as the "consolidated financial statements").

In our opinion, the accompanying consolidated financial statements (pages F-7 to F-116) present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS), Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the independence and other ethical requirements relating to our audit, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that were communicated with those charged with governance and, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of Unpaid Losses and Loss Expenses, Net of Reinsurance

Key audit matter	How our audit addressed the key audit matter
As described in Note 8 to the consolidated financial statements, as of December 31, 2023, the Company's liability for unpaid losses and loss expenses, net of reinsurance, was $62.2 billion. The majority of the Company's net unpaid losses and loss expenses arise from the Company's long-tail casualty business (such as general liability and professional liability), U.S. sourced workers' compensation, asbestos-related, environmental pollution and other exposures with high estimation uncertainty. The process of establishing loss and loss expense reserves requires the use of estimates and judgments based on circumstances underlying the insured loss at the date of accrual. The judgments involved in projecting the ultimate losses include the use and interpretation of various standard actuarial reserving methods that place reliance on the extrapolation of actual historical data, loss development patterns, industry data, and other benchmarks as appropriate. The reserves for the various product lines each require different qualitative and quantitative assumptions and judgments, including changes in business mix or volume, changes in ceded reinsurance structures, changes in claims handling practices, reported and projected loss trends, inflation, the legal environment, and the terms and conditions of the contracts sold to the Company's insured parties. The principal considerations for our determination that performing procedures relating to the valuation of unpaid losses and loss expenses, net of reinsurance, from the long-tail and other exposures as described above, is a key audit matter are (i) the significant judgment by management in determining the reserve liability, which in turn led to a high degree of auditor subjectivity and judgment in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating the audit evidence relating to the actuarial reserving methods and assumptions related to extrapolation of actual historical data, loss development patterns, industry data, other benchmarks, and the impact of qualitative and quantitative subjective assumptions and judgments; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of unpaid losses and loss expenses, net of reinsurance, including controls over the selection of actuarial reserving methods and development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in performing one or a combination of procedures, including (i) independently estimating reserves on a sample basis using actual historical data and loss development patterns, as well as industry data and other benchmarks, to develop an independent estimate and comparing the independent estimate to management's actuarially determined reserves and (ii) evaluating the appropriateness of management's actuarial reserving methods and the reasonableness of the aforementioned assumptions, as well as assessing qualitative adjustments to carried reserves and the consistency of management's approach period-over-period. Performing these procedures involved testing the completeness and accuracy of data provided by management.

Other matter

Accounting principles generally accepted in the United States of America (US GAAP) requires that the supplementary information based on the requirements of ASU 2015-09, Disclosures about Short-Duration Contracts, on pages F-52 to F-63 be presented to supplement the consolidated financial statements. Such information is the responsibility of management and, although not part of the consolidated financial statements, is required by the Financial Accounting Standards Board, which considers it an essential part of financial reporting for placing the consolidated financial statements in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplementary information in accordance with auditing standards generally accepted in the United States of America (US GAAS), which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management's responses to our inquiries, the consolidated financial statements and other knowledge we obtained during our audit of the consolidated financial statements. We do not express an opinion or provide any assurance on the supplementary information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with US GAAP and the provisions of Swiss law, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS, Swiss law and SA-CH will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, Swiss law and SA-CH, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the Company audit. We remain solely responsible for our audit opinion.

We are required to communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the Swiss statutory financial statements of Chubb Limited, the Swiss statutory compensation report of Chubb Limited and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

/s/ Peter Eberli   /s/ Beat Walter
Peter Eberli   Beat Walter
Licensed Audit expert   Licensed Audit expert
Auditor in charge

Zurich, February 23, 2024

CHUBB LIMITED

SWISS STATUTORY FINANCIAL STATEMENTS

December 31, 2023

SWISS STATUTORY BALANCE SHEET (Unconsolidated)
Chubb Limited

(in millions of Swiss francs)	December 31 2023	December 31 2022
Assets		
Cash and cash equivalents	65	37
Prepaid expenses and other assets	7	11
Receivable from subsidiaries	414	49
Total current assets	486	97
Investments in subsidiaries	38,440	38,184
Loans to subsidiaries	302	1,495
Other assets	6	7
Total non-current assets	38,748	39,686
Total assets	39,234	39,783
Liabilities		
Accounts payable	543	388
Payable to subsidiaries	752	1,289
Capital distribution payable	302	326
Deferred unrealized exchange gain	167	32
Total short-term liabilities	1,764	2,035
Total liabilities	1,764	2,035
Shareholders' equity		
Share capital	216	10,780
Statutory capital reserves:		
Capital contribution reserves	15,756	6,858
Reserve for dividends from capital contributions	1,268	1,213
Reserves for treasury shares	1,901	2,224
Treasury shares	(2,086)	(2,879)
Statutory retained earnings:		
Retained earnings	17,357	11,904
Profit for the year	3,058	7,648
Total shareholders' equity	37,470	37,748
Total liabilities and shareholders' equity	39,234	39,783

The accompanying notes form an integral part of these statutory financial statements

SWISS STATUTORY STATEMENT OF INCOME (Unconsolidated)
Chubb Limited

For the years ended December 31, 2023 and December 31, 2022

(in millions of Swiss francs)	2023	2022
Dividend income	3,147	7,661
Interest income from subsidiaries	5	53
Debt guarantee fee income	37	43
Other income	7	7
Administrative and other expenses	(111)	(125)
Foreign exchange gains/(losses)	—	16
Operating results	3,085	7,655
Interest income (expense) third-party only	(29)	(1)
Earnings before taxes	3,056	7,654
Tax (expense) benefit	2	(6)
Profit for the year	3,058	7,648

The accompanying notes form an integral part of these statutory financial statements

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS
Chubb Limited

1. Basis of presentation

Chubb Limited (Chubb), domiciled in Zurich, Switzerland, is the holding company of Chubb Group (Group) with a listing on the New York Stock Exchange (NYSE). Chubb's principal activity is the holding of subsidiaries. Revenues consist mainly of dividend income, fees for the guarantee of certain outstanding debt, and interest income. The accompanying financial statements comply with Swiss law. The financial statements present the financial position of the holding company on a standalone basis and do not represent the consolidated financial position of the holding company and its subsidiaries.

The financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2023).

All amounts in the notes are shown in millions of Swiss francs unless otherwise stated.

2. Significant accounting policies

a) Cash and cash equivalents
Cash and cash equivalents includes cash on hand and deposits with an original maturity of three months or less at time of purchase.

Chubb and certain of its subsidiaries (participating entities) have agreements with a third-party bank provider which implemented two international multi-currency notional cash pooling programs. In each program, participating entities establish deposit accounts in different currencies with the bank provider and each day the credit or debit balances in every account are notionally translated into a single currency (U.S. dollars) and then notionally pooled. Participants of the notional pool either pay or receive interest from the third-party bank provider. The bank extends overdraft credit to any participating entity as needed, provided that the overall notionally-pooled balance of all accounts in each pool at the end of each day is at least zero. Actual cash balances are not physically converted and are not commingled between legal entities. Any overdraft balances incurred under this program by a participating entity would be guaranteed by Chubb up to CHF 252 million ($300 million) in the aggregate. Our syndicated letter of credit facility allows for same day drawings to fund a net pool overdraft should participating entities withdraw contributed funds from the pool.

b) Investments in subsidiaries
Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment. An impairment analysis of the investments in subsidiaries is performed on an annual basis.

c) Translation of foreign currencies
The financial statements are translated from U.S. dollars into Swiss francs using the following exchange rates:

- Investments in subsidiaries at historical exchange rates;
- Other assets and liabilities at period end exchange rates;
- Treasury shares and shareholders' equity at historical exchange rates; and
- Revenues and expenses at average exchange rates (where approximatively accurate), otherwise at transaction date exchange rates

Exchange losses are recorded in the statement of income, and unrealized exchange gains are recorded in the balance sheet and are deferred until realized.

d) Dividend income
Chubb receives dividend income from its direct subsidiaries, which is recognized in the statement of income in the year the dividends are declared by the subsidiary.

e) Interest income (expense) from subsidiaries
Chubb receives interest income from loans issued to its subsidiaries, which is reflected within operating results in the statement of income. Additionally, Chubb either collects or pays interest related to a reciprocal line of credit with one of its subsidiaries.

f) Debt guarantee fee income
Chubb receives a fee for Chubb's guarantee of the debt issued by one of its subsidiaries.

g) Other Income

Chubb has entered into an arrangement with BlackRock, Inc. under which both Chubb and BlackRock, Inc. are entitled to an equal share of the aggregate amount of certain fees, including underwriting and investment management performance-related fees, in connection with their respective reinsurance and investment management arrangements with ABR Re, an independent reinsurance company. The fees received by Chubb were CHF 7.1 million ($8.0 million) and CHF 6.8 million ($7.1 million) for the years ended December 31, 2023 and 2022, respectively.

3. Commitments, contingencies, and guarantees

a) Letters of credit (LOC)

Chubb has access to capital markets and credit facilities with a letter of credit capacity of CHF 3.4 billion ($4.0 billion), CHF 2.5 billion ($3.0 billion) of which can be used for revolving credit. Chubb's LOC usage was CHF 0.8 billion ($0.9 billion) and CHF 1.3 billion ($1.4 billion) for the years ended December 31, 2023 and 2022, respectively.

The letter of credit facility requires that Chubb maintains certain financial covenants, all of which were met at December 31, 2023 and 2022.

b) Lease commitments

Chubb leases property under an operating lease, which expires September 2025, with the option to extend the lease for an additional period of one or five years. The following table presents future annual minimum lease payments as of December 31, 2023:

Year ending December 31 (in millions of Swiss francs)	
2024	1.5
2025	1.1
Thereafter	—
Total minimum future lease commitments	2.6

At December 31, 2022, the total minimum future lease commitment was CHF 1.1 million.

c) Guarantee of debt

Chubb fully and unconditionally guarantees certain subsidiary debt, which totaled CHF 12.5 billion ($14.8 billion) and CHF 14.1 billion ($15.2 billion) at December 31, 2023 and 2022, respectively, in exchange for fee income.

4. Significant investments

a) Share capital

The following table presents information regarding share capital held of subsidiaries at December 31, 2023 and 2022. Amounts are expressed in whole U.S. dollars, Swiss francs, or Korean won. In addition, the table shows the shareholdings as a percentage of total share capital of the subsidiary, which is equal to the voting rights.

Holdings as of December 31, 2023 and 2022:	Year	Country	Percentage of Possession & Voting	Currency	Share Capital	Purpose
Chubb Group Holdings, Inc.	**2023**	**U.S.A.**	**100 %**	**USD**	**11**	**Holding company**
	2022	U.S.A.	100 %	USD	11	Holding company
Chubb INA Holdings, Inc.	**2023**	**U.S.A.**	**20 %**	**USD**	**1**	**Holding company**
	2022	U.S.A.	20 %	USD	1	Holding company
Chubb Insurance (Switzerland) Limited	**2023**	**Switzerland**	**100 %**	**CHF**	**100,000,000**	**Insurance company**
	2022	Switzerland	100 %	CHF	100,000,000	Insurance company
Chubb Reinsurance (Switzerland) Limited	**2023**	**Switzerland**	**100 %**	**CHF**	**44,000,000**	**Reinsurance company**
	2022	Switzerland	100 %	CHF	44,000,000	Reinsurance company
Chubb Group Management and Holdings Ltd.	**2023**	**Bermuda**	**100 %**	**USD**	**100**	**Holding company**
	2022	Bermuda	100 %	USD	100	Holding company
LINA Life Insurance Co. of Korea [1]	**2023**	**Korea**	**100 %**	**KRW**	**34,860,000,000**	**Insurance company**
	2022	Korea	100 %	KRW	34,860,000,000	Insurance company

[1] Share capital was CHF 25.9 million at the time of acquisition, July 1, 2022.

b) Investments in subsidiaries

The following table presents information regarding investments in subsidiaries at December 31, 2023 and 2022. Investments in subsidiaries increased in 2023 due to a capital contribution to Chubb Group Management Holdings Ltd. of CHF 0.3 billion ($0.3 billion). In 2022, on July 1, Chubb and its subsidiaries completed the acquisition of the life and non-life insurance companies that house the personal accident, supplemental health, and life insurance business of Cigna in six Asian markets, inclusive of the LINA Life Insurance Co. of Korea, a direct subsidiary of Chubb Limited, for CHF 3.8 billion ($3.9 billion).

(in millions of Swiss francs)	2023	2022
Chubb Group Holdings, Inc.	**17,004**	17,004
Chubb INA Holdings, Inc.	**2,062**	2,062
Chubb Group Management Holdings Ltd.	**15,184**	14,928
Chubb Insurance (Switzerland) Limited	**185**	185
Chubb Reinsurance (Switzerland) Limited	**242**	242
LINA Life Insurance Co. of Korea	**3,763**	3,763
Balance - end of year	**38,440**	38,184

5. Common Share ownership of the Board of Directors and Group Executives

a) Board of Directors

The following table presents information, at December 31, 2023 and 2022, with respect to the ownership of Common Shares by each member of the Board of Directors (Board). Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column. Common Share ownership of Evan G. Greenberg, the Chairman of the Board, is included in Note 5 b) below.

Name of Beneficial Owner	Year	Number of Common Shares Beneficially Owned	Number of Restricted Stock Units [1]	Number of Restricted Common Stock [2]
Michael G. Atieh [3]	2023	508	38,042	955
	2022	1,159	37,422	932
Kathy Bonanno	2023	699	—	955
	2022	—	—	932
Nancy K. Buese	2023	12	—	955
	2022	—	—	—
Sheila P. Burke	2023	6,755	40,172	955
	2022	6,056	39,987	932
Mary A. Cirillo	2023	—	—	—
	2022	27,537	15,582	1,692
Michael P. Connors	2023	15,790	—	955
	2022	15,091	—	932
Michael L. Corbat	2023	—	—	955
	2022	—	—	—
Robert J. Hugin [4]	2023	16,681	—	1,634
	2022	15,087	—	1,594
Robert W. Scully [5]	2023	42,886	—	1,810
	2022	44,337	—	1,766
Theodore E. Shasta	2023	13,556	—	955
	2022	14,556	—	932
David H. Sidwell	2023	12,661	—	955
	2022	11,962	—	932
Olivier Steimer	2023	21,158	3,837	955
	2022	20,276	3,775	932
Luis Tellez	2023	—	—	—
	2022	812	—	932
Frances F. Townsend	2023	2,801	—	955
	2022	2,102	—	932
Total	2023	133,507	82,051	12,994
	2022	158,975	96,766	13,440

[1] Represents Common Shares that will be issued to the director upon his or her separation from the Board. These Common Shares relate to stock units granted as director's compensation prior to 2008 and associated dividend reinvestment accruals.

For Ms. Burke includes deferred stock units and market value units granted to her while a director of The Chubb Corporation prior to the acquisition of the Chubb Corporation by the Company. Such units will settle following separation from service. The number of vested market value units for Ms. Burke was 11,335 at December 31, 2023. The market value units include dividend reinvestment accruals for 2023 valued at $37,916.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Common Shares beneficially owned includes 247 shares held by a family foundation. Mr. Atieh has no pecuniary interest in these shares.

[4] Common Shares beneficially owned includes 335 shares held by Mr. Hugin's sons, of which Mr. Hugin disclaims beneficial ownership.

[5] Common Shares beneficially owned includes 23,765 shares held by a family foundation, of which Mr. Scully disclaims beneficial ownership.

b) Group Executives

The following table presents information, at December 31, 2023 and 2022, with respect to the beneficial ownership of Common Shares by each of the following Group Executives. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column.

Name of Beneficial Owner	Year	Number of Common Shares Beneficially Owned	Number of Common Shares Subject to Options [1]	Weighted Average Option Exercise Price in CHF	Option Exercise Years	Number of Restricted Common Stock [2]
Evan G. Greenberg [3] [4]	**2023**	**762,153**	**783,524**	**121.97**	**3.83**	**194,819**
	2022	720,351	730,287	126.40	4.55	170,383
Peter C. Enns	**2023**	**6,698**	**18,104**	**158.88**	**7.66**	**33,522**
	2022	4,662	14,084	162.75	8.51	25,020
John W. Keogh [5]	**2023**	**147,984**	**249,542**	**128.61**	**4.51**	**85,788**
	2022	165,166	228,345	132.75	5.18	73,621
Joseph F. Wayland	**2023**	**42,289**	**98,541**	**127.79**	**4.44**	**25,799**
	2022	40,847	97,370	129.56	4.87	21,002
Total	**2023**	**959,124**	**1,149,711**			**339,928**
	2022	931,026	1,070,086			290,026

[1] Represents Common Shares that the individual has the right to acquire within 60 days of December 31, 2023 and 2022, through option exercises, both vested and unvested.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Mr. Greenberg shares with other persons the power to vote and/or dispose of 41,700 and 41,564 of the Common Shares listed at December 31, 2023 and 2022, respectively. The amount included in the table for Mr. Greenberg also contains 446,627 and 444,738 additional pledged Common shares that are owned by trusts or entities in which adult family members of Mr. Greenberg are beneficiaries at December 31, 2023 and 2022, respectively.

[4] Mr. Greenberg pledged 240,000 Common Shares Beneficially Owned in connection with a margin account at December 31, 2023 and 2022.

[5] Mr. Keogh shares with other persons the power to vote and/or dispose of 19,261 and 13,675 of the Common Shares listed at December 31, 2023 and 2022, respectively.

6. Shareholders' equity

The following table presents issued, authorized, and conditional share capital, at December 31, 2023 and 2022. Treasury shares held by Chubb which are issued, but not outstanding totaled 11,135,600 and 14,925,028 shares for the years ended December 31, 2023 and 2022, respectively. In addition to the treasury shares held by Chubb, subsidiaries of Chubb held 14,356,349 treasury shares at a cost of CHF 1.9 billion ($2.0 billion) and 16,856,730 treasury shares at a cost of CHF 2.2 billion ($2.3 billion), for the years ended December 31, 2023 and 2022, respectively.

	Year ended December 31	
	2023	2022
Shares Issued	**431,451,586**	446,376,614
Authorized share capital for general purposes	**200,000,000**	200,000,000
Conditional share capital for bonds and similar debt instruments	**33,000,000**	33,000,000
Conditional share capital for employee benefit plans	**25,410,929**	25,410,929

a) Shares authorized and issued

All Common Shares are authorized under Swiss Corporate law. At our May 2023 annual general meeting, our shareholders approved the reduction of share capital by reducing par value from CHF 24.15 per share to CHF 0.50 per share and thereby increasing capital contribution reserves. Chubb's share capital consisted of 431,451,586 and 446,376,614 Common Shares, with a par value of CHF 0.50 per share and CHF 24.15 per share for the period ended December 31, 2023 and 2022, respectively. The Board has shareholder-approved authority as set forth in the Articles of Association to increase for general purposes Chubb's share capital from time to time until May 19, 2024, by the issuance of up to 200,000,000 fully paid up Common Shares with a par value equal to the par value of Chubb's Common Shares as set forth in the Articles of Association at the time of any such issuance.

b) Conditional share capital

(i) Conditional share capital for bonds and similar debt instruments

At December 31, 2023 and 2022, the share capital of Chubb was authorized to be increased through the issuance of a maximum of 33,000,000 fully paid up shares each with a par value of CHF 0.50 per share and CHF 24.15 per share, respectively through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes, or similar instruments, issued or to be issued by Chubb, including convertible debt instruments.

(ii) Conditional share capital for employee benefit plans

At December 31, 2023 and 2022, the share capital of Chubb was authorized to be increased through the issuance of a maximum of 25,410,929 fully paid up shares each with a par value of CHF 0.50 per share and CHF 24.15 per share, respectively in connection with the exercise of option rights granted to any employee of Chubb or a subsidiary, and any consultant, director, or other person providing services to Chubb or a subsidiary.

c) Capital contribution reserves

At our May 2023 annual general meeting, our shareholders approved the reduction of share capital by reducing par value from CHF 24.15 per share to CHF 0.50 per share and thereby increasing capital contribution reserves.

At our May 2023 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.44 per share, expected to be paid in four quarterly installments of $0.86 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment. The Board will determine the record and payment dates at which the annual dividend may be paid until the date of the 2024 annual general meeting, and is authorized to abstain from distributing a dividend at its discretion. The first three quarterly installments each of $0.86 per share have been distributed by the Board as expected.

At our May 2022 annual general meeting, our shareholders approved an annual dividend for the following year of up to $3.32 per share, which were paid in four quarterly installments of $0.83 per share after the annual general meeting by way of distribution from capital contribution reserves, transferred to free reserves for payment.

The following table presents dividend distributions per Common Share in Swiss francs (CHF) and U.S. dollars (USD) for the years ended December 31, 2023 and 2022:

	2023		2022	
	CHF	**USD**	CHF	USD
Dividends - distributed from Capital contribution reserves	**3.05**	**$ 3.41**	3.11	$ 3.29
Total dividend distributions per common share	**3.05**	**$ 3.41**	3.11	$ 3.29

d) Treasury Shares - Owned by Chubb

Treasury shares held by Chubb are carried at cost. At our May 2023 annual general meeting, our shareholders approved the cancellation of 14,925,028 shares purchased under our share repurchase programs during 2022. The capital reduction was subject to publication requirements and became effective in accordance with Swiss law on May 22, 2023. At our May 2022 annual general meeting, our shareholders approved the cancellation of 13,179,100 shares purchased under our share repurchase program during the last six months of 2021. The capital reduction by cancellation of shares was subject to publication requirements and a two-month waiting period in accordance with Swiss law and became effective on August 4, 2022. At the Chubb Limited Extraordinary General Meeting of Shareholders, held on November 3, 2021, shareholders approved the cancellation of 14,465,400 shares repurchased under our share repurchase program during the first six months of 2021. The capital reduction by cancellation of shares was subject to publication requirements and a two-month waiting period in accordance with Swiss law and became effective on January 17, 2022.

The following table presents a roll-forward of treasury shares held by Chubb for the years ended December 31, 2023 and 2022:

	2023		2022	
(in millions of Swiss francs, except for share data)	Number of Shares	Cost	Number of Shares	Cost
Balance – beginning of year	14,925,028	2,879	27,644,500	4,445
Repurchase of shares	11,135,600	2,086	14,925,028	2,879
Cancellation of shares	(14,925,028)	(2,879)	(27,644,500)	(4,445)
Redeemed under share-based compensation plans	—	—	—	—
Balance – end of year	11,135,600	2,086	14,925,028	2,879

e) Treasury Shares - Reserve for Treasury Shares

Treasury shares held by Chubb subsidiaries are carried at cost. The following table presents a roll-forward of treasury shares held by Chubb subsidiaries for the years ended December 31, 2023 and 2022:

	2023		2022	
(in millions of Swiss francs, except for share data)	Number of Shares	Cost	Number of Shares	Cost
Balance – beginning of year	16,856,730	2,224	19,804,002	2,599
Additions related to share-based compensation plans	662,869	121	709,528	138
Redeemed under share-based compensation plans	(3,163,250)	(444)	(3,656,800)	(513)
Balance – end of year	14,356,349	1,901	16,856,730	2,224

Increases in treasury shares held by Chubb and its subsidiaries are due to the surrender of Common Shares to satisfy tax withholding obligations in connection with the vesting of restricted stock and the forfeiture of unvested restricted stock. Decreases in treasury shares are principally due to grants of restricted stock, exercises of stock options, and purchases under the Employee Stock Purchase Plan (ESPP).

f) Movements in Statutory Retained earnings

	Year ended December 31	
(in millions of Swiss francs)	2023	2022
Balance – beginning of year	19,552	15,307
Attribution to / release reserve for treasury shares	323	374
Cancellation of treasury shares	(2,518)	(3,777)
Profit for the year	3,058	7,648
Balance – end of year	20,415	19,552

g) Chubb securities repurchase authorization

From time to time, Chubb repurchases shares as part of our capital management program and to partially offset potential dilution from the exercise of stock options and the granting of restricted stock under share-based compensation plans. Our Board has authorized share repurchase programs as follows:

- One-time incremental share repurchase program of $5.0 billion of Chubb Common Shares from July 19, 2021 through June 30, 2022;
- $2.5 billion of Chubb Common Shares from May 19, 2022 through June 30, 2023; and
- $5.0 billion of Chubb Common Shares effective July 1, 2023 with no expiration date.

Share repurchases may be in the open market, in privately negotiated transactions, block trades, accelerated repurchases and/or through option or other forward transactions.

The following table presents repurchases of Chubb's Common Shares conducted in a series of open market transactions under the Board authorizations:

	Year ended December 31	
(in millions of Swiss francs, except for share data)	**2023**	2022
Number of shares repurchased	**11,135,600**	14,925,028
Cost of shares repurchased	**2,086**	2,879

h) General restrictions

Holders of Common Shares are entitled to receive dividends as proposed by the Board and approved by the shareholders. Holders of Common Shares are allowed one vote per share provided that, if the controlled shares of any shareholder constitute ten percent or more of the outstanding Common Shares of Chubb, only a fraction of the vote will be allowed so as not to exceed ten percent. Entry of acquirers of Common Shares as shareholders with voting rights in the share register may be refused if it would confer voting rights with respect to ten percent or more of the registered share capital recorded in the commercial register.

7. Significant shareholders

The following table presents information regarding each person, including corporate groups, known to Chubb to own beneficially or of record more than five percent of Chubb's outstanding Common Shares at December 31, 2023 and 2022.

	2023		2022	
Name of Beneficial Owner	**Number of Shares Beneficially Owned**	**Percent of Class**	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group	**38,930,986**	**9.54 %**	38,144,673	9.19 %
BlackRock, Inc.	**29,507,346**	**7.20 %**	28,694,321	6.90 %
T. Rowe Price Associates, Inc.	**21,675,760**	**5.30 %**	24,611,406	5.90 %

8. Other disclosures required by Swiss law

a)   Expenses

Total personnel expenses amounted to CHF 8.0 million ($9.5 million) and CHF 11.1 million ($11.7 million) for the years ended December 31, 2023 and 2022, respectively. The number of full-time positions on an annual average was no more than 50 for years ended December 31, 2023 and 2022.

Total amortization expense related to tangible property amounted to CHF 0.3 million ($0.4 million) and CHF 0.5 million ($0.5 million) for the years ended December 31, 2023 and 2022, respectively.

b) Fees paid to auditors

Fees paid to auditors by Chubb Limited totaled CHF 4.0 million ($4.8 million) and CHF 5.2 million ($5.4 million) for the years ended December 31, 2023 and 2022, respectively. An allocation of audit fees for professional services rendered in connection with the integrated audit of our consolidated financial statements and internal controls over financial reporting and audit fees for the standalone Swiss statutory financial statements totaled CHF 3.5 million ($4.2 million) and CHF 4.8 million ($5.0 million) for the years ended December 31, 2023 and 2022, respectively. Tax fees totaled CHF 0.5 million ($0.6 million) and CHF 0.4 million ($0.4 million) for the years ended December 31, 2023 and 2022, respectively.

c) Loans to subsidiaries

The following table presents information regarding loans to subsidiaries at December 31, 2023 and 2022:

(in millions of Swiss francs)	2023	2022
Loans to Chubb Group Holdings, Inc.	108	1,230
Loans to Chubb INA International Holdings Ltd., Agencia en Chile	194	265
Total loans to subsidiaries	302	1,495

d) Receivable from subsidiaries

The following table presents information regarding receivables from subsidiaries at December 31, 2023 and 2022:

(in millions of Swiss francs)	2023	2022
Receivable from Chubb Group Holdings, Inc.	37	48
Receivable from Chubb INA Holdings, Inc.	370	—
Receivable from Chubb Group Management and Holdings, Ltd.	4	1
Receivable from Chubb Insurance (Switzerland) Ltd.	2	—
Receivable from LINA Life Insurance Co. of Korea	1	—
Total receivable from subsidiaries	414	49

e) Payable to subsidiaries

The following table presents information regarding payables to subsidiaries at December 31, 2023 and 2022:

(in millions of Swiss francs)	2023	2022
Payable to Chubb Group Holdings, Inc.	565	538
Payable to Chubb INA Holdings, Inc.	—	542
Payable to Chubb Group Management and Holdings, Ltd.	102	203
Payable to Chubb Insurance (Switzerland) Ltd.	—	6
Payable to Chubb Reinsurance (Switzerland) Ltd.	85	—
Total payable to subsidiaries	752	1,289

Proposed appropriation of available earnings

Our Board of Directors (Board) proposes to the Annual General Meeting that the Company's disposable profit (including the net income and the other items as shown below) be carried forward. The following table shows the appropriation of available earnings as proposed by the Board for the year ended December 31, 2023.

(in millions of Swiss francs)	2023	2022
Balance brought forward	19,552	15,307
Profit for the year	3,058	7,648
Cancellation of treasury shares	(2,518)	(3,777)
Attribution to reserve for treasury shares	323	374
Balance carried forward	20,415	19,552

In order to pay dividends, our Board proposes that an aggregate amount equal to CHF 2.3 billion be released from the capital contribution reserves account in 2024 and allocated to a segregated reserve for dividends account (the "Dividend Reserve"). The Board proposes to distribute a dividend to the shareholders up to an aggregate amount totaling $3.64 per Common Share from, and limited at a maximum to the amount of, the Dividend Reserve in one or more installments, in such amounts and on such record and payment dates as determined by the Board in its discretion. If the Board deems it advisable for the Company, the Board shall be authorized to abstain (in whole or in part) from distributing a dividend in its discretion. The authorization of the Board to distribute the installments from the Dividend Reserve will expire on the date of the 2025 annual general meeting, on which date any balance remaining in the Dividend Reserve will be automatically reallocated to the capital contribution reserves account.

If the Annual General Meeting approves this proposal, our Board currently intends to distribute the dividend in four equal installments of $0.91 each, on record dates at about the end of June, September, December and March, respectively, with payment dates about 21 days thereafter.

At December 31, 2023, 405,269,637 of the Company's Common Shares were eligible for dividends.

At the 2023 annual general meeting, the Company's shareholders approved an aggregate annual dividend by way of a distribution from Capital contribution reserves, transferred to free reserves at the time of payment in 2023 totaling $3.44 per Common Share. The annual dividend was payable in four installments, each denominated in CHF but adjusted appropriately so that the U.S. dollar value of the installment remained at $0.86. The installments were subject to a dividend cap expressed in CHF which was not reached for 2023.

REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (SWISS STATUTORY) FINANCIAL STATEMENTS

Report on the audit of the financial statements

Opinion
We have audited the Swiss statutory financial statements of Chubb Limited (the Company), which comprise the Swiss statutory balance sheet as at December 31, 2023, and the Swiss statutory statement of income for the year then ended, and notes to Swiss statutory financial statements, including significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company's articles of association.

Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview



Overall materiality: CHF 280 million

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified:

- Investments in subsidiaries

Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 280 million
Benchmark applied	Net Assets
Rationale for the materiality benchmark applied	We chose Net Assets as the benchmark because, in our view, it is the benchmark which best reflects the purpose of the Company, that is to hold investments in affiliates, but not to conduct its own operations.

We agreed with the Audit Committee that we would report to them misstatements above CHF 14 million identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope
We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Investments in subsidiaries

Key audit matter	How our audit addressed the key audit matter
As set out in the balance sheet and at footnote 4, the Company owns six direct subsidiaries as at December 31, 2023 with a total book value of CHF 38.4 billion, representing 98% of the Company's total assets.	We obtained an understanding of management's process and controls and assessed and tested the design and operating effectiveness of a selected key control over the recoverability of the carrying value of investments in subsidiaries.
We focused on investments in subsidiaries due to the size of this area relative to the total assets, and the fact that there is judgment involved in assessing whether the carrying values of the investments in subsidiaries were impaired.	In relation to the particular matters set out opposite, our testing procedures included the following:
The Swiss accounting law generally requires an individual impairment assessment at the investment or unit of account level.	• We tested the Company's impairment analyses performed for the six direct subsidiaries. The assessment of potential impairment indicators included as a first step the comparison of the recorded Swiss statutory carrying value with the net asset value of each subsidiary. In case the net asset value was smaller than the carrying value, a more detailed assessment was performed, to assess whether there was any potential need for impairment.
	• Where a more detailed assessment was triggered, we challenged management on the recoverable amount and tested alternative evidence such as recent external valuation reports and other documents provided by management.
	Based on the work performed we consider management's impairment analyses including the assumptions used to support the carrying value of investments in subsidiaries as reasonable.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the Swiss statutory financial statements, the consolidated financial statements, the Swiss statutory compensation report and our auditor's reports thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the Swiss statutory financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the Swiss statutory financial statements, our responsibility is to read the other information when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Swiss statutory financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

Board of Directors' responsibilities for the financial statements
The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company's articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website: http://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of association. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

/s/ Peter Eberli   /s/ Beat Walter
Peter Eberli   Beat Walter

Licensed audit expert   Licensed audit expert
Auditor in charge

Zurich, February 26, 2024

CHUBB LIMITED

SWISS STATUTORY COMPENSATION REPORT

December 31, 2023

SWISS STATUTORY COMPENSATION REPORT

A. General

Under Art. 734 et seq. of the Swiss Code of Obligations (the "Code") and our Articles of Association, we are required to prepare a separate Swiss Statutory Compensation Report each year that contains specific items in a presentation format determined by the Code. This compensation report covers compensation for our Board of Directors and Executive Management for the 2023 financial year.

Our Executive Management (as defined under Swiss law) is appointed by our Board. For each of 2023 and 2022, our Executive Management consisted of Evan G. Greenberg, Chairman and Chief Executive Officer; Peter C. Enns, Chief Financial Officer; John W. Keogh, President and Chief Operating Officer; and Joseph F. Wayland, General Counsel and Secretary.

For more detailed information about compensation for our Board of Directors and Executive Management, please review our Proxy Statement in connection with our 2024 annual general meeting of shareholders. You may access this report on the Investor Information section of our website at investors.chubb.com/governance/general-meeting-of-shareholders/default.aspx or by contacting Investor Relations by telephone, email or mail at:

Telephone: +1 (212) 827-4445

Email: investorrelations@chubb.com

Mail: Investor Relations, Chubb Limited, 1133 Avenue of the Americas, 11th Floor, New York, New York 10036

References in this report to "we," "our" or "Chubb" are to Chubb Limited.

B. Compensation of the Board of Directors and Executive Management

Basis of Presentation

The following information sets forth the compensation for the years ended December 31, 2023 and 2022, of the members of the Board and Executive Management for all of the functions that they have performed for Chubb. Compensation of the Board is paid by Chubb. Compensation of Executive Management is paid by Chubb and the Chubb group entities where they are employed. Compensation is paid as a combination of both U.S. dollars, our functional currency, with translation of certain amounts to whole Swiss francs. Where presented, 2023 and 2022 Swiss franc compensation figures have been translated at the average exchange rates. Swiss franc-equivalent total compensation of the Board and Executive Management is included in Tables 1 and 2 below. The average exchange rate we used for U.S. dollars into Swiss francs was 0.89880159 for 2023 and 0.95497047 for 2022.

This report is established in accordance with the provisions of the Code.

Compensation of the Board of Directors

Our directors receive compensation in accordance with our Outside Directors Compensation Parameters. No changes were made to our Outside Director Compensation Parameters in 2023. The Board made changes to the Outside Directors Compensation Parameters effective at the May 2022 annual general meeting, increasing the annual cash retainer from $125,000 (CHF 119,371 in 2022) to $135,000 (CHF 128,921 in 2022; CHF 121,338 in 2023) and annual equity retainer from $180,000 (CHF 171,894) to $190,000 (CHF 181,444 in 2022; CHF 170,772 in 2023). The compensation for the Board for the financial year 2022 set forth in Table 1 is therefore composed of compensation under the prior parameters from January 1 to the date of our 2022 annual general meeting, and compensation under the revised parameters from such date through the end of 2022.

The equity retainer noted above is in the form of restricted stock awards, based on the fair value of Chubb's Common Shares as of the date of the award. Restricted stock awards vest at the following year's annual general meeting. The cash retainer is paid to non-employee directors quarterly, although directors may elect to receive up to all of their compensation, other than compensation for special meetings, in the form of restricted stock awards.

The Lead Director received a fee of $50,000 (CHF 44,940) in 2023, which was unchanged from 2022. Committee chair fees for 2023, also unchanged from 2022, were received as follows:

      Audit Committee - $35,000 (CHF 31,458)
      Compensation Committee - $25,000 (CHF 22,470)
      Nominating & Governance Committee - $20,000 (CHF 17,976)
      Risk & Finance Committee - $25,000 (CHF 22,470)

Directors are not paid fees for attending regular Board or committee meetings, but, at the discretion of the Chairman of the Board and the Lead Director, Chubb may pay an additional $2,000 (CHF 1,798) fee for each special meeting attended by telephone and $3,000 (CHF 2,696) for each special meeting attended in person. Meeting fees were not paid in either 2023 or 2022.

Chubb's Corporate Governance Guidelines specify director equity ownership requirements. Chubb awards non-employee directors restricted stock awards and mandates minimum equity ownership. In February 2023 the Board increased the minimum equity ownership going forward from $600,000 to $700,000 (CHF 539,281 to CHF 629,161). Each director has until the fifth anniversary of his or her initial election to the Board to achieve this minimum. The previously granted restricted stock awards (whether or not vested) are counted toward achieving this minimum.

Once a director has achieved the minimum equity ownership, this requirement will remain satisfied going forward as long as he or she retains the number of shares valued at the minimum amount based on the New York Stock Exchange closing price for Chubb's Common Shares as of the date the minimum threshold is initially met. Any vested shares held by a director in excess of the minimum share equivalent specified above may be sold at the director's discretion after consultation with Chubb's General Counsel and in accordance with the requirements of Chubb's insider trading policy.

No non-market standard compensation was paid to former directors nor did any former director receive any benefits in kind or waivers of claims during the years ended December 31, 2023 and 2022. Mr. Luis Téllez, a former director of the Company, retired from the Board effective May 17, 2023, the date of the 2023 annual general meeting. In August 2023, following his retirement from the Board, Mr. Téllez entered into a consulting agreement with a Mexican subsidiary of Chubb to provide consulting services relating to Chubb's Mexico business. For such services, Mr. Téllez receives an annual consulting fee of $150,000 (CHF 134,820), of which $48,606 (CHF 43,687) was paid in 2023. Such compensation is customary and market standard for the consulting services provided. Neither the entrance into the agreement nor the services and compensation provided thereunder are related to or in connection with Mr. Téllez's former role as a director or his retirement from the Board, which predated the entrance into the consulting arrangement, and therefore such compensation is not included in Table 1.

During the years ended December 31, 2023 and 2022, no current directors received benefits in kind or waivers of claims and no compensation had been paid to any related party of current or former directors, except as noted below with respect to our director charitable contributions program. Additionally, no related party of current or former directors received any benefits in kind or waivers of claims during 2023 or 2022. At each of December 31, 2023 and 2022, no current or former directors or any related party of current or former directors had outstanding loans or credits from Chubb.

Chubb has a matching charitable contributions program for directors under which Chubb will match director charitable contributions to eligible registered charities up to a maximum, which was $40,000 (CHF 35,952 in 2023; CHF 38,199 in 2022) per year for both 2023 and 2022. For Swiss law purposes, some of these matching contributions during the years ended December 31, 2023 and 2022 qualified as related party transactions because our directors or members of their immediate family were directors or officers of the organization. Chubb matched a total of $83,000 (CHF 74,601) in contributions to ten organizations in 2023 and $70,000 (CHF 66,848) in contributions to six organizations in 2022.

The following Table 1 presents information concerning director compensation paid or, in the case of restricted stock awards, earned in the years ended December 31, 2023 and 2022. Although Evan G. Greenberg is Chairman of the Board, Mr. Greenberg receives no compensation in respect of these duties. Details of Mr. Greenberg's compensation in his capacity as a member of Executive Management are included in Table 2 below.

Table 1 — audited

Name	Year	Board Function	Fees Earned or Paid	Stock Awards [1]	All Other [2]	Total in USD	Total in CHF
Michael G. Atieh	**2023**	**Member**	$ **135,000**	$ **190,000**	$ **—**	$ **325,000**	CHF **292,111**
	2022	Member	$ 132,500	$ 186,250	$ —	$ 318,750	CHF 304,397
Kathy Bonanno	**2023**	**Member**	**135,000**	**190,000**	**—**	**325,000**	**292,111**
	2022	Member	101,250	118,750	—	220,000	210,094
Nancy K. Buese [3]	**2023**	**Member**	**101,250**	**118,750**	**—**	**220,000**	**197,736**
Sheila P. Burke	**2023**	**Member**	**135,000**	**190,000**	**—**	**325,000**	**292,111**
	2022	Member	132,500	186,250	—	318,750	304,397
Mary Cirillo	**2023**	**Member (Retired)**	**—**	**129,375**	**2,765**	**132,140**	**118,768**
	2022	Member Chair - Nominating & Governance	—	337,500	—	337,500	322,303
Michael P. Connors	**2023**	**Lead Director**	**185,000**	**190,000**	**—**	**375,000**	**337,051**
	2022	Lead Director	182,500	186,250	—	368,750	352,145
Michael L. Corbat [3]	**2023**	**Member**	**101,250**	**118,750**	**—**	**220,000**	**197,736**
Robert J. Hugin	**2023**	**Member**	**—**	**325,000**	**—**	**325,000**	**292,111**
	2022	Member	—	317,500	—	317,500	303,203
Robert W. Scully	**2023**	**Member Chair - Audit**	**—**	**360,000**	**—**	**360,000**	**323,569**
	2022	Member Chair - Audit	—	352,500	—	352,500	336,627
Eugene B. Shanks, Jr.	**2023**	**Retired**	**—**	**—**	**—**	**—**	**—**
	2022	Member (Retired)	31,250	67,500	4,393	103,143	98,499
Theodore E. Shasta	**2023**	**Member**	**135,000**	**190,000**	**—**	**325,000**	**292,111**
	2022	Member	132,500	186,250	—	318,750	304,397
David H. Sidwell	**2023**	**Member Chair - Nominating & Governance**	**150,000**	**190,000**	**—**	**340,000**	**305,593**
	2022	Member	132,500	186,250	—	318,750	304,397
Olivier Steimer	**2023**	**Member Chair - Risk & Finance**	**160,000**	**190,000**	**—**	**350,000**	**314,581**
	2022	Member Chair - Risk & Finance	157,500	186,250	—	343,750	328,271
Luis Téllez	**2023**	**Member (Retired)**	**33,750**	**71,250**	**—**	**105,000**	**94,374**
	2022	Member	132,500	186,250	—	318,750	304,397
Frances F. Townsend	**2023**	**Member Chair - Compensation**	**160,000**	**190,000**	**—**	**350,000**	**314,581**
	2022	Member Chair - Compensation	157,500	186,250	—	343,750	328,271
Total	**2023**		$ **1,431,250**	$ **2,643,125**	$ **2,765**	$ **4,077,140**	CHF **3,664,544**
	2022		$ 1,292,500	$ 2,683,750	$ 4,393	$ 3,980,643	CHF 3,801,398

[1] The Stock Awards column reflects restricted stock awards earned during 2023 and 2022. These stock awards were granted at fair value in May 2023, May 2022 and May 2021, respectively, at the annual general meetings and vest at the subsequent year's annual general meeting.

[2] The All Other column includes retirement gifts for retiring directors.

[3] Prior to their election to the Board in May 2023, Ms. Nancy Buese and Mr. Michael Corbat each served as a consultant to the Board. For such service, which terminated prior to their election to the Board, Ms. Buese and Mr. Corbat each received consultant fees in 2023 of $50,000 (CHF 44,940), none of which related to service as a director and are therefore not included in Table 1.

Compensation of Executive Management

The following table presents information concerning Executive Management's 2023 and 2022 compensation.

Table 2 — audited

Name and Principal Position	Year	Salary	Bonus	Stock Awards [1]	All Other Compensation [2]	Total in USD	Total in CHF
Evan G. Greenberg Chairman and Chief Executive Officer, Chubb Limited (highest paid executive)	**2023**	**$ 1,550,000**	**$ 9,000,000**	**$ 17,350,017**	**$ 1,461,311**	**$ 29,361,328**	**CHF 26,390,008**
	2022	$ 1,400,000	$ 7,700,000	$ 15,650,006	$ 1,404,637	$ 26,154,643	CHF 24,976,912
All Other Executive Management	**2023**	**$ 2,922,308**	**$ 6,224,000**	**$ 13,725,427**	**$ 1,014,493**	**$ 23,886,228**	**CHF 21,468,980**
	2022	$ 2,806,924	$ 5,669,000	$ 12,300,487	$ 939,787	$ 21,716,198	CHF 20,738,328
Total	**2023**	**$ 4,472,308**	**$15,224,000**	**$ 31,075,444**	**$ 2,475,804**	**$ 53,247,556**	**CHF 47,858,988**
	2022	$ 4,206,924	$13,369,000	$ 27,950,493	$ 2,344,424	$ 47,870,841	CHF 45,715,240

[1] The Stock Awards column discloses the fair value of the stock awards granted on February 26, 2024 for 2023 and February 23, 2023 for 2022, respectively. In comparison, the Summary Compensation Table in the Company's annual proxy statement (unaudited) only discloses equity grants for a particular fiscal year based on the grants made during that fiscal year. This column includes performance-based and time-based restricted stock awards. For 2022, this column also includes the fair value of an off-cycle award granted to a member of Executive Management during 2022.

[2] All Other Compensation column includes perquisites and other personal benefits, consisting of the following:

- For Mr. Greenberg, contributions to retirement plans of $1,110,000 (CHF 997,670) for 2023 and $1,068,000 (CHF 1,019,908) for 2022, personal use of corporate aircraft and chartered helicopter of $298,363 (CHF 268,169) for 2023 and $302,815 (CHF 289,179) for 2022, and miscellaneous other benefits of $52,948 (CHF 47,590) for 2023 and $33,822 (CHF 32,299) for 2022, including executive medical coverage and matching contributions made under our matching charitable contributions program. In August 2022, Mr. Greenberg entered into an Aircraft Time Sharing Agreement with the Company that allows him to reimburse Chubb for his personal use of corporate aircraft based on the incremental cost of each flight to Chubb, provided that the amount does not exceed the maximum allowed under U.S. Federal Aviation Administration (FAA) regulations. Such reimbursed amounts are not perquisites and are not included in the table above. The Board requires Mr. Greenberg to use corporate aircraft for all travel whenever practicable for security reasons and in light of the international nature of the Company's business.

- For the other members of Executive Management, contributions to retirement plans, personal use of corporate aircraft and corporate apartment, and miscellaneous other benefits, including, as applicable, club memberships, financial planning, executive medical coverage, matching contributions made under our matching charitable contributions program, car allowance or car lease and car maintenance allowance.

  - Personal use of the corporate aircraft was limited to space available on normally scheduled management business flights.

  - Other personal benefits including housing allowance.

  - Contributions to retirement plans for 2023 and 2022 totaled $1,778,396 (CHF 1,598,425) and $1,710,889 (CHF 1,633,848), respectively. These consist of discretionary and non-discretionary employer contributions. The discretionary employer contributions for 2023 have been calculated and are expected to be paid in April 2024.

No former member of Executive Management or any related party of current or former Executive Management received non-market standard compensation from Chubb during each of the years ended December 31, 2023 and 2022. No current or former member of Executive Management or any related party thereto received benefits in kind or waivers of claims during 2023 and 2022 other than as described in the footnotes to Table 2.

At each of December 31, 2023 and 2022, no current or former member of Executive Management or any related party of a current or former member of Executive Management had outstanding loans or credits from Chubb.

C. Common Share Ownership of the Board of Directors and Executive Management

a) Board of Directors

The following table is audited and presents information, at December 31, 2023 and 2022, with respect to the ownership of Common Shares by each member of the Board of Directors. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column. None of the members of our Board of Directors listed below holds options to acquire Common Shares. Common Share ownership of Evan G. Greenberg, the Chairman of the Board, is included in b) below.

Name of Beneficial Owner	Year	Number of Common Shares Beneficially Owned	Number of Restricted Stock Units [1]	Number of Restricted Common Shares [2]
Michael G. Atieh [3]	**2023**	**508**	**38,042**	**955**
	2022	1,159	37,422	932
Kathy Bonanno	**2023**	**699**	**—**	**955**
	2022	—	—	932
Nancy K. Buese	**2023**	**12**	**—**	**955**
	2022	—	—	—
Sheila P. Burke	**2023**	**6,755**	**40,172**	**955**
	2022	6,056	39,987	932
Mary A. Cirillo	**2023**	**—**	**—**	**—**
	2022	27,537	15,582	1,692
Michael P. Connors	**2023**	**15,790**	**—**	**955**
	2022	15,091	—	932
Michael L. Corbat	**2023**	**—**	**—**	**955**
	2022	—	—	—
Robert J. Hugin [4]	**2023**	**16,681**	**—**	**1,634**
	2022	15,087	—	1,594
Robert W. Scully [5]	**2023**	**42,886**	**—**	**1,810**
	2022	44,337	—	1,766
Theodore E. Shasta	**2023**	**13,556**	**—**	**955**
	2022	14,556	—	932
David H. Sidwell	**2023**	**12,661**	**—**	**955**
	2022	11,962	—	932
Olivier Steimer	**2023**	**21,158**	**3,837**	**955**
	2022	20,276	3,775	932
Luis Tellez	**2023**	**—**	**—**	**—**
	2022	812	—	932
Frances F. Townsend	**2023**	**2,801**	**—**	**955**
	2022	2,102	—	932
Total	**2023**	**133,507**	**82,051**	**12,994**
	2022	158,975	96,766	13,440

[1] Represents Common Shares that will be issued to the director upon his or her separation from the Board. These Common Shares relate to stock units granted as director's compensation prior to 2008 and associated dividend reinvestment accruals.

For Ms. Burke includes deferred stock units and market value units granted to her while a director of The Chubb Corporation prior to the acquisition of the Chubb Corporation by the Company. Such units will settle following separation from service. The number of vested market value units for Ms. Burke was 11,335 at December 31, 2023. The market value units include dividend reinvestment accruals for 2023 valued at $37,916.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Common Shares beneficially owned includes 247 shares held by a family foundation. Mr. Atieh has no pecuniary interest in these shares.

[4] Common Shares beneficially owned includes 335 shares held by Mr. Hugin's sons, of which Mr. Hugin disclaims beneficial ownership.

[5] Common Shares beneficially owned includes 23,765 shares held by a family foundation, of which Mr. Scully disclaims beneficial ownership.

b) Executive Management

The following table is audited and presents information, at December 31, 2023 and 2022, with respect to the beneficial ownership of Common Shares by each of the following members of Executive Management. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares listed in the Common Shares Beneficially Owned column.

Name of Beneficial Owner	Year	Number of Common Shares Beneficially Owned	Number of Common Shares Subject to Options [1]	Weighted Average Option Exercise Price in CHF	Option Exercise Years	Number of Restricted Common Shares [2]
Evan G. Greenberg [3] [4]	**2023**	**762,153**	**783,524**	**121.97**	**3.83**	**194,819**
	2022	720,351	730,287	126.40	4.55	170,383
Peter C. Enns	**2023**	**6,698**	**18,104**	**158.88**	**7.66**	**33,522**
	2022	4,662	14,084	162.75	8.51	25,020
John W. Keogh [5]	**2023**	**147,984**	**249,542**	**128.61**	**4.51**	**85,788**
	2022	165,166	228,345	132.75	5.18	73,621
Joseph F. Wayland	**2023**	**42,289**	**98,541**	**127.79**	**4.44**	**25,799**
	2022	40,847	97,370	129.56	4.87	21,002
Total	**2023**	**959,124**	**1,149,711**			**339,928**
	2022	931,026	1,070,086			290,026

[1] Represents Common Shares that the individual has the right to acquire within 60 days of December 31, 2023 and 2022, through option exercises, both vested and unvested.

[2] Represents Common Shares with respect to which the individual has the power to vote (but not to dispose of).

[3] Mr. Greenberg shares with other persons the power to vote and/or dispose of 41,700 and 41,564 of the Common Shares listed at December 31, 2023 and 2022, respectively. The amount included in the table for Mr. Greenberg also contains 446,627 and 444,738 additional pledged Common Shares that are owned by trusts or entities in which adult family members of Mr. Greenberg are beneficiaries at December 31, 2023 and 2022, respectively.

[4] Mr. Greenberg pledged 240,000 Common Shares Beneficially Owned in connection with a margin account at December 31, 2023 and 2022.

[5] Mr. Keogh shares with other persons the power to vote and/or dispose of 19,261 and 13,675 of the Common Shares listed at December 31, 2023 and 2022, respectively.

D. Biographies of the Board of Directors and Executive Management

The following includes the biographies of our (i) Board of Directors as set forth in Chubb's proxy statement relating to its 2024 annual general meeting; and (ii) Executive Management as set forth in Chubb's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as well as the disclosures on activities of our Board of Directors and Executive Management in comparable positions in undertakings with an economic (i.e., commercial) purpose as required by Art. 734e of the Code. The information pursuant to Art. 734e of the Code is audited.

a) Board of Directors

Evan G. Greenberg

Chairman and
Chief Executive Officer,
Chubb Limited

Age: 69

Years of Service: 22 (since 2002)

Committee Memberships:
Executive (Chairman)

Evan G. Greenberg was elected as our Chairman of the Board in May 2007. Our Board appointed Mr. Greenberg as our President and Chief Executive Officer in May 2004 and as our President and Chief Operating Officer in June 2003. In April 2002, Mr. Greenberg was appointed to the position of Chief Executive Officer of ACE Overseas General. Mr. Greenberg joined the Company as Vice Chairman, ACE Limited, and Chief Executive Officer of ACE Tempest Re in November 2001. Prior to joining the Company, Mr. Greenberg was most recently President and Chief Operating Officer of American International Group, Inc. (AIG) from 1997 until 2000. From 1975 until 1997, Mr. Greenberg held a variety of senior management positions at AIG, including President and Chief Executive Officer of AIU, AIG's foreign general insurance organization.

Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none

Michael P. Connors Chairman and Chief Executive Officer, Information Services Group, Inc. Independent Lead Director, Chubb Limited Age: 68 Years of Service: 13 (since 2011) Committee Memberships: Compensation, Nominating & Governance, Executive	Michael P. Connors is the founder, Chairman of the Board and Chief Executive Officer of Information Services Group, Inc. (technology insights, market intelligence and advisory services company) (listed company). Mr. Connors served as a member of the Executive Board of VNU N.V. (worldwide media and marketing information company) following the merger of ACNielsen into VNU in 2001 until 2005, and he served as Chairman and Chief Executive Officer of VNU Media Measurement & Information Group and Chairman of VNU World Directories until 2005. He previously was Vice Chairman of the Board of ACNielsen (global marketing research firm) from its spin-off from the Dun & Bradstreet Corporation in 1996 until 2001, was Senior Vice President of American Express Travel Related Services from 1989 to 1995, and before that was a Corporate Vice President of Sprint Corporation (telecommunications provider). Mr. Connors was during the past five years a member of the Board of Directors of Eastman Chemical Company. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
Michael G. Atieh Retired Chief Financial and Business Officer, Ophthotech Corporation Age: 70 Years of Service: 33 (since 1991) Committee Memberships: Risk & Finance	Michael G. Atieh served as Executive Vice President and Chief Financial and Business Officer of Ophthotech Corporation (biopharmaceutical company) from September 2014 until March 2016. From February 2009 until its acquisition in February 2012, Mr. Atieh was Executive Chairman of Eyetech Inc. (private specialty pharmaceutical company). He served as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals from June 2005 until December 2008. Mr. Atieh is currently a director and Chairman of the Audit Committee of Immatics N.V. (clinical stage biopharmaceutical company) (listed company). Mr. Atieh served as a director and Chairman of the Audit Committee of Oyster Point Pharma, Inc. from October 2020 to January 2023. He also served as a member of the Board of Directors of electroCore, Inc. (medical technology company) from June 2018 to June 2022, a member of the Board of Directors of Theravance Biopharma, Inc. from June 2014 to April 2015, and as a member of the Board of Directors and Chairman of the Audit Committee of OSI Pharmaceuticals, Inc. from June 2003 to May 2005. Previously, Mr. Atieh served at Dendrite International, Inc. (software provider) as Group President from January 2002 to February 2004 and as Senior Vice President and Chief Financial Officer from October 2000 to December 2001. He also served as Vice President of U.S. Human Health, a division of Merck & Co., Inc., from January 1999 to September 2000, as Senior Vice President — Merck-Medco Managed Care, L.L.C., an indirect wholly-owned subsidiary of Merck, from April 1994 to December 1998, as Vice President — Public Affairs of Merck from January 1994 to April 1994 and as Treasurer of Merck from April 1990 to December 1993. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Chairman, HMS Enterprises, Inc. (non-listed company)
Kathy Bonanno Business Finance Officer, Google Cloud Age: 61 Years of Service: 2 (since 2022) Committee Memberships: Audit	Kathy Bonanno has served since August 2020 as Business Finance Officer of Google Cloud (cloud computing services) (business segment of listed company Alphabet Inc.). Prior to that, from April 2014 until July 2020, Ms. Bonanno held a variety of senior finance positions with Palo Alto Networks (cybersecurity), including Chief Financial Officer from November 2017 until July 2020, Senior Vice President, Finance, from November 2016 to November 2017, and Vice President, Finance, from April 2014 until November 2016. In her 30 years of business experience she also held a variety of senior finance roles at Symantec Corporation (cybersecurity) from July 2006 to March 2014, and was employed in a variety of roles, including Managing Director Investor Relations, at American Airlines from September 1987 to June 2006. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
Nancy K. Buese Chief Financial Officer, Baker Hughes Age: 54 Years of Service: 1 (since 2023) Committee Memberships: Audit	Nancy K. Buese has served since November 2022 as Chief Financial Officer of Baker Hughes Company (supplier of products and services to the energy industry) (public company). Prior to that, Ms. Buese served as Executive Vice President and Chief Financial Officer of Newmont Corporation (precious metals and mining) from October 2016 to November 2022. Before her role at Newmont, Ms. Buese was Executive Vice President and Chief Financial Officer of MPLX (energy company), and prior to MPLX's acquisition of MarkWest Energy Partners, L.P. in 2015, Ms. Buese served as Executive Vice President and Chief Financial Officer of MarkWest for 11 years. Ms. Buese is a certified public accountant and a former partner with Ernst & Young. Ms. Buese was a director of The Williams Companies, Inc., from 2018 to February 2023, serving on the Compensation & Management Development and Environmental, Health & Safety Committees at the time of her departure from the board, and from 2009 to 2017 served as a director and chaired the audit committee of UMB Financial Corporation. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, HMH (non-listed company, 50% owned by Baker Hughes)

Sheila P. Burke Faculty Research Fellow, John F. Kennedy School of Government, Harvard University Age: 73 Years of Service: 8 (since 2016) Committee Memberships: Risk & Finance	Sheila P. Burke is a Faculty Research Fellow at the Malcolm Wiener Center for Social Policy, and has been a Member of Faculty at the John F. Kennedy School of Government, Harvard University, since 2007. She has been a Senior Public Policy Advisor at Baker, Donelson, Bearman, Caldwell & Berkowitz since 2009 (law firm) (non-listed company). From 1997 to 2016, Ms. Burke was a member of the board of directors of The Chubb Corporation (Chubb Corp.) and joined our Board at the time of its merger with the Company. From 2004 to 2007, Ms. Burke served as Deputy Secretary and Chief Operating Officer of the Smithsonian Institution. Ms. Burke previously was Under Secretary for American Museums and National Programs, Smithsonian Institution, from June 2000 to December 2003. She was Executive Dean and Lecturer in Public Policy of the John F. Kennedy School of Government, Harvard University, from November 1996 until June 2000. Ms. Burke served as Chief of Staff to the Majority Leader of the U.S. Senate from 1985 to 1996. Ms. Burke was also previously a member of the board of directors of health insurance provider WellPoint, Inc. (now Elevance Health Inc.). Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Abt Associates (non-listed company); Member of the Board of Directors, Ascension Health Alliance (non-listed company); Member of the Board of Directors, Strategic Partnership LLC (non-listed company)
Michael L. Corbat Former Chief Executive Officer, Citigroup Inc. Age: 63 Years of Service: 1 (since 2023) Committee Membership: Risk & Finance	Michael L. Corbat served as Chief Executive Officer of Citigroup Inc. (global banking and financial services) from October 2012 until March 2021. Mr. Corbat held a number of key executive management positions in his nearly 40-year career at Citigroup, in which he gained experience in substantially all of Citi's business operations, including Chief Executive Officer of Europe, Middle East and Africa from December 2011 to October 2012, Chief Executive Officer of Citi Holdings from January 2009 to December 2011, Chief Executive Officer of Citi Global Wealth Management from September 2008 to January 2009, and prior to that Head of the Global Corporate and Global Commercial Bank and Head of the Global Relationship Bank. In 2022, Mr. Corbat joined as a Senior Advisor to 26North Partners, a private investment firm (non-listed), and founded Teton Advisors LLC, a private consulting business (non-listed). Mr. Corbat previously served as a member of the Board of Directors of Citigroup Inc. from 2012 to 2021, and also a former member during the last five years of The Clearing House Association (including Chairman of the Supervisory Board), Financial Services Forum (including Vice Chairman), Bank Policy Institute (Member), The Partnership for New York City (Executive Committee Member), The Business Council (Member), Business Roundtable (Member), International Business Council of WEF (Member), and The U.S. Ski & Snowboard Team Foundation (Trustee). Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Jackson Hole Mountain Resort (non-listed company)
Robert J. Hugin Former Chairman and Chief Executive Officer, Celgene Corporation Age: 69 Years of Service: 4 (since 2020) Committee Memberships: Risk & Finance	Robert J. Hugin served as Chief Executive Officer of Celgene Corporation (a biopharmaceutical company) from June 2010 until March 2016, as Chairman of its Board of Directors from June 2011 to March 2016 and as Executive Chairman from March 2016 to January 2018. Prior to June 2016, Mr. Hugin held a number of management roles at Celgene, including President from May 2006 to July 2014, Chief Operating Officer from May 2006 to June 2010 and Senior Vice President and Chief Financial Officer from June 1999 to May 2006. Prior to that, Mr. Hugin was a Managing Director at J.P. Morgan & Co. Inc., which he joined in 1985. Mr. Hugin is currently a director of Biohaven Pharmaceutical Holding Company Ltd. (pharmaceutical company) (listed company). Mr. Hugin has previously served as a director of Allergan plc (multispecialty health care company), Danaher Corporation (science and technology company) and The Medicines Company (pharmaceutical company). Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Board of Directors, Nereid Therapeutics (non-listed company)
Robert W. Scully Retired Co-President, Morgan Stanley Age: 74 Years of Service: 10 (since 2014) Committee Memberships: Audit (Chair), Executive	Robert W. Scully was a member of the Office of the Chairman of Morgan Stanley from 2007 until his retirement in 2009, and he previously served at Morgan Stanley as Co-President, Chairman of global capital markets and Vice Chairman of investment banking. Prior to joining Morgan Stanley in 1996, he served as a managing director at Lehman Brothers and at Salomon Brothers Inc. Mr. Scully is currently a director of KKR & Co. Inc. (listed company) and Zoetis Inc. (listed company). Previously, Mr. Scully was a Public Governor of the Financial Industry Regulatory Authority (FINRA) and a director of UBS Group AG, Bank of America Corporation, GMAC Financial Services and MSCI Inc. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none

Theodore E. Shasta Retired Partner, Wellington Management Company Age: 73 Years of Service: 14 (since 2010) Committee Memberships: Audit	Theodore E. Shasta has served since 2009 as a Director of MBIA, Inc. (financial guarantee insurance provider) (listed company), and also serves as the Chair of its Audit Committee and a member of its Finance and Risk Committee, Compensation and Governance Committee and Executive Committee. Mr. Shasta was formerly a Senior Vice President and Partner of Wellington Management Company, a global investment advisor. Mr. Shasta joined Wellington Management Company in 1996 and specialized in the financial analysis of publicly-traded insurance companies and retired in June 2009. Prior to joining Wellington Management Company, Mr. Shasta was a Senior Vice President of Loomis, Sayles & Company (investment management). Before that, he served in various capacities with Dewey Square Investors and Bank of Boston. In total, Mr. Shasta spent 25 years covering the insurance industry as a financial analyst. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
David H. Sidwell Retired Chief Financial Officer, Morgan Stanley Age: 71 Years of Service: 10 (since 2014) Committee Memberships: Nominating & Governance (Chair), Compensation, Executive	David H. Sidwell was Executive Vice President and Chief Financial Officer of Morgan Stanley from March 2004 to October 2007, when he retired. From 1984 to March 2004, Mr. Sidwell worked for JPMorgan Chase & Co. in a variety of financial and operating positions, most recently as Chief Financial Officer of JPMorgan Chase's investment bank from January 2000 to March 2004. Prior to joining JP Morgan in 1984, Mr. Sidwell was with Price Waterhouse LLP, a major public accounting firm, from 1975 to 1984, where he was qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales. Mr. Sidwell was Senior Independent Director of UBS Group AG until April 2020 and was a director of the Federal National Mortgage Association (Fannie Mae) until October 2016. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
Olivier Steimer Former Chairman, Banque Cantonale Vaudoise Age: 68 Years of Service: 16 (since 2008) Committee Memberships: Risk & Finance (Chair), Executive	Olivier Steimer was Chairman of the Board of Banque Cantonale Vaudoise from October 2002 until December 2017. Previously, he worked for the Credit Suisse Group from 1983 to 2002, with his most recent position at that organization being Chief Executive Officer, Private Banking International, and member of the Group Executive Board. Mr. Steimer has served since 2013 on the Board of Allreal Holding AG (Swiss real estate manager and developer) (listed company) and since January 2018 on the Board of Bank Lombard Odier & Co. Ltd. (a Swiss private bank) (non-listed company). Also, from 2009 to 2021, he served as a member, and from 2012 to 2021 as Vice Chairman, of the Bank Council of Swiss National Bank. He was Chairman of the foundation board of the Swiss Finance Institute until June 2017. From 2003, he served as a member, and from 2010 to 2014 as Vice Chairman, of the Board of Directors of SBB CFF FFS (the Swiss national railway company), and, from 2009 until 2012, he was the Chairman of the Board of Piguet Galland & Cie SA. Mr. Steimer is a Swiss citizen. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
Frances F. Townsend Advisory Services, Frances Fragos Townsend, LLC Age: 62 Years of Service: 4 (since 2020) Committee Memberships: Compensation (Chair), Nominating & Governance, Executive	Frances F. Townsend currently runs her own independent corporate consulting business, Frances Fragos Townsend, LLC. From December 2020 until November 2023, Ms. Townsend served in a variety of roles at Activision Blizzard (interactive gaming and entertainment), including Executive Vice President for Corporate Affairs, Corporate Secretary, Chief Compliance Officer and Senior Counsel. From October 2010 to December 2020, Ms. Townsend served at MacAndrews & Forbes Incorporated (a diversified holding company). At the time of her departure she was Vice Chairman, General Counsel and Chief Administrative Officer. From April 2009 to October 2010, Ms. Townsend was a partner at the law firm of Baker Botts LLP. Prior to that, she served as Assistant to President George W. Bush for Homeland Security and Counterterrorism and chaired the U.S. Homeland Security Council from May 2004 until January 2008. She also served as Deputy Assistant to the President and Deputy National Security Advisor for Combating Terrorism from May 2003 to May 2004. Prior to serving the President, Ms. Townsend was the first Assistant Commandant for Intelligence for the U.S. Coast Guard and spent 13 years at the U.S. Department of Justice in various senior positions. Ms. Townsend is a board member of the Council on Foreign Relations and the Trilateral Commission, and is currently the lead independent director of Leonardo DRS, Inc. (defense contractor) and a director of Freeport-McMoRan Inc. (international mining company). During the past five years, Ms. Townsend served as a director of Scientific Games Corporation (now Light & Wonder Inc.), SciPlay Corporation and The Western Union Company. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: Member of the Advisory Board, Beacon Global Strategies (non-listed company); Member of the Advisory Board, Coinbase (listed company); Member of the Advisory Board, Investcorp Bank (non-listed company); Member of the Board of Directors, SAP National Security Services (non-listed company); Member of the Board of Directors, Thomson Reuters Special Services (non-listed company)

b) Executive Management

Evan G. Greenberg Chairman and Chief Executive Officer	See above under "Board of Directors."
John W. Keogh President and Chief Operating Officer Age: 59	John W. Keogh was appointed President of Chubb in December 2020, and has served as Chief Operating Officer since July 2011. Mr. Keogh was appointed Vice Chairman of Chubb Limited in 2010 and Executive Vice Chairman in 2015. Mr. Keogh joined Chubb in 2006 as Chairman, Insurance – Overseas General. Before joining Chubb, Mr. Keogh held a range of positions with increasing responsibility during a 20-year career with AIG, including Senior Vice President, Domestic General Insurance, and President and Chief Executive Officer of National Union Fire Insurance Company of Pittsburgh, an AIG member company. He began his insurance career as an underwriter with AIG in 1986. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
Peter C. Enns Chief Financial Officer Age: 58	Peter C. Enns was appointed Executive Vice President and Chief Financial Officer of Chubb Limited in July 2021. Mr. Enns, who joined Chubb in April 2021 as Executive Vice President, Finance, has more than 30 years of finance and investment banking experience. Before joining Chubb, Mr. Enns held several management positions at HSBC from 2018 to 2020, including Global Head of Financial Institutions Group, Global Co-Head of Corporate Finance Coverage, and Global Co-Head of Investment Banking Coverage. Prior to HSBC, Mr. Enns held several senior positions through 2017 during a more than 20-year career at Goldman Sachs, including Chairman and CEO of Goldman Sachs Canada, Head of the Asia Financial Institutions Group, and Partner of the U.S. Financial Institutions Group. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none
Joseph F. Wayland General Counsel and Secretary Age: 66	Joseph F. Wayland was appointed Executive Vice President of Chubb Limited in January 2016, and General Counsel and Secretary of Chubb Limited in July 2013. Mr. Wayland joined Chubb from the law firm of Simpson Thacher & Bartlett LLP, where he was a partner since 1994. From 2010 to 2012, he served in the United States Department of Justice, first as Deputy Assistant Attorney General of the Antitrust Division, and was later appointed as the Acting Assistant Attorney General in charge of that division. Other current mandates as a member of the board of directors, executive management or advisory board in undertakings with an economic purpose not listed above: none

REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING OF CHUBB LIMITED, ZURICH ON THE (SWISS STATUTORY) COMPENSATION REPORT

Report on the audit of the compensation report

Opinion

We have audited the Swiss Statutory Compensation Report (compensation report) of Chubb Limited (the Company) for the year ended December 31, 2023. The audit was limited to the information pursuant to article 734a-734f CO in the tables/information marked 'audited' on pages SC-4 to SC-11 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company's articles of association.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked 'audited' in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers AG

/s/ Peter Eberli   /s/ Beat Walter
Peter Eberli   Beat Walter

Licensed audit expert   Licensed audit expert
Auditor in charge

Zurich, March 21, 2024

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Featured artwork

Detail of artwork on cover, gatefold and pages 22, 31, 32 and 43
Donna Huanca
MAGMA SLIT #2 (FALL), 2021
oil, sand on digital print on canvas
90 9/16 x 129 15/16 inches (230 x 330 cm)
© Donna Huanca
Courtesy: the artist and Sean Kelly, New York/Los Angeles

Page 2
Jose Dávila
Homage to the Square, 2015
stainless steel frames, epoxy paint and wire
35 7/16 x 35 7/16 x 35 7/16 inches (90 x 90 x 90 cm)
© Jose Dávila
Courtesy: the artist and Sean Kelly, New York/Los Angeles

Page 21
Jose Dávila
Homage to the Square, 2021
polished stainless steel and epoxy paint
70 7/8 x 70 7/8 x 70 7/8 inches (180 x 180 x 180 cm)
© Jose Dávila
Courtesy: the artist and Sean Kelly, New York/Los Angeles

Page 27
Idris Khan
Between the Curtain and the Glass, 2022
digital C-type print on aluminum
print: 52 11/16 x 115 1/4 x 1 3/16 inches (133.8 x 292.8 x 3 cm)
framed: 57 13/16 x 120 3/8 x 2 15/16 inches (146.8 x 305.8 x 7.5 cm)
edition of 7 with 2 APs (#2/7)
© Idris Khan
Courtesy: the artist and Sean Kelly, New York/Los Angeles

Page 28
Rebecca Ward
spine, 2022
acrylic and dye on stitched canvas
60 x 80 x 1 1/2 inches (152.4 x 203.2 x 3.8 cm)
© Rebecca Ward

Page 30
Jongsuk Yoon
Mai, 2022
oil on canvas
80 11/16 x 167 5/16 inches (205 x 425 cm)
artwork by Jongsuk Yoon | courtesy Galerie nächst St. Stephan
Rosemarie Schwarzwälder, Vienna | © Photo: Markus Wörgötter

Page 37
Angelina Pwerle
Bush Plum Dreaming, 2002
synthetic polymer paint on linen
painting: 46 7/16 x 70 7/8 inches (118 x 180 cm)
framed: 47 3/8 x 71 13/16 x 2 1/2 inches (120.3 x 182.4 x 6.3 cm)
© Copyright Agency. Licensed by Artists Rights Society (ARS),
New York, 2024

Page 38
Mariko Mori
Plasma Stone II, 2017-2018
dichroic coated layered acrylic in 2 parts, Corian base
50 x 23 1/2 x 18 inches (127 x 59.7 x 45.7 cm) each
edition of 5 with 2 APs (#1/5)
© Mariko Mori
Courtesy: the artist and Sean Kelly, New York/Los Angeles

Chubb Limited
Bärengasse 32
CH—8001 Zurich
Switzerland

chubb.com